Exhibit 99.1

Itaú Corpbanca and Subsidiaries

Consolidated Financial Statements for the years ended December 31, 2016 and 2015

Itaú Corpbanca and Subsidiaries – Consolidated Financial Statements – December 31, 2016	1

Ch$	=	Figures expressed in Chilean pesos.
MCh$	=	Figures expressed in millions of Chilean pesos.
US$	=	Figures expressed in US dollars.
ThUS$	=	Figures expressed in thousands of US dollars.
MUS$	=	Figures expressed in millions of US dollars.
COP$	=	Figures expressed in Colombian pesos.
MCOP$	=	Figures expressed in millions of Colombian pesos.
UF	=	Figures expressed in Unidades de Fomento (a Chilean inflation-indexed, peso-denominated monetary unit that is set daily based on changes in the Chilean Consumer Price Index).

Itaú Corpbanca and Subsidiaries – Consolidated Financial Statements – December 31, 2016	2

Itaú Corpbanca and Subsidiaries

Consolidated Statements of Financial Position

(In millions of Chilean pesos - MCh$)

	Note	12-31-2016	12-31-2016
		MCh$	MCh$
ASSETS
Cash and due from banks	5	1,487,137	477,809
Transactions pending settlement	5	145,769	62,095
Trading securities	6	632,557	17,765
Receivables from repurchase agreements and securities borrowing	7	170,242	10,293
Financial derivative instruments	8	1,102,769	227,984
Loans and advances to banks	9	150,568	99,398
Loans to customers	10	20,427,214	6,713,983
Financial assets available for sale	11	2,054,110	512,510
Financial assets held to maturity	11	226,433	—
Investments in other companies	12	19,967	2,475
Intangible assets	13	1,657,614	51,809
Property, plant and equipment	14	121,043	33,970
Current tax assets	15	162,410	7,732
Deferred tax assets	15	287,051	110,044
Other assets	16	461,299	137,454

TOTAL ASSETS		29,106,183	8,465,321

LIABILITIES
Current accounts and other demand deposits	17	4,453,191	981,349
Transactions pending settlement	5	67,413	26,377
Payables from buyback agreements and securities lending	7	373,879	43,727
Savings accounts and time deposits	17	11,581,710	3,952,573
Financial derivative instruments	8	907,334	253,183
Borrowings from financial institutions	18	2,179,870	658,600
Debt instruments issued	19	5,460,253	1,504,335
Other financial liabilities	19	25,563	20,733
Current tax liabilities	15	—	—
Deferred tax liabilities	15	211,617	96,448
Provisions	20	164,215	82,954
Other liabilities	21	276,842	52,480

TOTAL LIABILITIES		25,701,887	7,672,759

EQUITY
Attributable to owners of the bank
Capital	2/23	1,862,826	344,569
Reserves	2/23	1,294,108	396,710
Valuation accounts	23	15,552	(944)
Retained earnings:		1,030	52,168
Retained earnings from prior periods	23	—	—
Profit for the year	23	2,059	104,336
Less: Minimum dividend provision	20/23	(1,029)	(52,168)

		3,173,516	792,503
Non-controlling interest	23	230,780	59

TOTAL EQUITY		3,404,296	792,562

TOTAL LIABILITIES AND EQUITY		29,106,183	8,465,321

The explanatory notes are an integral part of these Consolidated Financial Statements.

Itaú Corpbanca and Subsidiaries – Consolidated Financial Statements – December 31, 2016	3

Itaú Corpbanca and Subsidiaries

Consolidated Statements of Income for the Period

For the years ended

(In millions of Chilean pesos - MCh$)

			Restated(*)
			See Note 2
	Note	12-31-2016	12-31-2015
		MCh$	MCh$
Interest and indexation income	24	1,491,486	496,940
Interest and indexation expenses	24	(870,028)	(278,692)
Net interest and indexation income		621,458	218,248
Fee and commission income	25	193,801	81,375
Fee and commission expenses	25	(43,005)	(10,287)
Net fee and commission income		150,796	71,088
Net financial operating income (loss)	26	112,408	(29,022)
Net foreign exchange transactions	27	(48,871)	74,461
Other operating income	32	19,447	9,566
Total operating income		855,238	344,341
Credit risk provisions	28	(251,128)	(43,593)
OPERATING INCOME, NET OF CREDIT RISK PROVISIONS		604,110	300,748
Payroll and personnel expenses	29	(245,665)	(86,711)
Administrative expenses	30	(235,204)	(66,831)
Depreciation and amortization	31	(63,692)	(9,785)
Impairment	31	(351)	—
Other operating expenses	32	(76,581)	(16,451)
TOTAL OPERATING EXPENSES		(621,493)	(179,778)
NET OPERATING INCOME		(17,383)	120,970
Income attributable to investments in other companies	12	544	226
Profit (loss) before taxes		(16,839)	121,196
Income tax expense	15	14,435	(16,851)
Profit (loss) from continuing operations		(2,404)	104,345
Profit (loss) from discontinued operations		(504)	—
CONSOLIDATED PROFIT (LOSS) FOR THE YEAR		(2,908)	104,345
Attributable to:
Owners of the bank		2,059	104,336
Non-controlling interest	23	(4,967)	9
Earnings per share attributable to owners of the bank:
Basic earnings per share	23	0.005	0.907 (*)
Diluted earnings per share	23	0.005	0.907 (*)
Earnings per share from continuing operations attributable to owners of the bank: (expressed in Ch$)
Basic earnings per share		0.005	0.907 (*)
Diluted earnings per share		0.005	0.907 (*)

The explanatory notes are an integral part of these Consolidated Financial Statements.

Itaú Corpbanca and Subsidiaries – Consolidated Financial Statements – December 31, 2016	4

Itaú Corpbanca and Subsidiaries

Consolidated Statements of Other Comprehensive Income for the Period

For the years ended

(In millions of Chilean pesos - MCh$)

	Note	12-31-2016	12-31-2015
		MCh$	MCh$
CONSOLIDATED PROFIT (LOSS) FOR THE YEAR	23 g.	(2,908)	104,345
OTHER COMPREHENSIVE INCOME (LOSS) THAT WILL BE RECLASSIFIED TO PROFIT IN SUBSEQUENT PERIODS
Financial assets available for sale	23 g.	15,418	664
Loss from currency translation of Colombian investment and New York Branch	23 g.	(7,101)	—
Gain from hedge of net investment in foreign operation	23 g.	13,458	—
Loss from cash flow hedge	23 g.	(5,603)	—
Other comprehensive income before taxes		16,172	664
Income taxes on investments available for sale	23 g.	(4,025)	(218)
Income taxes on variation in hedge of net investment in foreign operation	23 g.	(2,685)	—
Income taxes on variation in cash flow hedge	23 g.	1,345	—
Income taxes related to other comprehensive income		(5,365)	(218)
Total other comprehensive income that will be reclassified to profit in subsequent periods		10,807	446

OTHER COMPREHENSIVE INCOME THAT WILL NOT BE RECLASSIFIED TO PROFIT IN SUBSEQUENT PERIODS
Recognition of defined benefit obligations	23 g.	(3,920)	—
Income tax on recognition of defined benefit obligations	23 g.	1,090	—
Total other comprehensive loss that will be reclassified to profit in subsequent periods		(2,830)	—

TOTAL OTHER COMPREHENSIVE INCOME	23 g.	5,069	104,791
COMPREHENSIVE INCOME (LOSS) FOR THE YEAR
Attributable to:
Owners of the bank	23 g.	18,555	104,782
Non-controlling interest	23 g.	(13,486)	9

The explanatory notes are an integral part of these Consolidated Financial Statements.

Itaú Corpbanca and Subsidiaries – Consolidated Financial Statements – December 31, 2016	5

Itaú Corpbanca and Subsidiaries

Statements of Changes in Equity

For the years ended December 31, 2016 and 2015

(In millions of Chilean pesos—MCh$—except for the number of shares)

					Reserves			Retained Earnings
	Number of Shares of Banco Itaú	Exchange Ratio	Number of Shares Restated	Capital	Reserves from Earnings	Other Reserves Not from Earnings	Valuation Accounts	Profit (Loss) for the Year	Minimum Dividend Provision	Total Attributable to Owners of the Bank	Non- Controlling Interest	Total Equity
	(i)	(ii); (a)	(i)*(ii)
	Millions	Number	Millions	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Equity as of January 1, 2015	1,433,690	80,240	115,040	344,569	339,598	(1,761)	(1,390)	85,693	(42,847)	723,862	50	723,912

Increase or decrease in capital and reserves	—		—	—	59,245	—	—	(59,245)	—	—	—	—
Profit distribution	—		—	—	—	—	—	(26,448)	42,847	16,399	—	16,399
Minimum dividend provision	—		—	—	—	—	—	—	(52,168)	(52,168)	—	(52,168)
Adjustment for IFRS first-time adoption by subsidiary	—		—	—	—	(372)	—	—	—	(372)	—	(372)
Comprehensive income for the year	—		—	—	—	—	446	104,336	—	104,782	9	104,791

Equity as of December 31, 2015	1,433,690		115,040	344,569	398,843	(2,133)	(944)	104,336	(52,168)	792,503	59	792,562

Increase or decrease in capital and reserves	710,477	80,240	57,009	392,813	52,168		—	(52,168)	—	392,813	—	392,813
Profit distribution	—		—	—	—	—	—	(52,168)	52,168	—	—	—
Minimum dividend provision	—		—	—	—	—	—	—	(3,069)	(3,069)	—	(3,069)
Comprehensive income for the period (Jan-Mar 2016)	—		—	—	—	—	1,024	6,138	—	7,162	2	7,164

Equity as of March 31, 2016	2,144,167		172,049	737,382	451,011	(2,133)	80	6,138	(3,069)	1,189,409	61	1,189,470

Effects of Corpbanca Merger and Integration (b)
Elimination of legal capital Banco Itaú Chile			—	(737,382)	—	737,382	—	—	—	—	—	—
Pre-merger legal capital Corpbanca			—	781,559	—	(781,559)	—	—	—	—	—	—
Capital increase Corpbanca (06.26.2015)			—	401,424	—	(401,424)	—	—	—	—	—	—
Fair value Corpbanca and Subsidiaries			340,358	679,843	—	1,290,831	—	—	—	1,970,674	244,207	2,214,881

Equity as of April 1, 2016			512,407	1,862,826	451,011	843,097	80	6,138	(3,069)	3,160,083	244,268	3,404,351

Minimum dividend provision			—	—	—	—	—	—	2,040	2,040	—	2,040

Comprehensive income for the period (Apr-Dec 2016)			—	—	—	—	15,472	(4,079)	—	11,393	(13,488)	(2,095)

Equity as of December 31, 2016			512,407	1,862,826	451,011	843,097	15,552	2,059	(1,029)	3,173,516	230,780	3,404,296

The explanatory notes are an integral part of these Consolidated Financial Statements.

(a)	Given the business combination (reverse acquisition under IFRS 3), the legal capital of the legal acquirer must be reflected retroactively (See Note 2).
(b)	For more information on the transaction, see Note 2, section “Business Combination of Banco Itaú Chile and CorpBanca”.

Itaú Corpbanca and Subsidiaries – Consolidated Financial Statements – December 31, 2016	6

Itaú Corpbanca and Subsidiaries

Consolidated Statements of Cash Flows

(In millions of Chilean pesos - MCh$)

			Restated(*)
			See Note 1 ff)
	Note	12-31-2016	12-31-2015
		MCh$	MCh$
CASH FLOWS FROM OPERATING ACTIVITIES:
Profit (loss) for the year before taxes		(16,839)	121,196
Charges (credits) to income that do not represent cash flows:
Depreciation and amortization	31	63,692	9,785
Credit risk provisions	28	274,398	51,898
Provisions and write-offs for assets received in lieu of payment		11,309	468
Impairment	31	351	—
Contingency provisions	32	10,633	530
Adjustment to market value of investments and derivatives		24,415	8,559
Net interest and indexation income	24	(621,458)	(218,248)
Net fee and commission income	25	(150,796)	(71,088)
Net foreign exchange transactions	27	48,871	(74,461)
Changes in foreign exchange rates of assets and liabilities		11,406	—
Other credits that do not represent cash flows		(4,967)	(6,929)

Subtotal		(348,985)	(178,290)

Loans to customers and banks		722,072	(581,027)
Receivables from repurchase agreements and securities borrowing		45,113	54,797
Trading securities		(165,957)	23,760
Financial assets available for sale		554,928	(143,618)
Financial assets held to maturity		(60,038)	—
Other assets and liabilities		139,123	139,554
Savings accounts and time deposits		(642,318)	(19,030)
Current accounts and other demand deposits		(787,998)	93,642
Payables from repurchase agreements and securities lending		(428,466)	—
Dividends received from investments in other companies	12	544	226
Foreign borrowings obtained		3,570,163	259,148
Repayment of foreign borrowings		(3,953,640)	(226,567)
Interest paid		(835,043)	(222,672)
Interest earned		1,420,179	469,519
Taxes paid		(201,884)	(54,657)
Repayment of other borrowings		(8,330)	(38,624)
Proceeds from sale of assets received in lieu of payment		2,060	2,136

Net cash flows used in operating activities		(978,477)	(421,703	) (*)

CASH FLOWS FROM INVESTING ACTIVITIES:		—	—
Purchase of property, plant and equipment and intangible assets	13-14	(105,157)	(16,481)
Investments in other companies	12	(421)	(2)
Cash and cash equivalents from CorpBanca integration	2	1,694,231	—

Net cash flows provided by (used in) investing activities		1,588,653	(16,483	) (*)

CASH FLOWS FROM FINANCING ACTIVITIES:
Debt instruments issued		810,270	445,789
Redemption of debt issued		(276,131)	(6,124)
Capital increase	23	392,813	—
Dividends paid	23	(52,168)	(26,448)

Net cash flows provided by financing activities		874,784	413,217	(*)

Effect of changes in exchange rates		6,176	—

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS		1,491,136	(24,969)

Cash and cash equivalents at beginning of period		625,608	650,577
Cash and cash equivalents at end of period	5	2,116,744	625,608

Net increase (decrease) in cash and cash equivalents		1,491,136	(24,969)

The explanatory notes are an integral part of these Consolidated Financial Statements.

Itaú Corpbanca and Subsidiaries – Consolidated Financial Statements – December 31, 2016	7

Itaú Corpbanca and Subsidiaries – Consolidated Financial Statements – December 31, 2016	8

Itaú Corpbanca and Subsidiaries

Explanatory Notes to the Consolidated Financial Statements

As of December 31, 2016 and 2015

(In millions of Chilean pesos, except for the number of shares)

Note 1 - General Information and Summary of Significant Accounting Policies

General Information – Itaú Corpbanca and Subsidiaries

Itaú Corpbanca is a corporation incorporated under the laws of the Republic of Chile and regulated by the Superintendency of Banks and Financial Institutions (SBIF). It was formed on April 1, 2016, from the merger of Banco Itaú Chile and CorpBanca (the latter is the legal successor)1.

After the merger, the ownership structure was as follows: Itaú Unibanco (35.71%), CorpGroup and subsidiaries (31.00%) and minority shareholders (33.29%). Itaú Unibanco is the Bank’s controlling shareholder. In this context, and notwithstanding the foregoing, Itaú Unibanco and CorpGroup signed a shareholder agreement that regulates aspects such as corporate governance, protective rights, dividends, share transfers, liquidity and other matters.

Itaú Corpbanca is headquartered in Chile, and it also has operations in Colombia and Panama. In addition, it has a branch in New York and a representation office in Madrid2. It has total consolidated assets of MCh$29,106,183 (MUS$43,454) and capital of MCh$3,404,296 (MUS$5,082). Itaú Corpbanca offers universal banking products targeted toward large and medium-sized companies and retail customers. The merged bank is the fourth largest private bank in Chile, and a banking platform for future expansion throughout Latin America, specifically in Chile, Colombia, Peru and Central America.

The legal domicile of Itaú Corpbanca is Rosario Norte N° 660, Las Condes, Santiago, Chile and its website is www.itau.cl.

The Consolidated Financial Statements of Itaú Corpbanca for the year ended December 31, 2016, were approved by the Board of Directors on February 23, 2017.

i)	History of the Merged Banks:

The Bank’s extensive history has been full of challenges.

As the oldest private bank in the country, our history dates back to the 19th century, when financing options were scarce—a situation that directly impacted activities like agriculture, mining and manufacturing at the time. On October 16, 1871, Banco de Concepción was founded by leading citizens in the city of Concepción, among them Aníbal Pinto Garmendia, as they embarked on the long process of expanding those activities. The new entity began operations as an issuing, deposit and discount bank.

Banco de Concepción was founded with share capital from 93 people, primarily merchants, farmers, industrial businessmen and professionals from the area. According to the era’s Revista del Sur magazine, “the most reputable signatures in town” were coming together to promote and support regional development.

[1]	The business combination was a “reverse acquisition” as established in IFRS 3, in which Banco Itaú Chile is the successor for accounting purposes and CorpBanca is the legal successor. For more information on the transaction, see Note 2, Section 2 “Business Combination.”
[2]	None of the markets where Itaú Corpbanca and its subsidiaries operate have a hyperinflationary economy.

Itaú Corpbanca and Subsidiaries – Consolidated Financial Statements – December 31, 2016	9

By means of Decree No. 152, dated September 6, 1871, Banco de Concepción’s bylaws were approved by the Ministry of Finance. One month later, on October 3, 1871, by means of Decree No. 180, the Ministry of Finance legally recognized the banking corporation and licensed it to begin operating on October 16th of the same year.

October 23, 1871, the day Banco de Concepción made its first loan, marked a turning point in its history. Since that date, the Bank has operated continuously despite national crises as significant as the earthquakes that have battered the country and economic or political circumstances that ultimately left the Bank stronger. The 1878 annual report—published in the midst of the economic crisis triggered by the Great Depression, a drop in the price of copper and other factors—reported that the Bank’s market position remained sound, which allowed it to overcome difficult times and continue its prosperous stride.

The savings division was created in 1881 and the bylaws were modified to add a mortgage division in 1887.

In 1971, the Chilean Development Corporation (CORFO) acquired one third of the Bank’s share capital. The same year, it acquired Banco Francés e Italiano, taking ownership of its branches, one of which was in Santiago. The next year, the Bank expanded to the provinces of Ñuble and Biobío through the authorized merger with Banco Chillán. In 1975, operations spread to the city of Valdivia through a merger with Banco de Valdivia.

In 1975, CORFO sold its shares of the Bank, which were acquired by a group of individuals from Chile’s Bíobío region, remaining faithful to the Bank’s regional origins and support of industry, retail and wholesale trade, agriculture and other economic activities in the area.

Banco de Concepción was part of regional life and development; nonetheless, the Bank’s operations gradually and steadily spread throughout the country, a necessary step given the Bank’s growth. So in 1980, the Bank relocated its headquarters to Santiago and changed its corporate name to Banco Concepción, thus consolidating its position as a key player in the nation’s economic growth.

In 1986, the Bank was acquired by the Chilean National Mining Society (Sociedad Nacional de Minería, or SONAMI), marking the beginning of a very dynamic role in financing small- and medium-scale mining operations.

In late 1995, the trade association sold its majority interest in the Bank to a group of investors led by Mr. Alvaro Saieh Bendeck.

New breezes began to blow at the Bank. A new growth and modernization strategy was implemented in order to position it as a leader in the Chilean financial system under the corporate name, CorpBanca.

In 1998, CorpBanca acquired Financiera Condell and later the loan portfolio belonging to Corfinsa, the consumer finance division of Banco Sud Americano (presently Scotiabank). Today, the two comprise Banco Condell, the Bank’s consumer finance division. Its operations, services and products focus on the low-to-middle income segment in Chile.

Borders did not limit the Bank’s growth. In a move toward international expansion, the Bank completed the listing process in November 2004 to trade American Depositary Receipts (ADRs) on the New York Stock Exchange. Then, five years later, the New York Branch opened, placing the Bank in a position to support customers by expanding their financing opportunities in the United States. CorpBanca opened a representation office in Spain two years later. The office is designed to promote the Bank and provide information to foreign companies while serving as a link for the Bank’s customers in Chile and Colombia.

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On principle, CorpBanca seeks to assume new challenges that involve unrestricted development and ongoing professional growth. In 2012, the Bank began to expand its regional borders with the purchase of Banco Santander Colombia S.A., and subsidiaries, which then became Banco Corpbanca Colombia. With this acquisition, CorpBanca became the first Chilean bank with a foreign subsidiary. In 2013, Helm Bank S.A. and its subsidiaries were acquired. The following year’s merger left the two separate branch networks intact: CorpBanca and Helm. Thus, we have entered the strong Colombian market with great growth projections.

In early 2014, the prospect of becoming a large bank with regional presence inspired the controlling shareholders to sign a merger agreement with Itaú-Unibanco and Itaú Chile.

The Itaú group began operating in Chile in September 2006, after purchasing the operations of Bank Boston (U.S. subsidiary) and Bank of America, which had previously merged in 2004. Once the purchase was approved by the SBIF, this bank’s name was changed to Banco Itaú Chile on February 28, 2007.

In June 2015, the shareholders of Corpbanca and Banco Itaú Chile agreed to merge. The business combination was approved by the SBIF in September of that same year. The merger with Banco Itaú Chile took place on April 1, 2016, at which time the Bank’s name was changed to Itaú Corpbanca.

The merged bank is the fourth largest private bank in Chile with approximately 11% of local market share in loans. This strategic partnership will help create a major national and regional player that sets the groundwork for future expansion into other Latin American countries.

The histories of Banco Itaú Chile and Corpbanca have now melded into one. Corpbanca brought to the table a strong track record crowned with challenges, lessons and achievements. Since its beginnings in 1871, the Bank’s objective has been clear: to provide customers with excellent service and remain loyal to its founders’ goal to support national development. Meanwhile, Banco Itaú, with over 90 years in business, contributed all the experience it has gleaned as Latin America’s largest private bank, a leader in the Brazilian market and one of the world’s leading banks in terms of market capitalization.

Together, at the service of customers, employees, shareholders and the community, the new entity is Chile’s fourth largest bank and one of Latin America’s soundest financial institutions.

Its business model combines the strengths and local expertise of both banks, which will enable it to reach more customers with world-class service and a broader range of financial products and solutions.

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The figure below recaps the major milestones in the Bank’s history:

ii)	Itaú Corpbanca Today

As of November 30, 2016, according to the SBIF, Itaú Corpbanca was the fourth largest private bank in Chile in terms of loans, with a market share of 11.5%.

As of October 31, 2016, according to the Colombian Financial Superintendency, CorpBanca Colombia was the sixth largest bank in Colombia in terms of total loans and total deposits, as reported under local accounting and regulatory requirements. As of that date, it had market share in loans of 5.6%.

iii)	Itaú Corpbanca and Subsidiaries.

Itaú Corpbanca must prepare Consolidated Financial Statements that include its subsidiaries and its foreign branch, as well as investments in banking support subsidiaries, among others.

The Bank does business in the following domestic and foreign markets:

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Summary of Significant Accounting Policies

a)	Accounting Periods Covered

These Consolidated Financial Statements cover the years ended December 31, 2016 and 2015.

b)	Basis of Preparation of the Consolidated Financial Statements

These Consolidated Financial Statements have been prepared in accordance with the Compendium of Accounting Standards issued by the SBIF. The SBIF is the regulator that, in accordance with Article No. 15 of the General Banking Law, establishes that banks must use the accounting principles mandated by it and any matter not addressed therein, as long as it does not contradict its instructions, should adhere to international accounting standards and international financial reporting standards (IFRS) as agreed upon by the International Accounting Standards Board (IASB). Should any discrepancies arise between these accounting principles and the accounting criteria issued by the SBIF (Compendium of Accounting Standards), the latter shall take precedence.

The notes to the Consolidated Financial Statements contain information in addition3 to that presented in the Consolidated Statements of Financial Position, the Consolidated Statements of Income for the Period, the Consolidated Statements of Other Comprehensive Income for the Period, the Consolidated Statements of Changes in Equity and the Consolidated Statements of Cash Flows. These notes provide clear, relevant, reliable and comparable narrative descriptions and details on these statements.

[3]	Note 2 “Financial Statement Presentation, Business Combination and Accounting Changes” includes a detailed explanation of accounting information for the current and comparative periods.

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c)	Consolidation Criteria

These Consolidated Financial Statements include the preparation of the separate (individual) financial statements of the Bank and the diverse companies (controlled entities and subsidiaries) that are consolidated as of December 31, 2016 and 2015, and include any adjustments and reclassifications necessary to standardize the accounting policies and valuation criteria applied by the Bank in accordance with the standards stipulated by the SBIF Compendium of Accounting Standards.

Intercompany balances and any unrealized income or expenses that arise from group intercompany transactions are eliminated in preparing the Consolidated Financial Statements.

For consolidation purposes, the financial statements of the New York entities have been converted to Chilean pesos at the exchange rate of Ch$669.81 per US$1 as of December 31, 2016 (Ch$710.08 per US$1 as of December 31, 2015). The Colombian subsidiaries have used the exchange rate of Ch$0.2231 per COP$1 as of December 31, 2016 (Ch$0.2266 per COP$1 as of December 31, 2015), in accordance with International Accounting Standard 21, regarding the valuation of foreign investments in economically stable countries.

The assets, liabilities, operating income and expenses of subsidiaries net of consolidation adjustments represent 26%, 29%, 40% and 29% respectively, of the total assets, liabilities, income and expenses of consolidated operations as of December 31, 2016 (0%, 0%, 8% and 16% in December 2015, respectively).

d)	Controlled Entities

Regardless of the nature of its involvement in an entity (the investee), Itaú Corpbanca will determine whether it is a controller by assessing its control over the investee.

The Bank controls an investee when it has exposure, or rights, to variable returns from the investor’s involvement with the investee and has the ability to use its power over the investee to affect the amount of the investor’s returns.

Therefore, the Bank controls an investee if and only if it has all of the following elements:

1) Power over the investee, i.e. existing rights that give it the ability to direct the relevant activities of the investee (the activities that significantly affect the investee’s returns);

2) Exposure, or rights, to variable returns from its involvement with the investee;

3) The ability to use its power over the investee to affect the amount of the investor’s returns.

When the Bank has less than the majority of voting rights in an investee, but these voting rights are sufficient to give it the practical ability to unilaterally direct the investee’s relevant activities, the Bank is determined to have control. The Bank considers all relevant factors and circumstances in evaluating whether voting rights are sufficient to obtain control, including:

•	The size of the Bank’s holding of voting rights relative to the size and dispersion of holdings of other vote holders.

•	Potential voting rights held by the investor, other vote holders or other parties.

•	Rights from other contractual agreements.

•	Any additional facts and circumstances that indicate that the investor has, or does not have, the current ability to direct the relevant activities when decisions need to be made, including voting behavior patterns in prior shareholder meetings.

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The Bank reevaluates whether or not it has control in an investee if the facts and circumstances indicate that there have been changes in one or more of the elements of control listed above.

The financial statements of controlled companies are consolidated with those of the Bank using the global integration method (line by line). Using this method, all balances and transactions between consolidated companies have been eliminated upon consolidation. The Consolidated Financial Statements include all assets, liabilities, equity, income, expenses, and cash flows from the controller and its subsidiaries presented as if they were one sole economic entity. A controller prepares Consolidated Financial Statements using uniform accounting policies for similar transactions and other events under equivalent circumstances.

It also presents non-controlling interests in the Consolidated Statement of Financial Position, within the equity item “non-controlling interest”, separately from the equity of the Bank’s owners. Changes in a parent’s ownership interest in a subsidiary that do not result in a loss of control are equity transactions (i.e. transactions with the owners in their role as such).

An entity shall attribute profit for the period and each component of other comprehensive income to the owners of the parent company and the non-controlling interests.

The entity shall also attribute total comprehensive income to the owners of the parent company and to the non-controlling interests even if this results in the non-controlling interests having a deficit balance.

The following table details the entities over which Itaú Corpbanca has the ability to exercise control and, therefore, the entities that it consolidates:

			Ownership Percentage
			12-31-2016			12-31-2015
		Functional	Direct	Indirect	Total	Direct	Indirect	Total
	Country	Currency	%	%	%	%	%	%
Itaú Chile Corredora de Seguros Ltda. (4)	Chile	Ch$	99.900	—	99.900	99.900	—	99.900
Itaú Chile Administradora General de Fondos S.A. (4)	Chile	Ch$	99.990	—	99.990	99.990	—	99.990
Itaú BBA Corredor de Bolsa Ltda. (4)	Chile	Ch$	99.980	—	99.980	99.980	—	99.980
CorpBanca Corredores de Bolsa S.A. (4)	Chile	Ch$	99.990	0.01	100	—	—	—
CorpBanca Administradora General de Fondos S.A. (4)	Chile	Ch$	99.996	0.004	100	—	—	—
CorpBanca Corredores de Seguros S.A. (4)	Chile	Ch$	99.990	0.01	100	—	—	—
Itaú Asesorías Financieras S.A. (5) (9)	Chile	Ch$	99.990	0.01	100	—	—	—
CorpLegal S.A. (5)	Chile	Ch$	99.990	0.01	100	—	—	—
Recaudaciones y Cobranzas S.A. (5)	Chile	Ch$	99.990	0.01	100	—	—	—
Itaú Corpbanca New York Branch (5)	U.S.	US$	100	—	100	—	—	—
Corpbanca Securities Inc (5)	U.S.	US$	100	—	100	—	—	—
Banco CorpBanca Colombia S.A. (6)	Colombia	COP$	66.279	—	66.279	—	—	—
Helm Corredor de Seguros S.A (6)	Colombia	COP$	80	—	80	—	—	—
CorpBanca Investment Trust Colombia S.A. (6)	Colombia	COP$	5.499	62.634	68.133	—	—	—
Helm Comisionista de Bolsa S.A. (formerly CIVAL) (6)	Colombia	COP$	2.219	64.807	67.026	—	—	—
Helm Fiduciaria S.A (6)	Colombia	COP$	0	66.266	66.266	—	—	—
Helm Bank (Panamá) S.A. (7)	Panama	US$	0	66.279	66.279	—	—	—
Helm Casa de Valores (Panama) S.A. (8)	Panama	US$	0	66.279	66.279	—	—	—

[4]	Companies regulated by the Chilean Superintendency of Securities and Insurance (SVS).
[5]	Companies regulated by the Superintendency of Banks and Financial Institutions (SBIF).
[6]	Companies regulated by the Colombian Financial Superintendency, which has a supervision agreement with the SBIF.
[7]	Company regulated by the Superintendency of Banks of Panama.
[8]	Company regulated by the Superintendency of the Securities Market of Panama.
[9]	On April 21, 2016, the corporate name of Corpbanca Asesorías Financieras S.A. was changed to Itaú Asesorías Financieras S.A. (See Note 3 “Material Events”).

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Associates and Banking Support Companies

Associates are entities over which the Bank has the capacity to exercise significant influence, but not control or joint control. Usually, this capacity manifests itself through an ownership interest equal to or greater than 20% of the entity’s voting rights and is valued using the equity method. According to the equity method, investments are initially recorded at cost and subsequently increased or decreased to reflect the Bank’s share of the company’s net profit or loss and other movements in the investee’s equity. Any goodwill arising from the acquisition of a company is included in the investment’s book value, net of accumulated impairment losses.

Other factors considered in determining whether there is significant influence over an entity include representation on the Board of Directors and the existence of material transactions. Such factors could determine the existence of significant influence over an entity, despite holding less than 20% of the voting rights.

Investments in Other Companies

Shares or rights in other companies are those in which the Bank does not have control or significant influence. These interests are recorded at cost and adjusted for impairment when necessary.

Joint Arrangements

Joint arrangements are contractual agreements through which two or more parties undertake an economic activity that is subject to joint control. Joint control exists when decisions about the relevant activities require the unanimous consent of the parties sharing control.

In accordance with IFRS 11 “Joint Arrangements”, an entity shall determine the type of joint arrangement in which it is involved by classifying it as either:

•	a joint operation, or

•	a joint venture.

A joint operation is a joint arrangement where the parties that have joint control over the arrangement have rights to assets, and obligations for liabilities, related to the arrangement. These parties are called joint operators.

A joint venture is a joint arrangement where the parties that have joint control of the arrangement have rights to the net assets of the arrangement. These parties are called joint venturers.

As of December 31, 2016 and 2015, the Bank does not participate in any joint arrangements.

Asset Management, Trust Business and Other Related Businesses.

The Bank and its subsidiaries manage assets held in common investment funds and other investment products on behalf of investors and receive market-rate compensation for services provided. The resources managed belong to third parties and, therefore, are not included in the Statement of Financial Position.

In accordance with IFRS 10 “Consolidated Financial Statements”, for consolidation purposes, the role of the Bank and its subsidiaries with respect to the managed funds must be evaluated to determine whether it is acting as Agent10 or Principal.

[10]	According to IFRS 10, an agent is a party primarily engaged to act on behalf of and for the benefit of another party or parties (the principal or principals) and, therefore, does not control the investee when it exercises decision-making authority.

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This evaluation must take into account the following elements:

•	Scope of its decision-making authority over the investee.

•	Rights held by other parties.

•	Remuneration it is entitled to in accordance with the remuneration agreement.

•	Decision-maker’s exposure to variability of returns from other interests that it holds in the investee.

The Bank does not control or consolidate any trust businesses or other entities related to this type of business. Itaú Corpbanca and its subsidiaries manage funds on behalf of and for the benefit of investors, acting solely as an Agent. The assets managed by Itaú Chile Administradora General de Fondos S.A., CorpBanca Administradora General de Fondos S.A., CorpBanca Investment Trust Colombia S.A. and Helm Fiduciaria are owned by third parties. Under this category, and in accordance with the aforementioned standard, they do not control these operations when they exercise their decision-making authority. Therefore, as of December 31, 2016 and 2015, they act as agents and, therefore, none of these investment vehicles are consolidated.

e)	Non-Controlling Interest

This represents the portion of the profits and net assets not owned by the Bank, directly or indirectly. It is shown as a separate item in the Consolidated Statements of Income and Comprehensive Income and within equity in the Consolidated Statement of Financial Position, separately from equity attributable to the Bank’s owners.

Non-controlling interest that corresponds to equity, which includes profit for the period and comprehensive income, of subsidiaries and controlled entities not directly or indirectly attributable to the controller.

f)	Business Combination and Goodwill

Business combinations are accounted for using the purchase method. The cost of an acquisition is measured as the sum of the consideration transferred, measured at fair value as of the acquisition date, and any non-controlling interest in the acquiree. For each business combination, the acquirer measures the non-controlling interest in the acquiree either at its fair value or on the basis of its proportionate interest in the identifiable net assets of the acquiree. Acquisition costs incurred are charged to profit or loss as administrative expenses.

When Itaú Corpbanca and its controlled entities or subsidiaries (the Group) acquires a business, they evaluate the identifiable assets acquired and the liabilities assumed to determine proper classification and designation on the basis of the contractual conditions, economic circumstances and other pertinent conditions as of the acquisition date. This includes the separation of embedded derivatives in host contracts by the acquiree.

If business combinations are achieved in stages (which is not the case for Itaú Corpbanca and subsidiaries), the acquirer’s preexisting interest in the acquiree measured at fair value as of the respective acquisition date, is remeasured at fair value as of the acquisition date on which control is obtained and the resulting gain or loss is recorded in earnings.

Any contingent consideration to be transferred by the acquirer shall be recognized at fair value as of the acquisition date.

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Subsequent changes in the fair value of a contingent consideration that are not the result of measurement period adjustments will be accounted for as follows:

1) If the contingent consideration is classified as an equity instrument, it should not be remeasured and its final liquidation should be recorded in equity.

2) Other contingent considerations that:

i) are within the scope of IAS 39 “Financial Instruments: Recognition and Measurement” should be measured at fair value as of the presentation date and any changes in fair value should be recognized in profit or loss for the year in accordance with IAS 39.

ii) do not fall within the scope of IAS 39 should be measured at fair value as of the presentation date and any changes in fair value should be recognized in profit or loss for the year.

Goodwill, defined as the difference between the consideration transferred and the amount recognized for the non-controlling interest in the net identifiable assets acquired and liabilities assumed, is measured initially at cost. If this consideration is less than the fair value of the net assets of the acquired subsidiary, the difference is recognized directly in profit or loss as of the acquisition date.

After initial recognition, goodwill is measured at cost less any accumulated impairment loss. After testing for impairment, goodwill acquired in a business combination is allocated, as of the acquisition date, to each of the Group’s cash generating units (CGU) that are expected to benefit from the combination, regardless of whether other of the acquiree’s assets or liabilities are allocated to these units.

When goodwill is allocated to a CGU and an operation within that unit is sold, the goodwill associated with that operation is included in the carrying amount of the operation when determining the gain or loss on disposal. Goodwill that is derecognized under such circumstances is measured on the basis of the relative values of the operation disposed of and the retained portion of the CGU.

See Note 2 “Financial Statement Presentation, Business Combination and Accounting Changes”.

g)	Functional and Presentation Currency

The Bank and its Chilean subsidiaries have defined the Chilean peso, which is the currency of the primary economic environment in which they operate, as their functional and presentation currency. Therefore, balances and transactions denominated in currencies other than the Chilean peso are considered “foreign currency”.

The Bank converts the accounting records of its companies in New York and its Colombian subsidiaries from U.S. dollars and Colombian pesos, respectively, to Chilean pesos in accordance with SBIF instructions, which are consistent with IAS 21 “The Effects of Changes in Foreign Exchange Rates”. All amounts in the Statements of Income, Comprehensive Income and Financial Position are converted to Chilean pesos using the exchange rate indicated in letter h) below.

The presentation currency for the Consolidated Financial Statements is the Chilean peso, expressed in millions of Chilean pesos (MCh$),

h)	Foreign Currency

The Consolidated Financial Statements of Itaú Corpbanca are presented in Chilean pesos, which is the Bank’s functional currency. Each subsidiary determines its own functional currency and the items included in the consolidated financial statements of each entity are measured using that functional currency. As a result, all balances and transactions denominated in a currency other than the Chilean peso are considered to be denominated in “foreign currency”.

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Transactions in foreign currency are initially recorded by the Bank’s entities at the exchange rates of their respective functional currencies as of the date that these transactions first meet the conditions for recognition.

Monetary assets and liabilities denominated in foreign currencies are translated using the exchange rate of the functional currency as of the reporting date.

All differences that arise from settling or translating monetary items are recognized in the Statement of Income, except for monetary items that form part of the hedge for a net investment in a foreign operation. The accumulated difference is reclassified from equity to profit or loss when the hedge is settled.

The tax effects attributable to exchange differences on these monetary items are also recognized in other comprehensive income.

Non-monetary items in foreign currency that are measured on a historical cost basis are translated using the exchange rate as of the transaction date. Non-monetary items that are measured at fair value in a foreign currency are translated using the exchange rate at the date when the fair value was measured. Gains or losses that arise from translating non-monetary items measured at fair value are recognized in the same way as gains or losses from the change in the fair value of the item. In other words, if recognized in other comprehensive income or in the income statement, the gain or loss will also be recognized in that respective statement, in accordance with IAS 21.

The Bank provides loans and receives deposits in amounts denominated in foreign currency, mainly U.S. dollars and Colombian pesos.

Balances in the financial statements of consolidated entities whose functional currency is not the Chilean peso are translated to the presentation currency as follows:

•	Assets and liabilities using the closing exchange rates for the financial statements.

•	Income and expenses and cash flows using the exchange rate on the date of each transaction.

Exchange differences produced from translating balances to Chilean pesos from the functional currency of consolidated entities whose functional currency is different than the Chilean peso are recorded as “translation adjustment” within the equity account “valuation accounts” until the corresponding entity derecognizes it, at which time they are recorded in profit or loss.

Net foreign exchange gains and losses include recognition of the effects of variations in the exchange rate of assets and liabilities denominated in foreign currency and exchange gains or losses for current or future transactions carried out by the Bank.

Assets and liabilities in foreign currency are shown at their equivalent in Chilean pesos, calculated using the exchange rates as of December 31, 2016 of Ch$669.81 per US$1 for the U.S. dollar and Ch$0.2231 per COP$1 for the Colombian peso (Ch$710.08 per US$1 and Ch$0.2266 per COP$1 as of December 31, 2015).

The net foreign exchange loss of MCh$48,871 for the year ended December 31, 2016 (net gain of MCh$74,461 in December 2015) shown in the Consolidated Statement of Income, includes the effects of exchange rate variations on assets and liabilities in foreign currency or indexed to exchange rates, and the result of foreign exchange transactions conducted by the Bank and its subsidiaries.

i)	Key Definitions and Classifications

For presentation purposes, assets are classified by nature in the Consolidated Financial Statements into the following groups:

Cash and due from banks. Cash on hand and balances in current accounts and demand deposits with the Chilean Central Bank and other domestic and foreign financial entities. Amounts in overnight transactions will continue to be reported in this account as well as in the corresponding line items. If no special item is indicated for these transactions, they will be included in accounts that are reported.

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Transactions pending settlement. Documents and balances pending settlement for transactions for which, as agreed, payment is deferred for asset purchases or delivery is deferred for currency acquired.

Trading securities. The portfolio of trading securities and mutual fund investments that must be adjusted to fair value just like instruments acquired for trading.

Receivables from repurchase agreements and securities borrowing. Balances receivable from repurchase agreements and securities borrowing from transactions with domestic banks or other entities.

Derivative instruments. Financial derivative contracts with positive fair values, including independent contracts as well as derivatives that can and must be separated from a host contract. These may be for trading or hedge accounting purposes, defined as follows:

•	Trading derivatives. Derivatives that do not form part of a given hedge relationship where special hedge accounting is applied.

•	Hedge accounting derivatives. Derivatives to which special hedge accounting is applied.

Loans and advances to banks. Balances from transactions with domestic and foreign banks, including the Chilean Central Bank, other than those detailed above. This does not include debt instruments acquired from third parties for trading or investing.

Loans to customers. Loans, leases and receivables arising from banking operations owed by persons other than banks, excluding receivables from repurchase agreements and securities borrowing and financial derivative contracts. This also excludes debt instruments acquired from third parties for trading or investing. It also includes provisions for loans and receivables from customers. These provisions are addressed in Chapter B-1 “Credit Risk Provisions” of the SBIF Compendium of Accounting Standards. The credit risk provisions referred to in Chapter B-6 “Country Risk Provisions” are included in liabilities (as are country risk provisions on assets other than loans to customers). Special provisions on foreign loans referred to in Chapter B-7 “Special Provisions on Foreign Loans” are also included in liabilities since, given their nature, they cannot be treated as complementary asset valuation accounts. “Foreign” loans refers to loans to direct debtors that do not reside in Chile.

Investment securities. These are classified into two categories: a) financial assets available for sale and b) financial assets held to maturity. The latter category only includes instruments which the entity has the ability and intent to hold to maturity. All remaining instruments are included in the available-for-sale portfolio.

Investments in other companies. Investments at equity method value and other non-consolidated investments, in accordance with letter c) “Consolidation Criteria”.

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Intangible assets. Goodwill and identifiable intangible assets, net of accumulated amortization and adjustments.

Property, plant and equipment. All real estate and chattel property that have been acquired or built for CorpBanca to operate or provide services, including those acquired through lease agreements. This also includes leasehold improvements that should be capitalized.

Current taxes. Provisional tax payments that exceed the income tax provision or other income tax credits such as training expenses or donations to universities. It also includes recoverable monthly provisional payments (PPM) for absorbed profits for tax losses.

Deferred taxes. Debtor balances from the tax effect of temporary differences between the timing of book and tax basis recognition of income.

Other assets. Leased assets, assets received in lieu of payment or other assets not included in the line items described above.

For presentation purposes, liabilities are classified by nature in the Consolidated Financial Statements into the following groups:

Current accounts and other demand deposits. All demand liabilities, except for term savings accounts, which are not considered demand accounts because of their special characteristics. Demand liabilities are defined as those whose payment may be required during the year (i.e. not including transactions that become payable the day following year end.)

Transactions pending settlement. All balances for asset purchase transactions that are not settled on the same day and sales of currency that has not been delivered.

Payables from buyback agreements and securities lending. Balances payable from buyback agreements and securities lending from transactions with domestic banks or other entities.

Savings accounts and time deposits. Deposit balances for which a term has been established at which point they become payable. Time deposits that have matured and have not been paid or renewed are presented in current accounts and other demand deposits. Non-transferable time deposits in favor of banks are included in borrowings from financial institutions.

Derivative instruments. Financial derivative contracts with negative fair values, including independent contracts as well as derivatives that can and must be separated from a host contract. These may be for trading or hedge accounting purposes, defined as follows:

•	Trading derivatives. Derivatives that do not form part of a given hedge relationship where special hedge accounting is applied.

•	Hedge accounting derivatives. Derivatives to which special hedge accounting is applied.

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Borrowings from financial institutions. Obligations with other domestic or foreign banks or the Chilean Central Bank, except for the obligations included in the accounts above.

Debt issued. Obligations with a) letters of credit, b) subordinated bonds or c) senior bonds.

Other financial obligations. Loan obligations with persons other than domestic or foreign banks or the Chilean Central Bank corresponding to financing or banking transactions.

Current taxes. The income tax provision calculated based on the tax results for the year, less mandatory or voluntary provisional payments and other applicable credits. When the net balance is a debtor balance, it is included in assets.

Deferred taxes. Creditor balances from the tax effect of temporary differences between the timing of book and tax basis recognition of income.

Provisions. This account includes: a) provisions for employee benefits and compensation, b) minimum dividend provisions, c) risk provisions for contingent loans and d) contingent and country-risk provisions.

Other liabilities. The Bank’s liabilities not specified above, including: a) accounts and notes payable, b) agreed-upon dividends payable, c) prepaid income, d) valuation adjustments for macrohedges and e) other liabilities not included above.

For presentation purposes, equity is classified by nature in the Consolidated Financial Statements into the following groups:

Capital. Paid-in capital, divided into a) paid-in capital and b) treasury stock.

Reserves. This account includes a) share premium paid, b) other reserves not from earnings and c) reserves from earnings.

Valuation accounts. Adjustments for valuations of available-for-sale investments, cash flow hedge derivatives, hedges of net investments in foreign operations and translation adjustments of foreign subsidiaries, including deferred taxes arising from those adjustments.

Retained earnings. Profits from prior years that have not been distributed and may be distributed as future dividends, profit for the year and minimum dividends (recorded within liabilities).

For presentation purposes, income and expenses are classified by nature in the Consolidated Financial Statements into the following groups:

Interest and indexation income. Interest income and indexation of assets except for indexation to variations in exchange rates. Interest and indexation of instruments held for trading are included in net financial operating income.

Interest and indexation expense. Financial expenses for the year for interest and indexation (except indexation to variations in exchange rates) generated by the Bank’s operations.

Fee and commission income. Financial income for the year from commissions generated by services provided by the Bank.

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Fee and commission expense. Expenses for commissions accrued during the year.

Net financial operating income. Gains or losses from financial transactions other than those included as interest, commissions and foreign exchange transactions.

Net foreign exchange transactions. Gains or losses accrued during the year on assets and liabilities in foreign currency or indexed units, gains or losses realized for purchases or sales of currency and gains or losses from derivatives used to hedge foreign currency.

Other operating income. Other income not included in the items above, except for those comprising the net balance of “income (loss) attributable to investments in other companies” or “income taxes”.

Credit risk provisions. The net gain or loss from establishing and releasing provisions on the loan portfolios (loans and advances to banks and loans to customers) and contingent loans, as well as income from recovering previously charged-off loans. Charge-offs, even when they are not for the same reason for which the provision was established (debtor default), are always charged to established provisions and, therefore, are not reflected separately in an item.

Payroll and personnel expenses. Expenses accrued during the year for remunerations and compensation of employees and other expenses derived from the employee-employer relationship.

Administrative expenses. This item includes: a) general administrative expenses, b) outsourced services, c) expenses of the Board of Director, d) Advertising and e) Taxes, property taxes and other such contributions.

Depreciation and amortization. Includes depreciation of property, plant and equipment and amortization of intangible assets.

Impairment. Losses from impairment of financial instruments, property, plant and equipment and intangible assets. Impairment of loans is reflected in “credit risk provisions” while impairment of investments in other companies is included in “income (loss) attributable to investments in other companies”.

Other operating expenses. Other expenses not included in the items above, except for those comprising the net balance of “income (loss) attributable to investments in other companies” or “income taxes”.

Income (loss) attributable to investments in other companies. Income or losses recognized by investments in other companies, gains or losses on the sale of interests in these companies and the potential impairment of these assets.

Income taxes. The net expense or income generated by: income tax determined in accordance with current tax laws in the countries where the consolidated companies do business, recognition of deferred tax assets and liabilities and benefits from applying tax losses.

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j)	Operating Segments

Itaú Corpbanca provides financial information by operating segment in conformity with IFRS 8 “Operating Segments” in order to make disclosures that enable financial statement users to evaluate the nature and financial effects of the business activities in which the Bank engages and the economic environments in which it operates and to allow them to:

•	Better understand the Bank’s performance;

•	Better evaluate its future cash flow projections;

•	Form better opinions regarding the Bank as a whole.

To comply with IFRS 8, Itaú Corpbanca identifies operating segments (Chile and Colombia) used by the Executive Committee to analyze and make decisions regarding operating, financing and investment decisions, based on the following elements:

i)	The nature of the products and services;

ii)	The nature of the production processes;

iii)	The type of class of customer for their products and services;

iv)	The methods used to distribute their products or provide their services; and

v)	If applicable, the nature of the regulatory environment, for example, banking, insurance or public utilities.

The Bank reports separately for each reportable commercial area that meets one of the following quantitative or qualitative criteria:

i)	Its reported revenue, including sales to external customers as well as inter-segment sales or transfers, is 10% or more of the combined internal and external revenue of all operating segments.

ii)	The absolute measure of its reported profit is 10% or more of the greater of (i) the combined reported profit of all commercial areas that did not report a loss; (ii) the combined reported loss of all commercial areas that reported a loss.

iii)	Its assets are 10% or more of the combined assets of all segments.

The mentioned areas that do not meet any of the quantitative thresholds will be considered reportable areas and separate information will be disclosed for them since the Bank believes it will be useful for financial statement users.

The Executive Committee manages these segments using an in-house system of internal profitability reports and reviews its segments on the basis of the operating results and uses efficiency, profitability and other indicators to evaluate performance and allocate resources. The Bank has also included geographic disclosures on its operations in New York and Colombia.

More information on each segment is presented in Note 4 “Segment Reporting”.

k)	Operations with Repurchase/Buyback Agreements and Securities Borrowing/Lending

Operations with repurchase agreements are used as an investment tool. Under these agreements, financial instruments are purchased and included as assets in “operations with repurchase agreements and securities borrowing”, which are valued based on the interest rate in the agreement.

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Operations with buyback agreements are used as a funding tool. Investments that are sold with a buyback obligation and that serve as a guarantee for the loan are included within “trading securities” or “financial assets available for sale”. A buyback obligation is classified in liabilities as “payables from buyback agreements and securities lending”, including interest and indexation accrued as of year end.

l)	Asset and Liability Valuation Criteria

Measurement or valuation of assets and liabilities is the process of determining the monetary amounts at which the elements of the financial statements are to be recognized and carried in the Statement of Financial Position and the Statement of Comprehensive Income. This involves selecting the particular basis or method of measurement.

Financial assets and liabilities are recorded initially at fair value which, unless there is evidence otherwise, is the transaction price. Instruments not valued at fair value through profit and loss are adjusted to subtract transaction costs.

Financial assets, except for investments held to maturity and loans, are valued at fair value without subtracting any transaction costs for their sale.

Financial liabilities are valued generally at amortized cost, except for financial liabilities designated as hedged items (or hedging instruments) and financial liabilities held for trading, which are valued at fair value.

The following measurement criteria are used for assets and liabilities recorded in the Consolidated Statement of Financial Position:

Financial assets and liabilities measured at amortized cost:

The amortized cost of a financial asset or liability is the amount at which the financial asset or liability is measured at initial recognition plus or minus the cumulative amortization of any difference between that initial amount and the maturity amount.

In the case of financial assets, amortized cost also includes corrections for any impairment that may have occurred.

In the case of financial liabilities, cumulative amortization is recorded using the effective interest rate method. The effective interest rate is the discount rate that sets the cash flows receivable or payable estimated over the expected life of the financial instrument (or, when appropriate, over a shorter period) exactly equal to the net carrying amount of the financial asset or liability. To calculate the effective interest rate, the Bank determines cash flows by taking into account all contractual conditions of the financial instrument, excluding future credit losses.

The effective interest rate calculation includes all fees and other amounts paid or received that form part of the effective interest rate. Transaction costs include incremental costs that are directly attributable to the purchase or issuance of a financial asset or liability.

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Fair value measurements of assets and liabilities:

Fair value is defined as the price that will be received for the sale of an asset or paid for the transfer of a liability in an orderly transaction on the main (or most advantageous) market as of the measurement date under current market conditions (i.e. exit price) regardless of whether that price is directly observable or estimated using another valuation technique.

Fair value is a market-based measurement, not an entity-specific measurement. For some assets and liabilities, observable market transactions or market information might be available. For other assets and liabilities, observable market transactions or market information might not be available. However, the objective of a fair value measurement in both cases is the same — to estimate the price at which an orderly transaction to sell the asset or to transfer the liability would take place between market participants at the measurement date under current market conditions (i.e. an exit price at the measurement date from the perspective of a market participant that holds the asset or owes the liability).

When a price for an identical asset or liability is not observable, the Bank will measure the fair value using another valuation technique that maximizes the use of relevant observable inputs and minimizes the use of unobservable inputs. As fair value is a market-based measurement, it should be determined using the assumptions that market participants would use in pricing the asset or liability, including risk assumptions.

These valuation techniques include the use of recent market transactions between knowledgeable, willing parties in an arm’s length transaction, if available, as well as references to the fair value of other instruments that are substantially the same, discounted cash flows and options pricing models. As a result, the Bank’s intention to hold an asset or to settle or otherwise fulfill a liability is not relevant when measuring fair value.

A fair value measurement is for a particular asset or liability. Thus, when measuring fair value, the Bank takes into account the same characteristics of the asset or liability that market participants would consider in pricing that asset or liability on the measurement date.

To increase the consistency and comparability of fair value measurements and related disclosures, the Bank uses and discloses a fair value hierarchy that categorizes into three levels the inputs to valuation techniques used to measure fair value. The fair value hierarchy gives the highest priority to quoted prices (unadjusted) in active markets for identical assets and liabilities (Level 1 inputs) and lowest priority to unobservable inputs (Level 3 inputs). Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that the entity can access at the measurement date. Level 2 inputs are inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly. Level 3 inputs are unobservable inputs for the asset or liability.

When the fair value of a financial asset or liability cannot be determined, it is valued at amortized cost.

Also, in accordance with Chapter A-2 “Limitations or Specifications on the Use of General Criteria” of the Compendium of Accounting Standards, banks may not designate assets or liabilities for fair value measurement instead of general amortized cost criteria.

The Consolidated Financial Statements have been prepared using general amortized cost criteria except for:

•	Derivative financial instruments are measured at fair value.

•	Assets available for sale are measured at fair value.

•	Assets held for trading are measured at fair value

•	Financial assets and liabilities that are part of accounting hedges are measured at fair value.

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Assets valued at purchase cost:

Purchase cost is defined as the cost of the transaction to acquire the asset, less any impairment losses that may exist.

m)	Trading securities

Trading securities are securities, which are either acquired for generating a profit from short-term fluctuations in price or dealer’s margin, or are securities included in a portfolio in which a pattern of short-term profit making exists.

Trading securities are valued at fair value based on market prices or valuations obtained using models as of the close of the Statement of Financial Position. Gains or losses that have resulted from adjustments in fair value as well as gains or losses from trading activities and accrued interest and indexation are reported as net financial operating income within the Consolidated Statement of Income.

All purchases or sales of trading securities that must be delivered within a period of time established by regulations or market conventions are recognized on the trading date, which is the date on which the purchase or sale of the asset is committed. Any other purchase or sale is treated as a derivative (forward) until settlement occurs.

n)	Investment securities

Investment securities are classified into two categories: held to maturity and available for sale.

Investment securities held to maturity are those instruments that the Bank has the ability and intent to hold to maturity. All other investment securities are considered available for sale.

Investment securities are initially measured at cost, including transaction costs.

Available-for-sale instruments are subsequently recorded at fair value based on market prices or valuations obtained using models, less impairment losses. Unrealized gains or losses arising from changes in its fair value are recognized with a charge or credit to equity accounts. When these investments are disposed of or impaired, the amount of the fair value adjustments accumulated in equity is transferred to profit or loss and reported within “net financial operating income”.

Investments held to maturity are recorded at cost plus accrued interest and indexation, less impairment provisions established when the amount recorded is greater than the estimated recoverable amount.

Interest and indexation on held-to-maturity and available-for-sale instruments are included within “interest and indexation income”.

Investment securities that are used as accounting hedges are adjusted using accounting hedge rules (see letter o) of this note).

All purchases or sales of investment securities that must be delivered within a period of time established by regulations or market conventions are recognized on the trading date, which is the date on which the purchase or sale of the asset is committed.

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Investment instruments must be continuously evaluated to opportunely detect any evidence of impairment that may result in a loss.

The Bank has conducted impairment tests on its portfolios classified as held to maturity and available for sale. These tests include economic analysis, the credit ratings of debt issuers and the intent and ability of management to hold the investments to maturity. Based on management’s evaluation, these investments do not present any evidence of impairment.

o)	Derivative instruments

Derivative instruments, which include foreign currency and U.F. forwards, interest rate futures, currency and interest rate swaps and other financial derivative instruments, are recorded initially in the Statement of Financial Position at their cost (including transactions costs) and subsequently measured at fair value Fair value is obtained from market quotes, discounted cash flow models and options valuation models, as appropriate. Derivative instruments are reported as an asset when their fair value is positive and as a liability when negative under the item “derivative instruments”. The fair value of derivatives also includes the credit valuation adjustment so that the fair value of each instrument includes counterparty credit risk.

Certain embedded derivatives in other financial instruments are treated as separate derivatives when their risk and characteristics are not closely related to those of the main contract and if the contract in its entirety is not recorded at its fair value with its unrealized gains and losses included in profit or loss.

At inception, a derivative contract must be designated by the Bank as a derivative instrument for trading or hedging purposes.

Changes in fair value of derivative contracts held for trading purpose are included under “net financial operating income”, in the consolidated statement of comprehensive income.

If a derivative instrument is classified as a hedging instrument, it can be:

1)	A hedge of the fair value of existing assets or liabilities or firm commitments, or

2)	A hedge of cash flows related to existing assets or liabilities or forecasted transactions.

3)	A hedge of a net investment in a foreign operation as defined in IAS 21.

A hedge relationship for hedge accounting purposes must comply with all of the following conditions:

1)	At its inception, the hedge relationship has been formally documented;

2)	It is expected that the hedge will be highly effective;

3)	The effectiveness of the hedge can be measured in a reasonable manner; and

4)	The hedge is highly effective with respect to the hedged risk on an ongoing basis and throughout the entire hedge relationship.

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Certain derivatives transactions that do not qualify for hedge accounting are treated and reported as derivatives for trading purposes even though they provide an effective hedge on the risk of net positions.

When a derivative instrument hedges the risk of changes in the fair value of an existing asset or liability, the asset or liability is recorded at its fair value with respect to the specific hedged risk. Gains or losses from fair value adjustments, of both the hedged item and the derivative instrument, are recognized in profit or loss for the year.

Should the hedged item in a fair value hedge be a firm commitment, changes in the fair value of the commitment with respect to the hedged risk are recorded as an asset or liability against profit for the year. Gains or losses from fair value adjustments of the derivative instrument are recognized in profit or loss. When an asset or liability is acquired as a result of the commitment, the initial recognition of the asset or liability acquired is adjusted to incorporate the accumulated effect of the valuation at fair value of the firm commitment, which was previously recorded in the Statement of Financial Position.

When a derivative hedges the risk of changes in the cash flows of existing assets or liabilities or forecasted transactions, the effective portion of changes in the fair value related to the hedged risk is recorded in equity. Any ineffective portion is directly recorded in profit or loss. The accumulated amounts recorded in equity are transferred to profit or loss at the moment that the hedged item affects profit or loss.

When an interest rate fair value hedge is performed on a portfolio basis and the hedged item is an amount instead of individualized assets or liabilities, gains or losses from fair value adjustments, for both the hedged portfolio and the derivative instrument, are recorded in profit or loss, but the fair value adjustment of the hedged portfolio is reported in “other assets” or “other liabilities”, according to the position of the portfolio hedged at this moment.

Derivative instruments are offset (i.e. are presented net in the Statement of Financial Position) when the dependent entities have the legally enforceable right to set off the recognized amounts as well as the intent to settle on a net basis, or to realize the asset and settle the liability simultaneously.

p)	Recognition of Income and Expenses

The following section summarizes the most important criteria used by the Bank to recognize income and expenses:

Interest and indexation income and expense and similar concepts

Interest income and expenses and similar concepts are generally recognized on an accrual basis using the effective interest rate method.

However, when a given transaction is 90 or more days past due or when, in the Bank’s opinion, the debtor has a high risk of default, the interest and indexations for these transactions are not recognized in the Consolidated Statement of Income unless they are actually received.

This interest and indexation is generally known as “suspended interest and indexation” and is recorded in memorandum accounts that are not part of the Consolidated Statement of Financial Position. They are instead disclosed as complementary information (see Note 24 “Interest and Indexation Income and Expenses”).

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This interest is recognized in profit or loss when it is effectively received.

The Bank must cease to recognize income on an accrual basis in the Statement of Income for loans included in the impaired portfolio (see accounting policy v)) as indicated in the chart, related to individual and group evaluations in accordance with SBIF provisions. Suspension occurs in the following cases:

Loans subject to suspension:	Suspended:
Individual evaluation:
Loans classified in C5 and C6	For simply being in the impaired portfolio.
Individual evaluation:	For having been in the impaired portfolio for three months.
Loans classified in C3 and C4
Group evaluation:
Any loan, except those with real guarantees for at least 80%.	When the loan or one of its installments is six months past due.

These classifications are analyzed in the policy indicated in letter v) “Provisions for at-risk assets”.

However, with respect to individually evaluated loans, income can continue to be recognized for accrued interest and indexation when such loans are paid normally and correspond to obligations with independent cash flows, as may occur in the case of project financing.

Suspending recognition on an accrual basis means that while loans are in the impaired portfolio, the respective assets included in the Consolidated Statement of Financial Position will not accrue interest, undergo indexation or incur commissions and no income will be recorded for these concepts in the Consolidated Statement of Income unless it is effectively received.

Dividends received

Dividends received from investments in other companies are recognized when the right to receive them arises and are recorded within “income (loss) from investments in other companies.”

Commissions, fees and similar concepts

Income and expenses from fees and commissions are recognized in the Consolidated Statement of Income using different criteria based on the nature of the income or expense. The most significant criteria include:

•	Fees earned from transactions or services provided over a longer period of time are recognized over the life, effective period or maturity of the transactions or services.

•	Fees earned from an individual act are recognized once the act has taken place.

•	Those related to financial assets and liabilities, when appropriate, are recognized using their effective interest rate over the life of the transaction.

Fees and expenses related to financial assets and liabilities measured at fair value through profit and loss are recognized, as appropriate, when received or paid.

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Non-financial income and expenses

These are accounted for on an accrual basis.

Loan commitment fees

Loan commitment fees, mainly for opening, analyzing and gathering information for the loan process, are accrued and recognized in profit or loss throughout the life of the loan. The portion of loan commitment fees that corresponds to costs directly related to granting the loan are recorded immediately in profit or loss

q)	Impairment

Assets are acquired for the benefit they will produce. Therefore, impairment occurs whenever their book value exceeds their recoverable amount; assets are tested for impairment to demonstrate how the initially invested amount is equivalent to the benefit that is expected to be obtained.

The Bank and its subsidiaries use the following criteria to test for impairment, if any:

Financial assets

A financial asset that is not recorded at fair value through profit and loss is evaluated at each reporting date in order to determine whether there is objective evidence of impairment. As of each reporting date, the Bank assesses whether there is objective evidence that a financial asset or a group of financial assets may be impaired.

Financial assets or asset groups are considered impaired only if there is objective evidence of impairment as a result of one or more loss events that occurred after the initial recognition of the asset and the loss event(s) had an impact on the estimated future cash flows of the financial asset or asset group that can be reliably estimated. It may not be possible to identify a single loss event that individually caused the impairment.

An impairment loss for financial assets recorded at amortized cost is calculated as the difference between the asset’s carrying amount and the present value of the estimated future cash flows (excluding unincurred future loan losses), discounted using the original effective interest rate of the financial asset. In other words, the effective interest rate calculated upon initial recognition.

Losses expected as the result of future events, whatever their probability, are not recognized. Objective evidence that an asset or group of assets is impaired includes observable data that comes to the attention of the asset holder about the following loss events: (i) significant financial difficulties of the issuer or the debtor; (ii) breach of contract; (iii) granting of a concession by the lender to the issuer or the borrower, for economic or legal reasons relating to the borrower’s financial difficulty, that the lender would not otherwise consider; (iv) high probability of bankruptcy or other financial reorganization; (v) disappearance of an active market for a given financial asset due to financial difficulties; or (vi) evidence that there has been a measurable reduction in the estimated future cash flows from a group of financial assets since initial recognition, even if it cannot yet be identified with individual financial assets, including data such as: (a) adverse changes in the status of payments by borrowers included in the group; or (b) local or national economic conditions that are linked to delinquency for group assets).

Individually significant financial assets are examined individually to determine impairment. Remaining financial assets are evaluated collectively in groups that share similar credit risk characteristics.

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An impairment loss on an available-for-sale financial asset is calculated as the difference between the asset’s purchase cost (net of any principal repayment or amortization) and the current fair value less any impairment loss on that financial asset previously recognized in profit or loss.

In the case of capital investments classified as available-for-sale assets, objective evidence includes a significant and prolonged drop in the fair value of the investment below the original investment cost. In the case of debt investments classified as available-for-sale assets, the Bank evaluates whether objective evidence of impairment exists based on the same criteria used to evaluate loans.

If evidence of impairment exists, any amount previously recognized in equity, net gains (losses) not recognized in the Consolidated Statement of Comprehensive Income are removed from equity and recognized in the Statement of Income, presented as net gains (losses) related to available-for-sale financial assets. This amount is determined as the difference between the purchase cost (net of any principal repayment or amortization) and the current fair value of the asset less any impairment loss on that investment previously recognized in the Consolidated Statement of Income.

When the fair value of available-for-sale debt instruments recover to at least their amortized cost, they are no longer considered impaired instruments and subsequent changes in fair value are recorded in equity.

All impairment losses are recognized in the income statement. Any cumulative loss related to available-for-sale financial assets recognized previously in equity is transferred to profit or loss.

An impairment loss can only be reversed if it can be related objectively to an event occurring after the impairment loss was recognized. Reversal of financial assets recorded at amortized cost and those classified as available-for-sale is recorded in profit or loss.

Non-financial assets

The carrying amounts of the Bank’s non-financial assets, excluding investment property and deferred taxes, are reviewed regularly, or at least every reporting period, to determine whether indications of impairment exist. If such indication exists, the recoverable amount of the asset is then estimated. The recoverable amount of an asset is the greater of the fair value less costs to sell, whether for an asset or a cash generating unit, and its value in use. That recoverable amount will be determined for an individual asset, unless the asset does not generate cash flows that are largely independent from the cash flows of other assets or asset groups.

When the carrying amount of an asset or CGU exceeds its recoverable amount, the asset is considered to be impaired and its value is reduced to its recoverable amount.

Upon assessing the value in use of an individual asset or CGU, estimated future cash flows are discounted to present value using a before-tax discount rate that reflects current market assessments of the time value of money and the specific risks that an asset may have.

As of each reporting period, the Bank will evaluate whether there is any indication that an impairment loss recognized in prior years for an asset other than goodwill no longer exists or could have decreased. If such indication exists, the entity will once again estimate the asset’s recoverable amount.

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In evaluating whether indications that an impairment loss recognized in prior years for an asset other than goodwill no longer exist or may have decreased in value, the entity will consider at least external sources (significant increase in market value of the asset; significant changes in technological, market, economic or legal environment affecting the asset; decrease in market interest rates or other investment rates of return which are likely to affect the discount rate used in calculating the asset’s value in use, resulting in higher recoverable amount) and internal sources during the year (in the immediate future, significant favorable changes in the manner in which the asset is used or is expected to be used; and available evidence from internal reporting indicating that the economic performance of the asset is or will be better than expected, including costs incurred during the year to improve or enhance the asset’s performance or restructure the operation to which the asset belongs). In the case of goodwill and intangible assets with indefinite useful lives or that are still not available for use, recoverable amounts are estimated at each reporting date.

In the event of objective impairment, the carrying amount of an asset will be reduced until the recoverable amount if, and only if, the recoverable amount is less than the carrying amount. This reduction is an impairment loss.

Impairment losses are recognized immediately in the Statement of Income unless the asset is accounted for at revalued value in accordance with other standard. Any impairment loss in revalued assets is treated as a decrease in the revaluation made in accordance with that standard. When the estimated amount of an impairment loss is greater than the carrying amount of the asset to which it is related, the entity will recognize a liability if, and only if, it were obligated to do so by another standard. After recognizing an impairment loss, charges for depreciating the asset are adjusted for future periods in order to distribute the asset’s revised carrying amount, less its potential residual value, systematically over the remaining useful life.

If an impairment loss is recognized, the deferred tax assets and liabilities related to it will also be determined by comparing the asset’s revised carrying amount to its tax basis in accordance with IAS 12 “Income Taxes”.

Impairment losses recognized in prior years are assessed at each reporting date in search of any indication that the loss has decreased or disappeared. An impairment loss will be reversed only to the extent that the carrying amount of the asset does not exceed the carrying amount that would have been determined, net of depreciation or amortization, if no impairment loss had been recognized.

Goodwill

Goodwill is tested annually to determine whether impairment exists and when circumstances indicate that its carrying amount may be impaired. Impairment of goodwill is determined by evaluating the recoverable amount of each CGU (or group of CGUs) to which goodwill is allocated. Where the recoverable amount of the CGU is less than its carrying amount, an impairment loss is recognized.

Goodwill acquired in a business combination shall be distributed as of the acquisition date among the CGUs (or group of CGUs) of the acquirer that are expected to benefit from the synergies of the business combination, regardless of whether other of the acquiree’s assets or liabilities are allocated to these units. Impairment losses relating to goodwill cannot be reversed in future years.

In accordance with IAS 36 “Impairment of Assets”, annual impairment testing is permitted for a CGU to which goodwill has been allocated, or at any time for intangible assets with indefinite useful lives, as long as they are carried out at the same time each year. Different cash generating units and different intangible assets can be tested for impairment at different times during the year.

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r)	Property, Plant and Equipment

Items of property, plant and equipment are measured at cost minus accumulated depreciation and impairment losses.

This cost includes expenses that have been directly attributed to the acquisition of these assets. Construction phase costs include costs of materials and direct labor, and any other cost directly attributable to the process so that the asset is in condition to be operated.

If part of an item of property, plant and equipment has a different useful life, they will be recorded as separate items (important components of property, plant and equipment).

Depreciation is recognized in the Consolidated Statement of Income on a straight-line basis over the useful lives of each part of an item of property, plant and equipment. Assets associated with leased assets are amortized over the shortest period between the lease term and their useful lives, unless it is certain that the Bank will acquire the property at the end of the lease period.

This includes real estate, land, furnishings, vehicles, IT equipment and other facilities owned by the consolidated entities or acquired under a finance lease. Assets are classified based on their use:

Property, plant and equipment held for own use

Property, plant and equipment held for own use (including, among others, tangible assets received by consolidated entities as full or partial settlement of financial assets representing receivables from third parties and those assets expected to be held for continuing use, as well as those acquired under a finance lease) are presented at purchase cost less accumulated depreciation and, if appropriate, estimated impairment losses that result from comparing the net value of each item with its corresponding recoverable amount.

For these purposes, the purchase cost of assets received in lieu of payment is similar to the net amount of financial assets in exchange for which they are received.

Depreciation is determined using the straight-line method over the purchase cost of the asset less its residual value. The land on which buildings are other facilities are located is considered to have an infinite useful life and, therefore, is not depreciated.

At period end, the consolidated entities analyze whether there is any indication that the net value of the assets exceed their corresponding recoverable amount, in which case they reduce the carrying amount of the asset until that recoverable amount and adjust future depreciation charges in proportion to the adjusted carrying amount and the new remaining useful life, which is re-estimated if necessary.

Likewise, when indications exist that an asset has recovered in value, the consolidated entities reverse the impairment loss recorded in prior years and adjust future depreciation charges accordingly. In no case may the reversal of an impairment loss increase the carrying amount above the asset’s original value if no impairment losses had been recorded in prior periods.

Likewise, at least at year end, the estimated useful life of property, plant and equipment held for own use must be reviewed to detect significant changes. Should any arise, they will be adjusted with a charge to the consolidated profit or loss account in future years due to the recalculation of depreciation as a result of the new useful lives.

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Upkeep and maintenance costs for tangible assets held for own use are charged to profit or loss as incurred.

For lease transactions, see accounting policy in letter kk) “Leases”.

s)	Loans

Loans to customers and loans and advances to banks, both originally granted by the Bank and acquired, are non-derivative financial assets with fixed or defined charges that are not quoted on an active market and that the Bank has no intention of selling immediately or in the short term; they are measured at amortized cost using the effective interest rate method, less any impairment.

t)	Factored Receivables

The Bank engages in factoring transactions with its customers, by which they receive invoices and other commercial instruments representative of credit, with or without recourse, and in exchange give the customer a percentage of the total amounts receivable from the debtor of the transferred documents. They are valued based on the disbursement by the Bank in exchange for the invoices or other commercial instruments representative of credit that the transferor hands over to the Bank. The difference between the disbursement and the real nominal value of the loans is recorded in the Consolidated Statement of Income as interest revenue using the effective interest rate method over the financing period. The transferor is liable for repaying the loans.

u)	Lease Receivables

Lease receivables, included in “loans to customers”, are periodic payments from lease agreements that meet certain requirements to qualify as finance leases and are presented at nominal value net of unaccrued interest as of year end.

When the Bank is the lessor in a lease agreement and transfers substantially all incidental risks and rewards over the leased asset, the transaction is presented within loans. (See letter kk)).

Assets leased among consolidated companies are treated as assets held for own use in the financial statements.

v)	Provisions for At-Risk Assets

The Bank has established provisions for probable losses on loans and contingent loans based on instructions from the SBIF and scoring models and credit risk evaluations approved by the Bank’s Corporate Governance. These practices are designed to opportunely record sufficient provisions to cover expected losses related to the characteristics of the debtors and their loans, which are indicative of payment behavior and subsequent recovery.

The Bank has established provisions for probable losses on loans to customers based on instructions from the SBIF, including modifications introduced by Ruling 3573 as of January 1, 2016, which establishes the standard method for residential mortgage loans and complements and specifies instructions on provisions and loans in the impaired portfolio and their subsequent modifications (see Note 3 of these financial statements).

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In order to calculate credit risk provisions, loan and contingent loan portfolios are evaluated as follows:

Individual debtor evaluation. An individual evaluation is performed when a debtor is considered individually significant for one of the following reasons: it has significant levels of debt, it cannot be classified within a group of financial assets with similar credit risk characteristics or given its size, complexity or level of exposure it must be analyzed in detail.

Group debtor evaluations. Group evaluations are used to deal with a large number of transactions with small individual amounts loaned to individuals or small companies. The Bank groups debtors with similar credit risk characteristics and assigns each group a certain probability of default and a recovery percentage based on a data-supported historical analysis. For this purpose, the Bank implemented the standard provisioning method for residential mortgage loans set forth in Ruling No. 3,573 (and amended by Ruling No. 3,584) and internal models for consumer and commercial loans.

The following section describes the models used to determine credit risk provisions:

Individual and group provisions. The provisions necessary to properly cover risks of losses on assets, loans and exposure from contingent loans must be calculated and established on a monthly basis, considering the types of provisions existing, the evaluation models used and the type of transactions covered.

Evaluation models, criteria and procedures for comprehensively evaluating credit risk and determining the amounts to provision are approved by the Bank’s Corporate Governance, in accordance with SBIF standards and instructions.

Processes and policy compliance are evaluated and supervised using internal control procedures in order to assure compliance and ensure a suitable level of provisions in order to deal with losses from expected and incurred deterioration.

Provisions are considered “individual” when they are for individually evaluated debtors that, given their size, complexity or level of exposure for the Bank, must be analyzed in detail, while “group” provisions are for a large number of transactions similar in nature for small individual amounts loaned to individuals or small companies.

The following types of provisions are used for both loans and contingent loans:

•	Individual provisions on the normal portfolio.

•	Individual provisions on the substandard portfolio.

•	Individual provisions on the default portfolio.

•	Group provisions on the normal portfolio.

•	Group provisions on the default portfolio.

i)	Individual Provisions

An individual debtor evaluation is used when the Bank needs to understand and analyze a customer in detail because of its size, complexity or exposure level.

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The scoring and provisioning methodology is based on SBIF standards for those purposes, assigning each debtor to one of the following risk categories:

Normal Portfolio. This is for debtors with payment capacity to comply with their obligations and commitments whose economic and financial situation shows no signs that this may change. Loans in this portfolio are classified in categories A1 through A6. Nevertheless, the Bank must maintain a minimum provision of 0.5% over loans and contingent loans in the Normal Portfolio.

Substandard Portfolio It includes debtors with financial difficulties or significant decline in their payment capacity and about which there are reasonable doubts regarding repayment of all principal and interest in the contractually agreed-upon terms, showing little room to meet its financial obligations in the short term. This portfolio also includes debtors with recent balances more than 30 days past due. Loans in this portfolio are classified in categories B1 through B4.

Default Portfolio. It includes debtors and their loans for which recovery is considered remote as they show impaired or no payment capacity. This portfolio consists of debtors that have ceased to pay creditors (in default) or with evident indication that they will do so, those for which a forced restructuring of debt is necessary to reduce the obligation or delay principal or interest payments, and any debtor with interest or principal balances more than 90 days past due for any loan. Loans in this portfolio are classified in categories C1 through C6. All loans held by these same debtors, including 100% of contingent loan amounts, are classified within this portfolio.

Normal and Substandard Portfolios

As part of the individual debtor evaluation, the Bank classifies debtors into the aforementioned categories, assigning probabilities of default (PD) and loss given default (LGD), which are used to calculate percentages of expected loss. In accordance with SBIF regulations, these variables are then applied to each of the individual categories as follows:

Portfolio Type	Debtor Category	Probability of Default (PD)	Loss Given Default (LGD)	Expected Loss (EL)
		(%)	(%)	(% Provision)
Normal Portfolio	A1	0.04	90.0	0.03600
	A2	0.10	82.5	0.08250
	A3	0.25	87.5	0.21875
	A4	2.00	87.5	1.75000
	A5	4.75	90.0	4.27500
	A6	10.00	90.0	9.00000
Substandard Portfolio	B1	15.00	92.5	13.87500
	B2	22.00	92.5	20.35000
	B3	33.00	97.5	32.17500
	B4	45.00	97.5	43.87500

The Bank calculates provisions by first determining exposure, which is the carrying amount of loans to customers and contingent loans, less amounts that can be feasibly recovered from financial or real guarantees backing the loans. The respective loss percentages are then applied to that exposure. For real guarantees, the Bank must demonstrate that the value assigned to that deduction reasonably reflects the value that it will obtain from disposing of the assets or capital instruments. The credit quality of a co-signer or guarantor can only be considered in place of debtor credit risk when the co-signer or guarantor has an investment-grade rating (or similar) from a local or international risk rating agency recognized by the SBIF. At no time may co-signed amounts be deducted from the amount of the exposure. This can only occur for financial or real guarantees.

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Default Portfolio

The Bank calculates provisions for this portfolio by first determining a rate of expected loss. This is done by subtracting from the amount of the exposure any amounts that could be recovered from real or financial guarantees backing the loans and the present value of amounts recovered through collections, net of related collections expenses.

Once a range of expected loss has been determined, the respective provision percentage is applied to the amount of the exposure, which includes loans and contingent loans of the same debtor.

The following provision percentages are applied to the exposure:

Portfolio Type	Scale of Risk	Range of Expected Loss	Provision
Default Portfolio	C1	Up to 3%	2%
	C2	More than 3% up to 20%	10%
	C3	More than 20% up to 30%	25%
	C4	More than 30 % up to 50%	40%
	C5	More than 50% up to 80%	65%
	C6	More than 80%	90%

Loans remain in this portfolio until payment capacity or behavior has returned to normal. However, the Bank will continue to charge off individual loans that comply with the conditions in letter w) Impaired loans and charge-offs (title II of Chapter B-2 of the SBIF’s Compendium of Accounting Standards). In order to remove a debtor from this portfolio, once the circumstances that led it to be classified as such according to these rules no longer exist, at least the following copulative conditions must be met:

i.	None of the debtor’s obligations with the bank is more than 30 calendar days past due.

ii.	The debtor has not been granted any new refinancing to pay his obligations.

iii.	At least one of the payments made was on the principal.

iv.	If the debtor has any loan with partial payments within a period of less than six months, it has already made two payments.

v.	If the debtor must pay monthly installments for one or more loans, it has paid four consecutive installments.

vi.	The debtor does not appear with direct outstanding debt in the information disclosed by the SBIF, except for insignificant amounts.

ii) Group Provisions

Group evaluations are used to deal with a large number of transactions with small individual amounts loaned to individuals or small companies. These evaluations and the criteria for employing them must be consistent with the Bank’s loan approval policies.

In order to calculate provisions, group evaluations start by grouping loans with similar characteristics such as type of debt and agreed-upon conditions in order to establish both the group’s payment behavior and the recovery of delinquent loans using technically-backed estimates and conservative criteria.

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Then, each group is assigned a probability of default (PD) and loss given default (LGD) based on the group profile and exposure is calculated by adding the carrying amount of loans and contingent loans.

For mortgage loans, the Bank must record minimum provisions using the standard method established by the SBIF for this type of loan. These regulatory provisions are considered a conservative minimum base but the Bank must still use in-house methodologies to calculate sufficient provisions to protect this portfolio from credit risk.

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Standard Method for Provisions for Residential Mortgage Loans

In accordance with SBIF Ruling 3,573, the Bank began to apply the standard provisioning method for residential mortgage loans starting January 1, 2016. According to this method, the applicable provision factor, represented by the expected loss (EL) over the amount of residential mortgage loans, will depend on the delinquency of each loan and the ratio, at each month end, between the outstanding principal on each loan and the value of the collateral (PVG) guaranteeing the loan, as indicated in the following table:

		Provision Factor Applicable Based on Delinquency and PVG
		PVG = Outstanding Principal on Loan/Value of Collateral
PVG Segment	Days Past Due as of Month End	0	1 - 29	30 - 59	60 - 89	Default Portfolio
PVG ≤ 40%	PD (%)	1.0916	21.3407	46.0536	75.1614	100.0000
	LGD (%)	0.0225	0.0441	0.0482	0.0482	0.0537
	EL (%)	0.0002	0.0094	0.0222	0.0362	0.0537
40% < PVG ≤ 80%	PD (%)	1.9158	27.4332	52.0824	78.9511	100.0000
	LGD (%)	2.1955	2.8233	2.9192	2.9192	3.0413
	EL (%)	0.0421	0.7745	1.5204	2.3047	3.0413
80% < PVG ≤ 90%	PD (%)	2.5150	27.9300	52.5800	79.6952	100.0000
	LGD (%)	21.5527	21.6600	21.9200	22.1331	22.2310
	EL (%)	0.5421	6.0496	11.5255	17.6390	22.2310
PVG > 90%	PD (%)	2.7400	28.4300	53.0800	80.3677	100.0000
	LGD (%)	27.2000	29.0300	29.5900	30.1558	30.2436
	EL (%)	0.7453	8.2532	15.7064	24.2355	30.2436

If the same debtor has more than one mortgage loan with the Bank and one loan is more than 90 days past due, all loans will be classified within the default portfolio and provisions will be calculated for each loan based on its respective PVG percentages.

For residential mortgage loans linked to Chilean government housing programs or subsidies, provided that they are covered by government foreclosure insurance, the provision percentage may be weighted by a loss mitigation factor (LM), which depends on the PVG percentage and the price of the property in the deed of sale (V). The LM factors to apply to the corresponding provision percentage are presented in the following table:

PVG Segment	LM Factor (Loss Mitigation) for Loans with Government Foreclosure Insurance
	V Segment Price of Property in Deed of Sale (UF)
	V≤1,000	1,000 < V ≤ 2,000
PVG ≤ 40%	100%	100%
40% < PVG ≤ 80%	100%	100%
80% < PVG ≤ 90%	95%	96%
PVG > 90%	84%	89%

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Default Portfolio

The default portfolio includes all loans and 100% of contingent loans of debtors with interest or principal payments more than 90 days past due as of month end. It also includes debtors to which loans were made to cover other loans more than 60 days past due, as well as debtors that have undergone forced restructuring or received partial debt relief.

The following may be excluded from the default portfolio: a) residential mortgage loans that are less than 90 days past due unless the debtor has another loan of the same type that is more days past due and b) student loans (Law 20,027) that do not yet present the default conditions contained in Ruling 3,454/3,454.

All loans of that specific debtor shall remain in the default portfolio until payment capacity or behavior has returned to normal. However, the Bank will continue to charge off individual loans that comply with the conditions in letter w) Impaired loans and charge-offs (title II of Chapter B-2 of the SBIF’s Compendium of Accounting Standards). In order to remove a debtor from the default portfolio, once the circumstances that led it to be classified as such according to these rules no longer exist, at least the following copulative conditions must be met:

i)	None of the debtor’s obligations is more than 30 calendar days past due.

ii)	The debtor has not been granted any new refinancing to pay his obligations.

iii)	At least one of the payments made was on the principal.

iv)	If the debtor has any loan with partial payments within a period of less than six months, it has already made two payments.

v)	If the debtor must pay monthly installments for one or more loans, it has paid four consecutive installments.

vi)	The debtor does not appear with direct outstanding debt in the information disclosed by the SBIF, except for insignificant amounts.

Condition number iii) does not apply for debtors that only have student loans in accordance with Law 20,027.

iii) Guarantees

Guarantees may be considered in calculating provisions only if they are legally established and meet all conditions for their potential enforcement or liquidation in favor of the creditor bank.

In any case, for the purposes of provisioning rules issued by the SBIF, the Bank must be able to demonstrate the mitigating effect of these guarantees on the credit risk inherent to the expositions they are intended to back. In order to calculate these provisions, guarantees will be treated as follows:

1)	Guarantors and co-signers. They may be considered to the extent that the documentation establishing the guarantee refers explicitly to the given loans so that the scope of the guarantee is clearly defined and the right against the co-signer or guarantor is unquestionable.

2)	Real guarantees. For the purposes of applying the deduction method or determining recovery rates, the valuation of real guarantees (mortgages or pledges) must reflect the net flow that would be obtained from selling the assets, debt or equity instruments if the debtor fails to comply with his obligations and the Bank must turn to the second source of payment. The amount that can be recovered by enforcing guarantees shall correspond to the present value of the amount that would be obtained from the sale under the conditions in which the sale will probably occur, considering the state of the assets at the time of liquidation, less estimated expenses that would be incurred to maintain and dispose of them, all in accordance with the Bank’s policies on such matters and the time frames set forth by law for liquidating assets.

3)	Financial guarantees. The adjusted fair value of this type of guarantee may be deducted from the amount of the credit risk exposure, provided that the guarantee has been established with the sole purpose of guaranteeing payment of the loans in question.

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Leased assets

Estimated losses calculated to record provisions using the evaluation method that is appropriate for the debtor shall take into account the value that would be obtained from disposing of the leased assets, considering the probable impairment that the assets would present in the event of default by the lessor and the expenses related to its redemption and liquidation or potential replacement.

Factored receivables

Provisions for factored receivables must consider the counterparty to be the transferor of the documents sold to the Bank when the transferor retains liability, and the debtor of the invoices when the transferor does not retain liability.

iv) Additional Provisions

The Bank may establish additional provisions that arise from applying its portfolio evaluation models in accordance with Chapter B-1 section 9 of the SBIF Compendium of Accounting Standards, recorded in liabilities (see letter aa) within “Provisions and contingent liabilities”. These provisions may be established to safeguard the Bank against the risk of macroeconomic fluctuations, in order to anticipate reversal of expansionary economic cycles that, in the future, may translate into worsened economic conditions, thereby functioning as an anti-cyclical mechanism to accumulate additional provisions when the scenario is favorable and to release or allocate specific provisions when conditions deteriorate.

As a result, additional provisions must always correspond to general provisions on commercial, mortgage or consumer loans, or on identified segments, and in no case may they be used to offset deficiencies in the models used by the Bank.

For these provisions, the Bank must have a board-approved policy that covers the following aspects:

•	criteria for recording provisions, which must be based solely on exposures that have already been taken on;

•	criteria for allocating or releasing provisions; and,

•	definitions of specific minimum and maximum limits for this type of provision.

As of December 31, 2016 and 2015, the Bank did not have any additional provisions for its commercial, consumer or mortgage loan portfolios.

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w)	Impaired Loans and Charge-offs

Impaired portfolio

The following assets make up this portfolio:

•	For debtors subject to individual evaluations, it includes loans in the default portfolio and categories B3 and B4 of the substandard portfolio.

•	For debtors subject to group evaluations, it includes all loans in the default portfolio.

Charge-offs

Generally, charge-offs are produced when contractual rights to cash flows end. In the case of loans, even if the above does not happen, the Bank will proceed to charge off the respective asset balances as indicated in section II of Chapter B-2 “Loan Impairment and Charge-offs” of the SBIF Compendium of Accounting Standards.

Charge-off refers to de-recognition of the asset related to the respective transaction in the Consolidated Statement of Financial Position, therefore including any part that may not be past due if a loan is payable in installments, or a lease (partial charge-offs do not exist).

Charge-offs must be charged to credit risk provisions established in accordance with Chapter B-1 of the Compendium of Accounting Standards, whatever the cause for which the charge-off was produced.

Loans and receivables must be charged off under the following circumstances, based on which happens first:

1)	The Bank, based on all available information, concludes that it will not obtain any cash flows from the loan recorded in assets.

2)	When debt without an enforceable title reaches 90 days from the day it was recorded in assets.

3)	Once the statute of limitations has lapsed for suing to collect through summary proceedings or when enforcement is rejected or withdrawn in a final court judgment.

4)	When the days past due reaches the charge-off deadline in the table below:

Type of Loan	Deadline
Consumer loans with or without collateral	6 months
Consumer leases	6 months
Other non-real estate lease transactions	12 months
Other transactions without collateral	24 months
Commercial loans with collateral	36 months
Real estate leases (commercial and residential)	36 months
Residential mortgage loans	48 months

The term represents the time elapsed since the date on which payment of all or part of the obligation in default became due.

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Recovery of charged-off assets

Subsequent payments on charged-off loans are recorded in profit or loss as loan loss recoveries within “credit risk provisions”, netting the provision expense for the year.

In the event that recoveries are in assets, income is recognized in profit or loss for the amount at which the asset is recorded, in accordance with Chapter B-5 “Assets Received or Awarded in Lieu of Payment” of the Compendium of Accounting Standards. The same criteria will be followed if the leased assets are recovered after the charge-off of a lease transaction once the asset is recorded in the Statement of Financial Position.

Renegotiation of charged-off transactions

Any renegotiation of a loan already charged-off will not give rise to income while the operation continues to be considered impaired. Actual payments received can be treated as amounts recovered on charged-off loans.

The renegotiated loan can only be added back to assets if the loan ceases to be impaired, also recognizing the capitalization income as amounts recovered on charged-off loans. The same approach should be followed in the event that a loan is granted to pay a charged-off loan.

Recoveries on previously charged-off loans

Recoveries on previously charged-off loans are recorded in the Consolidated Statement of Income, subtracted from credit risk provisions.

x)	Contingent Assets and Liabilities

Contingent loans are defined as transactions or commitments in which the Bank assumes a credit risk by committing to make a payment or disbursement, upon occurrence of a future event, to third parties that must be recovered from its customer.

A contingent asset or liability is any right or obligation arisen from past events whose existence will be confirmed only if one or more uncertain future event occurs not within the control of the Bank.

The Bank and its subsidiaries record the following balances related to such commitments and responsibilities, which fall within its line of business, in memorandum accounts.

1)	Co-signers and guarantors: Comprises co-signers, guarantors and standby letters of credit referred to in Chapter 8-10 of the Updated Standards (RAN in Spanish). It also includes payment guarantees for buyers in factoring transactions, as indicated in Chapters 8-38 of the RAN.

2)	Confirmed foreign letters of credit: This includes foreign letters of credit confirmed by the Bank.

3)	Documentary letters of credit: This includes documentary letters of credit issued by the Bank that have not yet been negotiated.

4)	Performance and bid bonds: Comprises performance and bid bonds with promissory notes referred to in Chapter 8-11 of the RAN.

5)	Unrestricted lines of credit: The unused amount of credit lines from which customers may draw without prior approval by the Bank (for example, credit cards or checking account overdrafts).

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6)	Other loan commitments: Amounts not yet lent under committed loans, which must be disbursed at an agreed-upon future date when events contractually agreed upon with the customer occur, such as in the case of lines of credit linked to the progress of a project or student loans (Law 20,027).

7)	Other contingent loans: Includes any other kind of commitment by the Bank which may exist and give rise to lending when certain future events occur. In general, this includes unusual transactions such as pledges made to secure the payment of loans among third parties or derivative contracts made by third parties that may result in a payment obligation and are not covered by deposits.

The balances of contingent loans are considered each reporting period in order to determine the credit risk provisions required by Chapter B-1 “Credit Risk Provisions” in the SBIF Compendium of Accounting Standards. The amounts must be calculated based on a risk exposure factor, using the following table:

Type of Contingent Loan	Exposure
1) Co-signatures and guarantees	100%
2) Confirmed foreign letters of credit	20%
3) Issued documentary letters of credit	20%
4) Performance and bid bonds	50%
5) Unrestricted lines of credit	35%
6) Other loan commitments:
- Student loans (Law No. 20,027)	15%
- Other	100%
7) Other contingent loans	100%

Nevertheless, for transactions with customers that have loans in default, as indicated in Chapter B-1 referenced above, that exposure will always be equivalent to 100% of their contingent loans.

y)	Provisions for Contingent Loans

The Bank records the following balances related to such commitments and responsibilities, which fall within its line of business, in memorandum accounts: Co-signatures, guarantees, documentary letters of credit, performance and bid bonds, unrestricted lines of credit, other loan commitments and other contingent loans.

The balances of contingent loans are considered each reporting period in order to determine the credit risk provisions required by Chapter B-1 in the Compendium of Accounting Standards using the methodology detailed in Note 1, letter x).

z)	Current and Deferred Income Taxes

The Bank and its subsidiaries have recorded income tax expense for each reporting period in accordance with current tax laws in the countries where they operate.

The tax expense on profit for the year includes the sum of current taxes that result from applying current tax rates to the taxable basis for the year (after legally admissible deductions) and the variation in deferred tax assets and liabilities recognized in consolidated profit or loss. The Bank and its subsidiaries recognize, when appropriate, deferred tax assets and liabilities for future estimates of tax effects attributable to differences between the book and tax values of assets and liabilities.

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Deferred tax assets and liabilities are determined based on the tax rate applicable in the year that deferred tax assets and liabilities are recovered or settled. The effects of future changes in tax legislation or tax rates are recognized in deferred taxes starting on the date of publication of the law approving such changes. The effects of deferred taxes for temporary differences between the tax and book basis are recorded on an accrual basis in accordance with IAS 12 “Income Taxes” and presented in accordance with the SBIF Compendium of Accounting Standards.

Tax Reforms

Chile

On September 29, 2014, Law 20,780 (Tax Reform) was published in the Official Gazette. The law introduces modifications designed to increase revenue collection, finance education reform, make taxation more equitable and improve the current tax system. Later, on February 8, 2016, Law No. 20,899 was published to simplify the taxation system modified by Law No. 20,780 and improve other tax provisions in the law.

As of year end, the deferred taxes of the Bank and its Chilean subsidiaries have been adjusted based on the corporate income tax rates contained in the Tax Reform Law 20,780. The law progressively increases the tax rate to 22.5% for commercial year 2015, 24% for 2016 and 25% for 2017 and beyond for taxpayers applying the Attributed Income System. However, taxpayers applying the Semi-Integrated System, such as the Bank, will have a rate of 25.5% in 2017 and 27% from 2018 onwards.

According to the new article 14 of the Income Tax Law modified by Law No. 20,899 on February 8, 2016, beginning in 2017, corporations, which include the Bank and its Chilean subsidiaries, must use the Partial Credit System and can no longer opt for the Attributed Income System.

Colombia

On December 29, 2016, Law 1,819 was published in Colombia. This law introduced a variety of amendments to the Tax Statutes, strengthened the role of the Colombian Internal Revenue Service (DIAN) and introduced several mechanisms to prevent tax evasion. One of the main amendments reduced the income tax rate for commercial year 2017 to 40%, consisting of a 34% general tax and a 6% surcharge. In 2018, the tax rate falls to 37%, consisting of a 34% general rate and a 4% surcharge. Finally, from 2019 onwards, the income tax rate will be 33% and there will be no surcharge.

Deferred taxes for the Bank’s Colombian subsidiaries have been adjusted based on the new income tax rates contained in Law No. 1,819, published December 29, 2016.

In light of these modifications, the deferred taxes of the Chilean companies have been recorded at a maximum recovery or settlement rate of 27% for temporary differences that will be realized starting in 2018. The deferred taxes of the Colombian subsidiaries have been recorded at a maximum recovery rate of 33% for temporary differences that will be realized starting in 2019.

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aa)	Provisions and Contingent Liabilities

Provisions are liabilities involving uncertainty about their amount or maturity. They are recorded in the Consolidated Statement of Financial Position when the following copulative requirements are met:

•	a present (legal or implicit) obligation has arisen from a past event and,

•	as of the date of the Consolidated Financial Statements it is likely that the Bank and/or its controlled entities have to disburse resources to settle the obligation and the amount can be reliably measured.

A contingent liability is any possible obligation that arises from past events whose existence will be confirmed only if one or more uncertain future event, which is not within the control of the Bank and its controlled entities, does or does not occur.

Contingent liabilities include: co-signatures and guarantees, confirmed foreign letters of credit, documentary letters of credit, performance and bid bonds, unrestricted lines of credit, other loan commitments and other contingent loans (See letter x)).

The annual Consolidated Financial Statements include all material provisions with respect to which it is considered more likely than not that the obligation will have to be settled.

Provisions—which are quantified on the basis of the best available information regarding the consequences of the event that gives rise to them, and are re-estimated at the end of each accounting period—are used to cover the specific obligations for which they were originally recognized, and are reversed in full or in part when those obligations cease to exist or are reduced.

Provisions are classified into the following groups in the Consolidated Statement of Financial Position based on the obligations they cover (See Note 20 “Provisions”):

•	Payroll and employee benefits.

•	Minimum dividends.

•	Contingent loan risk.

•	Contingencies (including country risk, additional provisions and others)

bb)	De-recognition of Financial Assets and Liabilities

Accounting for transfers of financial assets is based on the degree and way in which the risks and rewards associated with the transferred assets are transferred:

1)	If the risks and rewards are substantially transferred to third parties (e.g. unconditional sales, sales with repurchase agreements at fair value as of the date of repurchase, sales of financial assets with a purchase option deemed deep-out-of-the-money, use of assets in which the transferor does not retain subordinate financing or transfer any type of credit enhancement to the new holders and other similar cases), the transferred asset is derecognized from the balance sheet and any rights or obligations retained or created upon transfer are simultaneous recognized.

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2)	If the risks and rewards of the transferred financial asset are substantially retained (e.g. sales of financial assets with repurchase agreements at fixed prices or for the sales price plus interest, securities lending agreements where the borrower has the obligation to return the securities or similar assets and other similar cases) the transferred asset is not derecognized from the balance sheet and will continue to be valued using the same criteria used before the transfer. Otherwise, the following is recorded in accounting:

i)	A financial liability for an amount equal to the consideration received, which is subsequently valued at amortized cost.

ii)	Both the income from the transferred financial asset (but not derecognized) and the expenses for the new financial liability.

3)	If the risks and rewards of the transferred financial asset are not substantially transferred or retained (e.g. sales of financial assets with a purchase option deemed not deep-in-the-money or deep-out-of-the-money, use of assets in which the transferor assumes subordinate financing or another type of credit enhancement for part of the transferred asset and other similar cases), the following will be analyzed:

i)	If the transferor has not retained control of the transferred financial asset, it will be derecognized, and any rights or obligations created or retained upon transfer will be recognized.

ii)	If the transferor has retained control of the transferred financial asset, it will continue to be recognized in the Statement of Financial Position for an amount equal to its exposure to the changes in value that it may experience and a financial liability will be recognized for the financial asset transferred. The net amount of the transferred asset and the associated liability will be the amortized cost of the rights and obligations retained if the transferred asset is measured at amortized cost, or the fair value of the rights and obligations retained if the transferred asset is measured at fair value.

As a result, financial assets will only be derecognized in the Statement of Financial Position when the rights over the cash flows have been extinguished or when substantially all implicit rights and rewards have been transferred to third parties. Likewise, financial liabilities are only derecognized from the Statement of Financial Position when the obligations they generate have been extinguished or when they are acquired with the intention to settle them or place them once again.

cc)	Employee Benefits

Short-term benefits

Short-term employee benefits are employee benefits (other than termination benefits) that are due to be fully settled within 12 months after the end of the reporting period in which the employees render the related services.

When an employee has rendered service to an entity during an accounting period, the entity shall recognize the undiscounted amount of short-term employee benefits expected to be paid in exchange for that service:

1)	as a liability (accrued expense), after deducting any amount already paid. If the amount already paid exceeds the undiscounted amount of the benefits, an entity shall recognize that excess as an asset (prepaid expense) to the extent that the prepayment will lead to, for example, a reduction in future payments or a cash refund.

2)	as an expense, unless another IFRS requires or permits the inclusion of the benefits in the cost of an asset.

Vacation accrual

The annual cost of personnel vacation and benefits is recorded on an accrual basis.

Post-employment benefits

Post-employment benefits are employee benefits (other than termination benefits and short-term employee benefits) which are payable after the completion of employment. Post-employment benefit plans are formal or informal arrangements under which an entity provides post-employment benefits for one or more employees.

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Post-employment benefit plans are classified as either defined contribution plans or defined benefit plans, depending on the economic substance of the plan as derived from its principal terms and conditions.

Other long-term benefits

Other long-term employee benefits include all employee benefits other than short-term employee benefits, post-employment benefits and termination benefits.

International standards require a simplified method of accounting for other long-term employee benefits. In contrast to the accounting required for post-employment benefits, this method does not recognize new measurements in other comprehensive income.

Termination benefits

Termination benefits are employee benefits payable as a result of either:

1)	an entity’s decision to terminate an employee’s employment before the normal retirement date; or

2)	an employee’s decision to accept voluntary redundancy in exchange for those benefits.

An entity shall recognize termination benefits as a liability and an expense at the first of the following dates:

1)	when the entity no longer has a realistic possibility of withdrawal; and

2)	when the entity recognizes restructuring costs that fall within the scope of IAS 37 “Provisions, Contingent Liabilities and Contingent Assets” and involve the payment of termination benefits.

dd)	Debt Instruments Issued

The financial instruments issued by the Bank and subsidiaries are classified in the Consolidated Statement of Financial Position within “debt issued”, where the Bank has an obligation either to deliver cash or another financial asset to the holder, or to satisfy the obligation by the exchange of a fixed amount of cash or other financial asset for a fixed number of shares, if applicable.

After initial measurement, debt issued is subsequently measured at amortized cost using the effective interest rate. Amortized cost is calculated by taking into account any discount, premium or cost related directly to the issuance.

ee)	Intangible Assets

Intangible assets are identified as non-monetary assets (separately identifiable from other assets) without physical substance which arise as a result of a legal transaction or are developed internally by the consolidated entities, or generated in business combinations. They are assets whose cost can be estimated reliably and from which the consolidated entities consider it probable that future economic benefits will be generated. The cost of intangible assets acquired in a business combination is their fair value as of the date of acquisition.

These intangible assets are recorded initially at acquisition or production cost and are subsequently measured at cost less any accumulated amortization or any accumulated impairment losses.

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An entity will evaluate whether the useful life of an intangible asset is finite or indefinite and, if finite, will evaluate the duration or number of units of production or other similar units that make up its useful life. The entity will consider an intangible asset to have an indefinite useful life when, on the basis of an analysis of all relevant factors, there is no foreseeable limit to the period over which the asset is expected to generate net cash inflows for the entity.

An intangible asset is accounted for based on its useful life. An intangible asset with a finite useful life is amortized over its economic useful life and reviewed to determine whether any indication of impairment may exist. The amortization period and method are reviewed at least once every reporting period. An intangible asset with an indefinite useful life is not amortized and the entity will determine if it has experienced an impairment loss by comparing its recoverable amount to its carrying amount on a yearly basis and at any time during the year in which there is an indication that its value may be impaired.

1)	Software

Computer software acquired by the Bank is accounted for at cost less accumulated amortization and impairment losses.

Expenses for internally developed software are recognized as an asset when the Bank is able to demonstrate its intent and ability to complete development and use it internally to generate future economic benefits and can reliably measure the costs of completing development. Capitalized costs of internally developed software include all costs directly attributable to developing the software and are amortized over their useful lives. Internally developed software is accounted for at capitalized cost less accumulated amortization and impairment losses.

Subsequent expenses for the recognized asset are capitalized only when they increase the future economic benefit for the specific assets. All other expenses are recognized in profit or loss.

Amortization is recorded in profit or loss on a straight-line basis using the estimated useful life of the software, from the date on which it is available for use.

2)	Arising from Business Combination

In accordance with IFRS 3 “Business Combination”, when intangible assets are acquired and/or generated in a business combination, their cost is the fair value as of the date of acquisition. The fair value of an intangible asset must reflect the expectations of market participants as of the acquisition date regarding the likelihood that the future economic benefits incorporated into the asset will flow to the entity. In other words, the entity expects an inflow of economic benefits, even if there is uncertainty regarding the date or amount.

In accordance with IAS 38 “Intangible Assets” and IFRS 3, the acquirer shall recognize an intangible asset from the acquiree on the date of acquisition separately from goodwill, regardless of whether the asset had been recognized by the acquiree before the business combination.

The business combination between Banco Itaú Chile and CorpBanca gave rise to intangible assets and goodwill as indicated in Notes 2 and 13 below.

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3)	Other identifiable intangible assets

This item applies to intangible assets that qualify as identifiable, which means it is controlled by the Bank, the cost can be reliably measured and it is likely to generate future economic benefits.

ff)	Cash and Cash Equivalents

The indirect method has been used to prepare the Consolidated Statement of Cash Flows, which shows the changes in cash and cash equivalents derived from operating activities, investment activities and financing activities during the year.

For the purpose of the cash flow statement cash and cash equivalents are defined as the account “cash and due from banks”, plus (minus) the net balance of transactions pending settlement that are shown in the Consolidated Statement of Financial Position, plus highly-liquid trading and available-for-sale securities with insignificant risk of changing value, maturing in no more than three months from the date of acquisition and repurchase agreements with similar conditions.

It also includes investments in fixed-income mutual funds that are presented together with trading securities in the Consolidated Statement of Financial Position. Balances of cash and cash equivalents and their reconciliation with the Consolidated Statement of Cash Flows are detailed in Note 5 “Cash and Cash Equivalents”.

The following concepts have been used in preparing the Statement of Cash Flows:

1)	Cash flows: Inflows and outflows of cash and cash equivalents, understood as short-term, highly-liquid investments with insignificant risk of changing value such as deposits in the Chilean Central Bank and deposits in other domestic and foreign banks.

2)	Operating activities: corresponds to normal activities of banks and their controlled entities, as well as other activities that cannot be classified as investing or financing activities.

3)	Investing activities: corresponds to activities that involve acquiring, selling or otherwise disposing of long-term assets and other investments not included in cash and cash equivalents.

4)	Financing activities: activities that bring about changes in the size and composition of net equity and liabilities that are not considered operating or investing activities.

As of December 31, 2015, the Bank has reclassified the following items for presentation purposes:

	2015
	Previous	Restated MCh$	Difference MCh$
	(i)	(ii)	(iii)
Net cash flows used in operating activities	(388,615)	(421,703)	(33,088)
Net cash flows used in investing activities	(49,571)	(16,483)	33,088
Net cash flows provided by financing activities	413,217	413,217	—

Net cash flows decrease of period	(24,969)	(24,969)	—

(i)	Classifications and accounting criteria used by Banco Itaú in its audited Financial Statements for the 2015 and 2014 periods.
(ii)	Current classifications and accounting criteria used by Itaú Corpbanca in these Financial Statements for the 2015 period.
(iii)	The differences can be explained by reclassifications from investing to operating using the following concepts: transactions with companies of MCh$30, sale of assets received in lieu of payment of MCh$2,136 and distribution of other assets and liabilities of MCh$(35,254).

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gg)	Use of Estimates and Judgment

In preparing these Consolidated Financial Statements, the Bank’s management has made certain estimates, judgments and assumptions that affect the application of accounting policies and reported balances of assets and liabilities, disclosures of contingent assets and liabilities as of period end, and reported values of income and expenses during the period. Real results could differ from these estimated amounts.

Relevant estimates and assumptions are reviewed regularly by management in order to quantify certain assets, liabilities, income and expenses. Revisions to accounting estimates are recognized in the period in which the estimate is revised and in any future period that is affected.

In certain cases, SBIF Standards and generally accepted accounting principles require assets and liabilities to be recorded and/or disclosed at fair value. Fair value is the amount at which an asset can be exchanged, or a liability settled, between knowledgeable, willing parties in an arm’s length transaction. When market prices in active markets are available, they have been used as a valuation basis. When market prices in active markets are not available, the Bank estimates these values based on the best information available, including the use of models or other valuation techniques.

The Bank has established provisions to cover possible loan losses in accordance with SBIF regulations. In estimating provisions, these regulations require provisions to be regularly evaluated, taking into consideration factors such as changes in the nature and size of the loan portfolio, forecasted portfolio trends, loan quality and economic conditions that may affect debtor payment capacity. Changes in loan loss allowances are presented as “Credit Risk Provisions” in the Consolidated Statement of Income.

Loans are charged off when management determines that the loan or a portion of the loan cannot be collected in accordance with SBIF regulations in Chapter B-2 “Impaired or Charged-Off Loans.” Credit risk provisions are reduced to record charge-offs.

In particular, information regarding more significant areas of estimates of uncertainties and critical judgments in applying accounting policies that have the most significant effect on the amounts recognized in the Consolidated Financial Statements are described in the following notes:

•	Useful life of material and intangible assets (Notes 13.14 and 31)

•	Valuation of goodwill (Notes 2, 13 and 31)

•	Provisions (Note 20)

•	Credit risk provisions (Notes 9, 10 and 28)

•	Fair value of financial assets and liabilities (Note 34)

•	Contingencies and commitments (Note 22).

•	Impairment losses for certain assets (Notes 9.10, 28 and 31)

•	Current and deferred taxes (Note 15).

•	Consolidation perimeter and evaluation of control (Note 1, letter d)).

During the year ended December 31, 2016, there have been no significant changes in the estimates made as of year-end 2015 that differ from those included in these Consolidated Financial Statements.

hh)	Business Combination and Goodwill

Business combinations are accounted for using the purchase method. The cost of an acquisition is measured as the sum of the consideration transferred, measured at fair value as of the acquisition date, and any non-controlling interest in the acquiree.

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For each business combination, the acquirer measures the non-controlling interest in the acquiree either at its fair value or on the basis of its proportionate interest in the identifiable net assets of the acquiree. Acquisition costs incurred are charged to profit or loss and include administrative expenses.

When Itaú Corpbanca and its controlled entities or subsidiaries (the Group) acquires a business, they evaluate the identifiable assets acquired and the liabilities assumed to determine proper classification and designation on the basis of the contractual conditions, economic circumstances and other pertinent conditions as of the acquisition date. This includes the separation of embedded derivatives in host contracts by the acquiree.

If business combinations are achieved in stages (which is not the case for Itaú Corpbanca and subsidiaries), the acquirer’s preexisting interest in the acquiree measured at fair value as of the respective acquisition date, is remeasured at fair value as of the acquisition date on which control is obtained and the resulting gain or loss is recorded in earnings.

Any contingent consideration to be transferred by the acquirer shall be recognized at fair value as of the acquisition date.

Subsequent changes in the fair value of a contingent consideration that are not the result of measurement period adjustments will be accounted for as follows:

a) If the contingent consideration is classified as an equity instrument, it should not be remeasured and its final liquidation should be recorded in equity.

b) Other contingent considerations that:

i) are within the scope of IAS 39 “Financial Instruments: Recognition and Measurement” should be measured at fair value as of the presentation date and any changes in fair value should be recognized in profit or loss for the year in accordance with IAS 39.

ii) do not fall within the scope of IAS 39 should be measured at fair value as of the presentation date and any changes in fair value should be recognized in profit or loss for the year.

Goodwill, defined as the difference between the consideration transferred and the amount recognized for the non-controlling interest in the net identifiable assets acquired and liabilities assumed, is measured initially at cost. If this consideration is less than the fair value of the net assets of the acquired subsidiary, the difference is recognized directly in profit or loss as of the acquisition date.

After initial recognition, goodwill is measured at cost less any accumulated impairment loss. After testing for impairment, goodwill acquired in a business combination is allocated, as of the acquisition date, to each of the Group’s cash generating units (CGU) that are expected to benefit from the combination, regardless of whether other of the acquiree’s assets or liabilities are allocated to these units.

When goodwill is allocated to a CGU and an operation within that unit is sold, the goodwill associated with that operation is included in the carrying amount of the operation when determining the gain or loss on disposal. Goodwill that is derecognized under such circumstances is measured on the basis of the relative values of the operation disposed of and the retained portion of the CGU.

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ii)	Minimum dividends

The Bank records within liabilities (as a provision) the portion of profit for the year that should be distributed to comply with the Corporations Law (30%) or its bylaws. For the years 2016 and 2015, the Bank provisioned 50% of profit for the year. This provision is recorded within “provision for minimum dividends” by reducing “retained earnings” within the Consolidated Statement of Changes in Equity.

Although Banco Itaú Chile had a policy to not distribute dividends, in the agreement signed for the merger with CorpBanca it agreed to distribute 50% of profit for the 2015 period and the year 2014. However, at an Extraordinary Shareholders’ Meeting on June 11, 2015, shareholders agreed to reduce the amount of the dividends for the year 2014 to MCh$26,448 (See Note 23).

Title VII of the Bank’s bylaws establishes that it must distribute an annual cash dividend to its shareholders, as proposed by the Board and prorated based on their shareholdings, of at least thirty (30%) of profit for each year. In any event, no dividends may be distributed if there are any capital losses until those losses have been remedied, nor if any distribution causes the Bank to breach any of the capital requirements in the General Banking Law.

For the purpose of distributing dividends, the Bank will adhere to the terms of the Transaction Agreement, (signed January 29, 2014) which was approved at an Ordinary Shareholders’ Meeting (held March 11, 2016).

jj)	Assets Received or Awarded in Lieu of Payment

Assets received or awarded in lieu of payment of loans to customers are recorded, in the case of assets received in lieu of payment, at the price agreed-upon by the parties, or otherwise, when the parties do not reach an agreement, at the amount at which the Bank is awarded those assets at a court-ordered auction. In both cases, an independent assessment of the market value of the assets is performed based on the state in which they are acquired.

If the value of loans to customers exceeds the fair value of the asset received or awarded in lieu of payment less disposal costs, it is recognized in the Consolidated Statement of Income as other operating expenses.

Assets received or awarded in lieu of payment are valued at the lower of its initial value and the net realizable value (i.e. its independently assessed fair value less maintenance or disposal costs and regulatory charge-offs.) The SBIF requires regulatory charge-offs if the asset is not sold within a one year of foreclosure.

This net realizable value is determined based on current market conditions and should correspond to its fair value less necessary maintenance and disposal costs.

In general, it is believed that these assets will be disposed of within one year of being awarded. However, in justified cases the SBIF may give the Bank an additional term of up to 18 months to dispose of the assets. To take advantage of this extension, the asset must have been written off in accounting in compliance with article 84 of the General Banking Law.

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kk)	Leases

Finance leases

This corresponds to leases that transfer substantially all risks and rewards from the owner of the leased asset to the lessee. When consolidated entities act as lessors of an asset, the aggregate present value of minimum lease payments plus the guaranteed residual value—normally the exercise price of the lessee’s purchase option at the end of the contract—will be recorded as third-party financing within “loans to customers” in the Consolidated Statement of Financial Position. Assets acquired under operating leases are presented within “other assets” at purchase cost.

When consolidated entities act as lessees of an asset, the Bank records the cost of the leased assets in the Consolidated Statement of Financial Position based on the nature of the asset in the contract and, simultaneously, a liability for the same amount (which will be the lesser of the fair value of the leased asset and the aggregate present values of the lease payments due the lessor plus, if appropriate, the exercise price of the purchase option).

These assets are depreciated using criteria similar to those applied to property, plant and equipment held for own use. In both cases, finance income and expenses arising from these contracts are credited and charged, respectively to the Consolidated Statement of Income as “interest income” and “interest expenses” in order to obtain a constant rate of return over the term of the lease.

Operating leases

Leases in which the lessor conserves ownership of the leased asset as well as a significant part of the risks and rewards of ownership are classified as operating leases. When the consolidated entities act as lessor, the purchase cost of the leased assets will be recorded in “property, plant and equipment”. These assets are depreciated in accordance with the policies for property, plant and equipment (see letter r “property, plant and equipment”) and income from the lease agreements is recognized in the Consolidated Statement of Income on a straight-line basis within “other operating income”.

When the consolidated entities act as lessee, lease expenses including any incentives given by the lessor are charged on a straight-line basis to consolidated profit or loss in “other general administrative expenses” within the Consolidated Statement of Income.

ll)	Fiduciary Activities

The Bank and its subsidiaries provide trust and other fiduciary services that result in the holding or investing of assets on behalf of customers. Assets held in a fiduciary capacity are not reported in the Consolidated Financial Statements, as they are not the assets of the Bank. Contingencies and commitments arising from this activity are disclosed in Note 22 “Contingencies, Commitments and Responsibilities”, letter c) “Responsibilities accounted for in off-balance-sheet memorandum accounts”.

mm)	Customer Loyalty Program

The Bank and its subsidiaries maintain a customer loyalty program as an incentive to their customers. Through this program, customers can acquire goods and/or services based on purchases made primarily with credit cards issued by the Bank and by meeting certain conditions established in the program for that purpose.

The Bank has established provisions to reflect the expense related to these awards.

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nn)	Non-Current Assets Held for Sale

Non-current assets (or disposal groups made up of assets and liabilities) that are expected to be recovered primarily through sale instead of through continued use are classified as held for sale. Immediately before being classified as such, the assets (or elements of a disposal group) are remeasured in accordance with the Bank’s accounting policies. From this time forward, assets (or disposal groups) are measured at the lesser of carrying amount and fair value less costs to sell.

Impairment losses after the initial classification of assets held for sale and gains and losses after revaluation are recognized in profit or loss. Gains are not recognized if they exceed any accumulated loss.

As of December 31, 2016, the Bank includes the values related to the investment in SMU CORP S.A. in “Non-current assets classified as held for sale” and “Liabilities directly associated with non-current assets held for sale” (in other assets and liabilities), after evaluating the requirements in IFRS 5 for classifying it as a non-current asset held for sale. This company is a subsidiary that was acquired exclusively for resale. Its assets and liabilities are valued at MCh$18,317 and MCh$17,426, respectively.

The investment was available for immediate sale in its current condition and the sale was considered highly likely as the Bank’s senior management was committed to the sale and had initiated the process of identifying a buyer. The transaction was completed within one year as detailed in Note 38 “Events After the Reporting Period”, section SMU CORP S.A.

As of December 31, 2015, the Bank did not have any non-current assets held for sale.

oo)	Earnings per Share

Basic earnings per share is determined by dividing net income (loss) for the year attributable to the Bank by the average weighted number of shares in circulation during that year.

Diluted earnings per share is determined in a similar manner as basic earnings per share, but the average weighted number of shares in circulation is adjusted to account for the dilutive effect of stock options, warrants and convertible debt.

As of December 31, 2016 and 2015, the Bank has no instruments that generate dilutive effects on equity.

pp)	Securitization

The Bank does not have any capital instruments as financial liabilities or equity instruments in accordance with securitization liabilities.

qq)	Consolidated Statement of Changes in Equity

This part of the Statement of Changes in Equity presents all movements in net equity, including those arising from changes in accounting policies and correction of errors. As a result, this statement reconciles the carrying amount at the beginning and end of the year of all items within consolidated net equity, grouping movements as follows based on their nature:

1)	Adjustments due to changes in accounting policies and correction of errors: this includes changes in consolidated net equity that arise as a result of the retroactive restatement of balances in the Consolidated Financial Statements arising from changes in accounting policies or the correction of errors.

2)	Income and expenses recognized during the period: this shows the aggregate of all income and expense items recorded in the Consolidated Statement of Income.

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3)	Other changes in equity, including profit distributions, capital increases, provisions for minimum dividends, dividends paid, and other increases or decreases in equity.

This information is presented in two statements: the Consolidated Statement of Comprehensive Income and the Consolidated Statement of Changes in Equity.

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rr)	Consolidated Statement of Comprehensive Income

This part of the Consolidated Statement of Comprehensive Income presents the income and expenses generated by the Bank as a result of its activity during the period, distinguishing between those recorded in consolidated profit or loss for the year and those recorded directly in consolidated net equity.

Therefore, this statement presents:

1)	Consolidated profit for the year.

2)	The net amount of income and expenses temporarily recognized in equity as adjustments recorded as “valuation accounts”.

3)	Deferred income taxes arising from the concepts in numbers 1) and 2) above, except for translation adjustments and hedges of net investments in foreign operations.

Aggregate consolidated income and expenses recognized, calculated as the sum of the preceding letters, is divided between the amount attributed to the Bank and that attributed to non-controlling interests.

ss)	New Accounting Pronouncements

•	SBIF Rulings

Between January 1, 2016, and the date of issuance of these Consolidated Financial Statements, the following new accounting or related pronouncements have been issued by the SBIF:

Bank Ruling No. 3,573 of December 30, 2014, Compendium of Accounting Standards. Chapters B-1, B-2 and E. Establishes standard method for residential mortgage loans to be applied beginning January 1, 2016. It also supplements and specifies instructions on provisions and loans in the impaired portfolio. The SBIF subsequently issued complementary rulings 3,584 and 3,598.

The application of this new standard (considered a change in accounting estimate), generated the following impact (gross values) as of the end of January 2016 (the first month of application):

	January 2016
	Banco Itaú	CorpBanca
	MCh$	MCh$
Mortgage loan provisions	2,780	4,194

The Bank’s management analyzed these amendments in detail and concluded that they have not significantly impacted the Consolidated Financial Statements for the period. (See Note 2 “Accounting Changes”).

Bank Ruling No. 3,583 of May 25, 2015, Compendium of Accounting Standards. Chapter C-3. Student Loans. Modifies and supplements instructions.

In the accounting information sent monthly to the SBIF, student loans other than higher education loans regulated by Law 20,027 shall also be disclosed, like the latter, within “commercial loans” (before this ruling was issued they were classified as “consumer loans”). The amendments in this ruling take effect for information as of January 1, 2016.

The Bank’s management analyzed these amendments in detail and concluded that they have not significantly impacted the Consolidated Financial Statements for the period. (See Note 2 “Accounting Changes”).

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Ruling No. 3,601 of February 18, 2016. Compendium of Accounting Standards. Chapter C-3. Supplementary Information. Adds instructions for reporting losses related to operational risk events.

In terms of quantification of operational risk and identification of exposure using the Basel guidelines, the SBIF has requested information from banks regarding losses incurred in annual reporting periods. To ensure that this information is regularly provided, the SBIF has decided to add the respective data to the supplementary information that must be sent each month in the MC1 and MC2 files. This requirement will apply for the first time for the MC1 and MC2 files as of March 31, 2016.

The Bank’s management analyzed these amendments in detail and concluded that they have not significantly impacted the Consolidated Financial Statements for the period. (See Note 2 “Accounting Changes”).

Ruling No. 3,604 of March 29, 2016. Compendium of Accounting Standards. Chapter B-3. Modifies the credit-equivalent percentage for unrestricted lines of credit.

This standard establishes that the credit equivalent for unrestricted lines of credit for debtors with no loan defaults can be set at 35% of the amount available (50% before this modification). This amendment will take effect in May 2016.

Applying this new standard led to a credit to profit (loss) of MCh$1,345 gross.

The Bank’s management analyzed these amendments in detail and concluded that they have not significantly impacted the Consolidated Financial Statements for the period. (See Note 2 “Accounting Changes”).

Ruling No. 3,615 of December 12, 2016. Compendium of Accounting Standards. Chapter C-2. Review opinion on interim financial information.

In order to enhance the transparency of financial information provided by banks, starting next year a review of interim financial information must be performed on financial statements as of June 30 and a review opinion issued by the entity’s external auditors in accordance with Chilean Generally Accepted Auditing Standards (NAGA No. 63, Section AU 930; or the international equivalent; SAS No. 122, Section AU-C 930).

The Bank’s management analyzed these amendments in detail and will apply IAS 34 in accordance with Chapter C-2 and the provisions of the preceding paragraph.

•	Accounting Standards Introduced by the International Accounting Standards Board (IASB)

•	The following new standards and interpretations have been adopted in these Consolidated Financial Statements:

•	Amendments and Improvements

Amendment to IFRS 11 “Joint Arrangements”, Acquisition of an interest in a joint operation - Published in May 2014. This amendment incorporates guidance on accounting for the acquisition of an interest in a joint operation that is a business and specifies the appropriate treatment for such acquisitions.

The Bank’s management analyzed these amendments in detail and concluded that they have not significantly impacted the financial statements for the period since the Bank has no joint arrangements.

Amendment to IAS 16 “Property, Plant and Equipment” and IAS 38 “Intangible Assets”, on Depreciation and Amortization – Published in May 2014. The amendment clarifies that a revenue-based approach is inappropriate for measuring the consumption of economic benefits embodied in an intangible asset or other element of property, plant and equipment and, therefore, there is a rebuttable presumption that a revenue-based depreciation or amortization method is not appropriate.

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The Bank’s management analyzed these amendments in detail and concluded that they have not impacted the financial statements for the period since the Bank does not use a depreciation method based on revenue generated by an activity that includes the use of an asset.

Equity Method in Separate Financial Statements (Amendments to IAS 27) - Published in August 2014. This amendment allows entities to use the equity method to account for investments in subsidiaries, joint ventures and associates in its separate financial statements:

The Bank’s management analyzed these amendments in detail and concluded that they have not impacted the financial statements for the period since the Bank does not prepare separate financial statements.

Amendment to IAS 1 “Presentation of Financial Statements” - Published in December 2014. These amendments clarify guidance in IAS 1 on materiality and aggregation, the presentation of subtotals, the structure of financial statements and the disclosure of accounting policies. These amendments form part of the IASB’s Disclosure Initiative.

The Bank’s management analyzed these amendments in detail and concluded that they have not significantly impacted the financial statements for the period since the information is generally structured in a user-friendly, comparative way to ensure better understanding of disclosures.

Amendment to IFRS 10 “Consolidated Financial Statements” and IAS 28 “Investments in Associates and Joint Ventures” - Published in December 2014. The amendment provides clarification on the application of consolidation exceptions for investment entities and their subsidiaries. The amendments to IFRS 10 clarify that the exception from preparing consolidated financial statements is available to intermediate parent entities which are subsidiaries of investment entities. The amendments to IAS 28 allow an entity which is not an investment entity, but has an interest in an associate or joint venture which is an investment entity, a policy choice when applying the equity method of accounting. The entity may choose to retain the fair value measurement applied by the investment entity associate or joint venture, or instead to perform a consolidation at the level of the investment entity associate or joint venture.

The Bank’s management analyzed these amendments in detail and concluded that they have not impacted the financial statements for the period since the Bank consolidates all companies over which it has control.

Annual Improvements Cycle 2012-2014. The document covers the following standards:

•	IFRS 5 “Non-current Assets Held for Sale and Discontinued Operations” The amendment clarifies that, when an asset (or disposal group) is reclassified from “held for sale” to “held for distribution”, or vice versa, this does not constitute a change to a plan of sale or distribution, and does not have to be accounted for as such. This means that the asset (or disposal group) does not need to be reinstated in the financial statements as if it had never been classified as “held for sale” or “held for distribution” simply because the manner of disposal has changed. The amendment also rectifies an omission in the standard by explaining that the guidance on changes in a plan of sale should be applied to an asset (or disposal group) which ceases to be held for distribution but is not reclassified as “held for sale”. The Bank’s management analyzed these amendments in detail and concluded that they do not apply since the Bank does not need to reclassify an asset from held for sale to held for distribution to owners or vice versa.

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•	IFRS 7 “Financial Instruments: Disclosures”. There are two amendments to IFRS 7. (1) Servicing contracts: If an entity transfers a financial asset to a third party under conditions which allow the transferor to derecognize the asset, IFRS 7 requires disclosure of all types of continuing involvement that the entity might still have in the transferred assets. IFRS 7 provides guidance on what is meant by continuing involvement in this context. The amendment is prospective with an option to apply retrospectively. A consequential amendment to IFRS 1 is included to give the same relief to first-time adopters. (2) Interim financial statements: The amendment clarifies that the additional disclosure required by the amendments to IFRS 7 “Disclosure – Offsetting financial assets and financial liabilities” is not specifically required for all interim periods, unless required by IAS 34. The amendment is retroactive. The Bank’s management analyzed these amendments in detail and concluded that they do not apply since the Bank does not have any significant administrative servicing contracts for transferred financial assets.

•	IAS 19 “Employee Benefits” The amendment clarifies that, when determining the discount rate for post-employment benefit obligations, it is the currency that the liabilities are denominated in that is important, and not the country where they arise The assessment of whether there is a deep market in high-quality corporate bonds is based on corporate bonds in that currency, not corporate bonds in a particular country. Similarly, where there is no deep market in high-quality corporate bonds in that currency, government bonds in the relevant currency should be used. The amendment is retrospective but limited to the beginning of the earliest period presented. The Bank’s management analyzed these amendments in detail, which are only applicable in Colombia, and concluded that this improvement has no impact on the Bank since the parameters used to determine the benefit have the same origin (country).

•	IAS 34 “Interim Financial Reporting” The amendment clarifies what is meant by the reference in the standard to “information disclosed elsewhere in the interim financial report”. The amendment further amends IAS 34 to require a cross-reference from the interim financial statements to the location of that information. The amendment is retrospective. The Bank’s management analyzed these amendments in detail and concluded that they do not apply since the Bank complies with the disclosure standards in IAS 34 and the regulatory aspects of its regulators.

•	The following new standards and interpretations have been issued but are not yet in effect as of December 31, 2016:

•	Standards and Interpretations

IFRS 9 “Financial Instruments” - Published in July 2014. The IASB published the complete version of IFRS 9, which replaces the guidance in IAS 39. This final version includes requirements on the classification and measurement of financial assets and liabilities; it also includes an expected credit losses model that replaces the incurred loss impairment model used currently. It also includes the final hedging part of IFRS 9 that was issued in November 2013. Early adoption is permitted.

IFRS 9 is effective for all annual periods beginning on or after January 1, 2018.

The Bank’s management analyzed these amendments/new standards in detail and concluded that, in accordance with SBIF instructions in section 12 of Chapter A-2 “Limits or Specifications on the Use of General Criteria of the Compendium of Accounting Standards”, this standard cannot be adopted early and, moreover, may not be applied until the SBIF makes use mandatory for all banks.

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IFRS 15 “Revenue from Contracts with Customers” – Published in May 2014. This standard establishes principles for reporting useful information to users of financial statements about the nature, amount, timing and uncertainty of revenue and cash flows arising from an entity’s contracts with customers. The core principle is that an entity recognizes revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. It replaces IAS 11 “Construction Contracts”; IAS 18 “Revenue”; IFRIC 13 “Customer Loyalty Programmes”; IFRIC 15 “Agreements for the Construction of Real Estate”; IFRIC 18 “Transfers of Assets from Customers”; and SIC-31 “Revenue-Barter Transactions Involving Advertising Services”. Early adoption is allowed.

IFRS 15 is effective for all annual periods beginning on or after January 1, 2018.

The Bank’s management is evaluating the potential impact of adopting these amendments/new standards together with its parent company (Itaú Unibanco Holding S.A); which has made available material to define and identify the Bank’s initial status on this matter.

IFRS 16 “Leases” - Published in January 2016. This standard establishes principles for the recognition, measurement, presentation and disclosure of leases. IFRS 16 replaces the current IAS 17 and introduces a unique model of lease accounting and requires lessees to recognize assets and liabilities from all lease contracts with a term of more than 12 months unless the underlying asset is undervalued. The objective is to ensure lessees and lessors provide relevant information in a way that faithfully depicts transactions. IFRS 16 is effective for annual periods beginning on or after January 1, 2019. Early application is permitted for entities that apply IFRS 15 before the initial application date of IFRS 16.

IFRS 16 is effective for all annual periods beginning on or after January 1, 2019.

The Bank’s management is evaluating the potential impact of adopting these amendments/new standards together with its parent company (Itaú Unibanco Holding S.A); which has made available material to define and identify the Bank’s initial status on this matter.

IFRIC 22 “Foreign Currency Transactions and Advance Considerations” - Published in December 2016. This interpretation applies to a foreign currency transaction (or a portion of one) when an entity recognizes a non-financial asset or non-financial liability that arises from paying or receiving consideration in advance before the entity recognizes the related asset, expense or revenue (or the corresponding portion). The interpretation provides guidance for when a single payment/receipt is made, as well as for situations where multiple payments/receipts are made. The guidance aims to reduce diversity in practice.

Application is mandatory for annual periods beginning on or after January 1, 2018.

The Bank’s management analyzed these amendments/new standards in detail and concluded that, in accordance with SBIF instructions, the procedure in Chapter D-3 “Recognition of Foreign Currency Transactions” of the Compendium of Accounting Standards must be applied by the industry to record this type of transaction.

•	Amendments and Improvements

Amendment to IFRS 10 “Consolidated Financial Statements” and IAS 28 “Investments in Associates and Joint Ventures” - Published in September 2014. These amendments address an inconsistency between the requirements in IFRS 10 and those in IAS 28 in dealing with the sale or contribution of assets between an investor and its associate or joint venture.

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The main consequence of the amendments is that a full gain or loss is recognized when a transaction involves a business (whether it is housed in a subsidiary or not). A partial gain or loss is recognized when a transaction involves assets that do not constitute a business, even if these assets are housed in a subsidiary.

On December 17, 2015, the IASB deferred the effective date for these amendments indefinitely.

The Bank’s management analyzed these amendments in detail and concluded that they do not apply since the Bank does not engage in this type of transaction with its associates and does not currently have any joint ventures.

Amendment to IAS 12 “Income Taxes” - Published in February 2016. The amendment clarifies how to account for deferred tax assets relating to debt instruments measured at fair value.

The amendments are effective for annual periods beginning on or after January 1, 2017.

The Bank’s management evaluated the potential impact of adopting these amendments/new standards and concluded that there was no impact since deferred taxes arising from unrealized losses are determined on the basis of their ability to be credited against tax concepts.

Amendment to IAS 7 “Cash Flow Statement” - Published in February 2016. The amendment introduces additional disclosures that enable users of financial statements to evaluate changes in liabilities arising from financing activities.

The amendments are effective for annual periods beginning on or after January 1, 2017.

The Bank’s management evaluated the potential impact of adopting these amendments/new standards and concluded that, to the extent necessary, it will disclose a reconciliation of the initial and final balances in the statement of financial position for liabilities derived from financing activities in the statement of cash flows. Currently, the Bank has liabilities for which the cash flows from them are classified as financing activities in the statement of cash flows, which consist mainly of debt instruments issued and equity movements. For debt instruments (bonds) issued, placements and redemptions, which are the main items in the movement disclosure required by the amendment, are detailed in the statement of cash flows, while equity items are detailed in the statement of changes in equity and a note to the financial statements.

Amendment to IFRS 15 “Revenue from Contracts with Customers” – Published in April 2016. The amendment introduces clarifications of the guidance on identifying performance obligations in contracts with customers, accounting for licenses of intellectual property (IP) and the principal versus agent assessment (gross versus net revenue presentation). New and amended illustrative examples have been added for each of those areas of guidance, as well as additional practical expedients related to transition to the new revenue standard.

These amendments are effective for annual periods beginning on or after January 1, 2018.

The Bank’s management is evaluating the potential impact of adopting these amendments/new standards together with its parent company (Itaú Unibanco Holding S.A); which has made available material to define and identify the Bank’s initial status on this matter.

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Amendment to IFRS 2 “Share-Based Payments” - Published in June 2016. The amendment clarifies the measurement basis for cash-settled, share-based payments and the accounting for modifications that change an award from cash-settled to equity-settled. It also introduces an exception to the principles in IFRS 2 that will require an award to be treated as if it was wholly equity-settled, where an employer is obliged to withhold an amount for the employee’s tax obligation associated with a share-based payment.

These amendments are effective for annual periods beginning on or after January 1, 2018.

The Bank’s management evaluated the potential impact of these amendments / new pronouncements on the Bank’s financial statements and concluded that there are no relevant impacts.

Annual Improvements Cycle 2014-2016. The document covers the following standards:

•	Amendment to IFRS 1 “First-time Adoption of IFRS” - Published in December 2016, is related to the suspension of short-term exceptions covering transition provisions of IFRS 7, IAS 19 and IFRS 10. The Bank’s management analyzed these amendments in detail and concluded that they do not apply since the Bank will not be a first-time adopter to IFRS during the year the amendment becomes effective.

•	Amendment to IFRS 12 “Disclosures of Interests in Other Entities” - Published in December 2016. The amendment clarifies the scope of this standard. These amendments must be applied retroactively to annual periods beginning on or after January 1, 2017. The Bank’s management analyzed these amendments in detail and concluded that the disclosures under IFRS 12 that are applicable to IFRS 5 have been complied with materially.

•	Amendment to IAS 28 “Investments in Associates and Joint Ventures” - Published in December 2016, in relation to the fair value measurement of the associate or joint venture. The Bank’s management analyzed these amendments in detail and concluded that they do not apply since the Bank and its subsidiaries do not have joint ventures.

The amendments are effective for annual periods beginning on or after January 1, 2018.

Itaú Corpbanca and Subsidiaries – Consolidated Financial Statements – December 31, 2016	64

Note 2 - Financial Statement Presentation, Business Combination and Accounting Changes

1.	Financial Statement Presentation

1.1	Consolidated Financial Statements

a.	Banco Itaú and CorpBanca completed a business combination on April 1, 2016 (reverse acquisition), which is described in detail in Section 2 “Business Combination of Banco Itaú Chile and CorpBanca” of this note.

b.	The Consolidated Financial Statements prepared after the reverse acquisition (from April 1, 2016 forward) will be issued under the name of the legal controller (the acquiree for accounting purposes, or CorpBanca, the merged entity, which will take the name Itaú Corpbanca), but they will be described in these notes as a continuation of the financial statements of the legal subsidiary (the acquirer for accounting purposes, or Banco Itaú) for comparative figures from 2015. The current statements of comprehensive income, cash flows and equity include figures for the accounting acquirer for the three-month period (January-March 2016) and for Itaú Corpbanca for the period from April to December, with a retroactive adjustment (see figure 2) in the legal capital of the acquirer for accounting purposes that reflects the legal capital of the acquiree for accounting purposes. That adjustment is required to reflect the capital of the legal controller (the acquiree for accounting purposes). This situation is detailed as follows (figure 1):

Figure 1: Equity of Merged Entity – Post Business Combination

	CorpBanca			Banco Itaú	Itaú Corpbanca
	Carrying Amount	IFRS 3	Fair Value	Carrying Amount	Adjustments	Merger
	3-31-2016	3-31-2016	3-31-2016	3-31-2016	4-1-2016	4-1-2016
	MCh$	MCh$	MCh$	MCh$	MCh$
	(a)	(b)	(a) + (b) = (c)	(d)	(e)	(c) + (d) + (e) = (f)	Note
EQUITY
Attributable to owners of the bank
Capital	781,559	401,424	1,182,983	737,382	(57,539)	1,862,826	(g)
Reserves	515,618	272,073	787,691	448,878	57,539	1,294,108	(h)
Valuation accounts	(220,896)	220,896	—	80	—	80	(i)
Retained earnings:	71,622	(71,622)	—	3,069	—	3,069	(i)
Retained earnings from prior periods	97,689	(97,689)	—	—	—	—
Profit (loss) for the year	(26,067)	26,067	—	6,138	—	6,138	(i)
Less: Minimum dividend provision	—	—	—	(3,069)	—	(3,069)	(i)

	1,147,903	822,771	1,970,674	1,189,409	—	3,160,083
Non-controlling interest	308,045	(63,838)	244,207	61	—	244,268	(j)

TOTAL EQUITY	1,455,948	758,933	2,214,881	1,189,470	—	3,404,351

(a)	Corresponds to Consolidated Financial Statements of CorpBanca and Subsidiaries (accounting acquiree, legal acquirer) as of March 31, 2016, basis for acquisition method under IFRS 3.
(b)	Corresponds mainly to adjustments made in accordance with IFRS 3 to establish the fair value of the accounting acquiree and a capital increase with Corpbanca (June 26, 2015) of MCh$401,424 (See Statements of Changes in Equity).
(c)	Corresponds to the fair value of the accounting acquiree, detailed in section 2.
(d)	Corresponds to Consolidated Financial Statements of Banco Itaú and Subsidiaries (accounting acquirer, legal acquiree) as of March 31, 2016.
(e)	Corresponds to accounting reclassifications to establish the share capital of the merged entity. This consists of the elimination of capital from Itaú for MCh$737,382 and approval of a capital increase for the merger of both banks for MCh$679,843.
(f)	Corresponds to the equity of the merged bank, which includes the fair value of the acquiree, the book value equity of the acquirer, and new share capital as explained in letter g) below.

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(g)	Corresponds to new capital of the merged entity, which is comprised of 512,406,760,091 common shares with no par value that have been issued, subscribed and paid and total Ch$1,862,826,231,184. Accordingly, the total prior capital of Banco Itaú Chile and CorpBanca should be adjusted. The adjustments are made against Reserves, in other reserves not from profit (See Note 23).
(h)	CorpBanca’s equity and comprehensive income items must be de-recognized, adjusted against Reserves, in other reserves not from profit. This account also includes the items in letter e) above.
(i)	Corresponds to the accounting balances generated by Banco Itaú as of the date of the business combination, which shall remain the initial balances generated by Itaú Corpbanca, because it is the accounting acquirer. From April 1 to December 31, 2016, it will also include the comprehensive income generated by the merged entity.
(j)	Corresponds to non-controlling interests of Itaú Corpbanca, after the business combination and merger.

For a better understanding of the information disclosed in Figure 1, the information is presented below as equity movements for each bank (Itaú and Corpbanca) and then the effect is reflected for the merged bank (Itaú Corpbanca):

		Capital	Reserves			Retained Earnings		Total
		Paid-in Capital	Share Premium Paid	Other Reserves Not from Earnings	Valuation Accounts	Retained Earnings from Prior Periods	Profit (Loss) for the Year	Owners of the Bank	Non- Controlling Interest	Equity
CORPBANCA		MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Balances as of 03.31.2016	(a)	781,559	401,424	114,194	(220,896)	97,689	(26,067)	1,147,903	308,045	1,455,948
Purchase method IFRS 3	(b)	—	—	822,771	—	—	—	822,771	(63,838)	758,933
Capital increase	(c)	401,424	(401,424)	—	—	—	—	—	—	—
Adjustment to equity accounts	(d)			(149,274)	220,896	(97,689)	26,067	—	—	—

Balances as of 03.31.2016	(e)	1,182,983	—	787,691	—	—	—	1,970,674	244,207	2,214,881

(a)	Corresponds to Consolidated Equity of CorpBanca and Subsidiaries (accounting acquiree, legal acquirer) as of March 31, 2016, basis for acquisition method under IFRS 3.
(b)	Corresponds to adjustments made in accordance with IFRS 3 to establish the fair value of the accounting acquiree.
(c)	Corresponds to a capital increase by capitalizing reserves generated on the premium paid on the share placement of MCh$401,424 (recorded by Corpbanca since 2014), in accordance with article 26 of the Corporations Law. As a result of this movement, the Bank’s equity increases from MCh$781,559 to MCh$1,182,983. Along with this, a capital increase of MCh$679,843 was approved. This took place by issuing 172,048,565,857 new shares as part of the stock swap to merge the banks.
(d)	CorpBanca’s equity and comprehensive income items must be de-recognized, adjusted against Other reserves not from profit.
(e)	Corresponds to the fair value as per IFRS 3r.

Itaú Corpbanca and Subsidiaries – Consolidated Financial Statements – December 31, 2016	66

			Reserves			Retained Earnings		Total
		Paid-In Capital	Other Reserves Not from Earnings	Reserves from Earnings	Valuation Accounts	Profit (Loss) for the Year	Minimum Dividend Provision	Owners of the Bank	Non- Controlling Interest	Total Equity
CORPBANCA		MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Fair value IFRS 3	(i)	1,182,983	787,691	—	—	—	—	1,970,674	244,207	2,214,881

ITAÚ

Balances as of 03.31.2016	(a)	737,382	(2,133)	451,011	80	6,138	(3,069)	1,189,409	61	1,189,470

Reserve adjustment	(b)	(737,382)	737,382	—	—	—	—	—	—	—
Capital increase	(b)	679,843	(679,843)	—	—	—	—	—	—	—
ITAÚ CORPBANCA

Balances as of 04.01.2016	(c) = (i + a + b)	1,862,826	843,097	451,011	80	6,138	(3,069)	3,160,083	244,268	3,404,351

(a)	Corresponds to Consolidated Equity of Banco Itaú and Subsidiaries (accounting acquirer, legal acquiree) as of March 31, 2016.
(b)	A capital increase of MCh$679,843 was approved. This took place by issuing 172,048,565,857 new shares as part of the stock swap to merge the banks. Itaú’s prior capital is adjusted to account for the merger.
(c)	The equity of the merged entity consists of new capital of MCh$1,862,826 (divided into 512,406,760,091 shares), reserves of MCh$1,294,108 (MCh$843,097 from derecognition of equity accounts and comprehensive income, as well as reserves from valuations in accordance with IFRS 3 from CorpBanca and MCh$451,011 from Banco Itaú), valuation accounts of MCh$80 and retained earnings of MCh$3,069 from Banco Itaú as of 03.31.2016.

The comparative information will also be adjusted retroactively (in some equity accounts) presented in the Consolidated Financial Statements mainly to reflect the capital of the legal controller (the acquiree for accounting purposes). The calculation of earnings per share will be presented below.

c.	Since these Consolidated Financial Statements represent the continuation of the financial statements of the legal subsidiary (i.e. Banco Itaú and Subsidiaries from January to March 2016 and 2015 for comparative purposes, with the modification to Itaú Corpbanca from April 1, 2016) except for its capital structure, these Consolidated Financial Statements will reflect:

i)	The assets and liabilities of the legal subsidiary (the acquirer for accounting purposes, Banco Itaú and Subsidiaries as of March 31, 2016) recognized and measured at their book value prior to the combination (information included in Figure 1 above).

ii)	The assets and liabilities of the legal successor (the acquiree for accounting purposes, CorpBanca and Subsidiaries as of March 31, 2016) will be recognized and measured in accordance with IFRS 3 under the acquisition method (information included in Section 2 “Itaú Corpbanca Business Combination”).

iii)	Retained earnings and other equity balances of the legal subsidiary (the acquirer for accounting purposes, Banco Itaú and Subsidiaries as of March 31, 2016) before the business combination (information included in Figure 1 above).

iv)	The amount recognized as issued equity interests in the Consolidated Financial Statements, determined by adding the equity interests issued by the legal subsidiary (the acquirer for accounting purposes, Banco Itaú and Subsidiaries) outstanding immediately before the business combination at the fair value of the legal controller (the acquiree for accounting purposes, CorpBanca and Subsidiaries) (this information is detailed in Figure 1 above).

However, the equity structure (i.e. the number and type of equity interests issued) will reflect the equity structure of the legal controller (the acquiree for accounting purposes, CorpBanca and Subsidiaries), including the equity interests that the legal controller issued for the purposes of the business combination. Therefore, the equity structure of the legal subsidiary (the acquirer for accounting purposes, Banco Itaú and Subsidiaries) will be restated using the exchange ratio

Itaú Corpbanca and Subsidiaries – Consolidated Financial Statements – December 31, 2016	67

established in the acquisition agreement to reflect the number of shares of the legal controller (the acquiree for accounting purposes, CorpBanca and Subsidiaries) issued in the reverse acquisition (information included in Figure 2 below).

v)	The non-controlling interest’s share of the pre-combination book value of the retained earnings of the legal subsidiary (the acquirer for accounting purposes, Banco Itaú and Subsidiaries) and other equity interests (book value).

Non-controlling interest

In a reverse acquisition, some owners of the legal acquiree (accounting acquirer) may choose not to exchange their equity interests for those of the legal successor (accounting acquiree), but this did not occur in this business combination. These owners are treated like non-controlling interests in the Consolidated Financial Statements after the reverse acquisition. This is because the owners of the legal acquiree that do not exchange their equity interests for those of the legal acquirer only have an interest in the results and net assets of the legal acquiree, but not in the results and net assets of the combined entity. On the contrary, when the legal acquirer is the acquiree for accounting purposes, the owners of the legal acquirer have an interest in the results and net assets of the combined entity (information included in Figure 1 above).

The assets and liabilities of the legal acquiree will be measured and recognized in the Consolidated Financial Statements at their book values prior to the combination. Therefore, in a reverse acquisition, the non-controlling interest reflects the proportional interest of the non-controlling shareholders in the pre-combination book values of the net assets of the legal acquiree, even when the non-controlling interests in other acquisitions are measured at their fair values as of the date of acquisition (information included in Figure 1 above).

Earnings per share

The equity structure (see Figure 1 above) of the Consolidated Financial Statements prepared after the reverse acquisition (from April 1, 2016 forward), will reflect the equity structure of the legal acquirer (accounting acquiree, or CorpBanca and subsidiaries, but the merged entity will take the name Itaú Corpbanca), including the equity interests issued by the legal acquirer in order to complete the business combination.

In order to calculate the average weighted number of outstanding common shares (the denominator in the calculation of earnings per share) for the period in which the reserve acquisition has occurred:

a.	the number of outstanding common shares from the beginning of that period until the date of acquisition (i.e. January 1 to March 31, 2016)[11] must be calculated on the basis of the average weighted number of outstanding common shares of the legal acquiree (accounting acquirer, Banco Itaú and Subsidiaries) during the period multiplied by the exchange ratio established in the merger agreement; and

b.	the number of outstanding common shares from the date of acquisition until the end of that period (i.e. April 1 to December 31, 2016) must be the real number of common shares that the legal acquirer (accounting acquiree, CorpBanca and Subsidiaries, but the merged entity will take the name Itaú Corpbanca) has had outstanding during that period.

[11]	The shares re-stated using the exchange ratio for Banco Itaú Chile between January and February totaled approximately 115,040 million, marking an increase of 57,009 million from the merger (See Note 23).

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Basic earnings per share for each comparative year prior to the date of the acquisition presented in the Consolidated Financial Statements after a reverse acquisition must be calculated by dividing:

a.	the profit of the legal acquiree (Banco Itaú and Subsidiaries) attributable to the common shareholders in each of those periods by

b.	the historical weighted average of the number of common shares outstanding of the legal acquiree multiplied by the exchange ratio established in the acquisition agreement.

The results of these transactions are as follows:

Figure 2: Calculation of Earnings per Share – Restated

		Banco Itaú Chile
		3-31-2016	3-31-2015
		(a)	(b)
Common shares	(i)	2,144,167	1,433,690
Exchange ratio	(ii)	80,240.28	80240.28252
Shares of merged bank	(i)*(ii) = (iii)	172,048,565,857	115,039,690,651

		Itaú Corpbanca
		12-31-2016	12-31-2015
Number of shares considered to be outstanding for the period from 01/01/16 until the acquisition date 03/31/16 [Number of common shares issued by CorpBanca (legal controller, accounting acquiree) in the reverse acquisition]		172,048,565,857	115,039,690,651
Number of shares outstanding from the acquisition date 04/01/2016 until 12/31/2016		512,406,760,091	—
Weighted average number of shares outstanding	(v)	415,165,463,460	115,039,690,651
Profit attributable to owners of the bank - MCh$	(vi)	2,059	104,336
Earnings per share attributable to owners of the bank	(vi)/(v) = (vii)	0.005	0.907

2.	Business Combination of Banco Itaú Chile and CorpBanca.

The scope of each section is summarized briefly below:

•	Introduction and Important Information. General summary of the main points of the business combination between the banks.

•	General Operating Aspects. Main events in chronological order from the beginning until the merger was completed.

•	Description of Accounting Acquiree. Main qualitative and quantitative points regarding CorpBanca and Subsidiaries.

•	Main Reasons for the Purchase. Main reasons for the transaction between the banks.

•	Important Accounting Aspects. Accounting analysis of the transactions carried out for the business combination in accordance with international accounting standards.

•	Detail of Assets Acquired and Liabilities Assumed. Qualitative and quantitative evaluation of the net assets acquired from CorpBanca and Subsidiaries in accordance with applicable international accounting standards.

•	Reconciliation of Carrying Amount of Goodwill. Events related to goodwill generated.

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The following sections are designed to provide information regarding the business combination between CorpBanca and Banco Itaú Chile (Itaú) that took place on April 1, 2016.

2.1	Introduction and Important Information

•	Itaú and CorpBanca contributed their banking businesses in Chile and Colombia to create an Andean banking platform. The shareholders of CorpBanca up to March 31, 2016, own 66.42% of the Bank (Itaú Corpbanca) resulting from the merger of CorpBanca and Itaú Chile, while Itaú owns the remaining 33.58%. Before the merger, Itaú Unibanco injected US$652 million into Itaú Chile (See Note 23 “Equity”).

•	On January 29, 2014, Itaú Unibanco (Brazil), Banco Itaú (Chile), CorpBanca (Chile) and CorpGroup (Chile) signed an agreement establishing the main provisions of the merger:

•	The merger of CorpBanca and Banco Itaú Chile will take place by the former incorporating the latter and the merged entity will be called “Itaú Corpbanca”.

•	Itaú Unibanco will control Itaú Corpbanca.

•	Itaú Unibanco and CorpGroup will sign a shareholder agreement.

•	Itaú Corpbanca will control the Colombian entities of CorpBanca and Itaú Unibanco.

•	CorpBanca will be the surviving legal entity.

•	On June 26 and 30, 2015, at extraordinary shareholders’ meetings, shareholders of CorpBanca and Banco Itaú approved the proposed merger and agreed to modify the aforementioned provisions as follows:

•	An additional dividend for the current shareholders of CorpBanca.

•	A reduced dividend for Banco Itaú.

•	A new dividend policy for the 2015 fiscal year.

•	An extended deadline for the purchase of Corp Group’s interest in CorpBanca Colombia.

•	The proposed merger will take effect no earlier than January 1, 2016, and no later than May 2, 2016.

•	On April 1, 2016, the merger by incorporation of Banco Itaú Chile and CorpBanca took place. The merged bank’s new legal name is “Itaú Corpbanca”, which is the legal successor of Banco Itaú Chile, which is dissolved, all effective as of that date.

•	For the purposes of completing the merger, Itaú Corpbanca issued 172,048,565,857 new shares[12], which correspond to 33.58% of its share capital. These shares were distributed on April 1, 2016, to shareholders of Banco Itaú Chile in exchange for their shares of that company.

•	The shareholders of the merged bank will receive 80,240.28252 shares of the merged bank (Itaú Corpbanca) in exchange for each share of the absorbed bank held, according to the Shareholder Registry, as of midnight on March 31, 2016.

•	Therefore, Itaú Unibanco Holding S.A. took control of Itaú Corpbanca on April 1, 2016.

•	IFRS 3 “Business Combinations” requires the acquirer to be identified using the concept of control, as established in IFRS 10 “Consolidated Financial Statements”. The following must be evaluated:

•	Power over the investee (to direct relevant activities).

•	Exposure, or rights, to variable returns from its involvement with the investee.

•	The ability to use its power over the investee to affect the amount of the investor’s returns.

•	In addition, since this transaction is a reverse acquisition, CorpBanca must maintain control of tax values, in conformity with Article No. 64 of the Tax Code and Ruling No. 45 issued by the Chilean Internal Revenue Service on July 16, 2001.

[12]	The new capital of the merged entity is comprised of 512,406,760,091 common shares with no par value that have been issued, subscribed and paid and total MCh$1,862,826.

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Accordingly, the following conclusions can be drawn:

•	Legally CorpBanca will absorb Banco Itaú (Chile) by issuing shares.

•	Shareholder Agreement between Itaú and CorpGroup.

•	Joint control does not exist because CorpGroup only has protective rights.

•	Although CorpBanca is larger in size than Banco Itaú (Chile), CorpBanca issued capital on the basis of the Shareholder Agreement between Itaú and CorpGroup, and, therefore, Itaú (as a group) acquired a larger number of shares with voting rights.

•	Of the directors that may be elected by the shareholders agreement between CorpGroup and Itaú-Unibanco, the majority will be proposed by Itaú-Unibanco, based on its shareholding and the remaining directors will be proposed by CorpGroup.

•	Itaú Unibanco will appoint an absolute majority of members on each Board committee, which direct the respective relevant activities of Itaú Corpbanca.

•	The preceding points are consistent with the commercial purpose of this transaction, which, from CorpBanca’s perspective, is to partner with a leading regional institution and, from Itaú’s perspective, is to expand and strengthen its banking business in Chile and Colombia.

•	Although Itaú does not hold an absolute majority of shares with voting rights, it acquired control[13] of the merged bank in accordance with Articles 97 and 99 of Law 18,045 on Securities Markets.

2.2	General Operating Aspects

On January 29, 2014, a “Transaction Agreement”14 (hereinafter “TA”) was signed by CorpBanca, Inversiones Corp Group Interhold Limitada, Inversiones Saga Limitada (these last two together “CorpGroup”), Itaú-Unibanco Holding, S.A. (“Itaú-Unibanco”) and Banco Itaú Chile, by virtue of which these parties agreed to a strategic partnership of their operations in Chile and Colombia, subject to authorization from the corresponding regulators and the shareholders of CorpBanca and Banco Itaú Chile, as indicated below.

This strategic partnership was structured as a merger of CorpBanca and Banco Itaú Chile in conformity with the aforementioned TA, detailed as follows:

a.	Prior Acts. CorpGroup disposed of the shares it directly or indirectly held in CorpBanca, equivalent to 1.53% of the share capital[15] of that bank and Banco Itaú Chile increased its capital by US$652 million, by issuing shares that were fully subscribed and paid by a fully-owned (direct or indirect) subsidiary of Itaú-Unibanco.

b.	Merger. The merger of CorpBanca and Banco Itaú Chile, by which CorpBanca absorbed Banco Itaú Chile to form an entity called “Itaú Corpbanca”, was approved by the shareholders of both entities at extraordinary shareholders’ meetings. CorpBanca issued 172,048,565,857 shares, representing 33.58% of the share capital of the merged bank, which were distributed among the shareholders of Banco Itaú Chile. The current shareholders of CorpBanca maintained 66.71% of the share capital of the merged bank. Thus, the number of shares increased from 340,358,194,234 to 512,406,760,091 shares, which were fully subscribed and paid.

[13]	Control of Corpbanca Colombia did not change as a result of the parent company’s business combination in Chile.
[14]	The signing of the TA and its subsequent amendments was approved by the Board of Directors of both banks, based on a favorable report from the Directors’ Committee, complying with the other requirements established in Section XVI “On Operations with Related Parties Involving Publicly-Held Corporations and their Subsidiaries” in Law 18,046 on Corporations.
[15]	On March 3, 2015, points 1 and 3 are rectified as follows: the rectification correctly reported that, after disposing of those shares and once the transaction is complete, CorpGroup would have a 33.13% interest. The relative interests in the merged bank will be as follows: (a) Itaú-Unibanco: 33.58%;(b) CorpGroup: 33.13%; and (c) Market (float): 33.29%.

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c.	Control. As a result of the merger, Itaú-Unibanco became a shareholder of CorpBanca and as a result of the exchange of shares applicable to this merger, acquired control of the merged bank in accordance with Articles 97 and 99 of Law 18,045 on Securities Markets, with CorpGroup conserving a considerable interest in the merged entity (as of the merger date) with 33.13% of the share capital and 33.29% of that capital in the market.

d.	Colombia[16]. In order to strengthen and consolidate operations in Colombia, the Bank is considering purchasing CorpGroup’s shares of Banco Corpbanca Colombia (currently 12.36%), and acquiring the assets and liabilities of Itaú Colombia.

e.	Course of Business. Between the signing of the TA and the execution of the merger, the parties agreed that both CorpBanca and Banco Itaú Chile met certain restrictions during that period, which consisted fundamentally of continuing to conduct business in a way substantially similar to how they have been conducting business up to this point.

f.	Shareholder Agreement. The TA also contemplated that when the transaction is closed in Chile, CorpGroup and Itaú-Unibanco will sign a shareholder agreement to regulate certain matters regarding the exercise of their political rights in Itaú Corpbanca and matters regarding the transfer of shares:

•	It established that the Board of Directors of the merged bank has 11 standing members and 2 alternates. Of the directors that may be elected by the shareholders agreement between CorpGroup and Itaú-Unibanco, the majority will be proposed by Itaú-Unibanco, based on its shareholding and the remaining directors will be proposed by CorpGroup. The Chairman was proposed by CorpGroup and the CEO by Itaú-Unibanco. Also based on its percentage ownership, the majority of directors serving on committees were nominated by Itaú-Unibanco.

•	Likewise, subject to current regulations, CorpGroup undertook to exercise its political rights in alignment with Itaú-Unibanco. CorpGroup will grant in favor of Itaú-Unibanco a pledge over 16% of the assets of the merged bank to guarantee the obligations undertaken in the shareholder agreement, with CorpGroup maintaining the right to exercise its political and economic rights that emanate from the pledged shares.

•	It reflected the intention of the parties in the sense that the merged bank will distribute all available profits for each year after ensuring certain capital adequacy levels so that Itaú Corpbanca complies fully with regulatory requirements and industry best practices.

•	It also imposed certain non-complete obligations on CorpGroup and Itaú-Unibanco with respect to the merged bank.

•	Lastly, regarding the share transfer, it established a right of first offer, a right to join third-party sales and the obligation to join third-party sales. It also established in favor of CorpGroup a sale and purchase right over 6.6% of the shares of the merged bank as a short-term liquidity mechanism, and a sale right as an alternative to keeping its interest in the merged bank. In both cases, the price will be market price with no premium, and will favor, as a first option, sales on the market through the Santiago Stock Exchange.

[16]	The initial agreements were modified as disclosed in Note 3 “Material Events” and Note 38 “Events After the Reporting Period”. These modifications included postponing the acquisition of Corpgroup’s shares of Banco Corpbanca Colombia until January 28, 2022.

Itaú Corpbanca and Subsidiaries – Consolidated Financial Statements – December 31, 2016	72

The transaction close contemplated in the TA was subject to obtaining the relevant regulatory authorizations as well as approval of the merger from shareholders of CorpBanca and Banco Itaú Chile in the respective extraordinary shareholders’ meetings that will be called to approve the merger. The main approvals and/or amendments are detailed as follows:

Date	Event
October 15, 2014	Itaú Unibanco reported in Brazil that the Brazilian Central Bank had authorized the transaction to merge with CorpBanca.

December 26, 2014	The Colombian Financial Superintendency (SFC) approved the merger, conditional upon approval from the shareholders of Banco Itaú Chile and CorpBanca, as well as regulatory approval in Chile from the SBIF, in Panama from the Banking Superintendency (SBP) and the Securities Market Superintendency (SMV) and in Colombia from the Colombian Stock Exchange (BVC).

January 6, 2015	The SBP approved the merger of Itaú Corpbanca. Integration of these banks remains conditional upon approval from the shareholders of both entities as well as regulatory approval in Chile from the SBIF, in Panama from the SMV and in Colombia from the BVC.

June 2, 2015

In an extraordinary meeting the Board of Corpbanca agreed to amend the TA in the terms indicated below (only points related to TA):

Purchase of Banco CorpBanca Colombia[17]. The close of the sale of 12.36% of this entity belonging to CorpGroup to the merged bank is postponed from the originally agreed-upon date of August 4, 2015, to a date no later than January 29, 2017. From August 4, 2015, until the date of close, the price agreed in the TA will accrue annual interest at Libor + 2.7%. Banco CorpBanca Colombia will not distribute dividends until the sale is closed.

Deadline. The final deadline for completing the merger is May 2, 2016.

June 26/30, 2015

At extraordinary shareholders’ meetings, shareholders of both banks approved the merger with certain conditions precedent, such as:

•      Realization of capital increases as promised.

•      SBIF approval.

•      Deadlines for completing merger.

•      Number of directors.

•      Etc.

September 4, 2015	The SBIF approved the merger between Itaú Chile and CorpBanca.

In accordance with current Chilean law, SBIF authorization was issued after the shareholders of CorpBanca and Banco Itaú Chile approve the merger at extraordinary shareholders’ meetings. The SBIF reported in ruling No. 409 dated September 4, 2015, that it had approved the merger under the following terms:

•	The merger of CorpBanca and Banco Itaú Chile shall take place through the incorporation of the latter by the former, which for the purpose of this merger shall acquire all assets, rights, authorizations, permits, obligations and liabilities of the absorbed bank, and CorpBanca shall become the legal successor.

[17]	The initial agreements were modified as disclosed in Notes 3 and Note 38 in the section “Itaú Corpbanca”.

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•	The merger shall not take place before January 1, 2016, nor after May 2, 2016, and the exact date shall be determined by the boards of both banks.

•	The resulting Bank shall maintain regulatory capital of not less than 10% of its risk-weighted assets.

•	As a result of the merger, Itaú-Unibanco will acquire control of the merged bank in accordance with Articles 97 and 99 of Law 18,045 on Securities Markets.

•	The modifications to the bylaws of CorpBanca, which will be called Itaú Corpbanca, were approved and will take effect from the date of the merger. These modifications include:

•	Share capital was increased to MCh$1,862,826, representing 512,406,760,091 shares.

•	The Bank’s name was changed to Itaú Corpbanca and it can do business as “Banco Itaú” or “Itaú”.

•	The number of directors was increased from 9 to 11 standing members and the number of alternates remained at 2.

•	The new text of the bylaws of the merged bank was approved, which includes the referenced amendments.

With this SBIF ruling, the banks have obtained all authorizations needed from regulators in Chile, Colombia, Panama and Brazil in order to complete the merger in the terms indicated.

2.3	Description of Accounting Acquiree: CorpBanca Chile

•	Corporation incorporated under the laws of the Republic of Chile and regulated by the SBIF. The Bank’s objective is to execute and enter into all acts, contracts, transactions or businesses permitted by the General Banking Law, notwithstanding its ability to broaden or restrict its sphere of action, without modifying its bylaws, based on legal provisions issued in the future. This basis ranges from individuals to large corporations.

•	Since 2004, CorpBanca has been regulated by the United States Securities and Exchange Commission (“SEC”) because it is listed on the New York Stock Exchange (“NYSE”) through an American Depository Shares (“ADS”) program.

•	Founded in 1871, the entity is the oldest private bank operating in Chile. The Bank is headquartered in Chile, and it also has operations in Colombia and Panama. In addition, it has a branch in New York and a representation office in Madrid. As of the date of the business combination, it has total consolidated assets of MCh$21,064,559 and equity of MCh$1,455,948. CorpBanca offers universal banking products targeted toward large and medium-sized companies and retail customers. Its outstanding performance over the last 20 years has made it Chile’s fourth largest private bank today.

•	In 2012, CorpBanca began a regional expansion process with the purchase of two banks in Colombia (Banco CorpBanca Colombia and Helm Bank), making it the first Chilean bank with foreign banking subsidiaries.

•	According to the SBIF, in February 2016 it was the fourth largest private bank in Chile in terms of loans, with a market share of 7.1%.

•	According to the SFC, in January 2016 CorpBanca Colombia was the sixth largest bank in Colombia in terms of assets, total loans and total deposits, as reported under local accounting and regulatory requirements. As of that date, it had market share in loans of 6.1%.

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•	The acquiree and its subsidiaries offer commercial and consumer banking services as well as other services, including factoring, collections, leasing, insurance and securities brokerage, mutual funds and asset management and related transactions in Chile and Colombia. The following section briefly summarizes the history of its subsidiaries and/or branches in Chile and abroad:

Chilean Operations

CorpBanca Corredores de Bolsa S.A. This subsidiary is engaged mainly in securities brokerage transactions.

CorpBanca Administradora General de Fondos S.A. This subsidiary is engaged exclusively in managing third-party resources mainly in mutual funds, private investment funds and individual third-party portfolios.

CorpBanca Asesorías Financieras S.A. This subsidiary provides financial advisory services that complement the banking business.

CorpBanca Corredores de Seguros S.A. This subsidiary is engaged in commissioned brokerage of general and life insurance contracts and is solely excluded from brokering social security insurance, with any national insurance company located in the country and providing advisory and consulting services related to insurance and real estate and property investment.

CorpLegal S.A. This subsidiary is engaged in providing all types of professional advisory services on legal matters to the Bank, its subsidiaries and/or their customers related to transactions involving these parties.

SMU Corp S.A. This subsidiary is engaged in issuing, operating and managing credit cards to be used to grant credit to customers of the Unimarc supermarket chain in its own stores.

Recaudaciones y Cobranzas S.A. This subsidiary is engaged primarily as a collections agency, providing pre-legal, legal and/or out-of-court collections services for any type of loans, titles or notes on its own behalf or on behalf of third parties, and also entering into settlement agreements and providing preventative portfolio management services.

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a.	Overseas Operations

CorpBanca New York Branch. This branch has a banking license in the State of New York. It is focused on commercial banking, providing banking services in the United States for customers of its parent company as well as providing working capital and financing to corporations in Latin America.

CorpBanca Securities INC. This subsidiary is a broker-dealer (based in New York). Its mission is to enhance the value offering for customers of the Bank and its subsidiaries.

Banco CorpBanca Colombia S.A. Headquartered in Bogota, Colombia, this subsidiary is engaged in raising funds through checking account, demand and time deposits in order to provide loans and carry out other activities authorized for banking establishments.

Helm Comisionista de Bolsa S.A. This subsidiary is engaged in investment banking and securities brokerage activities, domiciled in Bogota.

CorpBanca Investment Trust Colombia S.A. Sociedad Fiduciaria. This subsidiary (domiciled in Bogota, Colombia) is mainly engaged in acts, contracts and transactions involving investment, management, guarantee and real estate trusts.

Helm Fiduciaria S.A. This subsidiary is a financial services corporation that is engaged in providing trust services authorized in Colombia.

Helm Corredor de Seguros S.A. This subsidiary operates in the Colombian insurance market, focused on structuring and managing insurance programs.

Helm Bank Panamá S.A. This subsidiary is headquartered in Panama and has an international license granted in Panama to conduct banking business abroad.

Helm Casa de Valores S.A. This subsidiary is domiciled in Panama and is engaged in securities brokerage transactions and other related activities.

2.4	Main Reasons for the Purchase

•	To strengthen Chile’s fourth largest private bank by total loans, which has a true potential to become the third largest.

•	Complementary segments, products and business lines.

•	Sound capital bases and an improved funding profile.

•	Potential for generating important synergies.

•	Solid brand for attaining a stronger position in the Colombian market.

•	The merged bank in Chile would serve as a platform for both groups to expand into the region, excluding Brazil and Mexico.

2.5	Important Accounting Aspects.

The following section shows the main terms established in the transaction agreement (TA) and complementary events, which established the guidelines for the aforementioned strategic business combination through the following points (focused mainly on accounting aspects):

a.	Capital increase by Itaú Chile[18] (US$100 million and US$552 million).

b.	The merger of Itaú Chile and CorpBanca with the latter as the legal surviving entity.

[18]	On February 24, 2014, a capital increase of MCh$53,872 was agreed, which was paid in full in April of that same year through a rights issue of 130,016 shares. On March 22, 2016, capital was increased by MCh$392,813, through the subscription of 710,477 of the Bank’s single-series shares with no par value, which were subscribed and paid by ITB Holding Brasil Participações Ltda., a wholly owned subsidiary of Itaú Unibanco Holding S.A., within the framework of the merger of Banco Itaú Chile and CorpBanca.

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c.	After the Colombian Financial Superintendency (SFC) approves or rejects the merger of CorpBanca Colombia-Helm[19], either through the acquisition of Itaú Colombia by CorpBanca or the merger of Itaú Colombia with CorpBanca Colombia, with CorpBanca Colombia as the surviving entity, and

d.	The purchase by Itaú Corpbanca of all shares of Banco Corpbanca Colombia owned by CorpGroup (currently 12.36% of that bank’s shares), was agreed to take place on January 28, 2022, subject to the necessary regulatory approvals.

Based on the preceding points, the following important matters must be evaluated in order to determine what is considered part of the business combination transaction:

a.	the acquirer (Banco Itaú) and the acquiree (CorpBanca Chile) can have a preexisting relationship or other agreement before the negotiations to begin the business combination, or

b.	they can carry out an agreement during the negotiations that is separate from the business combination.

In either of the two situations, Banco Itaú must identify all amounts that are not part of what the acquirer and the acquiree (or their former owners) exchanged in the business combination (i.e. amounts that are not part of the exchange by CorpBanca Chile). Banco Itaú will only recognize the consideration transferred by CorpBanca Chile and the assets acquired and liabilities assumed in the exchange as part of applying the purchase method (outlined in IFRS 3). If separate transactions exist, they should be accounted for in accordance with the applicable international standards20. Accordingly, the following was concluded:

a.	Important Points about Chile

•	In accordance with IFRS 3, a reverse acquisition occurs when the entity that issues securities (the legal acquirer; in our case CorpBanca Chile) is identified as the acquiree for accounting purposes and the legal acquiree must be the acquirer for accounting purposes (in our case Banco Itaú), illustrated as follows:

	Acquirer		Acquiree		Observations
	Legal	Accounting	Legal	Accounting
CorpBanca	“X”	-	-	“X”	Issuance of Shares
Banco Itaú (Chile)	-	“X”	“X”	-	Takes Control

•	At the acquisition date, the acquirer recognized, separately from goodwill, the identifiable assets acquired, the liabilities assumed and any non-controlling interest in the acquiree.

[19]	On July 1, 2014, the merger between Banco CorpBanca Colombia S.A., (absorbing entity) and Helm Bank S.A. (absorbed entity, was formalized. As a result, Helm Bank S.A. is dissolved without being liquidated and all of its assets, rights and obligations are transferred fully to the absorbing entity.
[20]	The evaluation is necessary because it is likely that a transaction carried out by the acquirer or on behalf of it or mainly for its benefit or that of the combined entity (resulting from the business combination) and not fundamentally in benefit of the acquiree (or its prior owners) before the combination is a separate transaction.

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•	CorpBanca merged with Banco Itaú (Chile) in a reverse acquisition, which means that the shareholders of the latter entity will take control of “Itaú CorpBanca”, and CorpBanca will be the legal successor. Therefore, the assets and liabilities of Banco Itaú (Chile) are incorporated at their carrying amount (book value) while the assets and liabilities of CorpBanca are recorded at market or accounting value, as appropriate based on applicable accounting standards. The following table shows the book values of both banks before the business combination:

	CorpBanca	Banco Itaú Chile
	MCh$	MCh$
Total net identifiable assets	527,748	1,175,271
Non-controlling interest	308,045	61
Goodwill arising in prior acquisitions	338,909	—
Intangible assets arising in prior acquisitions	269,971	877
Contingent liabilities arising in prior acquisitions	—	—
Net deferred taxes	11,275	13,261

Net asset before business combination	1,455,948	1,189,470

•	CorpBanca issued new shares in exchange for all assets and liabilities of Banco Itaú (Chile). These new shares will be handed over to Itaú Unibanco. As a result, a capital increase was approved for CorpBanca that calls for the issuance of 172,048,565,857 shares that were given in exchange to shareholders of Banco Itaú (Chile) in the merger.

•	Before this, Itaú Unibanco injected MUS$652 in capital into Banco Itaú.

•	Regarding the above points, the exchange ratio for the net assets of Banco Itaú (Chile) resulted in the following post-merger ownership structure: Itaú Unibanco: 33.58% (majority shareholder), CorpGroup: 33.13% and minority shareholders: 33.29%.

•	From an accounting perspective, the transaction described above is considered a reverse acquisition under IFRS 3 “Business Combination”.

b.	Important Points about Colombia[21]

•	The purchase by Itaú Corpbanca of all shares of Banco Corpbanca Colombia owned by CorpGroup (currently 12.36% of that bank’s shares), was agreed to postpone until January 28, 2022, subject to the necessary regulatory approvals.

•	Acquisition by Itaú Colombia, in relation to the parties’ obligation to materialize the acquisition of the assets and liabilities of Itaú Colombia by Banco Corpbanca Colombia in accordance with the terms and conditions agreed between Banco Corpbanca Colombia and Itaú Colombia on November 1, 2016 (“Acquisition in Colombia”). This acquisition in Colombia shall take place as soon as feasible and once approved by the SFC.

•	The purchases must be authorized by the government before being carried out[22].

Accordingly, the offer to purchase these shares is considered a separate transaction from the business combination between Banco Itaú and CorpBanca, and is recorded in the financial statements, as appropriate, as established by IFRS 10.

[21]	The initial agreements were modified as disclosed in Notes 3 and Note 38 in the section “Itaú Corpbanca”.
[22]	Some examples of such authorizations include: In Colombia, government bodies must evaluate the authorization for CorpBanca Colombia to purchase all shares of Itaú BBA Colombia or, otherwise, for these two companies to merge (absorption of the former by the latter). In Chile, regarding limits on activities authorized for foreign subsidiaries, article 76 et seq of the General Banking Law establishes that the Central Bank and the SBIF must authorize a foreign investment by a Chilean financial entity.

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2.6	Detail of Assets Acquired and Liabilities Assumed

The fair value of the identifiable assets and liabilities of CorpBanca as of the date of acquisition (April 1, 2016) was as follows:

	Corpbanca Consolidated 3-31-2016	Purchase Method Adjustment	Corpbanca Fair Value 3-31-2016
	MCh$	MCh$	MCh$
ASSETS
Intangible assets	687,542	938,477	1,626,019

Software and other	78,662	(28,393)	50,269
Arising in M&A:	608,880	966,870	1,575,750

Core deposit and customer relationship	222,591	114,263	336,854
Trademarks and other	47,380	4,068	51,448
Goodwill	338,909	848,539	1,187,448

Remaining assets	20,377,017	(24,235)	20,352,782

TOTAL ASSETS	21,064,559	914,242	21,978,801

LIABILITIES
Deposits and other financial liabilities	14,222,806	3,672	14,226,478
Debt instruments issued	3,181,811	115,309	3,297,120
Remaining liabilities	2,203,994	36,328	2,240,322

TOTAL LIABILITIES	19,608,611	155,309	19,763,920

EQUITY
Attributable to owners of the bank	1,147,903	822,771	1,970,674
Non-controlling interest	308,045	(63,838)	244,207

TOTAL EQUITY	1,455,948	758,933	2,214,881

TOTAL LIABILITIES AND EQUITY	21,064,559	914,242	21,978,801

MCh$
Total net identifiable assets at fair value	370,074
Non-controlling interest at fair value	244,207
Goodwill arising in acquisition	1,187,448
Intangible assets	388,301
Contingent liabilities	(8,031)
Net deferred taxes	32,882

Total consideration transferred	2,214,881

Controlling interest	1,970,674
Non-controlling interest	244,207

Total equity	2,214,881

Total cash and cash equivalents received with accounting acquiree	1,694,231
Cash payment	—

Total cash and cash equivalents	1,694,231

Important Matters Regarding the Acquisition

2.6.1	The definitive fair values presented here were calculated by professionals that were independent from Itaú Corpbanca and subsidiaries and their external auditors, as well as independent among themselves. Accordingly, the Bank would like to point out the following considerations:

a.	Banco Itaú acquires 33.58% of the shares of CorpBanca, whose majority shareholder is Corp Group Interhold Limitada, for a total of MCh$1,970,674.

The transaction was carried out through a capital increase by Itaú Chile, which made way for the merger of Itaú Chile and CorpBanca.

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In determining the consideration transferred (price paid), one must take into account that the transaction is a reverse acquisition where the price is determined based on an exchange ratio where the stock of one of the banks is listed (CorpBanca), and the other is not (Itaú Chile).

International accounting standards indicate that the “most reliable” measurement should be used to determine the transferred consideration. In this case, a reliable, significant market value existed for one of the parties to the transaction, giving a total of MCh$2,214,881 as of the valuation date.

b.	If a business combination is accounted for incompletely, at the end of the accounting period in which the combination takes place the Bank and its subsidiaries should report the provisional amounts of the incomplete items in its financial statements. During the measurement period, Itaú Corpbanca will retroactively adjust the provisional amounts recognized as of the date of acquisition to reflect the new information obtained regarding the facts and circumstances that existed as of the date of acquisition that, had they been known, would have affected the measurement of the amounts recognized as of that date. During the measurement period, the acquirer will also recognize additional assets or liabilities if new information is obtained regarding facts and circumstances that existed as of the date of acquisition that, had they been known, would have resulted in recognition of these assets and liabilities as of that date. The measurement period will end as soon as the Itaú Corpbanca and subsidiaries receive the information that they were looking for regarding the facts and circumstances that existed as of the date of acquisition or concludes that no more information can be obtained. However, the measurement period shall not exceed one year from the date of acquisition described above. The business combination under analysis was completed within the present accounting period.

c.	This business combination was accounted for using the acquisition method as of the purchase date, which is the date on which control is transferred to Banco Itaú Chile. Control is obtained when an investor has exposure, or rights, to variable returns from the investor’s involvement with the investee and has the ability to use its power over the investee to affect the amount of the investor’s returns. Potential voting rights that are currently enforceable or convertible were considered when evaluating control. Itaú Unibanco has the following substantive rights:

•	Voting rights in proportion to its interest in the companies.

•	The right to name or remove key members of management of the investees that have the ability to direct relevant activities.

•	The right to assign or unassign investees so that they direct relevant activities.

•	The right to direct the activities of subordinates for the benefit of the Bank.

d.	Banco Itaú Chile valued goodwill as of the acquisition date, taking into account the following factors:

•	Fair value of the consideration transferred;

•	The recoverable amount of any non-controlling interest in the acquiree, plus

•	If the business combination is performed in phases, the fair value of the existing interests in the equity of the acquiree;

•	Less the net amount recognized (generally the fair value) of the identifiable assets acquired and the identifiable liabilities assumed.

e.	Regarding the preceding point, when the excess is negative, a gain on sale with advantageous conditions is recognized immediately in profit and loss (such was not the case with this business combination).

f.	The definitive fair value of intangible assets and their respective deferred taxes (mainly core deposits MCh$240,463, customer relationships MCh$96,390, trademarks and other MCh$51,448) have been determined, giving a balance of MCh$388,301. See Note 13 “Intangible Assets” to these Financial Statements.

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g.	As of the date of acquisition, a contingent liability with a fair value of MCh$8,031 was determined as a result of legal contingencies. The resources are expected to be disbursed in around two years and as of the date of the evaluation, no related reimbursements are expected. As of the date of the reporting period, the Bank reevaluated that contingent liability and determined no variations in its value.

h.	As of the date of acquisition, the fair value of loans and receivables (including loans and advances to banks) totaled MCh$14,412,154 and their gross amount was MCh$14,862,473. In accordance with IFRS, the fair value of loans should be shown net of credit risk provisions. However, as of the date of acquisition of CorpBanca, the fair value of those provisions was MCh$443,067, contained in Notes 9 and 10 letter c) provisions, and presented separately in accordance with the SBIF Compendium of Accounting Standards.

i.	The goodwill of MCh$1,187,448 (preceding table) recognized as of the date of acquisition was attributed to expected synergies and other benefits arising from the combination of the assets and activities of CorpBanca and Subsidiaries together with Itaú and Subsidiaries. Goodwill was not expected to be tax deductible.

j.	Deferred tax assets and/or liabilities that arise from the assets acquired and liabilities assumed will be recorded in accordance with IAS 12 “Income Taxes”. The potential tax effects of temporary differences and tax compensations of the acquirees that existed as of the acquisition date will also be recorded.

k.	Itaú Corpbanca has decided to measure non-controlling interest based on its proportional participation in the current ownership instruments of the acquiree’s identifiable net assets.

2.6.2	The following is related to the results generated by the accounting acquiree:

a.	The revenue and results of CorpBanca since the acquisition date, together with Banco Itaú, form part of the Consolidated Statement of Comprehensive Income of Itaú Corpbanca for the reporting period[23].

b.	Since the acquisition date, the entity contributed MCh$568,109 to net interest income, MCh$135,729 to net fees and commissions, MCh$545,991 to net operating income and MCh$(23,938) to before tax profit for the period. If the combination had occurred at the beginning of the year (January 1, 2016), net interest and adjustment income would have been MCh$756,204, net fees and commissions would have been MCh$179,756, net operating income would have been MCh$664,034 and the loss before taxes for the period would have been MCh$(81,146). In determining these amounts, management has assumed that the fair value adjustments originated on the date of acquisition would have been the same had the acquisition occurred on January 1, 2016.

2.6.3	The acquisition-related transaction costs, mainly for external legal fees and due diligence costs, are charged to administrative expenses in the Consolidated Statement of Income and included within cash flows from operating activities in the Statement of Cash Flows. They totaled MCh$37,480.

2.6.4	The total consideration transferred for the transaction involved issuing 172,048,565,857 shares that were given to shareholders of Itaú, equivalent to 33.58% of the total shares of the merged bank.

[23]	In terms of the reverse acquisition, comprehensive income for the period (2016) as well as revenue is generated as follows as of December: From January 1 to March 31 (generated by Banco Itaú), plus those generated by Itaú Corpbanca from April 1 to December 31 (comprehensive income of CorpBanca from January 1 to March 31 is included in the purchase method methodology and from an accounting perspective cannot be transferred to the merged Bank). These amounts are not presented separately since the date of control, since both banks merged to give rise to a new entity.

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2.6.5	The transaction did not include any agreements involving contingent considerations.

2.6.6	Both the goodwill that arose from the acquisition of a foreign business as well as the fair value adjustments made to the carrying amount of the assets and liabilities must be treated as assets and liabilities of the same entity as a result of the acquisition of this business. In other words, they will be expressed in the same functional currency of the company and will be converted at the closing exchange rate.

2.7	Reconciliation of Carrying Amount of Goodwill.

Goodwill is tested annually to determine whether impairment exists (as of December 31, of each year) and when circumstances indicate that its carrying amount may be impaired. This impairment is determined by evaluating the recoverable amount of each cash generating unit (or group of cash generating units) to which goodwill is allocated. Where the recoverable amount of the cash generating unit is less than its carrying amount, an impairment loss is recognized. Impairment losses relating to goodwill cannot be reversed in future periods. Movements in goodwill as of year-end are detailed as follows:

2016
MCh$
Opening balance	1,187,448
Accumulated impairment losses at beginning of period	—
Net exchange differences arising during the period	999
Amounts and/or modifications at close of measurement period	—
Impairment losses recognized during the period	—
Other	—

Closing balance	1,188,447

3.	Accounting Changes

a.	SBIF Ruling No. 3,583 issued May 25, 2015, takes effect on January 1, 2016. This ruling calls for the same treatment to be given to all loans granted to finance higher education by presenting all student loans within commercial loans. As of January 31, 2016, applying the new standard was considered a change in accounting estimates according to IAS 8 “Accounting Policies, Changes in Accounting Estimates and Errors”, and involved reclassifying loans from the consumer portfolio to the commercial portfolio, detailed as follows:

	01/31/2016
	CorpBanca	Banco Itaú
	MCh$	MCh$
Commercial loans	4,487	5,802
Consumer loans	(4,487)	(5,802)

b.	Ruling No. 3573 on the Compendium of Accounting Standards Chapters B-1, B-2 and E issued by the SBIF on December 30, 2014, took effect on January 1, 2016. This ruling establishes the standard (minimum) method for establishing provisions on residential mortgage loans, and also complements and specifies instructions on provisions and loans in the impaired portfolio.

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As of January 31, 2016, applying the new provisioning standard was considered a change in accounting estimates according to IAS 8 “Accounting Policies, Changes in Accounting Estimates and Errors” and involved a charge to profit (loss) for the period for the following gross values, detailed as follows:

	January 2016
	CorpBanca	Banco Itaú
	MCh$	MCh$
Mortgage loan provisions	4,194	2,780

c.	Beginning May 2016, Bank Ruling 3,604 (issued March 29, 2016) takes effect and modifies the credit-equivalent percentage for unrestricted lines of credit.

The SBIF analyzed standards regarding credit risk provisions and concluded that the credit equivalent for unrestricted lines of credit for debtors with no loan defaults can be set at 35% of the amount available.

To reflect this change, it modified Chapter B-3 of the Compendium of Accounting Standards, substituting the figure “35%” for “50%” in No. 3 letter e) Unrestricted lines of credit, Exposure.

Applying this new standard led to a credit to profit (loss) of MCh$1,345 gross.

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Note 3 - Material Events

As of December 31, 2016, the following material events affecting the operations of the Bank and its Subsidiaries or the Consolidated Financial Statements have occurred:

ITAU CORPBANCA

a.	Merger[24] Completion and Change of Control.

On April 1, 2016, the merger by incorporation of Banco Itaú Chile and CorpBanca took place. The merged bank’s new legal name is “Itaú Corpbanca”, which is the legal successor of Banco Itaú Chile, which is dissolved, all effective as of that date.

Change of Control.

For the purposes of completing the merger, Itaú Corpbanca issued 172,048,565,857 new shares, which correspond to 33.58% of its share capital. These shares were distributed on this date to shareholders of Banco Itaú Chile in exchange for their shares of that company.

By virtue of the merger, and in accordance with articles 97 and 99 of the Securities Market Law, from this date control of Itaú Corpbanca is acquired by Itaú Unibanco Holding S.A.

b.	Election of Full Board of Directors

At an extraordinary shareholders’ meeting of Itaú Corpbanca held April 11, 2016, the shareholders elected the following individuals (11 directors and 2 alternates) to the Board of Directors: Number established in Itaú Corpbanca’s bylaws:

Directors:

Jorge Andres Saieh Guzman

Ricardo Villela Marino

Jorge Selume Zaror

Fernando Aguad Dagach

Gustavo Arriagada Morales

Candido Botelho Bracher

Boris Buvinic Guerovich

Boris Nicolás Abovic Wiegand

Héctor Valdés Ruiz

Fernando Concha Ureta

Joao Lucas Duchene

Alternate Directors:

José Luis Mardones Santander

Camilo Morales Riquelme

The directors Gustavo Arriagada Morales, Héctor Valdés Ruiz, Fernando Concha Ureta and Joao Lucas Duchene were appointed as independent directors, in conformity with article 50 Bis of Law 18,046.

Jose Luis Mardones Santander was appointed as an independent alternate director.

[24]	Note 2 explains in detail the main material events related to the business combination between the banks.

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c.	Modifications to the Board

At an extraordinary board meeting held April 14, 2016, the following individuals were elected chairman and vice chairman of the Board:

Chairman:

Jorge Andres Saieh Guzman

Vice Chairman:

Ricardo Villela Marino

At an ordinary board meeting held on September 27, 2016, the board accepted the resignation of the independent director Héctor Valdés Ruiz effective August 31, 2016, and appointed Pedro Samhan Escandar in his place until the next ordinary general shareholders’ meeting.

At an ordinary board meeting held on November 15, 2016, the board accepted the resignation of Candido Bracher and appointed Eduardo Vassimon in his place until the next ordinary general shareholders’ meeting.

d.	Acquisition of Shares by Controller

On October 26, 2016, Itaú Unibanco Holding S.A. (“Itaú Unibanco”) through its subsidiary ITB Holding Brasil Participações Ltda., indirectly acquired 10,908,002,836 shares of Itaú Corpbanca, at a price of MCh$60,040. This transaction was executed as contained in the Itaú Corpbanca shareholder agreement signed between Itaú Unibanco and Corp Group and related parties. As a result of this acquisition, Itaú Unibanco’s ownership interest has increased from approximately 33.58% to approximately 35.71% (the interest held by Corp Group and its related parties was reduced from 33.13% to approximately 31.00%), with no modifications to the Bank’s corporate governance.

e.	Amendments to Transaction Agreement

In an ordinary meeting of the Directors’ Committee of Itaú Corpbanca on December 19, 2016, and an ordinary meeting of the Board of Itaú Corpbanca on December 20, 2016, the following amendments to the Transaction Agreement were approved:

1.	Acquisition of Itaú Colombia, the parties’ obligation to materialize the acquisition by Itaú Corpbanca of all shares of Itaú Colombia or to merge Banco Corpbanca Colombia and Itaú Colombia is amended and replaced by an obligation for the parties to materialize the acquisition of the assets and liabilities of Itaú Colombia by Banco Corpbanca Colombia in accordance with the terms and conditions agreed between Banco Corpbanca Colombia and Itaú Colombia on November 1, 2016 (“Acquisition in Colombia”). This agreement also calls for certain services to be provided by Banco Corpbanca Colombia to Itaú Colombia and for senior personnel of Itaú Colombia to be hired by Corpbanca Colombia. This acquisition in Colombia shall take place as soon as feasible and once approved by the SFC.

Record is hereby left that this acquisition in Colombia was already approved by the shareholders of Corpbanca Colombia.

2.	Acquisition of Shares of Banco Corpbanca Colombia, the purchase by Itaú Corpbanca of all shares of Banco Corpbanca Colombia owned by CorpGroup (currently 12.36% of that bank’s shares), which was initially agreed to be completed no later than January 29, 2017, was postponed until January 28, 2022, subject to the necessary regulatory approvals.

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3.	Listing of Shares of Banco Corpbanca Colombia, Itaú Corpbanca and CorpGroup will carry out all commercially reasonable efforts in accordance with the shareholder agreement of Banco Corpbanca Colombia to ensure that Banco Corpbanca Colombia (i) is registered as a public company in the SFC’s National Registry of Securities and Issuers and (ii) lists its stock on the Colombian Stock Exchange (“BVC”).

Once this has occurred, CorpGroup shall be allowed to sell all or part of its shares in Banco Corpbanca Colombia on the BVC, subject to a right of first refusal granted to Itaú Corpbanca. The shares that CorpGroup sells on the BVC shall be deducted from the shares that Itaú Corpbanca must purchase from CorpGroup on January 28, 2022.

These amendments are disclosed in more detail in Note 38 “Events After the Reporting Period”, in the section Itaú Corpbanca letter a).

f.	Lawsuit Brought by Helm LLC against Itaú Corpbanca

On December 20, 2016, Helm LLC filed a lawsuit in the New York State Supreme Court (“the State Court Lawsuit”) and a Request for Arbitration before the ICC International Arbitration Court (the “Arbitration”), against Itaú Corpbanca, alleging certain breaches of contract.

These alleged breaches refer to (i) the amended shareholder agreement of HB Acquisition S.A.S. dated July 31, 2013 (“SHA”) and (ii) the Transaction Agreement (“TA”) dated January 29, 2014, as amended, which governs, among other matters, the merger between Itaú Chile S.A. and Corpbanca, by which Itaú Corpbanca was formed, and the potential acquisition by Itaú Corpbanca of certain shares of Corpbanca Colombia (the “Acquisition of the Shares under the TA”) on or before January 29, 2017.

In the State Court Lawsuit, Helm LLC sought an injunction to support the arbitration to prevent the Acquisition of the Shares from taking place, which, as reported by Itaú Corpbanca as an Essential Event on December 20, 2016, was postponed until January 28, 2022.

On December 30, 2016, Itaú Corpbanca filed its response to the motions filed by Helm LLC in accordance with the State Court Lawsuit and, later, on January 26, 2017, Helm LLC filed a notice to withdraw the State Court Lawsuit. The Arbitration has begun in accordance with applicable procedures.

Itaú Corpbanca and Corpbanca Colombia (the latter as nominal defendant) filed their respective responses to the arbitration suit on February 14, 2017. Itaú Corpbanca believes that the actions filed in the Arbitration by Helm LLC have no grounds and Itaú Corpbanca has filed a countersuit against Helm LLC for breaching the SHA. Itaú Corpbanca has taken and will continue to take all steps necessary to enforce its rights under the SHA in accordance with applicable law. See Note 38 “Events After the Reporting Period”

g.	Fine for Exceeding Credit Margins

Via Ruling No. 16,191 dated December 30, 2015, the SBIF fined CorpBanca MCh$21,765 (see Note 12 “Contingencies, Commitments and Responsibilities”) for violations of credit margins established in articles 84-1 and 85 of the General Banking Law (“GBL”) related to Chapter 12-3 of the SBIF’s Updated Standards. On January 18, 2016, CorpBanca filed an appeal with the Santiago Court of Appeals to challenge the fine in conformity with the GBL. On August 31, 2016, the Court of Appeals ruled in favor of CorpBanca and rendered all fines null and void. Five business days later, the SBIF filed a complaint against the appellate court ministers, which is being heard by the Supreme Court under Case No. 62,128-2016. The case is currently in the agreement stage.

Itaú Corpbanca and Subsidiaries – Consolidated Financial Statements – December 31, 2016	86

CORPBANCA ADMINISTRADORA GENERAL DE FONDOS S.A.

a.	Distribution of Dividends.

At the thirty-first ordinary general shareholders’ meeting held on March 23, 2016, the shareholders approved a dividend distribution of MCh$4,096 (corresponding to all profits for the year 2015).

b.	Merger Approval from SBIF.

On June 28, 2016, the SBIF authorized the merger request of the subsidiaries described in letter c) below.

c.	Merger Approval.

At an extraordinary shareholders’ meeting held June 30, 2016, the shareholders approved the merger of Itaú Chile Administradora General de Fondos S.A. (absorbed company) and Corpbanca Administradora General de Fondos S.A. (absorbing company). The merger shall not take place before November 1, 2016, nor after October 31, 2017. Furthermore, modifications to and the amended text of the company’s bylaws were approved and will take effect from the date of the merger.

ITAÚ CHILE ADMINISTRADORA GENERAL DE FONDOS S.A.

a.	Distribution of Dividends.

At an ordinary shareholders’ meeting held April 29, 2016, the shareholders approved a dividend distribution of MCh$29,000, paid on July 29, 2016. The merger shall not take place before November 1, 2016, nor after October 31, 2017.

b.	Merger Approval from SBIF.

On June 28, 2016, the SBIF authorized the merger request of the subsidiaries described in letter c) below.

c.	Merger Approval.

At an extraordinary shareholders’ meeting held June 30, 2016, the shareholders approved the merger of Itaú Chile Administradora General de Fondos S.A. (absorbed company) and Corpbanca Administradora General de Fondos S.A. (absorbing company).

CORPBANCA CORREDORES DE BOLSA S.A.

a.	Merger Approval and Completion

On June 28, 2016, the Superintendency of Banks and Financial Institutions authorized the merger request from the subsidiaries Itaú BBA Corredor de Bolsa Limitada (absorbed company) and Corpbanca Corredores de Bolsa S.A. (absorbing company).

At an extraordinary shareholders’ meeting held June 30, 2016, the shareholders approved the merger of Itaú BBA Corredor de Bolsa Limitada (absorbed company) and Corpbanca Corredores de Bolsa S.A. (absorbing company). The merger shall not take place before June 30, 2016, nor after June 30, 2017.

Itaú Corpbanca and Subsidiaries – Consolidated Financial Statements – December 31, 2016	87

On December 20, 2016, it is reported that the date of the merger with Itaú BBA Corredores de Bolsa Limitada will be January 1, 2017. On this date, Itaú BBA Corredores de Bolsa Limitada will be absorbed by Corpbanca Corredores de Bolsa S.A., which will be the legal successor and from that day forward be called Itaú Corpbanca Corredores de Bolsa S.A. It may also do business as “Itaú Corredores de Bolsa S.A.”

ITAÚ BBA CORREDOR DE BOLSA LTDA.

a.	Merger Approval and Completion

On June 28, 2016, the SBIF authorized the merger request of the subsidiaries described in the following paragraph.

In a public instrument dated June 30, 2016, the merger of Itaú BBA Corredor de Bolsa Limitada (absorbed company) and Corpbanca Corredores de Bolsa S.A. (absorbing company) was approved. The merger shall not take place before June 30, 2016, nor after June 30, 2017.

On December 20, 2016, it is reported that the date of the merger with Itaú BBA Corredores de Bolsa Limitada will be January 1, 2017. On this date, Itaú BBA Corredores de Bolsa Limitada will be absorbed by Corpbanca Corredores de Bolsa S.A., which will be the legal successor and from that day forwards be called Itaú Corpbanca Corredores de Bolsa S.A. It may also do business as “Itaú Corredores de Bolsa S.A.”

BANCO CORPBANCA COLOMBIA S.A.

a.	Profit Distribution

In March 2016, shareholders of Banco CorpBanca Colombia met and agreed to distribute profits by increasing the legal reserve by MCOP$319,241 (MCh$72,212), which did not involve distributing dividends:

b.	Investments

On May 31, 2016, the sale of 100% of the non-majority interest in CIFIN S.A. was completed at a price of COP$626,655.19 per share.

c.	Revocation of Contract

At a shareholders’ meeting on July 29, 2016, the shareholders approved the revocation of the contract entitled: “Transfer of Agreement for Sublicense of Software and Other Services” for MCh$18,845 signed with Itaú Corpbanca.

d.	Bond Issuance

On August 10, 2016, and November 22, 2016, the Bank placed MCOP$500,000 (MCh$115,000) and MCOP$400,000 (MCh$91,280) in senior bonds (“AAA”) on the Colombian market.

e.	Transfer of Assets and Liabilities

On December 21, 2016, at a general shareholders’ meeting, the shareholders approved the following: (i) the transfer of the assets, liabilities and contracts of Itaú BBA Colombia S.A. Corporación Financiera to Banco CorpBanca Colombia S.A. (ii) the hiring of the senior management of Itaú BBA Colombia S.A. Corporación by Banco CorpBanca Colombia S.A.; and (iii) the Service Agreement between Itaú BBA Colombia S.A. Corporación Financiera and Banco CorpBanca Colombia S.A. under the terms set forth above.

This development is related to letter e) of this note referring to Itaú Corpbanca.

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Note 4 - Business Segments

Segment reporting is determined by the Bank on the basis of its operating segments (Chile25 and Colombia), which are differentiated mainly by the risks and returns that affect them26.

Reporting segments and the criteria used for reporting to the Bank’s chief operating decision maker are in accordance with IFRS 8 “Operating Segments”.

a.	Segments

Accordingly, each operating segment is described below:

i)	Chile

The Bank’s commercial activities in Chile take place mainly in the domestic market. It has strategically aligned its operations into the following four commercial areas that are related directly to its customers’ needs and the Bank’s strategy. 1) Commercial Banking (a) Corporate, Real Estate and Construction and (b) Large Companies; 2) Retail Banking (a) Traditional Banking and Preferential Banking and b) Banco Condell Consumer Banking Division; 3) International and Treasury Division; and 4) Other Financial Services.

The Bank manages these commercial areas using a reporting system for internal profitability. The operating results for each segment are reviewed regularly by the entity’s highest decision-making authority for operating decisions as one single cash generating unit, to decide about resource allocation for the segment and evaluate its performance, and separate financial information is available for it.

No single customer is solely responsible for 10% or more of the Bank’s total revenue during the periods ended December 31, 2016 and 2015.

Each commercial area in Chile is described as follows:

Commercial Banking

•	The Corporate Banking Division consists of companies that belong to major economic groups, specific industries and companies with sales greater than US$100 million, including international business and the representation office in Spain. The Real Estate and Construction Division works with companies within these industries that operate in both Santiago and other areas of Chile.

•	The Large Companies Division includes a wide range of financial products and services for companies with annual sales of between US$3 and US$100 million. The leasing and factoring departments have been included in this segment.

Retail Banking

•	The Traditional Banking (individuals) and Preferential Banking (SMEs with sales under US$3 million) Divisions serve medium- to high-income customers, offering current accounts, consumer loans, credit cards and mortgage loans, among other products.

•	The Condell Consumer Banking Division offers consumer loans to individuals with income up to ThCh$600 (this group arose from the combination of Banco Itaú and CorpBanca).

[25]	Including CorpBanca New York Branch.
[26]	The segments presented here correspond to the segments used by the merged bank. Information for 2015 (referring to Banco Itaú Chile) was presented using the current segmenting criteria.

Itaú Corpbanca and Subsidiaries – Consolidated Financial Statements – December 31, 2016	89

International and Treasury

•	This segment mainly includes treasury activities such as financial management, funding and liquidity as well as international commercial activities.

Other Financial Services

•	These are services provided by our Subsidiaries that include insurance brokerage, financial advisory services, asset management and securities brokerage.

ii)	Colombia

The commercial activities of this segment are carried out by Banco CorpBanca Colombia S.A. and its Subsidiaries.

These correspond to operations and business carried out by these entities in that country, primarily related directly to the needs of their customers and the Bank’s strategy, grouped as follows: Commercial Banking and Retail Banking, Treasury Operations and International Business or Operations. They offer additional products and other financial services through their different Subsidiaries in order to provide comprehensive service to their current and potential customers.

Colombia has been identified as a separate operating segment based on the business activities described above. Its operating results are reviewed regularly by the entity’s highest decision-making authority for operating decisions as one single cash generating unit, to decide about resource allocation for the segment and evaluate its performance, and separate financial information is available for it.

b.	Geographic Information

Itaú Corpbanca reports revenue by segment from external customers that is:

•	attributed to the entity’s country of domicile and

•	attributed, in aggregate, to all foreign countries where the entity obtains revenue.

When revenue from external customers attributed to a particular foreign country is significant, it is disclosed separately.

In line with this, the Group operates in three main geographic areas: Chile, Colombia27 and the United States28.

	Net Interest and Indexation Income
	12-31-2016	12-31-2015
	MCh$	MCh$
Chile	443,703	218,248

Total Chile	443,703	218,248

Colombia	167,025	—
New York	10,730	—

Total foreign	177,755	—

Total	621,458	218,248

[27]	This segment includes operations carried out by Helm Bank (Panamá) S.A., and Helm Casa de Valores (Panamá).
[28]	This geographic area includes the Itaú Corpbanca New York Branch.

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c.	Information on Assets, Liabilities and Results.

Segment information regarding assets, liabilities and income or expenses for the period are presented in accordance with the SBIF Compendium of Accounting Standards.

c.1 Assets and Liabilities:

		12-31-2016
	Note	Chile	Colombia	Total
		MCh$	MCh$	MCh$
ASSETS
Cash and due from banks	5	816,190	670,947	1,487,137
Transactions pending settlement	5	142,553	3,216	145,769
Trading securities	6	64,707	567,850	632,557
Receivables from repurchase agreements and securities borrowing	7	33,820	136,422	170,242
Financial derivative instruments	8	1,010,134	92,635	1,102,769
Loans and advances to banks & loans to customers	9/10	15,772,932	4,804,850	20,577,782
Financial assets available for sale	11	1,613,621	440,489	2,054,110
Financial assets held to maturity	11	94,269	132,164	226,433
Investments in other companies	12	13,330	6,637	19,967
Intangible assets(*)	13	1,446,593	211,021	1,657,614
Property, plant and equipment	14	81,798	39,245	121,043
Current tax assets	15	138,023	24,387	162,410
Deferred tax assets	15	233,931	53,120	287,051
Other assets	16	368,066	93,233	461,299

TOTAL		21,829,967	7,276,216	29,106,183

		12-31-2016
	Note	Chile	Colombia	Total
		MCh$	MCh$	MCh$
LIABILITIES
Current accounts and other demand deposits	17	2,331,735	2,121,456	4,453,191
Transactions pending settlement	5	67,410	3	67,413
Payables from repurchase agreements and securities lending	7	5,470	368,409	373,879
Savings accounts and time deposits	17	8,889,741	2,691,969	11,581,710
Financial derivative instruments	8	854,431	52,903	907,334
Borrowings from financial institutions	18	1,640,136	539,734	2,179,870
Debt instruments issued	19	4,874,653	585,600	5,460,253
Other financial liabilities	19	23,298	2,265	25,563
Current tax liabilities	15	—	—	—
Deferred tax liabilities	15	117,341	94,276	211,617
Provisions	20	94,643	69,572	164,215
Other liabilities	21	212,396	64,446	276,842

TOTAL		19,111,254	6,590,633	25,701,887

Itaú Corpbanca and Subsidiaries – Consolidated Financial Statements – December 31, 2016	91

		12-31-2015
	Note	Chile	Colombia	Total
		MCh$	MCh$	MCh$
ASSETS
Cash and due from banks	5	477,809	—	477,809
Transactions pending settlement	5	62,095	—	62,095
Trading securities	6	17,765	—	17,765
Receivables from repurchase agreements and securities borrowing	7	10,293	—	10,293
Financial derivative instruments	8	227,984	—	227,984
Loans and advances to banks & loans to customers	9/10	6,813,381	—	6,813,381
Financial assets available for sale	11	512,510	—	512,510
Financial assets held to maturity	11	—	—	—
Investments in other companies	12	2,475	—	2,475
Intangible assets(*)	13	51,809	—	51,809
Property, plant and equipment	14	33,970	—	33,970
Current tax assets	15	7,732	—	7,732
Deferred tax assets	15	110,044	—	110,044
Other assets	16	137,454	—	137,454

TOTAL		8,465,321	—	8,465,321

		12-31-2015
	Note	Chile	Colombia	Total
		MCh$	MCh$	MCh$
LIABILITIES
Current accounts and other demand deposits	17	981,349	—	981,349
Transactions pending settlement	5	26,377	—	26,377
Payables from repurchase agreements and securities lending	7	43,727	—	43,727
Savings accounts and time deposits	17	3,952,573	—	3,952,573
Financial derivative instruments	8	253,183	—	253,183
Borrowings from financial institutions	18	658,600	—	658,600
Debt instruments issued	19	1,504,335	—	1,504,335
Other financial liabilities	19	20,733	—	20,733
Current tax liabilities	15	—	—	—
Deferred tax liabilities	15	96,448	—	96,448
Provisions	20	82,954	—	82,954
Other liabilities	21	52,480	—	52,480

TOTAL		7,672,759	—	7,672,759

(*)	This includes goodwill generated in business combinations between Banco Itaú Chile and CorpBanca totaling MCh$1,188,447[29] as of December 31, 2016 (no amounts were booked for this concept in 2015).

[29]	For impairment testing purposes, goodwill acquired in a business combination shall be distributed as of the acquisition date among each of the cash generating units (CGUs) or group of CGUs of the acquirer that are expected to benefit from the synergies of the business combination, regardless of whether other of the acquiree’s assets or liabilities are allocated to these units or groups of units. In the Bank’s case, this is mainly: Chile and Colombia, primarily allocated by CGU as follows: Chile MCh$940,785 and Colombia MCh$247,662, See Note 31.

Itaú Corpbanca and Subsidiaries – Consolidated Financial Statements – December 31, 2016	92

Information on assets and liabilities by commercial activity are detailed as follows:

	As of December 31, 2016
	Commercial Banking		Retail Banking
	Corporate, Real Estate and Construction	Large Companies	Traditional and Preferential Banking	Banco Condell Consumer Division	International and Treasury Division	Other Financial Services	CHILE	COLOMBIA	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Loans:
Mortgage	241	11,792	3,345,428	3,438	31	—	3,360,930	527,587	3,888,517
Consumer	23,640	99,968	1,069,082	160,719	—	14	1,353,423	1,127,541	2,480,964
Commercial	6,866,925	2,053,311	2,258,939	493	71,586	139,936	11,391,190	3,416,053	14,807,243

Loans, before provisions	6,890,806	2,165,071	6,673,449	164,650	71,617	139,950	16,105,543	5,071,181	21,176,724
Credit risk provisions	(111,473)	(71,704)	(122,214)	(11,072)	(224)	(15,924)	(332,611)	(266,331)	(598,942)

Loans, net of provisions (*)	6,779,333	2,093,367	6,551,235	153,578	71,393	124,026	15,772,932	4,804,850	20,577,782
Trading securities	—	—	—	—	64,707	—	64,707	567,850	632,557
Receivables from repurchase agreements and securities borrowing	—	—	—	—	33,820	—	33,820	136,422	170,242
Financial derivative instruments	—	—	—	—	1,010,134	—	1,010,134	92,635	1,102,769
Financial assets available for sale	—	—	—	—	1,613,621	—	1,613,621	440,489	2,054,110
Financial assets held to maturity	—	—	—	—	94,269	—	94,269	132,164	226,433
Remaining assets	—	—	—	—	—	—	3,240,484	1,101,806	4,342,290

Total assets	6,779,333	2,093,367	6,551,235	153,578	2,887,944	124,026	21,829,967	7,276,216	29,106,183

Current accounts and other demand deposits	803,300	390,501	990,544	6,803	—	140,587	2,331,735	2,121,456	4,453,191
Savings accounts and time deposits	1,443,598	607,364	2,046,694	11,777	4,780,308	—	8,889,741	2,691,969	11,581,710
Payable from repurchase agreements and securities lending	—	—	—	—	16,260	(10,790)	5,470	368,409	373,879
Financial derivative instruments	—	—	—	—	854,431	—	854,431	52,903	907,334
Borrowings from financial institutions	—	—	—	—	1,640,136	—	1,640,136	539,734	2,179,870
Debt instruments issued	—	—	—	—	4,874,653	—	4,874,653	585,600	5,460,253
Remaining liabilities	—	—	—	—	—	—	515,088	230,562	745,650
Equity	—	—	—	—	—	—	—	—	3,404,296

Total liabilities and equity	2,246,898	997,865	3,037,238	18,580	12,165,788	129,797	19,111,254	6,590,633	29,106,183

	As of December 31, 2015
	Commercial Banking		Retail Banking
	Corporate, Real Estate and Construction	Large Companies	Traditional and Preferential Banking	Banco Condell Consumer Division	International and Treasury Division	Other Financial Services	CHILE	COLOMBIA	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Loans:
Mortgage	—	7,127	1,526,721	—	—	—	1,533,848	—	1,533,848
Consumer	69	155	700,533	—	—	—	700,757	—	700,757
Commercial	2,844,415	938,003	818,509	—	87,913	—	4,688,840	—	4,688,840

Loans, before provisions	2,844,484	945,285	3,045,763	—	87,913	—	6,923,445	—	6,923,445
Credit risk provisions	(24,016)	(32,435)	(53,552)	—	(61)	—	(110,064)	—	(110,064)

Loans, net of provisions (*)	2,820,468	912,850	2,992,211	—	87,852	—	6,813,381	—	6,813,381
Trading securities	—	—	—	—	17,765	—	17,765	—	17,765
Receivables from repurchase agreements and securities borrowing	—	—	—	—	10,293	—	10,293	—	10,293
Financial derivative instruments	—	—	—	—	227,984	—	227,984	—	227,984
Financial assets available for sale	—	—	—	—	512,510	—	512,510	—	512,510
Financial assets held to maturity	—	—	—	—	—	—	—	—	—
Remaining assets	—	—	—	—	—	—	883,388	—	883,388

Total assets	2,820,468	912,850	2,992,211	—	856,404	—	8,465,321	—	8,465,321

Current accounts and other demand deposits	365,169	117,031	499,149	—	—	—	981,349	—	981,349
Savings accounts and time deposits	201,700	70,644	525,268	—	3,154,961	—	3,952,573	—	3,952,573
Payables from repurchase agreements and securities lending	—	—	—	—	43,727	—	43,727	—	43,727
Financial derivative instruments	—	—	—	—	253,183	—	253,183	—	253,183
Borrowings from financial institutions	—	—	—	—	658,600	—	658,600	—	658,600
Debt instruments issued	—	—	—	—	1,504,335	—	1,504,335	—	1,504,335
Remaining liabilities	—	—	—	—	—	—	278,992	—	278,992
Equity	—	—	—	—	—	—	—	—	792,562

Total liabilities and equity	566,869	187,675	1,024,417	—	5,614,806	—	7,672,759	—	8,465,321

(*)	Loans net of provisions include loans and advances to banks as of December 31, 2016 and 2015.

Itaú Corpbanca and Subsidiaries – Consolidated Financial Statements – December 31, 2016	93

c.2. Income and Expenses:

	As of December 31, 2016
	Commercial Banking		Retail Banking
	Corporate, Real Estate and Construction	Large Companies	Traditional and Preferential Banking	Banco Condell Consumer Division	International and Treasury Division	Other Financial Services	CHILE	COLOMBIA	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Net interest and indexation income	107,615	53,439	196,802	17,932	71,209	7,340	454,337	167,121	621,458
Net fee and commission income	18,627	19,804	83,572	6,396	2,512	(18,764)	112,147	38,649	150,796
Net financial operating income (loss)	(87)	—	(17)	—	(807)	39,148	38,237	74,171	112,408
Net foreign exchange transactions	21,141	8,825	5,117	4	(14,552)	(47,302)	(26,767)	(22,104)	(48,871)
Other operating income	31	824	405	—	—	7,798	9,058	10,389	19,447
Credit risk provisions	(49,082)	(23,988)	(71,789)	(4,209)	228	11,900	(136,940)	(114,188)	(251,128)

Gross operating margin	98,245	58,904	214,090	20,123	58,590	120	450,072	154,038	604,110

Other income and expenses							405	139	544
Operating expenses							(442,519)	(178,974)	(621,493)

Profit (loss) before taxes							7,958	(24,797)	(16,839)

Average loans							16,519,809	5,145,594	21,665,403
Average investments							1,445,342	1,181,140	2,626,482

	As of December 31, 2015
	Commercial Banking		Retail Banking
	Corporate, Real Estate and Construction	Large Companies	Traditional and Preferential Banking	Banco Condell Consumer Division	International and Treasury Division	Other Financial Services	CHILE	COLOMBIA	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Net interest and indexation income	26,667	39,695	121,077	—	24,010	6,799	218,248	—	218,248
Net fee and commission income	22,367	8,340	33,298	—	—	7,083	71,088	—	71,088
Net financial operating income (loss)	—	—	—	—	(52,562)	23,540	(29,022)	—	(29,022)
Net foreign exchange transactions	7,492	4,227	4,222	—	58,059	461	74,461	—	74,461
Other operating income	4,217	2,376	16,931	—	—	(13,958)	9,566	—	9,566
Credit risk provisions	(768)	(7,797)	(35,174)	—	136	10	(43,593)	—	(43,593)

Gross operating margin	59,975	46,841	140,354	—	29,643	23,935	300,748	—	300,748

Other income and expenses							226	—	226
Operating expenses							(179,778)	—	(179,778)

Profit (loss) before taxes							121,196	—	121,196

Average loans							6,713,983	—	6,713,983
Average investments							566,000	—	566,000

Itaú Corpbanca and Subsidiaries – Consolidated Financial Statements – December 31, 2016	94

Note 5 - Cash and Cash Equivalents

a.	Detail of Cash and Cash Equivalents

The following table details cash and cash equivalents:

	12-31-2016	12-31-2015
	MCh$	MCh$
Cash and due from banks
Cash	274,570	35,708
Deposits in the Chilean Central Bank	207,483	277,602
Deposits in domestic banks	2,116	5,409
Deposits in foreign banks	1,002,968	159,090

Subtotal cash and due from banks	1,487,137	477,809

Transactions pending settlement, net	78,356	35,718
Highly liquid financial instruments (1)	381,009	101,788
Repurchase agreements (2)	170,242	10,293

Total cash and cash equivalents	2,116,744	625,608

(1)	This corresponds to trading instruments, available-for-sale investments and fixed income mutual funds maturing in less than three months from the date of acquisition.

Funds in cash deposits in the Chilean Central Bank and the Bank of the Republic of Colombia (included in foreign deposits) are in response to monthly average matching regulations that the Bank must meet.

		12-31-2016	12-31-2015
	Note	MCh$	MCh$
Highly liquid financial instruments
Trading securities	6	29,472	11,354
Financial assets available for sale	11	351,537	90,434

Total		381,009	101,788

(2)	This corresponds to repurchase agreements maturing in less than three months from the date of acquisition, which are presented in the line item “Repurchase Agreements and Securities Borrowing” in the Statement of Financial Position.

Repurchase agreements (2)	7 a)	170,242	10,293

Itaú Corpbanca and Subsidiaries – Consolidated Financial Statements – December 31, 2016	95

b.	Transactions pending settlement

Transactions pending settlement consist of transactions awaiting settlement to increase or decrease funds in the Chilean Central Bank or foreign banks, normally within 12 to 24 business hours following period end, and are detailed as follows:

	12-31-2016	12-31-2015
	MCh$	MCh$
Assets
Outstanding notes from other banks	60,546	36,185
Funds receivable	85,223	25,910

Subtotal assets	145,769	62,095

Liabilities
Funds payable	67,413	26,377

Subtotal liabilities	67,413	26,377

Transactions pending settlement, net	78,356	35,718

Itaú Corpbanca and Subsidiaries – Consolidated Financial Statements – December 31, 2016	96

Note 6 - Trading Securities

Trading securities are detailed as follows:

	12-31-2016		12-31-2015
	MCh$		MCh$
Chilean Government and Central Bank instruments:
Central Bank bonds	8,349		1,583
Central Bank promissory notes	—		—
Other Chilean government and Central Bank instruments	17,855		4,828
Other instruments issued in Chile:
Bonds	786		—
Promissory notes	—		—
Other instruments	12,608		—
Instruments issued abroad:
Bonds	547,499		—
Promissory notes	—		—
Other instruments	11,727		—
Mutual fund investments:
Funds managed for related parties	33,733		11,354
Funds managed for third parties	—		—

Total	632,557	(*)	17,765

(*)	As of December 31, 2016, trading securities totaled MCh$29,472 (MCh$11,354 as of December 31, 2015), maturing in less than three months from the date of acquisition (See Note 5).

Itaú Corpbanca and Subsidiaries – Consolidated Financial Statements – December 31, 2016	97

Note 7 - Operations with Repurchase Agreements and Securities Borrowing/Lending

a.	The Bank purchases financial instruments under agreements to resell them at a future date. As of December 31, 2016 and 2015, instruments acquired with sellback agreements are detailed as follows:

Balances as of December 31, 2016
	Less than Three Months	From Three Months to One Year	More than One Year	Total
	MCh$	MCh$	MCh$	MCh$
Chilean Government and Central Bank instruments:
Central Bank instruments	—	—	—	—
Treasury bonds and notes	14,416	—	—	14,416
Other government instruments	—	—	—	—
Other instruments issued in Chile:
Instruments from other domestic banks	8,620	—	—	8,620
Corporate bonds and commercial paper	—	—	—	—
Other instruments issued in Chile	—	—	—	—
Instruments issued abroad:
Government and Central Bank instruments	143,866	—	—	143,866
Other instruments issued abroad	3,340	—	—	3,340
Mutual fund investments:
Funds managed for related parties	—	—	—	—
Funds managed for third parties	—	—	—	—

Total	170,242	—	—	170,242

Balances as of December 31, 2015
	Less than Three Months	From Three Months to One Year	More than One Year	Total
	MCh$	MCh$	MCh$	MCh$
Chilean Government and Central Bank instruments:
Central Bank instruments	—	—	—	—
Treasury bonds and notes	—	—	—	—
Other government instruments	—	—	—	—
Other instruments issued in Chile:				—
Instruments from other domestic banks	10,293	—	—	10,293
Corporate bonds and commercial paper	—	—	—	—
Other instruments issued in Chile	—	—	—	—
Instruments issued abroad:				—
Government and Central Bank instruments	—	—	—	—
Other instruments issued abroad	—	—	—	—
Mutual fund investments:				—
Funds managed for related parties	—	—	—	—
Funds managed for third parties	—	—	—	—

Total	10,293	—	—	10,293

Itaú Corpbanca and Subsidiaries – Consolidated Financial Statements – December 31, 2016	98

b.	As of December 31, 2016 and 2015, instruments sold with repurchase agreements are detailed as follows:

	Balances as of December 31, 2016
	Less than Three Months	From Three Months to One Year	More than One Year	Total
	MCh$	MCh$	MCh$	MCh$
Chilean Government and Central Bank instruments:
Central Bank instruments	3,367	—	—	3,367
Treasury bonds and notes	2,103	—	—	2,103
Other government instruments	—	—	—	—
Other instruments issued in Chile:
Instruments from other domestic banks	—	—	—	—
Corporate bonds and commercial paper	—	—	—	—
Other instruments issued in Chile	—	—	—	—
Instruments issued abroad:
Government and Central Bank instruments	368,409	—	—	368,409
Other instruments issued abroad	—	—	—	—
Mutual fund investments:
Funds managed for related parties	—	—	—	—
Funds managed for third parties	—	—	—	—

Total	373,879	—	—	373,879

	Balances as of December 31, 2015
	Less than Three Months	From Three Months to One Year	More than One Year	Total
	MCh$	MCh$	MCh$	MCh$
Chilean Government and Central Bank instruments:
Central Bank instruments	4,567	—	—	4,567
Treasury bonds and notes	14,267	—	—	14,267
Other government instruments	—	—	—	—
Other instruments issued in Chile:
Instruments from other domestic banks	18,959	—	—	18,959
Corporate bonds and commercial paper	—	—	—	—
Other instruments issued in Chile	5,934	—	—	5,934
Instruments issued abroad:
Government and Central Bank instruments	—	—	—	—
Other instruments issued abroad	—	—	—	—
Mutual fund investments:
Funds managed for related parties	—	—	—	—
Funds managed for third parties	—	—	—	—

Total	43,727	—	—	43,727

Itaú Corpbanca and Subsidiaries – Consolidated Financial Statements – December 31, 2016	99

Note 8 - Derivative Instruments and Accounting Hedges

a.	The Bank and its subsidiaries use the following derivative instruments for hedging and trading purposes[30]:

a.1 Financial Derivative Assets

	As of December 31, 2016
	Less than Three Months	Between Three Months and One Year	More than One Year	Fair Value
	MCh$	MCh$	MCh$	MCh$
Currency forward	10,287,421	6,857,963	1,348,556	177,590
Cross currency swaps	63,647	260,672	3,559,276	389,784
Interest rate swaps	1,535,239	2,471,415	26,689,571	534,087
Currency call options	50,178	50,222	670	977
Currency put options	15,338	14,571	—	331

Total	11,951,823	9,654,843	31,598,073	1,102,769

	As of December 31, 2015
	Less than Three Months	Between Three Months and One Year	More than One Year	Fair Value
	MCh$	MCh$	MCh$	MCh$
Currency forward	2,996,141	2,497,543	462,433	35,874
Cross currency swaps	10,599	52,402	511,310	58,269
Interest rate swaps	1,832,203	2,603,284	7,268,021	133,841
Currency call options	—	—	—	—
Currency put options	—	—	—	—

Total	4,838,943	5,153,229	8,241,764	227,984

a.2 Financial Derivative Liabilities

	As of December 31, 2016
	Less than Three Months	Between Three Months and One Year	More than One Year	Fair Value
	MCh$	MCh$	MCh$	MCh$
Currency forward	9,302,930	5,458,077	1,456,181	147,783
Cross currency swaps	164,065	391,919	2,772,166	299,738
Interest rate swaps	1,666,415	3,137,117	29,581,896	457,761
Currency call options	20,795	29,304	—	941
Currency put options	6,428	26,387	335	1,111

Total	11,160,633	9,042,804	33,810,578	907,334

	As of December 31, 2015
	Less than Three Months	Between Three Months and One Year	More than One Year	Fair Value
	MCh$	MCh$	MCh$	MCh$
Currency forward	3,464,534	2,377,467	374,692	54,016
Cross currency swaps	10,599	52,402	511,310	65,530
Interest rate swaps	1,757,761	3,157,163	7,145,602	133,637
Currency call options	—	—	—	—
Currency put options	—	—	—	—

Total	5,232,894	5,587,032	8,031,604	253,183

[30]	In order to account for credit risk, derivative valuations are adjusted using a credit value adjustment (CVA).

Itaú Corpbanca and Subsidiaries – Consolidated Financial Statements – December 31, 2016	100

a.3 As of December 31, 2016 and 2015, the portfolio of hedging and trading derivatives is detailed as follows:

	As of December 31, 2016
		Notional		Fair Value
	Less than Three Months	From Three Months to One Year	More than One Year	Assets	Liabilities
	MCh$	MCh$	MCh$	MCh$	MCh$
Hedge accounting derivatives
Fair Value
Currency forwards	10,711	13,389	—	1,444	217
Cross currency swaps	—	140,660	325,921	735	18,658
Interest rate swaps	46,628	86,515	1,673,563	5,072	28,411

Subtotal	57,339	240,564	1,999,484	7,251	47,286

Cash Flow
Currency forwards	801,564	209,084	535,758	4,539	676
Cross currency swaps	—	—	323,803	7,553	11,780
Interest rate swaps	25,478	—	657,325	2,786	7,289

Subtotal	827,042	209,084	1,516,886	14,878	19,745

Net Investment in Foreign Operations
Currency forwards	551,435	684,562	—	13,864	10,431

Subtotal	551,435	684,562	—	13,864	10,431

Derivatives Held for Trading
Currency forwards	17,506,091	11,180,495	2,227,154	157,743	136,459
Futures contracts	—	—	—	—	—
Cross currency swaps	207,002	317,905	5,345,089	381,496	269,300
Interest rate swaps	1,135,960	4,082,104	52,287,531	526,229	422,061
Currency call options	57,339	72,831	669	977	941
Currency put options	21,766	40,958	335	331	1,111

Subtotal	18,928,158	15,694,293	59,860,778	1,066,776	829,872

Total	20,363,974	16,828,503	63,377,148	1,102,769	907,334

	As of December 31, 2015
		Notional		Fair Value
	Less than Three Months	From Three Months to One Year	More than One Year	Assets	Liabilities
	MCh$	MCh$	MCh$	MCh$	MCh$
Hedge accounting derivatives
Fair Value
Currency forwards	—	—	—	—	—
Cross currency swaps	—	—	—	—	—
Interest rate swaps	—	—	428,875	1,166	9,526

Subtotal	—	—	428,875	1,166	9,526

Cash Flow
Currency forwards	—	—	—	—	—
Cross currency swaps	—	—	—	—	—
Interest rate swaps	—	—	—	—	—

Subtotal	—	—	—	—	—

Net Investment in Foreign Operations
Currency forwards	—	—	—	—	—

Subtotal	—	—	—	—	—

Derivatives Held for Trading
Currency forwards	6,460,675	4,875,010	837,125	35,874	54,016
Cross currency swaps	37,112	81,841	733,015	58,269	65,530
Interest rate swaps	3,589,964	5,760,446	13,984,749	132,675	124,111
Currency call options	—	—	—	—	—
Currency put options	—	—	—	—	—

Subtotal	10,087,751	10,717,297	15,554,889	226,818	243,657

Total	10,087,751	10,717,297	15,983,764	227,984	253,183

Itaú Corpbanca and Subsidiaries – Consolidated Financial Statements – December 31, 2016	101

In order to incorporate credit risk into the valuation, derivative contracts and accounting hedges are adjusted to reflect the value of the credit risk of the counterparty.

b.	Hedges

b.1 Fair value hedges:

The Bank uses interest rate derivatives to manage its structural risk by minimizing accounting asymmetries in the Statement of Financial Position. Through different hedging strategies, it redenominates an element originally at a fixed rate to a floating rate, thus decreasing the financial duration and consequently risk, aligning the balance sheet structure with expected movements in the yield curve.

The following table presents the hedged items and the hedging instrument at fair value as of December 31, 2016 and 2015, detailed by maturity:

	As of December 31, 2016
	Notional
	Within 1 Year	Between 1 and 3 Years	Between 3 and 6 Years	More than 6 Years
	MCh$	MCh$	MCh$	MCh$
Hedged items
Loans	—	31,464	—	396,508
Investment securities	—	—	65,329	52,205
Senior bonds	16,745	993,535	123,832	319,088
Time deposits	133,144	4,127	—	—
Working capital	148,014	13,396	—	—

Total	297,903	1,042,522	189,161	767,801

Hedging instruments
Currency forwards	24,100	—	—	—
Cross currency swaps	140,660	325,921	—	—
Interest rate swaps	133,143	716,601	189,161	767,801

Total	297,903	1,042,522	189,161	767,801

	As of December 31, 2015
	Notional
	Within 1 Year	Between 1 and 3 Years	Between 3 and 6 Years	More than 6 Years
	MCh$	MCh$	MCh$	MCh$
Hedged items
Loans	—	—	—	428,875
Investment securities	—	—	—	—
Senior bonds	—	—	—	—
Time deposits	—	—	—	—
Working capital	—	—	—	—

Total	—	—	—	428,875

Hedging instruments
Currency forwards	—	—	—	—
Cross currency swaps	—	—	—	—
Interest rate swaps	—	—	—	428,875

Total	—	—	—	428,875

Itaú Corpbanca and Subsidiaries – Consolidated Financial Statements – December 31, 2016	102

b.2 Cash flow hedges:

Cash flow hedges are used by the Bank mainly to:

•	Reduce the volatility of cash flows in items in the Statement of Financial position that are indexed to inflation through the use of inflation forwards and combinations of swaps in pesos and indexed units.

•	Set the rate of a portion of the pool of short-term liabilities in pesos, thus reducing the risk of an important part of the Bank’s cost of funding, although still maintaining the liquidity risk of the pool. This is achieved by setting the cash flows of the hedged items equal to those of the derivative instruments, modifying uncertain cash flows for certain cash flows.

•	It also sets the rate of funding sources at a floating rate, decreasing the risk that its funding costs increase.

The following table presents the nominal values of the hedged item as of December 31, 2016 and 2015:

	As of December 31, 2016
	Notional
	Within 1 Year	Between 1 and 3 Years	Between 3 and 6 Years	More than 6 Years
	MCh$	MCh$	MCh$	MCh$
Hedged items
Loans	1,036,126	692,109	57,742	158,083
Investment securities	—	—	—	—
Senior bonds	—	167,452	—	—
Time deposits	—	320,800	79,400	41,300
Working capital	—	—	—	—

Total	1,036,126	1,180,361	137,142	199,383

Hedging instruments
Currency forwards	1,010,648	535,758	—	—
Cross currency swaps	—	323,803	—	—
Interest rate swaps	25,478	320,800	137,142	199,383

Total	1,036,126	1,180,361	137,142	199,383

	As of December 31, 2015
	Notional
	Within 1 Year	Between 1 and 3 Years	Between 3 and 6 Years	More than 6 Years
	MCh$	MCh$	MCh$	MCh$
Hedged items
Loans	—	—	—	—
Investment securities	—	—	—	—
Senior bonds	—	—	—	—
Time deposits	—	—	—	—
Working capital	—	—	—	—

Total	—	—	—	—

Hedging instruments
Currency forwards	—	—	—	—
Cross currency swaps	—	—	—	—
Interest rate swaps	—	—	—	—

Total	—	—	—	—

Itaú Corpbanca and Subsidiaries – Consolidated Financial Statements – December 31, 2016	103

	12-31-2016		12-31-2015
	Effective Portion	Ineffective Portion	Effective Portion	Ineffective Portion
	MCh$	MCh$	MCh$	MCh$
Loans	(4,149)	(465)	—	—
Investment securities	—	—	—	—
Senior bonds	5,272	120	—	—
Time deposits	4,480	(68)	—	—
Working capital	—	—	—	—

Net cash flow	5,603	(413)	—	—

Gains or losses generated by cash flow derivatives recorded in the Statement of Changes in Equity as of December 31, 2016 and 2015:

b.3 Hedge of net investments in foreign operations

Itaú Corpbanca, the parent company whose functional currency is the Chilean peso, has foreign business investments consisting of a branch in New York and acquisitions in Colombia. As a result of the proper accounting treatment for these investments, fluctuations in the value of the investments as a result of changes in the Chilean peso-Colombian peso exchange rate alter the parent company’s equity. The objective of these hedges is to safeguard the value of equity by managing exchange rate risk affecting the investments.

Hedges of a net investment in a foreign operation, including hedges of monetary items that are accounted for as part of a net investment, are recorded to cash flow hedges, where:

•	The portion of the gain or loss from the hedge instrument that is determined to be an effective hedge is recognized in equity. As of December 31, 2015, this was a gain of MCh$13,458 (gain of MCh$10,773 net of deferred taxes as of December 31, 2016);

•	The ineffective portion is recognized in profit or loss. No such amounts were recorded in 2016 and 2015.

		12-31-2016	12-31-2015
	Note	MCh$	MCh$
Opening balance		—	—
Gain (loss) on hedges of net investments in foreign operations, before taxes	23 g.	13,458	—
Income tax related to hedges of net investments in foreign operations	23 g.	(2,685)	—

Closing balance		10,773	—

Each hedge is detailed in the table below:

b.3.1 Hedge of net investment in New York branch

	Notional	Market Value of Hedge Instrument	Statement of Changes in Equity Effective Portion	Statement of Income Ineffective Portion
	MUS$	MCh$	MCh$	MCh$
As of December 31, 2016	60.1	(164)	(164)	—
As of December 31, 2015	—	—	—	—

Itaú Corpbanca and Subsidiaries – Consolidated Financial Statements – December 31, 2016	104

b.3.2 Hedge of net investment in CorpBanca Colombia

As of December 31, 2016
	Notional				Statement of Changes in Equity	Statement of Income
	Within 1 Year	Between 1 and 3 Years	Between 3 and 6 Years	More than 6 Years	Effective Portion	Ineffective Portion
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Hedged items
Equity
Foreign investments	1,235,997	—	—	—	13,622	—
Hedging instruments
Currency forwards	1,235,997	—	—	—	—	—

As of December 31, 2015
	Notional				Statement of Changes in Equity	Statement of Income
	Within 1 Year	Between 1 and 3 Years	Between 3 and 6 Years	More than 6 Years	Effective Portion	Ineffective Portion
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Hedged items
Equity
Foreign investments	—	—	—	—	—	—
Hedging instruments
Currency forwards	—	—	—	—	—	—

Itaú Corpbanca and Subsidiaries – Consolidated Financial Statements – December 31, 2016	105

Note 9 - Loans and Advances to Banks

As of December 31, 2016 and 2015, loans and advances to banks are detailed as follows:

	12-31-2016	12-31-2015
	MCh$	MCh$
Chilean Banks
Loans to Chilean banks	—	40,665
Provisions and impairment for loans to Chilean banks	—	(17)

Subtotal	—	40,648

Foreign Banks
Interbank liquidity loans	59,393	—
Loans to foreign banks	27,618	58,803
Non-transferable deposits in foreign banks	63,769	—
Provisions and impairment for loans to foreign banks	(212)	(53)

Subtotal	150,568	58,750

Chilean Central Bank
Restricted deposits in the Chilean Central Bank	—	—

Subtotal	—	—

Total	150,568	99,398

Movements in provisions and impairment for loans with domestic and foreign banks during 2016 and 2015, are detailed as follows:

	Chilean Banks	Foreign Banks	Total
	MCh$	MCh$	MCh$
Balances as of January 1, 2016	(17)	(53)	(70)
Charge-offs	—	—	—
Provisions recorded	(29)	(278)	(307)
Integration Itaú Corpbanca	—	(120)	(120)
Provisions released	46	240	286
Impairment	—	—	—
Exchange differences	—	(1)	(1)

Balances as of December 31, 2016	—	(212)	(212)

	Chilean Banks	Foreign Banks	Total
	MCh$	MCh$	MCh$
Balances as of January 1, 2015	(38)	(15)	(53)
Charge-offs	—	—	—
Provisions recorded	(183)	(72)	(255)
Provisions released	204	34	238
Impairment	—	—	—
Exchange differences	—	—	—

Balances as of December 31, 2015	(17)	(53)	(70)

Itaú Corpbanca and Subsidiaries – Consolidated Financial Statements – December 31, 2016	106

Note 10 - Loans to Customers, Net

a.	Loans to Customers

As of December 31, 2016 and 2015, the loan portfolio is detailed as follows:

As of December 31, 2016	Assets Before Provisions			Provisions
	Unimpaired Portfolio	Impaired Portfolio	Total	Individual Provisions	Group Provisions	Total	Net Assets
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Commercial loans:
Commercial loans	11,312,885	643,479	11,956,364	312,057	32,993	345,050	11,611,314
Foreign trade loans	682,188	71,956	754,144	34,439	303	34,742	719,402
Current account overdrafts	127,694	6,007	133,701	4,131	3,742	7,873	125,828
Factored receivables	74,967	1,174	76,141	1,595	217	1,812	74,329
Student loans	605,053	27,254	632,307	—	12,406	12,406	619,901
Lease transactions (*)	979,305	94,201	1,073,506	28,069	3,734	31,803	1,041,703
Other loans and receivables	26,926	3,374	30,300	948	1,172	2,120	28,180

Subtotal	13,809,018	847,445	14,656,463	381,239	54,567	435,806	14,220,657

Mortgage loans:
Loans funded with mortgage bonds	55,199	2,509	57,708	—	119	119	57,589
Loans funded with own resources	147,562	4,758	152,320	—	1,153	1,153	151,167
Other mortgage loans	3,243,747	117,203	3,360,950	—	24,455	24,455	3,336,495
Lease transactions (*)	280,765	7,564	288,329	—	9,565	9,565	278,764
Other loans and receivables	28,097	1,113	29,210	—	290	290	28,920

Subtotal	3,755,370	133,147	3,888,517	—	35,582	35,582	3,852,935

Consumer loans:
Consumer installment loans	1,715,059	70,945	1,786,004	—	92,217	92,217	1,693,787
Current account overdrafts	174,617	8,215	182,832	—	9,847	9,847	172,985
Credit card debtors	403,394	11,509	414,903	—	18,743	18,743	396,160
Consumer lease transactions (*)	16,760	331	17,091	—	517	517	16,574
Other loans and receivables	77,179	2,955	80,134	—	6,018	6,018	74,116

Subtotal	2,387,009	93,955	2,480,964	—	127,342	127,342	2,353,622

Total	19,951,397	1,074,547	21,025,944	381,239	217,491	598,730	20,427,214

(*)	Lease transactions (commercial, mortgage and consumer) are presented net and total MCh$1,337,041 and MCh$244,173 as of December 31, 2016 and 2015. See detail of periods remaining until maturity in letter e).

Unimpaired Portfolio:

This includes individual debtors in the Normal Portfolio (A1 to A6) or the Substandard Portfolio (B1 to B2). For group evaluations, it includes the Normal Portfolio. For accounting policy, see Note 1) v).

Impaired Portfolio:

This includes individual debtors in the Default Portfolio (C1 to C6) and the Substandard Portfolio (B3 to B4). For group evaluations, it includes the Default Portfolio. For accounting policy, see Note 1) v).

Itaú Corpbanca and Subsidiaries – Consolidated Financial Statements – December 31, 2016	107

As of December 31, 2015	Assets Before Provisions			Provisions
	Unimpaired Portfolio	Impaired Portfolio	Total	Individual Provisions	Group Provisions	Total	Net Assets
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Commercial loans:
Commercial loans	3,518,844	85,677	3,604,521	34,894	6,550	41,444	3,563,077
Foreign trade loans	410,561	18,759	429,320	16,806	33	16,839	412,481
Current account overdrafts	37,180	1,934	39,114	1,063	1,277	2,340	36,774
Factored receivables	56,486	746	57,232	1,169	142	1,311	55,921
Student loans	189,346	10,583	199,929	—	4,264	4,264	195,665
Lease transactions (*)	226,148	22,607	248,755	4,728	162	4,890	243,865
Other loans and receivables	10,409	92	10,501	100	205	305	10,196

Subtotal	4,448,974	140,398	4,589,372	58,760	12,633	71,393	4,517,979

Mortgage loans:
Loans funded with mortgage bonds	15,673	853	16,526	—	52	52	16,474
Loans funded with own resources	8,124	629	8,753	—	38	38	8,715
Other mortgage loans	1,445,704	62,865	1,508,569	—	6,977	6,977	1,501,592
Lease transactions (*)	—	—	—	—	—	—	—
Other loans and receivables	—	—	—	—	—	—	—

Subtotal	1,469,501	64,347	1,533,848	—	7,067	7,067	1,526,781

Consumer loans:
Consumer installment loans	358,288	31,068	389,356	—	21,579	21,579	367,777
Current account overdrafts	110,277	3,390	113,667	—	4,368	4,368	109,299
Credit card debtors	194,064	3,361	197,425	—	5,586	5,586	191,839
Consumer lease transactions (*)	307	2	309	—	1	1	308
Other loans and receivables	—	—	—	—	—	—	—

Subtotal	662,936	37,821	700,757	—	31,534	31,534	669,223

Total	6,581,411	242,566	6,823,977	58,760	51,234	109,994	6,713,983

Guarantees taken by the Bank to secure collections of rights reflected in its loan portfolios are real mortgage-type guarantees (urban and rural property, farm land, ships and aircraft, mining claims and other assets) and pledges (inventory, farm assets, industrial assets, plantings and other pledged assets). As of December 31, 2016 and 2015, the fair value of guarantees taken corresponds to 116.97% and 107.40% of the assets covered, respectively.

In the case of mortgage guarantees, as of December 31, 2016 and 2015, the fair value of the guarantees taken corresponds to 78.27% and 69.75% of the balance receivable on loans, respectively.

The Bank finances its customers’ purchases of assets, including real estate and other personal property, through finance lease agreements that are presented within this item. As of December 31, 2016, the Bank recorded MCh$447,424 in finance leases for chattel property (MCh$159,275 as of December 31, 2015) and MCh$931,502 in finance leases for real estate property (MCh$89,789 as of December 31, 2015).

Itaú Corpbanca and Subsidiaries – Consolidated Financial Statements – December 31, 2016	108

b.	Portfolio Characteristics

The following table details the Bank’s loan portfolio (before provisions) as of December 31, 2016 and 2015, by the customer’s industry sector:

	Domestic Loans		Foreign Loans		Total		Total
	12-31-2016	12-31-2015	12-31-2016	12-31-2015	12-31-2016	12-31-2015	12-31-2016	12-31-2015
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	%	%
Commercial loans:
Manufacturing	902,242	309,141	319,154	135,506	1,221,396	444,647	5.81	6.52
Mining	325,401	157,796	378,039	45,705	703,440	203,501	3.35	2.98
Utilities	787,308	323,299	348,021	—	1,135,329	323,299	5.40	4.74
Agriculture and livestock	180,435	59,093	247,310	59,746	427,745	118,839	2.03	1.74
Forestry	20,128	20,647	15,219	4,499	35,347	25,146	0.17	0.37
Fishing	1,779	1,493	56,991	28,940	58,770	30,433	0.28	0.45
Transportation	487,221	304,228	207,132	6,302	694,353	310,530	3.30	4.55
Telecom	31,396	13,549	48,764	405	80,160	13,954	0.38	0.20
Construction	1,360,769	295,088	264,025	1,234	1,624,794	296,322	7.73	4.34
Wholesale and retail trade	734,433	340,696	980,156	139,949	1,714,589	480,645	8.16	7.04
Services	2,861,252	1,517,587	1,426,121	4,590	4,287,373	1,522,177	20.39	22.31
Other	2,438,895	817,435	234,272	2,444	2,673,167	819,879	12.71	11.93

Subtotal	10,131,259	4,160,052	4,525,204	429,320	14,656,463	4,589,372	69.71	67.17

Mortgage loans	3,360,930	1,533,848	527,587	—	3,888,517	1,533,848	18.49	22.48
Consumer loans	1,353,422	700,757	1,127,542	—	2,480,964	700,757	11.80	10.35

Total	14,845,611	6,394,657	6,180,333	429,320	21,025,944	6,823,977	100.00	100.00

c.	Provisions

Movements in credit risk provisions during the years ended December 31, 2016 and 2015, are detailed as follows:

	Individual Provisions	Group Provisions	Total
	MCh$	MCh$	MCh$
Balances as of January 1, 2016	58,760	51,234	109,994
Portfolio charge-offs
Commercial loans	(52,226)	(23,012)	(75,238)
Mortgage loans	—	(3,953)	(3,953)
Consumer loans	—	(92,103)	(92,103)

Total charge-offs	(52,226)	(119,068)	(171,294)

Provisions recorded	378,503	278,730	657,233
Provisions released	(244,250)	(135,535)	(379,785)
Integration Itaú Corpbanca	297,850	145,097	442,947
Impairment	—	—	—
Provisions used	(57,167)	(1,577)	(58,744)
Exchange differences	(231)	(1,390)	(1,621)

Balances as of December 31, 2016	381,239	217,491	598,730

Itaú Corpbanca and Subsidiaries – Consolidated Financial Statements – December 31, 2016	109

	Individual Provisions	Group Provisions	Total
	MCh$	MCh$	MCh$
Balances as of January 1, 2015	58,536	46,989	105,525
Portfolio charge-offs
Commercial loans	(10,485)	(5,340)	(15,825)
Mortgage loans	—	(424)	(424)
Consumer loans	—	(32,110)	(32,110)

Total charge-offs	(10,485)	(37,874)	(48,359)

Provisions recorded	79,183	116,044	195,227
Provisions released	(67,690)	(73,206)	(140,896)
Integration Itaú Corpbanca	—	—	—
Impairment	—	—	—
Provisions used	(784)	(719)	(1,503)
Exchange differences	—	—	—

Balances as of December 31, 2015	58,760	51,234	109,994

In addition to these provisions for loan losses, the Bank also establishes country risk provisions to hedge foreign transactions as well as additional provisions agreed upon by the board of directors, which are presented within liabilities in Note 20 “Provisions”. Therefore, total credit risk provisions established for different concepts are detailed as follows:

		12-31-2016	12-31-2015
	Note	MCh$	MCh$
Provision Type
Individual	10	381,239	58,760
Group	10	217,491	51,234
Contingent loans (i)	20	35,553	5,515
Contingencies	20	—	392
Country risk (ii)	20	6,851	1,125
Loans and advances to banks	9	212	53

Total		641,346	117,079

i)	In accordance with the SBIF’s Compendium of Accounting Standards, mainly chapters B-1 and B-3, the Bank has calculated provisions for contingent loans. They are recorded in liabilities, specifically within “provisions” (Note 20, letter a).
ii)	Country risk is necessary to cover the risk assumed by maintaining and committing resources to a customer in a foreign country. These provisions are on the basis of country risk ratings made by the Bank in accordance with Chapter 7-13 of the RAN (Note 20, letter b).

d.	Sale of Portfolio

As of December 31, 2016 and 2015, the Bank and its subsidiaries engaged in portfolio purchases and sales. The effect on income of these transactions as a whole does not customarily exceed 5% of before-tax profit for the period. It is recorded within net financial operating income in the Consolidated Statement of Income for the Period, disclosed in Note 26 within “Sale of Loan Portfolio”.

As of December 31, 2016 and 2015, the Bank and its subsidiaries derecognized 100% of its sold portfolio, thus complying with the requirements of the accounting policy for derecognizing financial assets and liabilities in Note 1, letter aa) of the annual Consolidated Financial Statements. This breakdown does not include the sale of loans under Law 20,027, which are presented below.

•	Sale of CAE Portfolio

Itaú Corpbanca and Subsidiaries – Consolidated Financial Statements – December 31, 2016	110

The gain or loss on the sale, excluding the effect of any provisions on these loans, is comprised of MCh$18,332, which is the general gain or loss on the sale included in the Consolidated Statement of Income within net financial operating income, and the difference is recorded in profit or loss based on its period of deferral (MCh$14,739), thus recognizing the equivalent of an effective rate for these transactions, in accordance with IAS 39.

As of December 31, 2016
Sale of Loan Portfolio	Provision	Sales Value	Gain (Loss) on Sale
MCh$	MCh$	MCh$	MCh$
142,636	800	175,707	33,871	(*)

As of December 31, 2015
Sale of Loan Portfolio	Provision	Sales Value	Gain (Loss) on Sale
MCh$	MCh$	MCh$	MCh$
46,405	720	60,324	14,639

SBIF Ruling No. 3,548 (March 2014) specifies the treatment for presenting gains and losses originating from loan portfolio sales, which defines the net profit or loss from the sale of loans (loans and advances to banks and loans to customers) as the difference between the value of cash received (or the fair value of instruments received in consideration) and the net value of loan loss allowances over the transferred assets, recorded as of the date of sale. Income from sales of the charged-off portfolio should also be included in this same line item and not as recovery of charged-off loans.

As of December 31, 2016 and 2015, the Bank sold a portfolio related to Law 20,027 as detailed below. The gain on the sale is recorded in net financial operating income in the Consolidated Statement of Income, disclosed in Note 26 within “Sale of Loan Portfolio”.

	No. of Loans	Par Value	Provision Value	Sales Value	Gain (Loss) on Sale
		MCh$	MCh$	MCh$	MCh$
As of December 31, 2016	72,780	142,636	800	175,707	33,871
As of December 31, 2015	23,662	46,405	720	60,324	14,639

e.	Leases

The maturity of finance leases (presented net) as of December 31, 2016 and 2015, is detailed as follows:

	12-31-2016	12-31-2015
	MCh$	MCh$
Up to one month	18,111	7,599
Between one month and three months	34,617	32,167
Between three months and one year	130,714	50,340
Between one year and three years	248,102	49,743
Between three years and six years	245,034	92,673
More than six years	660,463	11,651

Total	1,337,041	244,173

Itaú Corpbanca and Subsidiaries – Consolidated Financial Statements – December 31, 2016	111

The maturities of the cash flows receivable for finance lease transactions are detailed as follows (gross amounts) as of December 31, 2016 and 2015.

	Total Receivable		Deferred Interest		Net Receivable
	12-31-2016	12-31-2015	12-31-2016	12-31-2015	12-31-2016	12-31-2015
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Up to one month	30,896	8,860	1,782	1,151	29,114	7,709
Between one month and three months	38,246	13,929	3,561	2,145	34,685	11,784
Between three months and one year	146,124	58,952	14,774	8,586	131,350	50,366
Between one year and three years	291,393	108,372	39,983	13,823	251,410	94,549
Between three years and six years	319,920	60,143	69,467	8,629	250,453	51,514
More than six years	1,199,476	38,321	517,562	5,179	681,914	33,142

Total	2,026,055	288,577	647,129	39,513	1,378,926	249,064

	12-31-2016	12-31-2015
	MCh$	MCh$
Commercial lease transactions	1,073,506	248,755
Mortgage lease transactions	288,329	—
Consumer lease transactions	17,091	309

Total	1,378,926	249,064

Itaú Corpbanca and Subsidiaries – Consolidated Financial Statements – December 31, 2016	112

Note 11 - Investment Securities

a.	As of December 31, 2016 and 2015, the Bank records the following instruments as available for sale and held to maturity:

	12-31-2016			12-31-2015
	Available for Sale	Held to Maturity	Total	Available for Sale	Held to Maturity	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Investments quoted on active markets:
Chilean Government and Central Bank instruments
Central Bank instruments	901,239	—	901,239	218,757	—	218,757
Treasury bonds and notes	272,734	—	272,734	32,112	—	32,112
Other government instruments	—	—	—	—	—	—
Other instruments issued in Chile			—			—
Deposit promissory notes	397,898	—	397,898	31,193	—	31,193
Chilean mortgage bonds	76	—	76	—	—	—
Bank bonds	2,607	—	2,607	230,448	—	230,448
Other instruments	32,230	—	32,230	—	—	—
Instruments issued abroad			—			—
Foreign government and central bank instruments	284,444	226,433	510,877	—	—	—
Other instruments issued abroad	162,882	—	162,882	—	—	—
Impairment provision	—	—	—	—	—	—
Investments not quoted on active markets:			—			—
Corporate bonds and commercial paper	—	—	—	—	—	—
Other instruments	—	—	—	—	—	—
Impairment provision	—	—	—	—	—	—

Total	2,054,110	226,433	2,280,543	512,510	—	512,510

(*)	As of December 31, 2016, available-for-sale instruments totaled MCh$351,537 (MCh$90,434 as of December 31, 2015), maturing in less than three months from the date of acquisition. (See Note 5)

The portfolio of available-for-sale instruments as of December 31, 2016, includes an unrealized gain of MCh$14,586 (loss of MCh$1,029 as of December 31, 2015), presented as valuation accounts in equity, distributed between a gain of MCh$11,542 attributable to equity holders and a gain of MCh$3,876 attributable to non-controlling interest (See Note 23g).

b.	Impairment of Investment Securities

The Bank’s portfolio of investment securities presented no impairment as of December 31, 2016 and 2015.

c.	All investments quoted on inactive markets that are classified as available for sale have been recorded at fair value.

Itaú Corpbanca reviewed the instruments with unrealized losses as of December 31, 2016 and 2015, and concluded that they were not more than temporarily impaired. Therefore, no adjustments to profit or loss for the period are needed.

Itaú Corpbanca and Subsidiaries – Consolidated Financial Statements – December 31, 2016	113

Unrealized gains and losses on the available-for-sale portfolio as of December 31, 2016 and 2015, are as follows:

	12-31-2016
	Carrying	Positive MtM	Negative MtM
	Amount	Adjustment	Adjustment	Total
	MCh$	MCh$	MCh$	MCh$
Investments quoted on active markets:
Chilean Government and Central Bank instruments
Central Bank instruments	898,579	2,708	(48)	901,239
Treasury bonds and notes	272,860	558	(684)	272,734
Other government instruments	—	—	—	—
Other instruments issued in Chile
Deposit promissory notes	397,804	105	(11)	397,898
Chilean mortgage bonds	76	—	—	76
Bank bonds	2,586	21	—	2,607
Other instruments	31,823	454	(47)	32,230
Instruments issued abroad
Foreign government and Central Bank instruments	271,179	14,416	(1,151)	284,444
Other instruments issued abroad	164,617	35	(1,770)	162,882
Impairment provision	—	—	—	—
Investments not quoted on active markets:
Corporate bonds and commercial paper	—	—	—	—
Other instruments	—	—	—	—
Impairment provision	—	—	—	—

Total	2,039,524	18,297	(3,711)	2,054,110

12-31-2015
	Carrying	Positive MtM	Negative MtM
	Amount	Adjustment	Adjustment	Total
	MCh$	MCh$	MCh$	MCh$
Investments quoted on active markets:
Chilean Government and Central Bank instruments
Central Bank instruments	219,090	99	(432)	218,757
Treasury bonds and notes	32,224	16	(128)	32,112
Other government instruments	—	—	—	—
Other instruments issued in Chile				—
Deposit promissory notes	31,205	—	(12)	31,193
Chilean mortgage bonds	—	—	—	—
Bank bonds	231,020	1	(573)	230,448
Other instruments	—	—	—	—
Instruments issued abroad				—
Foreign government and Central Bank instruments	—	—	—	—
Other instruments issued abroad	—	—	—	—
Impairment provision	—	—	—	—
Investments not quoted on active markets:				—
Corporate bonds and commercial paper	—	—	—	—
Other instruments	—	—	—	—
Impairment provision	—	—	—	—

Total	513,539	116	(1,145)	512,510

Itaú Corpbanca and Subsidiaries – Consolidated Financial Statements – December 31, 2016	114

d.	Investments in available-for-sale instruments are classified as follows within the fair value hierarchy (See Note 34):

	12-31-2016
	Level 1	Level 2	Level 3	Total
	MCh$	MCh$	MCh$	MCh$
Investments quoted on active markets:
Chilean Government and Central Bank instruments
Central Bank instruments	901,239	—	—	901,239
Treasury bonds and notes	272,734		—	272,734
Other government instruments	—	—	—	—
Other instruments issued in Chile				—
Deposit promissory notes	—	397,898	—	397,898
Chilean mortgage bonds	—	76	—	76
Bank bonds	—	2,607	—	2,607
Other instruments	—	32,230	—	32,230
Instruments issued abroad				—
Foreign government and Central Bank instruments	150,009	134,435	—	284,444
Other instruments issued abroad	156,045	6,837	—	162,882
Impairment provision	—	—	—	—
Investments not quoted on active markets:				—
Corporate bonds and commercial paper	—	—	—	—
Other instruments	—	—	—	—
Impairment provision	—	—	—	—

Total	1,480,027	574,083	—	2,054,110

	12-31-2015
	Level 1	Level 2	Level 3	Total
	MCh$	MCh$	MCh$	MCh$
Investments quoted on active markets:
Chilean Government and Central Bank instruments
Central Bank instruments	218,757	—	—	218,757
Treasury bonds and notes	32,112	—	—	32,112
Other government instruments	—	—	—	—
Other instruments issued in Chile				—
Deposit promissory notes	31,193	—	—	31,193
Chilean mortgage bonds	—	—	—	—
Bank bonds	230,448	—	—	230,448
Other instruments	—	—	—	—
Instruments issued abroad				—
Foreign government and Central Bank instruments	—	—	—	—
Other instruments issued abroad	—	—	—	—
Impairment provision	—	—	—	—
Investments not quoted on active markets:				—
Corporate bonds and commercial paper	—	—	—	—
Other instruments	—	—	—	—
Impairment provision	—	—	—	—

Total	512,510	—	—	512,510

Itaú Corpbanca and Subsidiaries – Consolidated Financial Statements – December 31, 2016	115

Note 12 - Investments in Other Companies

The Bank’s investments in other companies as of December 31, 2016 and 2015, are detailed as follows:

	12-31-2016			12-31-2015
Company	Ownership Interest (%)	MCh$		Ownership Interest (%)	MCh$
Nexus S.A.	12.90000	1,057		—	—
Transbank S.A.	8.72000	3,617		0.000002	16
Combanc S.A.	9.18000	344		2.890000	86
Redbanc S.A.	2.50000	110		0.001580	—
Sociedad Interbancaria de Depósitos de Valores S.A.	9.40000	132		5.492524	57
Imerc OTC S.A.	8.66000	1,012		1.160000	147
Deceval S.A.	10.76000	4,906	(i)	—	—
A.C.H Colombia	4.21000	378	(i)	—	—
Redeban Multicolor S.A.	1.60000	234	(i)	—	—
Cámara de Compensación Divisas de Col. S.A.	3.72000	53	(i)	—	—
Cámara de Riesgo Central de Contraparte S.A.	2.43000	171	(i)	—	—
Servibanca - Tecnibanca	4.53000	1,003	(i)	—	—
Share of Bolsa de Comercio de Santiago	4.16660	4,015		2.083300	2,169
Share of Bolsa Electrónica de Chile	2.43900	103		—	—
Bolsa de Valores de Colombia	0.00670	492	(i)	—	—
Credibanco	6.37000	2,271		—	—
Fogacol	150,000 units	69	(i)	—	—

Total		19,967			2,475

i)	This corresponds to investments in other companies made by the Colombian Subsidiaries.

For the years ended December 31, 2016 and 2015, the Bank received dividends from the following companies:

	12-31-2016	12-31-2015
	MCh$	MCh$
Dividends received	544	226

Total	544	226

Movements in these investments for the periods ended December 31, 2016 and December 31, 2015, are detailed as follows:

	12-31-2016		12-31-2015
	MCh$		MCh$
Opening carrying amount as of January 1	2,475		2,923
Investments acquired	2,692	(ii)	2
Integration Itaú Corpbanca	15,044	(i)
Investments sold	(108)		—
Exchange differences	244		—
Change for fair value adjustment with effect on equity	(380)		(450)

Total	19,967		2,475

i)	Corresponds to investments in other companies held by Corpbanca and subsidiaries in accordance with the business combination process (See Note 2).
ii)	Corresponds to investments acquired other than in a business combination (described in preceding point), including the acquisition of 1,641,559 shares of Transbank for a total of MCh$351, the purchase of 282 shares of Combanc for MCh$70, and recognition of an interest of MCh$2,271 in Credibanco, which was transformed from a non-profit foundation to a simplified corporation in December 2016.

Itaú Corpbanca and Subsidiaries – Consolidated Financial Statements – December 31, 2016	116

Note 13 - Intangible Assets

a.	As of December 31, 2016 and 2015, this account is detailed as follows:

As of December 31, 2016

Item	Useful Life (Years)	Remaining Life (Years)	Net Assets as of 1-1-2016	Gross Assets	Accumulated Amortization	Net Assets
			MCh$	MCh$	MCh$	MCh$
Integrated Banking System	15	2	—	9,825	(8,611)	1,214
Computer Software or Systems	3	2	49,960	152,560	(66,450)	86,110
IT Projects and Licenses	8	6	—	42,447	(21,147)	21,300
Arising from Business Combination			899	1,580,030	(31,857)	1,548,173
-Goodwill				1,188,447	—	1,188,447
-Trademarks	10	10	—	51,449	(4,240)	47,209
-Customer relationships	12	12	899	96,674	(6,847)	89,827
-Core deposit	9	9	—	243,460	(20,770)	222,690
Other projects	10	2	950	3,645	(2,828)	817

Total			51,809	1,788,507	(130,893)	1,657,614

As of December 31, 2015

Item	Useful Life (Years)	Remaining Life (Years)	Net Assets as of 1-1-2015	Gross Assets	Accumulated Amortization	Net Assets
			MCh$	MCh$	MCh$	MCh$
Integrated Banking System			—	—	—	—
Computer Software or Systems	6	1	42,830	73,554	(23,594)	49,960
IT Projects and Licenses			—	—	—	—
Arising from Business Combination			989	1,284	(385)	899
-Goodwill			—	—	—	—
-Licenses			—	—	—	—
-Trademarks			—	—	—	—
-Customer relationships	14	10	989	1,284	(385)	899
-Other intangible assets			—	—	—	—
Other projects	6	2	1,102	1,520	(570)	950

Total			44,921	76,358	(24,549)	51,809

b.	Movements of gross intangible assets as of December 31, 2016 and 2015, are detailed as follows:

	Integrated Banking System	Computer Software or Systems	IT Projects and Licenses	Arising from Business Combination	Goodwill	Other Projects	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
January 1, 2016	—	73,554	—	1,284	—	1,520	76,358
Acquisitions	511	80,509	738	—	—	—	81,758
Integration Itaú Corpbanca	9,342	81,446	41,714	319,733	338,909	2,239	793,383
Additions resulting from business combination	—	—	—	389,558	1,187,448	—	1,577,006
Retirements	—	(83,205)	—	(319,733)	(338,909)	(532)	(742,379)
Exchange differences	(28)	312	(5)	741	999	—	2,019
Other	—	(56)	—	—	—	418	362

Balances as of December 31, 2016	9,825	152,560	42,447	391,583	1,188,447	3,645	1,788,507

	Integrated Banking System	Computer Software or Systems	IT Projects and Licenses	Arising from Business Combination	Goodwill	Other Projects	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
January 1, 2015	—	61,285	—	1,284	—	1,520	64,089
Acquisitions	—	12,269	—	—	—	—	12,269
Retirements	—	—	—	—	—	—	—
Exchange differences	—	—	—	—	—	—	—
Other	—	—	—	—	—	—	—

Balances as of December 31, 2015	—	73,554	—	1,284	—	1,520	76,358

Itaú Corpbanca and Subsidiaries – Consolidated Financial Statements – December 31, 2016	117

c.	Movements of accumulated amortization of intangible assets as of December 31, 2016 and 2015, are detailed as follows:

	Integrated Banking System	Computer Software or Systems	IT Projects and Licenses	Arising from Business Combination	Goodwill	Other Projects	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
January 1, 2016		(23,594)		(385)	—	(570)	(24,549)
Amortization for the year	(855)	(13,727)	(3,693)	(31,431)	—	(152)	(49,858)
Integration Itaú Corpbanca	(7,755)	(29,184)	(17,452)	(49,762)	—	(1,688)	(105,841)
Retirements	—	—	—	49,762	—	—	49,762
Exchange differences	—	—	—	(41)	—	—	(41)
Other	(1)	55	(2)	—	—	(418)	(366)

Balances as of December 31, 2016	(8,611)	(66,450)	(21,147)	(31,857)	—	(2,828)	(130,893)

	Integrated Banking System	Computer Software or Systems	IT Projects and Licenses	Arising from Business Combination	Goodwill	Other Projects	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
January 1, 2015		(18,455)	—	(295)	—	(418)	(19,168)
Amortization for the year	—	(5,139)	—	(90)	—	(152)	(5,381)
Exchange differences	—	—	—	—	—	—	—
Other	—	—	—	—	—	—	—

Balances as of December 31, 2015	—	(23,594)	—	(385)	—	(570)	(24,549)

As of December 31, 2016 and 2015, licenses acquired during the period are detailed as follows:

Licenses	12-31-2016	12-31-2015
	MCh$	MCh$
IBM licenses	851	510
Microsoft licenses	726	—
ULA licenses	426	—
BMC Service Management licenses	—	276
VMWare View 4 Enterprise + Gold licenses	—	253

Itaú Corpbanca and Subsidiaries – Consolidated Financial Statements – December 31, 2016	118

d.	Impairment

At each reporting date, Itaú Corpbanca will evaluate whether there is any indication of impairment of any asset. Should any such indication exist, or when impairment testing is required, the entity will estimate the asset’s recoverable amount.

The entity will conduct impairment testing on an annual basis for intangible assets with indefinite useful lives, as well as intangible assets that are not yet available for use, by comparing their carrying amount with their recoverable amount. Impairment testing can be carried out at any time during the year, as long as it takes place at the same time each year. Impairment testing of different intangible assets can take place on different dates. However, if that intangible asset had been recognized initially during the current period, it will be tested for impairment before the year ends.

Impairment of goodwill is determined by evaluating the recoverable amount of each cash generating unit (or group) to which goodwill is allocated. Where the recoverable amount of the cash generating unit is less than its carrying amount, an impairment loss is recognized; goodwill acquired in a business combination shall be distributed as of the acquisition date among the CGUs or group of CGUs of the acquirer that are expected to benefit from the synergies of the business combination, regardless of whether other of the acquiree’s assets or liabilities are allocated to these units. Impairment losses relating to goodwill cannot be reversed in future periods.

In accordance with IAS 36 “Impairment of Assets”, annual impairment testing is permitted for a CGU to which goodwill has been allocated, or at any time for intangible assets with indefinite useful lives, as long as they are carried out at the same time each year. Different cash generating units and different intangible assets can be tested for impairment at different times during the year.

Impairment testing was conducted and no impairment was identified.

e.	Restrictions

As of December 31, 2016 and 2015, Itaú Corpbanca and its subsidiaries have no restrictions on intangible assets. In addition, no intangible assets have been given in guarantee for performance of any obligations. There are also no amounts owed by the Bank on intangible assets as of the aforementioned dates.

Itaú Corpbanca and Subsidiaries – Consolidated Financial Statements – December 31, 2016	119

Note 14 - Property, Plant and Equipment

a.	As of December 31, 2016 and 2015, this account is detailed as follows:

As of December 31, 2016

Item	Useful Life (Years)	Remaining Life (Years)	Net Assets as of 01.01.2016	Gross Assets	Accumulated Depreciation	Net Assets
			MCh$	MCh$	MCh$	MCh$
Buildings and land	25	17	16,778	107,989	(29,955)	78,034
Equipment	5	2	6,724	62,007	(36,010)	25,997
Other	8	4	10,468	42,726	(25,714)	17,012
- Furnishings			1,011	26,513	(18,095)	8,418
- Leased assets			—	338	(288)	50
- Other			9,457	15,875	(7,331)	8,544

Total			33,970	212,722	(91,679)	121,043

As of December 31, 2015

Item	Useful Life (Years)	Remaining Life (Years)	Net Assets as of 01.01.2015	Gross Assets	Accumulated Depreciation	Net Assets
			MCh$	MCh$	MCh$	MCh$
Buildings and land	24	21	17,037	18,808	(2,030)	16,778
Equipment	5	2	5,183	15,876	(9,152)	6,724
Other	7	2	12,557	31,533	(21,065)	10,468
- Furnishings			5,961	6,145	(5,134)	1,011
- Leased assets			—	—	—	—
- Other			6,596	25,388	(15,931)	9,457

Total			34,777	66,217	(32,247)	33,970

The useful life presented in the following tables is the residual useful life of the Bank’s property, plant and equipment. The total useful life was determined based on expected use given the quality of the original construction, the environment where the assets are located, the quality and extent of maintenance performed, and appraisals prepared by external specialists independent from the Bank.

b.	Movements of gross property, plant and equipment as of December 31, 2016 and 2015, are detailed as follows:

	Buildings and Land	Equipment	Other	Total
	MCh$	MCh$	MCh$	MCh$
January 1, 2016	18,808	15,876	31,533	66,217
Integration Itaú Corpbanca	75,797	42,354	21,629	139,780
Acquisitions	11,002	7,091	5,306	23,399
Sales and/or retirements during the year	(13,206)	(3,423)	(283)	(16,912)
Exchange differences	170	110	29	309
Other	15,418	(1)	(15,488)	(71)

Balances as of December 31, 2016	107,989	62,007	42,726	212,722

	Buildings and Land	Equipment	Other	Total
	MCh$	MCh$	MCh$	MCh$
January 1, 2015	18,808	12,780	31,032	62,620
Acquisitions	—	3,497	715	4,212
Sales and/or retirements during the year	—	(401)	(214)	(615)
Exchange differences	—	—	—	—
Other	—	—	—	—

Balances as of December 31, 2015	18,808	15,876	31,533	66,217

Itaú Corpbanca and Subsidiaries – Consolidated Financial Statements – December 31, 2016	120

c.	Movements of accumulated depreciation of property, plant and equipment as of December 31, 2016 and 2015, are detailed as follows:

	Buildings and Land	Equipment	Other	Total
	MCh$	MCh$	MCh$	MCh$
January 1, 2016	(2,030)	(9,152)	(21,065)	(32,247)
Integration Itaú Corpbanca	(13,855)	(24,500)	(11,210)	(49,565)
Depreciation for the year	(5,047)	(5,281)	(3,506)	(13,834)
Sales and/or retirements during the year	732	3,006	259	3,997
Exchange differences	(52)	(84)	(38)	(174)
Impaired	—	(351)	—	(351)
Other	(9,703)	352	9,846	495

Balances as of December 31, 2016	(29,955)	(36,010)	(25,714)	(91,679)

	Buildings and Land	Equipment	Other	Total
	MCh$	MCh$	MCh$	MCh$
January 1, 2015	(1,771)	(7,597)	(18,475)	(27,843)
Depreciation for the year	(259)	(1,555)	(2,590)	(4,404)
Sales and/or retirements during the year	—	—	—	—
Exchange differences	—	—	—	—
Other	—	—	—	—

Balances as of December 31, 2015	(2,030)	(9,152)	(21,065)	(32,247)

d.	As of December 31, 2016 and 2015, the Bank has operating lease agreements that cannot be terminated unilaterally. Information on future payments is detailed as follows:

Future Operating Lease Payments
Land, Buildings and Equipment
	Up to 1 Year	1 to 5 Years	More than 5 Years	Total
	MCh$	MCh$	MCh$	MCh$
As of December 31, 2016	24,599	100,482	15,900	140,981
As of December 31, 2015	15,980	106,202	—	122,182

e.	As of December 31, 2016 and 2015, the Bank has finance lease agreements that cannot be terminated unilaterally. Information on future payments is detailed as follows:

Future Finance Lease Payments
Land, Buildings and Equipment
	Up to 1 Year	1 to 5 Years	More than 5 Years	Total
	MCh$	MCh$	MCh$	MCh$
As of December 31, 2016	46,540	189,623	47,406	283,569
As of December 31, 2015	—	—	—	—

f.	As of December 31, 2016 and 2015, the Bank and its subsidiaries have no restrictions on property, plant and equipment. In addition, no property, plant and equipment have been given in guarantee for performance of any obligations. There are also no amounts owed by the Bank on property, plant and equipment as of the aforementioned dates.

Itaú Corpbanca and Subsidiaries – Consolidated Financial Statements – December 31, 2016	121

Note 15 - Current and Deferred Taxes

a.	Current Taxes

As of each year end, the Bank has established a corporate income tax provision, determined in accordance with current tax laws. The provision is recorded in assets net of recoverable taxes of MCh$162,410 as of December 31, 2016, (MCh$7,732 in December 2015), detailed as follows:

a.1. Current taxes

	12-31-2016
	Chile	New York	Colombia
	MCh$	MCh$	MCh$
Current tax assets	155,369	770	34,352
Current tax liabilities	(17,672)	—	(10,409)

Total, net	137,697	770	23,943

Assets	190,491
Liabilities	(28,081)

Total	162,410

	12-31-2015
	Chile	New York	Colombia
	MCh$	MCh$	MCh$
Current tax assets	21,981	—	—
Current tax liabilities	(14,249)	—	—

Total, net	7,732	—	—

Assets	21,981
Liabilities	(14,249)

Total	7,732

a.2 Current taxes by geographic area

	12-31-2016
	Chile	New York	Colombia
	MCh$	MCh$	MCh$
Income tax (rate of 24%)	17,672	—	10,409

Less:
Monthly provisional tax payments	(153,330)	(770)	(32,232)
Property tax credit	—	—	—
Credits for training expenses	(603)	—	—
Donation credits	(538)	—	—
Other recoverable taxes	(898)	—	(2,120)

Total	(137,697)	(770)	(23,943)

Itaú Corpbanca and Subsidiaries – Consolidated Financial Statements – December 31, 2016	122

	12-31-2015
	Chile	New York	Colombia
	MCh$	MCh$	MCh$
Income tax (rate of 22.5%)	14,249	—	—

Less:
Monthly provisional tax payments	(21,291)	—	—
Property tax credit	—	—	—
Credits for training expenses	(403)	—	—
Donation credits	(243)	—	—
Other recoverable taxes	(44)	—	—

Total	(7,732)	—	—

b.	Income Tax Expense

The Bank’s tax expense recorded for the periods ended December 31, 2016 and 2015, is detailed as follows:

	As of December 31,
	2016	2015
	MCh$	MCh$
Income tax expense:
Current year taxes	(19,326)	(14,249)
Credit (charge) for deferred taxes:
Origin and reversal of temporary differences	33,972	(554)

Subtotal	14,646	(14,803)

Other	(211)	(2,048)

Net charge to profit (loss) for income taxes	14,435	(16,851)

c.	Reconciliation of Effective Tax Rate

The following table reconciles the income tax rate to the effective rate applied to determine the Bank’s income tax expense as of December 31, 2016 and 2015.

The nominal tax rates of the countries where consolidated subsidiaries are located are:

	2016	2015
	Rate	Rate
Chile	24.0%	22.5%
Colombia	40.0%	39.0%
United States	34.0%	34.0%

Itaú Corpbanca and Subsidiaries – Consolidated Financial Statements – December 31, 2016	123

	As of December 31,
	2016		2015
	Tax Rate	Amount	Tax Rate	Amount
	%	MCh$	%	MCh$
Calculation of statutory rate	24.00	(4,041)	22.50	27,225
Permanent and other differences (*)	9.73	(1,638)	(10.42)	(12,608)
Effect of rate change Chile	23.49	(3,955)	0.02	26
Effect of rate change Colombia	13.97	(2,352)	—	—
Effect of rates New York subsidiary (**)	13.29	(2,238)	—	—
Effect of rates Colombia (**)	22.06	(3,714)	—	—
Other	—	—	0.16	201
Adjustment to prior period taxes	(20.82)	3,503	1.65	2,007

	85.72	(14,435)	13.91	16,851

(*)	This line contains the effects of the variation in the observed dollar that affects the valuation of the tax investment of companies in Colombia and the New York branch.
(**)	This line reflects the differences in tax rates in other jurisdictions, based on the Bank’s consolidated results.

d.	Tax Effect on Other Comprehensive Income.

The effects of deferred taxes on the Bank’s other comprehensive income are detailed as follows:

d.1 Tax effect on other comprehensive income that will be reclassified to profit in subsequent periods:

	12-31-2016	12-31-2015
	MCh$	MCh$
Financial assets available for sale	(4,025)	(218)
Net investment hedge	(2,685)	—
Cash flow hedge	1,345	—

Total charge to other comprehensive income (loss)	(5,365)	(218)

d.2 Other comprehensive income that will not be reclassified to profit in subsequent years:

	12-31-2016	12-31-2015
	MCh$	MCh$
Revaluation of defined benefit obligations	—	—
Income taxes on defined benefit obligations	1,090	—

Total charge to other comprehensive income (loss)	1,090	—

Itaú Corpbanca and Subsidiaries – Consolidated Financial Statements – December 31, 2016	124

e.	Effect of Deferred Taxes

The effects of deferred taxes by geographic area are detailed as follows:

e.1 Deferred taxes

The effects of deferred taxes on asset and liability accounts are detailed as follows:

	12-31-2016			12-31-2015
	Assets	Liabilities	Net	Assets	Liabilities	Net
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Credit risk provisions	103,632	(5,779)	97,853	34,158	(5,785)	28,373
Interest and indexation past due portfolio	6,958	—	6,958	1,250	—	1,250
Unaccrued price difference	142	—	142	193	—	193
Personnel provisions	10,641	—	10,641	4,649	—	4,649
Miscellaneous provisions	32,046	—	32,046	1,071	—	1,071
Subsidiary tax loss	15,259	—	15,259	—	—	—
Net tax value of amortizable assets	19,197	—	19,197	15,754	—	15,754
Depreciation of property, plant and equipment	—	(27,772)	(27,772)	—	(21,874)	(21,874)
Lease division and others	62,448	(37,454)	24,994	51,779	(65,894)	(14,115)
Market value of financial instruments	—	(40,543)	(40,543)	—	(2,369)	(2,369)
Intangible assets CorpBanca Colombia	—	(1,878)	(1,878)	—	—	—

Intangible assets mercantile credit CorpColombia	67	—	67	—	—	—
Business combination CorpBanca	28,468	(92,847)	(64,379)	—	—	—
Other	8,193	(5,344)	2,849	1,190	(526)	664

Total deferred tax assets	287,051	(211,617)	75,434	110,044	(96,448)	13,596

e.2 Deferred taxes by geographic area

	As of December 31, 2016
	Chile	New York	Colombia	Total
	MCh$	MCh$	MCh$	MCh$
Deferred tax assets	208,502	25,429	53,120	287,051
Deferred tax liabilities	(117,241)	—	(94,376)	(211,617)

Net total by geographic area	91,261	25,429	(41,256)	75,434

Assets	287,051
Liabilities	(211,617)

	As of December 31, 2015
	Chile	New York	Colombia	Total
	MCh$	MCh$	MCh$	MCh$
Deferred tax assets	110,044	—	—	110,044
Deferred tax liabilities	(96,448)	—	—	(96,448)

Net total by geographic area	13,596	—	—	13,596

Assets	110,044
Liabilities	(96,448)

Itaú Corpbanca and Subsidiaries – Consolidated Financial Statements – December 31, 2016	125

The effects of deferred tax assets and liabilities assigned as a result of temporary differences are detailed by geographic area as follows:

	12-31-2016
	Chile	New York	Colombia
	MCh$	MCh$	MCh$
Credit risk provisions	73,019	8,846	15,988
Interest and indexation past due portfolio	6,958	—	—
Unaccrued price difference	142	—	—
Personnel provisions	4,322	577	5,742
Miscellaneous provisions	8,203	1,399	5,122
Subsidiary tax loss	1,202	13,967	17,412
Net tax value of amortizable assets	18,557	—	—
Depreciation of property, plant and equipment	(23,864)	—	(3,908)
Lease division and others	19,823	—	5,171
Market value of financial instruments	(12,554)	—	(27,989)

Intangible assets CorpBanca Colombia	(1,512)	—	(366)
Intangible assets mercantile credit CorpColombia	—	—	67
Business combination CorpBanca	(8,652)	—	(55,727)
Other	5,617	640	(2,768)

Total asset (liability), net	91,261	25,429	(41,256)

Assets	287,051
Liabilities	(211,617)

	12-31-2015
	Chile	New York	Colombia
	MCh$	MCh$	MCh$
Credit risk provisions	28,373	—	—
Interest and indexation past due portfolio	1,250	—	—
Unaccrued price difference	193	—	—
Personnel provisions	4,649	—	—
Miscellaneous provisions	1,071	—	—
Net tax value of amortizable assets	15,754	—	—
Depreciation of property, plant and equipment	(21,874)	—	—
Lease division and others	(14,115)	—	—
Market value of financial instruments	(2,369)	—	—
Other	664	—	—

Total asset (liability), net	13,596	—	—

Assets	110,044
Liabilities	(96,448)

f.	Effect of Joint Ruling 3,478 (SBIF) and 47 (Chilean Internal Revenue Service)

The information presented does not include the operations of entities that are consolidated in the financial statements nor factoring or lease transactions but only those of the taxpaying Bank as of December 31, 2016 and 2015.

Itaú Corpbanca and Subsidiaries – Consolidated Financial Statements – December 31, 2016	126

Total book and tax basis assets must be reported, notwithstanding the fact that the operations are not related to each other or they do not correspond to what should be included in the columns of the past-due portfolio. The Company details these operations as follows:

		Tax Value of Assets
A. Loans to customers as of 12.31.2016	Carrying Amount of Assets	Total	Secured Past- Due Portfolio	Unsecured Past-Due Portfolio
	MCh$	MCh$	MCh$	MCh$
Commercial loans	10,208,550	10,234,918	46,021	29,698
Mortgage loans	3,361,896	3,361,896	2,750	142
Consumer loans	1,352,572	1,352,572	2,407	16,194

Total	14,923,018	14,949,386	51,178	46,034

B. Provisions for Past-Due Portfolio	Balance as of 12-31-2015	Charge-offs Against Provisions	Provisions Recorded	Provisions Released	Balance as of 12-31-2016
	MCh$	MCh$	MCh$	MCh$	MCh$
Commercial loans	13,421	(14,750)	59,485	(28,458)	29,698
Mortgage loans	—	0	545	(403)	142
Consumer loans	10,682	(14,530)	30,227	(10,185)	16,194

Total	24,103	(29,280)	90,257	(39,046)	46,034

C. Direct Charge-offs and Recoveries		D. Application of Art. 31, No. 4, Paragraphs 1 and 3	MCh$
Direct charge-offs Art. 31, No. 4, paragraph 2	65,000	Charge-offs, paragraph 1	—
Relief that gave rise to release of provisions	—	Relief, paragraph 3	—
Recovery or renegotiation of charged-off loans	16,240

		Tax Value of Assets
A. Loans to customers as of 12.31.2015	Carrying Amount of Assets	Total	Secured Past- Due Portfolio	Unsecured Past-Due Portfolio
	MCh$	MCh$	MCh$	MCh$
Commercial loans	4,212,510	4,264,161	6,123	13,421
Mortgage loans	674,598	695,569	2,133	10,682
Consumer loans	1,526,781	1,533,848	—	—

Total	6,413,889	6,493,578	8,256	24,103

B. Provisions for Past-Due Portfolio	Balance as of 12-31-2014	Charge-offs Against Provisions	Provisions Recorded	Provisions Released	Balance as of 12-31-2015
	MCh$	MCh$	MCh$	MCh$	MCh$
Commercial loans	9,029	5,779	45,261	35,090	13,421
Mortgage loans	10,234	8,514	42,305	33,343	10,682
Consumer loans	—	—	—	—	—

Total	19,263	14,293	87,566	68,433	24,103

C. Direct Charge-offs and Recoveries		D. Application of Art. 31, No. 4, Paragraphs 1 and 3	MCh$
Direct charge-offs Art. 31, No. 4, paragraph 2	30,717	Charge-offs, paragraph 1	—
Relief that gave rise to release of provisions	—	Relief, paragraph 3	—
Recovery or renegotiation of charged-off loans	7,896

Itaú Corpbanca and Subsidiaries – Consolidated Financial Statements – December 31, 2016	127

Note 16 - Other Assets

a.	As of December 31, 2016 and 2015, this account is detailed as follows:

	12-31-2016	12-31-2015
	MCh$	MCh$
Leased assets (5)	29,017	2,341
Assets awarded and recovered (6)	15,611	1,726
Assets received in lieu of payment	27,413	780
Provisions for assets received in lieu of payment	(14,543)	(108)

Assets awarded in court-ordered public auction	2,741	1,054
Other assets	416,671	133,387
Cash deposits as collateral	28,847	77,816
Accounts and notes receivable (2)	84,748	15,794
Rights for brokerage transactions	33,170	20,198
Macrohedge valuation adjustments	18,196	9,355
Lease prepayments (1)	10,181	—
Prepaid expenses (3)	5,715	763
Projects in development (4)	7,939	—
Threshold effect guarantees (7)	167,148	—
Receivable from SBIF (8)	21,765	—
Fair value assets SMU CORP (9)	18,317	—
Elimination upon consolidation SMU CORP (9)	(8)	—
Other	20,653	9,461

Total	461,299	137,454

(1)	Leases prepaid to SMU S.A. for ATM space. (See Note 33, letter b) to these financial statements.)
(2)	This includes rights and accounts that fall outside the Bank’s line of business such as tax credits, cash guarantee deposits and other balances pending collections.
(3)	It incorporates payments made for different services that will be received (leases, insurance and others) that have not yet been accrued.
(4)	IT projects and other projects in progress.
(5)	Property, plant and equipment to be given under finance lease.
(6)	Assets received in lieu of payment are assets received as payment of past-due debts of customers. The set of assets held by the Bank that were acquired in lieu of payment should at no time exceed 20% of the Bank’s regulatory capital. These assets currently represent 0.9% (0.2% as of December 31, 2015) of the Bank’s regulatory capital.

Assets awarded in court-ordered auctions are assets that have been awarded in court-ordered auctions to pay debts previously contracted with the Bank. Assets awarded in court-ordered auctions are not subject to the previously mentioned margin. These properties are available-for-sale assets. For the majority of the assets, the Bank expects to complete the sale within one year of the date on which the asset was received or acquired. If the asset is not sold during the course of a year, it must be charged off.

Provisions are also recorded for the difference between the initial value of these assets and their realizable value when the former is greater.

(7)	Guarantees for financial transactions.
(8)	As of December 31, 2016, the Bank recorded a guarantee of MCh$21,765, in conformity with Ruling No. 16191 dated December 30, 2015, in which the SBIF imposed a fine on CorpBanca for allegedly violating credit margins. This amount was deposited on January 8, 2016, in a special current account maintained by the SBIF at Banco del Estado de Chile, and, in conformity with article 23 of the GBL, it will remain there while the motion for review is pending ruling from the Santiago Court of Appeals. See Note 3, section “Itaú Corpbanca” , letter g).
(9)	Corresponds to the fair value of the assets of SMUCorp and the elimination upon consolidation.

Itaú Corpbanca and Subsidiaries – Consolidated Financial Statements – December 31, 2016	128

b.	Movements in the provision for assets received or awarded in lieu of payment for the years ended December 31, 2016 and 2015, are detailed as follows:

Accumulated Amortization and Impairment	Provisions for Assets Received in Lieu of Payment
MCh$
Balance as of January 1, 2016	(108)
Provisions released	226
Provisions recorded	(9,614)
Integration Itaú Corpbanca	(5,373)
Exchange differences	326

Balance as of December 31, 2016	(14,543)

Balance as of January 1, 2015	(96)
Provisions released	(408)
Provisions recorded	169
Provisions used	227
Exchange differences	—

Balance as of December 31, 2015	(108)

Itaú Corpbanca and Subsidiaries – Consolidated Financial Statements – December 31, 2016	129

Note 17 - Demand and Time Deposits and Other Obligations

a.	As of December 31, 2016 and 2015, demand deposits and other obligations are detailed as follows:

	12-31-2016	12-31-2015
	MCh$	MCh$
Current accounts	2,591,618	769,258
Other demand deposits and accounts	1,536,294	76,054
Payments in advance from customers	161,878	68,036
Other demand balances payable	163,401	68,001

Total	4,453,191	981,349

b.	As of December 31, 2016 and 2015, time deposits and other borrowings are detailed as follows:

	12-31-2016	12-31-2015
	MCh$	MCh$
Time deposits	11,549,010	3,952,573
Term savings accounts	32,425	—
Other term balances payable	275	—

Total	11,581,710	3,952,573

Itaú Corpbanca and Subsidiaries – Consolidated Financial Statements – December 31, 2016	130

Note 18 - Borrowings from Financial Institutions

a.	As of December 31, 2016 and 2015, borrowings from financial institutions are detailed as follows:

	12-31-2016	12-31-2015
	MCh$	MCh$
Loans from Foreign Financial Institutions
Standard Chartered Bank	139,702	21,622
Commerzbank AG	83,876	39,138
Wells Fargo Bank, N.A.	281,670	184,667
Corporacion Interamericana de Inversiones USA	2,981	50,791
Citibank N.A.	113,450	46,524
Findeter S.A - Financiera del Desarrollo Territorial	61,763	—
Sumitomo Mitsui Banking Corporation	144,536	47,561
Bancoldex S.A - Banco de Comercio Exterior de Colombia S.A	51,327	—
Export Development Canada	—	35,437
Bank of America, N.A.	200,430	53,215
Deutsche Bank	—	44,476
Bank of Montreal	79,088	—
Wachovia Bank N.A.	5	872
Corporacion Andina de Fomento	33,170	—
Bank of New York	—	17,790
Bank of Nova Scotia	15,018	28,424
IFC Corp Financiera Internacional	133,962	—
Cobank CB	40,182	—
Scotiabank Canada	30,141	—
Banco Crédito del Peru	59,444	—
HSBC England	—	—
HSBC USA	26,792	24,925
Deg Deutsche Investitions	12,057	19,090
Ing Bank NV	10,019	17,771
Landes Bank Badén	—	7,111
BHF Bank Alemania	—	7,114
Bank of China lt	5,024	5,372
Discount Bank ur	—	3,560
HSBC, Hong Kong	—	614
Bank of China	—	396
Deutsche Bank Trust	—	171
KFW - Kreditants	—	—
KFW Ipex Bank	5,358	—
Icici Bank Indi	—	—
Barclays Bank PLC London	13,641	—
Mercantil CA Banco Universal	16,324	—
Bankinter SA	6,578	—
Banco de Bogota	31,690	—
Taiwan Cooperative Bank	53,117	—
Banco República	121,834	—
Banque Nationale Du Canada	23,443	—
Mizuho Corporate Bank	23,443	—
FONDOS SURA SAF S.A.C.	11,674	—
BNP Paribas	23,443	—
Banco de la Produccion SA	10,163	—
Banco Latinoamericano de export.	57,259	—
Apple Bank for Savings	13,396	—
Scotia Fondos Soc. Admin de Fondos S.A.	26,110	—
Credicorp Capital SASAF	116,374	—
Uni Bank & Trust, Inc	10,049	—
Bancaribe curacao Bank n.v.	13,420	—
BBVA ASSET MGMT CONTL SA SOC ADM FONDOS PERU	34,262	—
Other banks	43,655	1,959

Total	2,179,870	658,600

Itaú Corpbanca and Subsidiaries – Consolidated Financial Statements – December 31, 2016	131

b.	Borrowings from Financial Institutions by Maturity:

	12-31-2016	12-31-2015
	MCh$	MCh$
Maturing within 1 year	1,206,576	637,802
Maturing between 1 and 2 years	730,642	10,687
Maturing between 2 and 3 years	5,068	10,111
Maturing between 3 and 4 years	12,887	—
Maturing between 4 and 5 years	6,889	—
Maturing after 5 years	217,808	—

Total	2,179,870	658,600

Itaú Corpbanca and Subsidiaries – Consolidated Financial Statements – December 31, 2016	132

Note 19 - Debt Instruments Issued and Other Financial Liabilities

As of December 31, 2016 and 2015, this account is detailed as follows:

	12-31-2016	12-31-2015
	MCh$	MCh$
Debt instruments issued
Letters of credit	86,210	25,261
Senior bonds	4,290,747	1,382,976
Subordinated bonds	1,083,296	96,098

Subtotal	5,460,253	1,504,335

Other financial liabilities
Public-sector obligations	—	7,722
Other Chilean obligations	23,298	13,011
Foreign obligations	2,265	—

Subtotal	25,563	20,733

Total	5,485,816	1,525,068

Debt classified as short term includes demand obligations or obligations that will mature in less than one year. All other debt is classified as long term, and is detailed as follows:

	As of December 31, 2016
	Long-Term	Short-Term	Total
	MCh$	MCh$	MCh$
Letters of credit	71,239	14,971	86,210
Senior bonds	3,836,778	453,969	4,290,747
Subordinated bonds	1,051,148	32,148	1,083,296

Debt instruments issued	4,959,165	501,088	5,460,253

Other financial liabilities	23,298	2,265	25,563

	As of December 31, 2015
	Long-Term	Short-Term	Total
	MCh$	MCh$	MCh$
Letters of credit	25,261	—	25,261
Senior bonds	1,253,071	129,905	1,382,976
Subordinated bonds	96,098	—	96,098

Debt instruments issued	1,374,430	129,905	1,504,335

Other financial liabilities	13,011	7,722	20,733

The following tables provide further detail on each debt instrument as of December 31, 2016 and 2015:

a.	Letters of Credit.

	12-31-2016	12-31-2015
	MCh$	MCh$
Expiring within 1 year	14,971	—
Expiring between 1 and 2 years	11,056	—
Expiring between 2 and 3 years	10,128	—
Expiring between 3 and 4 years	8,158	—
Expiring between 4 and 5 years	5,346	—
Expiring in more than 5 years	36,551	25,261

Total letters of credit	86,210	25,261

Itaú Corpbanca and Subsidiaries – Consolidated Financial Statements – December 31, 2016	133

b.	Senior Bonds.

Series/Ticker	Maturity	Interest Rate	Currency	12-31-2016	12-31-2015
				MCh$	MCh$
A	7/1/2017	3.75%	UF	67,084	65,223
B	10/1/2017	3.50%	UF	66,466	64,682
E	6/1/2032	5.00%	UF	41,871	40,809
F	1/1/2032	4.00%	UF	26,961	26,243
G	3/1/2032	4.00%	UF	41,894	40,821
H	9/1/2015	3.00%	UF	—	—
I	10/1/2030	4.00%	UF	27,533	26,819
J	1/1/2031	4.00%	UF	27,203	26,497
K	6/1/2021	3.50%	UF	26,406	25,638
L-2	10/1/2022	3.50%	UF	26,039	25,271
M-2	10/1/2018	3.50%	UF	26,332	25,568
N	5/1/2019	3.50%	UF	26,364	25,620
O	3/1/2021	3.50%	UF	26,118	25,343
P	3/1/2026	3.75%	UF	26,262	25,529
Q-1	3/1/2023	3.75%	UF	26,451	25,719
R-2	2/1/2028	3.75%	UF	26,387	25,656
S	9/1/2020	3.50%	UF	26,321	25,560
T	9/10/2022	3.50%	UF	26,320	25,573
U	9/1/2024	3.75%	UF	26,144	25,399
V	9/1/2027	3.75%	UF	25,945	25,201
W	9/1/2029	3.75%	UF	25,914	25,176
X	3/1/2024	3.80%	UF	53,118	51,693
Y	3/1/2028	3.80%	UF	52,943	51,500
Z	2/1/2033	3.80%	UF	26,739	26,021
AA	6/1/2018	6.70%	Ch$	30,765	31,161
AB	10/1/2029	3.80%	UF	41,770	40,741
AC	10/1/2033	3.80%	UF	54,867	53,437
AF	6/1/2022	3.50%	UF	53,663	52,328
AG	6/1/2024	3.50%	UF	162,150	158,130
AH	6/1/2029	3.60%	UF	54,792	53,415
AI	4/1/2020	3.50%	UF	137,924	135,596
AJ	6/1/2025	3.60%	UF	58,620	53,529
AL-2	7/1/2025	3.50%	UF	54,483	53,078

Subtotal Former Itaú				1,421,849	1,382,976

BCORAF0710	7/1/2017	3.00%	UF	166,897	—
BCORAG0710	9/10/2018	3.00%	UF	81,084	—
BCORAI0710	7/1/2020	3.00%	UF	195,199	—
BCOR-L0707	7/1/2017	3.40%	UF	107,869	—
BCORAJ0710	8/3/2021	3.00%	UF	75,080	—
BCOR-P0110	7/9/2020	7.30%	Ch$	24,982	—
BCORBW0914	8/30/2020	5.00%	Ch$	46,669	—
BCOR-R0110	7/9/2020	4.00%	UF	140,226	—
BCORUSD0118	1/15/2018	3.13%	US$	495,871	—
BCORUSD0919	9/22/2019	3.88%	US$	517,724	—
BCORAL0710	8/3/2023	3.00%	UF	110,845	—
BCORAN0710	7/1/2025	3.00%	UF	179,460	—
BCORAO0710	7/1/2026	3.00%	UF	234,079	—
BCORBX0914	8/30/2021	5.00%	Ch$	43,336	—
BCORCA0914	9/1/2024	5.00%	Ch$	99,917	—

Subtotal Former CorpBanca				2,519,238	—

BBSA168B18	3/2/2018	8.99%	COP	48,144	—
BBSA26SA48	8/10/2020	8.74%	COP	46,181	—
BBSA316SA060	11/23/2020	8.03%	COP	40,364	—
BBCR1109B84	10/28/2017	10.33%	COP	26,606	—
BBCR3119B84	8/3/2018	10.57%	COP	21,005	—
BBCR1099B120	12/10/2019	11.30%	COP	18,826	—
BBSA69C120	8/10/2026	10.68%	COP	23,198	—
BBSA69C180	8/10/2031	10.95%	COP	43,316	—
BBSA3169C180	11/23/2031	10.80%	COP	49,479	—
BBSA168B18	9/2/2017	9.74%	COP	19,047	—
BBCR3117C84	8/3/2018	4.58%	COP	13,494	—

Subtotal CorpBanca Colombia				349,660	—

Total				4,290,747	1,382,976

Itaú Corpbanca and Subsidiaries – Consolidated Financial Statements – December 31, 2016	134

Senior bond maturities are detailed as follows:

	12-31-2016	12-31-2015
	MCh$	MCh$
Maturing w ithin 1 year	453,969	129,905
Maturing between 1 and 2 years	716,695	82,349
Maturing between 2 and 3 years	562,914	135,596
Maturing between 3 and 4 years	657,866	50,981
Maturing between 4 and 5 years	695,324	103,172
Maturing in more than 5 years	1,203,979	880,973

Total	4,290,747	1,382,976

c.	Subordinated Bonds.

Series/Ticker	Maturity	Interest Rate	Currency	12-31-2016	12-31-2015
				MCh$	MCh$
AE1	1/1/2034	3.80%	UF	53,669	52,200
C1	4/1/2033	3.50%	UF	6,572	6,774
C2	4/1/2033	3.50%	UF	14,273	14,676
D	10/1/2033	4.50%	UF	21,833	22,448

Subtotal Former Itaú				96,347	96,098

UCOR-V0808	8/1/2033	4.60%	UF	157,444	—
UCOR-Y1197	11/1/2022	6.50%	UF	7,786	—
UCOR-Z1197	11/1/2022	6.50%	UF	18,176	—
UCORAA0809	8/9/2035	4.90%	UF	143,413	—
UCORBF0710	7/1/2032	4.00%	UF	13,795	—
UCORBI0710	7/1/2035	4.00%	UF	31,723	—
UCORBJ0710	7/1/2036	4.00%	UF	150,861	—
UCORBL0710	7/1/2038	4.00%	UF	109,868	—
UCORBN0710	7/1/2040	4.00%	UF	84,573	—
UCORBP0710	7/1/2042	4.00%	UF	41,237	—

Subtotal Former CorpBanca				758,876	—

US05968TAB17	3/8/2024	LIBOR +SPREAD 4	US$	115,706	—
BBSA1099B1	3/30/2019	10.79%	COP	483	—
BBSA110BAVA	9/23/2017	10.68%	COP	32,148	—
BBSA1099B4	3/30/2019	12.85%	COP	23,139	—
BBSA1139AS10	2/7/2023	10.08%	COP	23,542	—
BBSA1139AS15	2/7/2028	10.20%	COP	33,055	—

Subtotal CorpBanca Colombia				228,073	—

Total				1,083,296	96,098

Subordinated bond maturities are detailed as follows:

	12-31-2016	12-31-2015
	MCh$	MCh$
Maturing within 1 year	32,148	—
Maturing between 1 and 2 years	—	—
Maturing between 2 and 3 years	23,622	—
Maturing between 3 and 4 years	—	—
Maturing between 4 and 5 years	—	—
Maturing in more than 5 years	1,027,526	96,098

Total	1,083,296	96,098

Itaú Corpbanca and Subsidiaries – Consolidated Financial Statements – December 31, 2016	135

d.	Other Financial Liabilities.

	12-31-2016	12-31-2015
	MCh$	MCh$
Maturing within 1 year	2,265	7,722
Maturing between 1 and 2 years	—	—
Maturing between 2 and 3 years	—	—
Maturing between 3 and 4 years	—	—
Maturing between 4 and 5 years	—	—
Maturing in more than 5 years	—	—

Total other financial obligations	2,265	7,722

Short-term obligations:
Amounts due to credit card operators	23,298	13,011
Other	—	—

Total short-term financial obligations	23,298	13,011

Total other financial obligations	25,563	20,733

As of December 31, 2016 and 2015, the Bank has not defaulted on principal, interest or other payments related to its debt instruments.

Itaú Corpbanca and Subsidiaries – Consolidated Financial Statements – December 31, 2016	136

Note 20 - Provisions

For the years ended December 31, 2016 and 2015, the Bank has recorded the following movements in provisions:

a.	Other Provisions

The following provisions are recorded in liabilities as of December 31, 2016 and 2015:

	12-31-2016	12-31-2015
	MCh$	MCh$
Provisions for employee benefits and compensation	89,295	23,697
Minimum dividend provision	1,029	52,168
Provisions for contingent credit risks	35,553	5,515
Provisions for contingencies (*)	31,487	449
Country risk provisions	6,851	1,125

Total	164,215	82,954

(*)	As of December 31, 2015, this includes recognition of MCh$21,765, in conformity with letter No. 1,891 dated February 8, 2016, in which the SBIF instructed CorpBanca to record the fine imposed by that entity in profit for the year 2015. For more information, see Note 22.

b.	Provisions for Contingent Loans

Provisions established as of December 31, 2016 and 2015 for contingent loans are detailed as follows:

	12-31-2016	12-31-2015
	MCh$	MCh$
Co-signatures and guarantees	6,215	184
Documentary letters of credit	413	81
Performance and bid bonds	8,668	1,544
Unrestricted lines of credit	7,150	1,570
Other contingent loans	13,107	2,136

Total provisions for contingent loans	35,553	5,515

c.	The following table details the movements in provisions during 2016 and 2015:

	PROVISIONS FOR
	Employee Benefits and Compensation	Minimum Dividends	Contingent Loan Risk	Country Risk and Contingencies	Total
	MCh$	MCh$	MCh$	MCh$	MCh$
Balances as of January 1, 2016	23,697	52,168	5,515	1,574	82,954
Provisions applied	(35,258)	—	—	(17)	(35,275)
Provisions recorded	70,026	1,029	25,166	12,160	108,381
Provisions released	(26,862)	(52,168)	(27,845)	(1,919)	(108,794)
Integration Itaú Corpbanca	57,491	—	32,665	26,829	116,985
Other movements	201	—	52	(289)	(36)

Balances as of December 31, 2016	89,295	1,029	35,553	38,338	164,215

Itaú Corpbanca and Subsidiaries – Consolidated Financial Statements – December 31, 2016	137

	PROVISIONS FOR
	Employee Benefits and Compensation	Minimum Dividends	Contingent Loan Risk	Country Risk and Contingencies	Total
	MCh$	MCh$	MCh$	MCh$	MCh$
Balances as of January 1, 2015	19,693	42,847	8,356	693	71,589
Provisions applied	(19,531)	—	—	(42)	(19,573)
Provisions recorded	23,535	52,168	11,936	1,732	89,371
Provisions released	—	(42,847)	(14,777)	(809)	(58,433)
Other movements	—	—	—	—	—

Balances as of December 31, 2015	23,697	52,168	5,515	1,574	82,954

d.	Provisions for Payroll and Employee Benefits.

	12-31-2016		12-31-2015
	MCh$		MCh$
Provision for long-term termination benefits	7,950	(e.1)	—
Provision for pension plan	34,768	(e.2)	—
Provision for retroactive unemployment plan	472	(e.3)	—
Provision for pension plan	439	(e.4)	—
Provision for retirement bonus plan	32,544	(*)	19,371
Vacation accrual	13,122	(*)	4,326

Total	89,295		23,697

(*)	Short-term benefits

e.	The main aspects of the Bank’s long-term employee benefits are detailed below:

e.1) Other long-term employee benefits

Description: Annual payment during the month in which the employee completes a given number of years of service (in five-year intervals from 5 to 50).

Funding: The projected unit credit method was used to determine the present value of the defined-benefit obligation and the corresponding service cost. For all active plan participants, the “projected accrued benefit” is based on the plan formula and years of service as of the date of calculation, but using an average salary and social security benefits, etc., projected to the age at which it is assumed that the employee will stop providing services. The total benefit is used for inactive members. The plan does not have any related policies (and therefore no reimbursements) or assets, but rather uses structured funding based on the entity’s financial conditions.

The economic assumptions are summarized as follows:

	2016	2015
	%	%
Assumptions
Discount rate	6.75	—
Expected rate of salary increases	5.50	—

Itaú Corpbanca and Subsidiaries – Consolidated Financial Statements – December 31, 2016	138

Movements in the present value of the obligation for this type of benefit and amounts recognized in the Consolidated Statement of Income are calculated using the projected unit credit method, detailed as follows:

	2016	2015
	MCh$	MCh$
Present value of obligations as of April 1	6,886	—
Net cost of benefits (*)	970	—
Payments	(439)	—
Provisions recorded	504	—
Other	29	—

Total	7,950	—

(*)	The net cost of benefits is detailed in the following table:

	2016	2015
	MCh$	MCh$
Current cost of benefits	640	—
Interest expense on obligation	330	—

Total	970	—

e.2) Pension Plan

Description: Old Age or Survival Pension in accordance with the Social Security Law in Colombia and benefits acquired from the entity.

Funding: The projected unit credit method is used to determine the present value of the benefit obligation and the corresponding cost. Under this method, the benefit obligation is the present value of the current benefits for past service, but calculating the plan benefit based on the projected salary as of the date in which it is assumed that the participant will receive the benefit. The plan does not have any related policies (and therefore no reimbursements) or assets, but rather uses structured funding based on the entity’s financial conditions.

The economic assumptions are summarized as follows:

	2016	2015
	%	%
Assumptions
Discount rate	7.25	—
Expected rate of salary increases	3.00	—
Inflation rate	3.00	—

The values included in the Pension Plan are detailed as follows:

	2016	2015
	MCh$	MCh$
Present value of obligations as of April 1	31,149	—
Interest expense on obligation	1,081	—
Payments	(1,349)	—
Actuarial gain (loss)	3,761	—
Other	126	—

Total	34,768	—

Itaú Corpbanca and Subsidiaries – Consolidated Financial Statements – December 31, 2016	139

e.3) Retroactive Unemployment Plan

Description: Retroactive unemployment plan prior to Law 50 from 1990 in Colombia.

Funding: The projected unit credit method was used to determine the present value of the defined-benefit obligation and the corresponding service cost. For all active plan participants, the “projected accrued benefit” is based on the plan formula and years of service as of the date of calculation, but using an average salary and social security benefits, etc., projected to the age at which it is assumed that the employee will stop providing services. The total benefit is used for inactive members. The plan does not have any related policies (and therefore no reimbursements) or assets, but rather uses structured funding based on the entity’s financial conditions.

The economic assumptions are summarized as follows:

	2016	2015
	%	%
Assumptions
Discount rate	6.75	—
Expected rate of salary increases	5.50	—
Inflation rate	3.00	—

The amounts recognized for this benefit are as follows:

	2016	2015
	MCh$	MCh$
Opening balance of defined benefit obligation as of April 1	348	—
Current service costs	21	—
Interest expense on obligation	16	—
Actuarial gain (loss)	159	—
Benefits paid	(74)	—
Other—exchange rate differences	2	—

Balances	472	—

e.4) Retirement Bonus Plan

Description: Fixed payment upon retirement.

Funding: The projected unit credit method is used to determine the present value of the benefit obligation and the corresponding cost. Under this method, the benefit obligation is the present value of the current benefits for past service, but calculating the plan benefit based on the projected salary as of the date in which it is assumed that the participant will receive the benefit.

The economic assumptions are summarized as follows:

	2016	2015
	%	%
Assumptions
Discount rate	7.25	—
Expected rate of benefit increases	5.00	—
Inflation rate	3.00	—

Itaú Corpbanca and Subsidiaries – Consolidated Financial Statements – December 31, 2016	140

The amounts recognized for this benefit are as follows:

	2016	2015
	MCh$	MCh$
Opening balance of defined benefit obligation as of April 1	329	—
Current service costs	20	—
Interest expense on obligation	17	—
Actuarial gain (loss)	—	—
Benefits paid	72	—
Other—exchange rate differences	1	—

Balances	439	—

The effect on Other Comprehensive Income is summarized as follows:

	2016	2015
	MCh$	MCh$
Pension plan	3,761	—
Retroactive unemployment plan	159	—
Retirement bonus plan	—	—

Total gain	3,920	—

Future payments

Future actuarial calculations can differ from the calculations presented here because of the following factors:

•	The experience of the plans differs from projections based on economic or demographic assumptions selected.

•	Changes in economic and demographic assumptions.

•	Expected increases or decreases as a natural part of the functioning of the methodology for these calculations (e.g. the end of the amortization period or additional costs based on the funding situation of the plan).

•	Changes in the plan’s characteristics or applicable law. No significant events have affected the results presented since the last valuation.

Future payments
2016
	Long-term Termination Benefits	Pension Plan	Retroactive Unemployment Plan	Retirement Bonus Plan
	MCh$	MCh$	MCh$	MCh$
Year 2017	946	3,482	60	33
Year 2018	1,008	3,312	23	11
Year 2019	806	3,146	45	12
Year 2020	953	2,963	63	23
Year 2021	1,136	2,773	42	26
Years 2022 - 2031	5,590	12,510	366	242

Itaú Corpbanca and Subsidiaries – Consolidated Financial Statements – December 31, 2016	141

2015
	Long-term Termination Benefits	Pension Plan	Retroactive Unemployment Plan	Retirement Bonus Plan
	MCh$	MCh$	MCh$	MCh$
Year 2016	—	—	—	—
Year 2017	—	—	—	—
Year 2018	—	—	—	—
Year 2019	—	—	—	—
Year 2020	—	—	—	—
Years 2021 - 2031	—	—	—	—

The average duration of the obligation for these plans is: 13.2 years (short-term benefits); 14.9 years (pension plans); 6.2 years (retroactive unemployment plans) and 12.9 years (retirement benefit plan)

Itaú Corpbanca and Subsidiaries – Consolidated Financial Statements – December 31, 2016	142

Note 21 - Other Liabilities

As of December 31, 2016 and 2015, this account is detailed as follows:

	12-31-2016	12-31-2015
	MCh$	MCh$
Accounts and notes payable (1)	190,111	24,638
Dividends payable	298	—
Unearned revenue	6,383	1,876
Hedge valuation adjustments	—	1,142
Brokerage payables	22,648	20,030
Threshold effect guarantees (2)	49,776	—
Fair value liabilities SMU CORP (3)	17,426	—
Elimination upon consolidation SMU CORP (3)	(10,394)	—
Other liabilities	594	4,794

Total	276,842	52,480

(1)	This consists of obligations that fall outside the Bank’s line of business such as withholding taxes, social security payments, credits on materials purchases, credits on or obligations for lease agreements to acquire property, plant or equipment, or provisions for expenses pending payment.
(2)	Guarantees for financial transactions.
(3)	Corresponds to the fair value of the assets of SMUCorp and the elimination upon consolidation.

Itaú Corpbanca and Subsidiaries – Consolidated Financial Statements – December 31, 2016	143

Note 22 - Contingencies, Commitments and Responsibilities

This section discloses information on contingencies of significant loss, contingent loans, contingent liabilities not reflected in the financial statements and other responsibilities, lawsuits or other legal actions involving the Bank and/or its Subsidiaries.

a.	Lawsuits and Legal Proceedings

•	As of the date of issuance of these Consolidated Financial Statements, legal actions have been filed against the Bank and its subsidiaries involving its normal operations. They are mainly lawsuits pending against the Bank related to loans and other matters, most of which, according to the Bank’s Legal Services Divisions involved in the suits, present no risk of significant loss. Nevertheless, as of December 31, 2016 and 2015, it has recorded provisions of MCh$31,487 and MCh$449, respectively, related mainly to a SBIF fine of MCh$21,765 recorded in “Itaú Corpbanca integration. These amounts are recorded as provisions in the Consolidated Statement of Financial Position (See Note 20) and are detailed as follows:

	12-31-2016	12-31-2015
	MCh$	MCh$
Opening balance	449	23
Integration Itaú Corpbanca	22,783	—
Provisions recorded	8,999	473
Provisions released	(744)	(47)

Closing balance	31,487	449

•	On December 20, 2016, Helm LLC filed a lawsuit in the New York State Supreme Court (“the State Court Lawsuit”) and a Request for Arbitration before the ICC International Arbitration Court (the “Arbitration”), against Itaú Corpbanca, alleging certain breaches of contract. These alleged breaches refer to (i) the amended shareholder agreement of HB Acquisition S.A.S. dated July 31, 2013 (“SHA”) and (ii) the Transaction Agreement (“TA”) dated January 29, 2014, as amended, which governs, among other matters, the merger between Itaú Chile S.A. and Corpbanca, by which Itaú Corpbanca was formed, and the potential acquisition by Itaú Corpbanca of certain shares of Corpbanca Colombia (the “Acquisition of the Shares under the TA”) on or before January 29, 2017. In the State Court Lawsuit, Helm LLC sought an injunction to support the arbitration to prevent the Acquisition of the Shares from taking place, which, as reported by Itaú Corpbanca as an Essential Event on December 20, 2016, was postponed until January 28, 2022. On December 30, 2016, Itaú Corpbanca filed its response to the motions filed by Helm LLC in accordance with the State Court Lawsuit and, later, on January 26, 2017, Helm LLC filed a notice to withdraw the State Court Lawsuit. The Arbitration has begun in accordance with applicable procedures. Itaú Corpbanca and Corpbanca Colombia (the latter as nominal defendant) filed their respective responses to the arbitration suit on February 14, 2017. Itaú Corpbanca believes that the actions filed in the Arbitration by Helm LLC have no grounds and Itaú Corpbanca has filed a countersuit against Helm LLC for breaching the SHA. Itaú Corpbanca has taken and will continue to take all steps necessary to enforce its rights under the SHA in accordance with applicable law.

•	Other legal actions have been filed against the Bank involving its normal operations. The Bank’s maximum exposure for these lawsuits amounts to approximately MCh$24,000. However, in management’s opinion, based on reports from the Legal Division as of year-end 2016 and 2015, it is not very likely that these lawsuits result in significant losses not foreseen by the Bank in these financial statements and, therefore, management has not recorded any provisions for them.

Itaú Corpbanca and Subsidiaries – Consolidated Financial Statements – December 31, 2016	144

b.	Contingent Loans

The following table contains the amounts for which the Bank and its Subsidiaries are contractually obliged to provide loans:

	12-31-2016	12-31-2015
	MCh$	MCh$
Co-signatures and guarantees	264,081	79,511
Confirmed foreign letters of credit	167	2,573
Issued documentary letters of credit	64,216	33,081
Performance and bid bonds	1,146,598	264,080
Immediately available credit lines	2,581,859	1,041,226
Other loan commitments	1,253,215	871,610
Other contingent loans	—	—

Total	5,310,136	2,292,081

Provisions established for contingent loan losses are detailed as follows:

	12-31-2016	12-31-2015
	MCh$	MCh$
Co-signatures and guarantees	6,215	184
Confirmed foreign letters of credit	—	—
Issued foreign letters of credit	413	81
Performance and bid bonds	8,668	1,544
Unrestricted lines of credit	7,150	1,570
Other loan commitments	13,107	2,136
Other contingent loans	—	—

Total	35,553	5,515

c.	Responsibilities

The Bank and its subsidiaries have the following responsibilities arising from the normal course of business:

	12-31-2016	12-31-2015
	MCh$	MCh$
Transactions on behalf of third parties
Collections	41,171	23,389
Transferred financial assets managed by the bank	883,902	216,954
Third-party resources managed by the bank	1,165,764	—

Subtotal	2,090,837	240,343

Securities custody
Securities in custody held by the bank	5,636,858	4,369,300
Securities deposited in other entities	455,678	—
Instruments issued by the bank	200,333	88,353

Subtotal	6,292,869	4,457,653

Commitments
Other	—	—

Subtotal	—	—

Total	8,383,706	4,697,996

Itaú Corpbanca and Subsidiaries – Consolidated Financial Statements – December 31, 2016	145

d.	Guarantees, Contingencies and Other

Banco CorpBanca Colombia S.A.

•	The Bank and its subsidiaries are involved in civil, administrative and labor proceedings. Of the 178 outstanding civil and administrative proceedings, 105 are related to banking operations and 73 to ownership of leased assets. In aggregate, the lawsuits are seeking MCh$15,667. The likelihood of loss is considered potential in 4 cases, remote in 157 cases and probable in 17 cases. Based on this evaluation, the Bank has recorded a provision of MCh$834. The Bank has provisioned MCh$1,095 for labor proceedings. In aggregate, these lawsuits are seeking MCh$1,685. Of the 123 cases, the likelihood of loss is considered probable in 59 cases and remote in 64 cases.

CorpBanca Corredores de Seguros S.A.

•	In order to comply with Article 58, letter d) of DFL 251 of 1930, which states, “Insurance Brokers, in order to conduct business, must comply with the requirement of contracting insurance policies as determined by the Superintendency of Securities and Insurance, in order to correctly and fully comply with the obligations arising from its activities and especially regarding damages that may be incurred by insured parties that contract policies through the brokerage house”, the company has renewed the following (civil liability and guarantee) policies:

Entity	From	End	Amount (UF)	Beneficiary
Consorcio Nacional de Seguros S.A.	04/15/2016	04/14/2017	60,000 and 500	CorpBanca Corredores de Seguros S.A.

Itaú Chile Corredora de Seguros Limitada.

•	As established in Article 58, letter D of DFL 251 and SVS Ruling No. 1,160, the company has taken out liability and guarantee policies to cover the risk of potential damages that could affect it and to ensure correct and full compliance with all obligations arising from its activities and, especially, regarding damages that may be incurred by insured parties that contract policies through the brokerage house.

Insurance policies are detailed as follows:

Entity	From	End	Amount (UF)	Beneficiary
Consorcio Nacional de Seguros S.A.	04/15/2016	04/14/2017	60,000 and 500	Itaú Corredora de Seguros

CorpBanca Corredores de Bolsa S.A.

•	With the exception of guarantees that must be established in the normal course of business in accordance with securities laws or regulations, as of December 31, 2016, the subsidiary does not have any real guarantees involving Bank assets established in favor of third parties.

•	As of December 31, 2016, the subsidiary had MCh$195 in doubtful accounts related to customer management. In the opinion of the Bank’s general counsel, not recovering the amounts owed could result in a loss for the subsidiary. Therefore, the subsidiary has recorded a provision in its financial statements of 100% of the amounts owed.

Itaú Corpbanca and Subsidiaries – Consolidated Financial Statements – December 31, 2016	146

•	In compliance with articles 30 and 31 of Law No. 18,045 (Securities Market Law), the subsidiary has established an operational guarantee of UF 4,000 expiring on April 22, 2018, through Mapfre Compañía de Seguros Generales de Chile S.A., designating the Santiago Stock Exchange as the creditors’ representative.

•	On December 29, 2015, an employee dishonesty insurance policy with US$10,000,000 in coverage was purchased from Orión Seguros Generales, expiring December 29, 2016.

•	It has deposited equities valued at MCh$8,931 with the Securities Exchanges to guarantee simultaneous operations, as well as fixed income instruments and cash deposits that totaled MCh$5,171 to guarantee transactions in the Securities Settlement and Clearing House (CCLV) .

•	It has established guarantees for US$ 100,000, equivalent to MCh$66, and US$ 30,137.69, equivalent to MCh$20, to guarantee transactions with foreign traders.

CorpBanca Administradora General de Fondos S.A

•	On December 29, 2015, CorpBanca Administradora General de Fondos S.A. purchased a bankers blanket bond (duration of one year) with Compañía Orion Seguros Generales to insure itself against employee dishonesty. The policy provides coverage of US$5,000,000 per claim and an annual aggregate of US$10,000,000.

•	On February 1, 2016, this subsidiary renewed a performance bond from Banco Santander on behalf of the Chilean Development Agency (CORFO) to guarantee faithful and timely compliance of portfolio management obligations and payment of employment and social security obligations for the contracting party’s employees (expiring March 31, 2017, for UF 15,000).

•	On March 23, 2016, the company’s Board authorized the subscription of units issued by the fund it manages known as Corp Inmobiliario I Private Investment Fund for up to UF 6,000 in order to complete the resources needed to pay, at maturity, the bank loan taken out by the operating company to acquire the property.

•	On November 17, 2016, Corpbanca Administradora General de Fondos S.A. issued a bid bond from Corpbanca for MCh$14 in favor of the Chilean Development Corporation (CORFO), maturing June 6, 2017, to guarantee the bid presented by the company as part of the public tender to hire portfolio management services for CORFO and its Funds.

•	On December 29, 2016, CorpBanca Administradora General de Fondos S.A. extended the employee dishonesty insurance policy it had with Orion Seguros Generales S.A. until March 31, 2017.

Itaú Corpbanca and Subsidiaries – Consolidated Financial Statements – December 31, 2016	147

Itaú BBA Corredor de Bolsa Ltda.

•	To comply with article 30 of Law 18,045, the subsidiary has a performance bond in favor of Bolsa Electrónica de Chile (the Chilean Electronic Stock Exchange) to ensure correct and complete performance of all obligations as a securities intermediary. The beneficiaries of this guarantee are its present or future creditors as a result of its brokerage operations. The performance bond is detailed as follows:

Entity	From	End	Amount (UF)	Beneficiary
Itaú Chile	06/30/2016	06/30/2017	20,000	Bolsa Electrónica de Chile

•	The subsidiary also has a comprehensive insurance policy to comply with Ruling No. 52 from Bolsa Electrónica de Chile.

The comprehensive insurance policy is detailed as follows:

Entity	From	End	Amount (ThUS$)	Beneficiary
Orión Seguros Generales S.A	12/29/2016	03/31/2017	5,000 and 10,000	Bolsa Electrónica de Chile

•	The subsidiary established a pledge on its shares of Bolsa de Comercio de Santiago (Santiago Exchange) in favor of that company to guarantee compliance with its obligations arising from transactions carried out with other brokers.

•	As of December 31, 2016, MCh$2,369 in cash has been furnished as a guarantee to CCLV, Contraparte Central S.A.

•	The subsidiary has a performance bond as a representative of the beneficiaries of the guarantee in articles 98 and 99 of Law No. 20,172, in order to guarantee faithful and full compliance of our obligations as a Portfolio Manager.

The performance bond is detailed as follows:

Entity	From	End	Amount (UF)	Beneficiary
Itaú Chile	06/14/2016	06/16/2017	10,000	Itaú Chile

Itaú Corpbanca and Subsidiaries – Consolidated Financial Statements – December 31, 2016	148

Note 23 - Equity

The business combination31 (reverse acquisition) completed as established in IFRS 3 calls for the Consolidated Financial Statements after the merger (from April 1, 2016 forward) to be prepared under the name of the legal controller (the acquiree for accounting purposes, or CorpBanca, the merged entity, which will take the name Itaú Corpbanca), but they are described in these notes as a continuation of the Financial Statements of the legal subsidiary (the acquirer for accounting purposes, or Banco Itaú Chile), for comparative figures from 2015, and for the period from January-March 2016, but for the April-December period those generated by Itaú Corpbanca), with an adjustment that will be made retroactively in the legal capital of the acquirer for accounting purposes (Banco Itaú Chile) that reflects the legal capital of the acquiree for accounting purposes (CorpBanca). That adjustment is required to reflect the capital of the legal controller (the acquiree for accounting purposes).

a.	Movements in capital and reserve accounts (attributable to Bank shareholders)

The information for the year 2015 for comparative purposes corresponds to the information disclosed by Banco Itaú Chile, which has been restated by the exchange ratio for the business combination of 80,240.28252 shares of the merged bank for every 1 share of Banco Itaú Chile.

As described above, as of December 31, 2016 and 2015, the Bank’s paid-in capital is represented by common shares with no par value, all of which are fully subscribed and paid, detailed as follows:

	Common Shares
	2016	2015 (*)
	(number)	(number)
Issued as of January 1	115,039,690,651	115,039,690,651
Issuance of paid shares	57,008,875,206	—
Issuance of shares payable	—	—
Share buyback	—	—
Sale of treasury shares	—	—
Increase in shares for Itaú Corpbanca business combination	340,358,194,234	—

Total	512,406,760,091	115,039,690,651

•	Subscribed and Paid shares

201632

As of December 31, 2016, the Bank’s paid capital is represented by 512,406,760,091 subscribed and paid common shares with no par value, totaling MCh$1,862,826.

On March 22, 2016, Banco Itaú Chile’s capital was increased by MCh$392,813, through the subscription of 710,477 of the bank’s single-series shares with no par value (equivalent to 57,008,875,206 shares of the merged bank based on the exchange ratio for the business combination), which were subscribed and paid by ITB Holding Brasil Participações Ltda., a wholly owned subsidiary of Itaú Unibanco Holding S.A., within the framework of the merger of Banco Itaú Chile and CorpBanca and in compliance with the “Transaction Agreement” signed on January 29, 2014.

[31]	(*) For more information on the transaction, see Note 2, Sections 1 and 2.
[32]	The accounting acquiree, Corpbanca, increased capital by MCh$401,424 by capitalizing reserves generated from the premium paid on the share issuance (recorded since 2014).

Itaú Corpbanca and Subsidiaries – Consolidated Financial Statements – December 31, 2016	149

2015

As of December 31, 2015, the Bank’s paid-in capital is represented by 115,039,690,651 common shares with no par value, subscribed and paid, for a total of MCh$781,559. It is important to note that the number of shares has been restated based on the exchange ratio for the business combination and the value in MCh$ is restated to reflect the legal capital of the legal acquirer as established in IFRS 3 for a reverse acquisition.

•	Purchases and Sales of Bank Shares

As of December 31, 2016 and December 31, 2015, there were no purchase or sale transactions by the Bank involving its own shares.

•	Profit Distribution

201633

At an ordinary meeting of the shareholders of Banco Itaú Chile on March 11, 2016, shareholders agreed to distribute MCh$52,168 in earnings, representing 50% of profit for the year 2015.

2015

At an extraordinary meeting of the shareholders of Banco Itaú Chile on June 11, 2015, shareholders agreed to reduce the profits for the year 2014 that they had agreed to distribute as dividends at the ordinary meeting on March 12, 2015, totaling Ch$42,847 million, to Ch$26,448 million, corresponding to 30.86% of distributable profits for the year ended December 31, 2014.

At an ordinary general meeting of the shareholders of Banco Itaú Chile on March 12, 2015, shareholders agreed to distribute MCh$42,847 in earnings, representing 50% of profit for the year ended December 31, 2014.

[33]	At an ordinary general shareholders’ meeting of the shareholders of the accounting acquiree, Corpbanca, held on March 11, 2016, shareholders agreed to distribute MCh$100,886 in additional earnings, representing 50% of profit for the year 2015 and charged to retained earnings, equivalent to Ch$0.3058171 per share.

Itaú Corpbanca and Subsidiaries – Consolidated Financial Statements – December 31, 2016	150

Main Shareholders

For the periods ended December 31, 2016 and 2015, the Bank’s main shareholders were:

	Common Shares
	2016
		Ownership
	No. of Shares	Interest (%)
CORP GROUP BANKING SA	137,927,850,073	26.92000	(**)
ITAU UNIBANCO HOLDING SA	115,039,610,411	22.45000	(*)
ITB HOLDING BRASIL PARTICIPACOES LTDA	57,008,875,206	11.13000	(*)
BANCO DE CHILE ON BEHALF OF NON-RESIDENT THIRD PARTIES	34,697,252,144	6.77000
BANCO SANTANDER ON BEHALF OF FOREIGN INVESTORS	24,021,718,245	4.69000
COMPANIA INMOBILIARIA Y DE INVERSIONES SAGA SPA	20,918,245,555	4.08000	(**)
BANCO ITAU CORPBANCA ON BEHALF OF FOREIGN INVESTORS	16,896,763,861	3.30000
DEUTSCHE BANK TRUST COMPANY AMERICAS (ADRS)	12,208,319,000	2.38000
SIERRA NEVADA INVESTMENTS CHILE DOS LTDA	10,908,002,836	2.13000	(*)
MONEDA SA AFI FOR PIONERO INVESTMENT FUND	9,817,092,180	1.92000
SANTANDER CORREDORES DE BOLSA LIMITADA	6,439,100,000	1.26000
CORPBANCA CORREDORES DE BOLSA SA	5,924,676,733	1.16000
BTG PACTUAL CHILE S A C DE B	4,263,874,365	0.83000
CIA DE SEGUROS DE VIDA CONSORCIO NACIONAL DE SEGUROS SA	3,668,476,754	0.72000
BCI C DE B S A	3,385,042,102	0.66000
VALORES SECURITY S A C DE B	3,189,647,829	0.62000
CONSORCIO C DE B S A	2,666,153,592	0.52000
COMPANIA DE SEGUROS CONFUTURO S.A.	2,594,977,357	0.51000
INMOB E INVERSIONES BOQUINENI LTDA	2,353,758,526	0.46000
BANCHILE C DE B S A	2,343,983,311	0.46000
LARRAIN VIAL S A CORREDORA DE BOLSA	2,147,884,847	0.42000
INV LAS NIEVES S A	1,954,622,415	0.38000
BOLSA DE COMERCIO DE SANTIAGO BOLSA DE VALORES	1,890,725,224	0.37000
MBI ARBITRAGE INVESTMENT FUND	1,824,850,780	0.36000
CRN INMOBILIARIA LIMITADA	1,760,461,049	0.34000
OTHER SHAREHOLDERS	26,554,795,696	5.16000

TOTAL	512,406,760,091	100.00000

(*)	The controlling group Itaú Unibanco Holding S.A. has a total interest of 35.71%.
(**)	CorpGroup has an interest of 31.00%, which includes 182,125,023 shares of Saga under custody.

	Common Shares
	2015 (*)
		Ownership
	No. of Shares	Interest (%)
ITAU UNIBANCO HOLDING S.A.	115,039,610,411	99.99993	(*)
BORIS BUVINIC G.	80,240	0.00007

TOTAL	115,039,690,651	100.00000

(*)	The number of shares for the year 2015 (1,433,689 of Itaú Unibanco Holding and 1 of Boris Buvinic G.) are restated based on the exchange ratio for the business combination that gave rise to Itaú Corpbanca, in accordance with current international standards.

Itaú Corpbanca and Subsidiaries – Consolidated Financial Statements – December 31, 2016	151

b.	Dividends

Dividends distributed by the entity are detailed as follows:

Year	Profit Attributable to Owners of the Bank	Allocated to Reserves or Retained Earnings	Allocated as Dividends	Percent Distributed	No. of Shares	No. of Shares Restated (*)	Dividend per Share (Ch$)
	MCh$	MCh$	MCh$	%
2015 (Shareholders’ Meeting March 2016)	104,336	52,168	52,168	50.00	1,433,690	115,039,690,651	36,387
2014 (Shareholders’ Meeting June 2015)	85,693	59,245	26,448	30.86	1,433,690	115,039,690,651	18,448

(*)	This corresponds to the total number of shares of Banco Itaú Chile restated based on the exchange ratio for the business combination that gave rise to Itaú Corpbanca.

c.	Diluted and Basic Earnings

The equity structure of the Consolidated Financial Statements prepared after the reverse acquisition (from April 1, 2016), will reflect the equity structure of the legal acquirer, including the equity interests issued by the legal acquirer in order to complete the business combination.

The average weighted number of outstanding common shares (the denominator in the calculation of earnings per share) for the period in which the reserve acquisition has occurred is calculated as follows:

•	the number of outstanding common shares from the beginning of that period until the date of acquisition (i.e. January 1 to March 31, 2016) must be calculated on the basis of the average weighted number of outstanding common shares of the legal acquiree (accounting acquirer, Banco Itaú) during the period multiplied by the exchange ratio established in the merger agreement; and

•	the number of outstanding common shares from the date of acquisition until the end of that period (i.e. April 1 to December 31, 2016) must be the real number of common shares that the legal acquirer (accounting acquiree, CorpBanca) has had outstanding during that period.

Basic earnings per share for each comparative year prior to the date of the acquisition presented in the Consolidated Financial Statements after a reverse acquisition must be calculated by dividing:

•	the profit of the legal acquiree (Banco Itaú) attributable to the common shareholders in each of those periods by

•	the historical weighted average of the number of common shares outstanding of the legal acquiree multiplied by the exchange ratio established in the acquisition agreement.

Therefore, in order to calculate basic and diluted earnings, the values for number of shares as of December 2015 for Banco Itaú Chile have been restated based on the exchange ratio for the business combination.

Itaú Corpbanca and Subsidiaries – Consolidated Financial Statements – December 31, 2016	152

For the nine months ended December 31, 2016 and 2015, the Bank’s diluted and basic earnings are detailed as follows:

	12-31-2016		12-31-2015
	No. of Shares	Amount	No. of Shares	Amount
	Millions	MCh$	Millions	MCh$
Diluted and Basic Earnings
Basic earnings per share
Profit (loss) for the year	—	2,059	—	104,336
Weighted average number of shares outstanding	415,165	—	115,040	—
Assumed conversion of convertible debt	—	—	—	—
Adjusted number of shares	415,165	—	115,040	—
Basic earnings per share	—	0.005	—	0.907
Diluted earnings per share
Profit (loss) for the year	—	2,059	—	104,336
Weighted average number of shares outstanding	415,165		115,040	—
Dilutive effect of:
Assumed conversion of convertible debt	—	—	—	—
Conversion of common shares	—	—	—	—
Options rights	—	—	—	—
Adjusted number of shares	415,165		115,040	—
Diluted earnings per share		0.005	—	0.907

d.	Valuation Accounts

Fair Value Reserve. This includes accumulated net changes in the fair value of investments available for sale until the investment is recognized or the need to make impairment provisions exists.

Translation Reserves. This includes the effects of converting the financial statements of the New York Branch and Colombian Subsidiaries, whose functional currencies are the US dollar and Colombian peso, respectively, to the presentation currency of Itaú Corpbanca (the Chilean peso).

Cash Flow Hedge Reserves. This includes the effects of hedges on the Bank’s exposure to variations in cash flows that are attributed to a particular risk related to a recognized asset and/or liability, which can affect profit and loss for the period.

Foreign Investment Accounting Hedge Reserve. Corresponds to adjustments for hedges of net investments in foreign operations, mentioned above.

Defined Benefit Obligation Reserve. This includes the effect of complying with IAS 19.

Itaú Corpbanca and Subsidiaries – Consolidated Financial Statements – December 31, 2016	153

The following tables present movements in equity and income taxes attributable to the Bank’s owners for the years ended December 31, 2016 and 2015:

	12-31-2016	12-31-2015
Comprehensive Income for the Year	MCh$	MCh$
Financial assets available for sale
Balance as of January 1	(1,170)	(1,834)
Gain on portfolio valuation and other adjustments	11,542	664

Total	10,372	(1,170)

Foreign investment hedges
Balance as of January 1	—	—
Gain on hedge valuation and other adjustments	14,917	—

Total	14,917	—

Cash flow hedges
Balance as of January 1	—	—
Loss on hedge valuation and other adjustments	(5,603)	—

Total	(5,603)	—

Translation adjustments
Balance as of January 1	—	—
Gain on net translation adjustments	2,380	—

Total	2,380	—

Recognition of defined benefit obligations
Balance as of January 1	—	—
Actuarial loss on defined benefit plan	(2,598)	—

Total	(2,598)	—

Other comprehensive income before taxes	19,468	(1,170)
Income taxes related to items of other comprehensive income
Income tax related to financial assets available for sale
Balance as of January 1	226	444
Loss on income tax related to financial assets available for sale	(2,990)	(218)

Total	(2,764)	226

Income tax related to foreign hedges
Balance as of January 1	—	—
Loss on income tax related to foreign hedges	(3,219)	—

Total	(3,219)	—

Income tax related to cash flow hedges
Balance as of January 1	—	—
Gain on income tax related to hedges	1,345	—

Total	1,345	—

Income tax on recognition of defined benefit obligations		—
Balance as of January 1	—	—
Gain on income tax on recognition of defined benefit obligations	722	—

Total	722	—

Total income tax on valuation accounts	(3,916)	226

Other comprehensive income net of taxes	15,552	(944)

e.	Reserves

This account is comprised of Other reserves not from earnings 34 of MCh$843,097 and Reserves from earnings35 of MCh$451,011.

[34]	The values presented in this account correspond to adjustments made as a result of the business combination between Banco Itaú Chile and CorpBanca. See Note 2, Section 2.
[35]	From Banco Itaú Chile. See Note 2.

Itaú Corpbanca and Subsidiaries – Consolidated Financial Statements – December 31, 2016	154

f.	Non-Controlling Interest

This corresponds to the net amount of equity in the dependent entities attributable to capital that does not belong, directly or indirectly, to the Bank, including the part of profit for the period that is attributed to them. Non-controlling interest in the subsidiary’s equity and profit for the period is detailed as follows:

As of December 31, 2016

				Other Comprehensive Income (Loss)
Subsidiary	Third- Party Interest	Equity	Profit (Loss) for the Year	Defined Benefit Obligations	Financial Assets Available for Sale	Effect Translation Adjustment NY Branch	Effect Hedge of Net Inv. in Foreign Operation	Effect Hedge of Cash Flow	Deferred Taxes	Total Other Comprehensive Income (Loss)	Comprehensive Income
	%	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

SMU CORP S.A.	49.00	437	—	—	—	—	—	—	—	—	—
Helm Corredor de Seguros	20.00	601	78	—	—	—	—	—	—	—	78
Banco CorpBanca Colombia and Subsidia	33.72	229,728	(5,056)	(1,322)	3,876	(9,481)	(1,459)	—	(133)	(8,519)	(13,575)
Itaú Chile C. de Seguros Ltda.	99.90	13	10	—	—	—	—	—	—	—	10
Itaú Chile Adm. General de Fondos S.A.	99.99	1	1	—	—	—	—	—	—	—	1
Itaú BBA Corredor de Bolsa Ltda.	99.98	—	—	—	—	—	—	—	—	—	—

		230,780	(4,967)							(8,519)	(13,486)

As of December 31, 2015

				Other Comprehensive Income (Loss)
Subsidiary	Third- Party Interest	Equity	Profit (Loss) for the Year	Defined Benefit Obligations	Financial Assets Available for Sale	Effect Translation Adjustment NY Branch	Effect Hedge of Net Inv. in Foreign Operation	Effect Hedge of Cash Flow	Deferred Taxes	Total Other Comprehensive Income (Loss)	Comprehensive Income
	%	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Itaú Chile C. de Seguros Ltda.	99.90	51	8	—	—	—	—	—	—	—	8
Itaú Chile Adm. General de Fondos S.A.	99.99	4	1	—	—	—	—	—	—	—	1
Itaú BBA Corredor de Bolsa Ltda.	99.98	4	—	—	—	—	—	—	—	—	—

		59	9							—	9

Movements in non-controlling interest are detailed as follows:

	12-31-2016	12-31-2015
	MCh$	MCh$
Opening balance	59	50
Comprehensive income for the year	244,207	—
Change in non-controlling interest	(13,486)	9

Closing balance	230,780	59

The main subsidiary of Itaú Corpbanca with non-controlling interest is:

Entity	Country	Group Interest	Non-Controlling Interest	Main Activity
CorpBanca Colombia	Colombia	66.28%	33.72%	Banking

Itaú Corpbanca and Subsidiaries – Consolidated Financial Statements – December 31, 2016	155

The following table provides information on the non-controlling interest of the aforementioned company before consolidation elimination adjustments:

	12-31-2016	12-31-2015
Summarized Statement of Financial Position	MCh$	MCh$

Current assets	5,475,492	—
Current liabilities	4,813,426	—

Net current assets	662,066	—

Non-current assets	1,798,771	—
Non-current liabilities	1,778,623	—

Net non-current assets	20,148	—

Net assets	682,214	—
Accumulated non-controlling interest	229,728	—

	12-31-2016	12-31-2015
Summarized Statement of Income	MCh$	MCh$

Interest and indexation income	482,806	—
Loss for the year	(14,994)	—

Loss attributable to non-controlling interest	(5,056)	—

	12-31-2016	12-31-2015
Summarized Statement of Cash Flows	MCh$	MCh$

Cash flows from operating activities	(35,057)	—
Cash flows from investing activities	93,018	—
Cash flows from financing activities	(4,400)	—

Net increase in cash flows	53,561

	31/12/2016	31/12/2015
Resumen de Estado de Resultados	MM$	MM$

Ingresos por intereses y reajustes	482.806	—
Resultado del período	(14.994)	—

Resultado de INC	(5.056)	—

	31/12/2016	31/12/2015
Resumen de Estado de Flujos de efectivo	MM$	MM$

Flujo de efectivo proveniente de actividades de operación	(35.057)	—
Flujo de efectivo proveniente de actividades de inversión	93.018	—
Flujo de efectivo proveniente de actividades de financiamiento	(4.400)	—

Neto aumento (disminución) de flujo de efectivo	53.561

Itaú Corpbanca and Subsidiaries – Consolidated Financial Statements – December 31, 2016	156

g.	Consolidated Comprehensive Income for the Period

	As of December 31, 2016
Concept	Owners of the Bank	Non-Controlling Interest	Total
	MCh$	MCh$	MCh$
Consolidated profit for the year	2,059	(4,967)	(2,908)

Other comprehensive income before taxes
Financial assets available for sale	11,542	3,876	15,418
Foreign investment hedges	14,917	(1,459)	13,458
Cash flow hedges	(5,603)	—	(5,603)
Translation adjustments	2,380	(9,481)	(7,101)
Defined benefit obligations	(2,598)	(1,322)	(3,920)

Total	22,697	(13,353)	9,344

Income taxes
Financial assets available for sale	(2,990)	(1,035)	(4,025)
Foreign investment hedges	(3,219)	534	(2,685)
Cash flow hedges	1,345	—	1,345
Defined benefit obligations	722	368	1,090

Total	(4,142)	(133)	(4,275)

Comprehensive income (loss) for the year	18,555	(13,486)	5,069

	As of December 31, 2015
Concept	Owners of the Bank	Non-Controlling Interest	Total
	MCh$	MCh$	MCh$
Consolidated profit for the year	104,336	9	104,345

Other comprehensive income before taxes
Financial assets available for sale	664	—	664

Total	105,000	9	105,009

Income taxes
Financial assets available for sale	(218)	—	(218)

Total	(218)	—	(218)

Comprehensive income (loss) for the year	104,782	9	104,791

Note 24 - Interest and Indexation Income and Expenses

This account includes interest accrued during the period on all financial assets whose implicit or explicit return is obtained by applying the effective interest rate method independent of whether they are valued at fair value, as well as rectifications of products as a result of accounting hedges, which forms part of interest and indexation income and expenses as shown in the Statement of Income for the Period. Interest and indexation is recognized as received for the past-due portfolio, as well as the amount that was not recognized in the Statement of Income for the Year because recognition was suspended on an accrual basis.

a.	For the years ended December 31, 2016 and 2015, interest and indexation income is detailed as follows:

	12-31-2016				12-31-2015
	Interest	Indexation	Prepayment Fees	Total	Interest	Indexation	Prepayment Fees	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Normal portfolio
Repurchase agreements	25,550	—	—	25,550	916	—	—	916
Loans and advances to banks	8,180	—	—	8,180	1,459	—	—	1,459
Commercial loans	759,883	99,803	2,077	861,763	196,396	67,261	425	264,082
Mortgage loans	152,321	78,217	14	230,552	58,224	57,834	23	116,081
Consumer loans	279,021	31	1,793	280,845	97,194	195	1,468	98,857
Investment securities	67,683	11,032	—	78,715	9,576	11,305	—	20,881
Other interest or indexation income	8,427	466	—	8,893	4,557	1,488	—	6,045
Gain (loss) from accounting hedges	(3,012)	—	—	(3,012)	(11,381)	—	—	(11,381)

Total	1,298,053	189,549	3,884	1,491,486	356,941	138,083	1,916	496,940

Itaú Corpbanca and Subsidiaries – Consolidated Financial Statements – December 31, 2016	157

b.	Interest and indexation that may be suspended, as indicated in letter p) of Note 1, are recorded in memorandum (off-balance-sheet accounts) until they are effectively received.

As of December 31, 2016 and 2015, suspended interest and indexation are detailed as follows:

	12-31-2016			12-31-2015
	Interest	Indexation	Total	Interest	Indexation	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Commercial loans	9,828	578	10,406	848	716	1,564
Mortgage loans	2,766	1,438	4,204	1,941	599	2,540
Consumer loans	2,191	—	2,191	22	—	22

Total	14,785	2,016	16,801	2,811	1,315	4,126

c.	As of each year end, interest and indexation expenses are detailed as follows:

	12-31-2016			12-31-2015
	Interest	Indexation	Total	Interest	Indexation	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Demand deposits	(78,147)	(173)	(78,320)	—	—	—
Repurchase agreements	(48,086)	—	(48,086)	(1,772)	—	(1,772)
Savings accounts and time deposits	(419,661)	(39,720)	(459,381)	(122,326)	(38,575)	(160,901)
Borrowings from financial institutions	(45,801)	—	(45,801)	(16,790)	—	(16,790)
Debt instruments issued	(156,168)	(79,126)	(235,294)	(45,468)	(50,274)	(95,742)
Other financial liabilities	(142)	(197)	(339)	(204)	(291)	(495)
Other interest or indexation expense	(905)	(2,261)	(3,166)	—	(2,992)	(2,992)
Gain from accounting hedges	359	—	359	—	—	—

Total	(748,551)	(121,477)	(870,028)	(186,560)	(92,132)	(278,692)

For purposes of the statement of cash flows, net interest and indexation income for the year ended December 31, 2016, is MCh$621,458 (MCh$218,248 in December 2015).

Itaú Corpbanca and Subsidiaries – Consolidated Financial Statements – December 31, 2016	158

Note 25 - Fee and Commission Income and Expenses

This account includes all commissions accrued and paid during the period, except those included in the effective interest rate of financial instruments. They consist primarily of:

a.	Fee and Commission Income:

This account includes financial income for the period from commissions generated by services provided by the Bank and its Subsidiaries, mainly for:

	12-31-2016	12-31-2015
	MCh$	MCh$
Lines of credit and overdrafts	4,911	1,537
Guarantees and letters of credit	13,562	5,228
Credit card services	52,775	24,296
Account management	10,171	2,014
Collections, billing and payments	24,813	2,271
Securities brokerage and management	9,454	6,940
Mutual funds and other investments	23,614	11,760
Insurance brokerage	21,477	6,230
Financial consulting services	8,951	5,389
Commissions on transferred student loans	3,354	965
Commissions on loans	2,572	56
Commissions on mortgage loans	1,023	1,192
Other fees for services provided	12,768	4,319
Other commissions earned	4,356	9,178

Total	193,801	81,375

b.	Fee and Commission Expenses:

This account includes expenses for commissions accrued during the period, mainly for:

	12-31-2016	12-31-2015
	MCh$	MCh$
Credit card transactions	(29,376)	(8,021)
Securities transactions	(3,328)	—
Commissions paid through Chilean clearing house (ACC)	(1,348)	—
Foreign trade transactions	(1,309)	—
Commissions paid in points	(3,232)	—
Loan services to customers	(4,385)	—
Other commissions paid	(27)	(2,266)

Total	(43,005)	(10,287)

Commissions earned for transactions with letters of credit are presented in the Statement of Income within “interest and indexation income”.

Itaú Corpbanca and Subsidiaries – Consolidated Financial Statements – December 31, 2016	159

Note 26 - Net Financial Operating Income

This account includes adjustments for variations in financial instruments except those attributable to interest accrued using the effective interest rate method on value corrections of assets, as well as gains or losses obtained from sales and purchases.

Net financial operating income contained in the Consolidated Statement of Income consists of the following concepts:

	12-31-2016	12-31-2015
	MCh$	MCh$
Trading securities	40,893	1,762
Trading derivatives	44,499	(47,769)
Sale of loan portfolio	18,863	15,802
Financial assets available for sale	7,454	1,183
Other	699	—

Total	112,408	(29,022)

Itaú Corpbanca and Subsidiaries – Consolidated Financial Statements – December 31, 2016	160

Note 27 - Net Foreign Exchange Transactions

This includes the gain or loss from purchases and sales of currency, differences that arise from translating monetary items in foreign currency to the functional currency and from non-monetary assets in foreign currency upon disposal. Net foreign exchange transactions are detailed as follows:

	12-31-2016	12-31-2015
	MCh$	MCh$
Net foreign exchange transactions
Net gain (loss) on currency positions	(30,191)	75,873
Gain (loss) on purchase and sale of currency	—	—
Other currency gains (losses)	1,179	(1,412)

Subtotal	(29,012)	74,461

Net gain (loss) for exchange rate indexation
Indexation of loans to customers	14	—
Indexation of investment securities	(121)	—
Indexation of deposits and borrowings	10	—
Indexation of other liabilities	—	—
Net loss on hedging derivatives	(19,762)	—

Subtotal	(19,859)	—

Total	(48,871)	74,461

Itaú Corpbanca and Subsidiaries – Consolidated Financial Statements – December 31, 2016	161

Note 28 - Credit Risk Provisions and Impairment

a.	Movements in credit risk provisions and impairment during the years ended December 31, 2016 and 2015, are detailed as follows:

		Loans to Customers
2016	Loans and Advances to Banks	Commercial Loans	Mortgage Loans	Consumer Loans	Contingent Loans	Additional Provisions	Minimum Provision for Normal Portfolio	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Provisions recorded:
Individual provisions	(307)	(378,503)	—	—	(18,314)	—	—	(397,124)
Group provisions	—	(48,046)	(34,633)	(196,051)	(6,852)	—	—	(285,582)

Provisions recorded, net	(307)	(426,549)	(34,633)	(196,051)	(25,166)	—	—	(682,706	) (*)

Provisions released:
Individual provisions	286	244,250	—	—	20,858	—	392	265,786
Group provisions	—	22,097	23,294	90,144	6,987	—	—	142,522

Provisions released, net	286	266,347	23,294	90,144	27,845	—	392	408,308	(*)

Recovery of charged-off assets	—	8,897	1,285	13,088		—	—	23,270
Exchange differences	—	—	—	—	—	—	—	—

Provisions, net	(21)	(151,305)	(10,054)	(92,819)	2,679	—	392	(251,128)

		Loans to Customers
2015	Loans and Advances to Banks	Commercial Loans	Mortgage Loans	Consumer Loans	Contingent Loans	Additional Provisions	Minimum Provision for Normal Portfolio	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Provisions recorded:
Individual provisions	(255)	(79,183)	—	—	(6,385)	—	(392)	(86,215)
Group provisions	—	(20,630)	(10,287)	(85,127)	(5,551)	—	—	(121,595)

Provisions recorded, net	(255)	(99,813)	(10,287)	(85,127)	(11,936)	—	(392)	(207,810	) (*)

Provisions released:
Individual provisions	238	67,690	—	—	9,354	—	—	77,282
Group provisions	—	12,556	7,938	52,712	5,424	—	—	78,630

Provisions released, net	238	80,246	7,938	52,712	14,778	—	—	155,912	(*)

Recovery of charged-off assets	—	1,871	616	5,818	—	—	—	8,305
Exchange differences	—	—	—	—	—	—	—	—

Provisions, net	(17)	(17,696)	(1,733)	(26,597)	2,842	—	(392)	(43,593)

(*)	The amounts in the Consolidated Statement of Cash Flows are detailed as follows:

	2016	2015
	MCh$	MCh$
Charge for provisions recorded	682,706	207,810
Credit for provisions used	(408,308)	(155,912)

	274,398	51,898

b.	The following provisions were recorded and reversed, detailed by type of loan, analyzed using group or individual evaluations:

	As of December 31, 2016
	Provisions Recorded			Provisions Reversed
	Individual Provisions	Group Provisions	Total	Individual Provisions	Group Provisions	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Commercial loans	(378,503)	(48,046)	(426,549)	244,250	22,097	266,347
Mortgage loans	—	(34,633)	(34,633)	—	23,294	23,294
Consumer loans	—	(196,051)	(196,051)	—	90,144	90,144

	(378,503)	(278,730)	(657,233)	244,250	135,535	379,785

Banks	(307)	—	(307)	286	—	286

	(378,810)	(278,730)	(657,540)	244,536	135,535	380,071

Itaú Corpbanca and Subsidiaries – Consolidated Financial Statements – December 31, 2016	162

	As of December 31, 2015
	Provisions Recorded			Provisions Reversed
	Individual Provisions	Group Provisions	Total	Individual Provisions	Group Provisions	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Commercial loans	(79,183)	(20,630)	(99,813)	67,690	12,556	80,246
Mortgage loans	—	(10,287)	(10,287)	—	7,938	7,938
Consumer loans	—	(85,127)	(85,127)	—	52,712	52,712

	(79,183)	(116,044)	(195,227)	67,690	73,206	140,896

Banks	(255)	—	(255)	238	—	238

	(79,438)	(116,044)	(195,482)	67,928	73,206	141,134

In management’s opinion, the credit risk provisions established cover all potential losses that may arise from not recovering assets, based on the information examined by the Bank and its Subsidiaries.

Itaú Corpbanca and Subsidiaries – Consolidated Financial Statements – December 31, 2016	163

Note 29 - Payroll and Personnel Expenses

Payroll and personnel expenses for the years ended December 31, 2016 and 2015, are detailed as follows:

	12-31-2016	12-31-2015
	MCh$	MCh$
Personnel compensation	(148,073)	(54,129)
Bonuses	(53,669)	(22,660)
Employee termination benefits	(32,704)	(3,458)
Training expenses	(1,050)	(543)
Other personnel expenses	(10,169)	(5,921)

Total	(245,665)	(86,711)

Itaú Corpbanca and Subsidiaries – Consolidated Financial Statements – December 31, 2016	164

Note 30 - Administrative Expenses

For the years ended December 31, 2016 and 2015, administrative expenses are detailed as follows:

	12-31-2016	12-31-2015
	MCh$	MCh$
Maintenance and repair of property, plant and equipment	(23,226)	(5,209)
Office leases	(26,308)	(6,987)
Equipment leases	(2,649)	(461)
Insurance premiums	(14,953)	(1,373)
Office supplies	(2,004)	(663)
IT and communications expenses	(25,860)	(14,354)
Lighting, heating and other utilities	(4,240)	(935)
Security and transportation of valuables	(3,469)	(916)
Travel and entertainment expenses	(2,427)	(973)
Court and notary expenses	(7,232)	(1,899)
Fees for technical reports	(7,096)	(1,167)
Professional service fees	(2,535)	(434)
Securities rating fees	(888)	(561)
Regulatory fines	(728)	(8)
Comprehensive management of ATMs	(5,855)	—
Management of outsourced temp services	(201)	—
Postage and mailing expenses	(2,864)	—
Internal events	(237)	—
Donations	(741)	—
Services hired	(11,959)	—
Miscellaneous contributions	(732)	—
Commercial programs	(2,609)	—
Credit card management	(4,351)	—
Other general administrative expenses	(11,130)	(17,883)

Subtotal	(164,294)	(53,823)

Data processing	(14,369)	(3,153)
Product sales	(435)	—
Credit assessments	(511)	—
Other	(8,294)	(2,179)
Directors’ fees	(1,056)	(72)
Advertising	(8,322)	(2,586)
Property taxes	(443)	(228)
Municipal business permits	(1,665)	(805)
Other taxes (*)	(29,591)	(1,720)
Contribution to SBIF	(6,224)	(2,265)

Total	(235,204)	(66,831)

(*)	This amount corresponds primarily to taxes other than income taxes that affect CorpBanca Colombia and its Subsidiaries (Colombian segment). They are taxes on local financial transactions, ongoing performance of commercial activities or services, non-discountable value added tax and equity tax, among others.

Itaú Corpbanca and Subsidiaries – Consolidated Financial Statements – December 31, 2016	165

Note 31 - Depreciation, Amortization and Impairment

a.	Amounts charged to profit and loss for depreciation, amortization and impairment during the periods ended December 31, 2016 and 2015, are detailed as follows:

		12-31-2016	12-31-2015
	Note	MCh$	MCh$
Depreciation and amortization
Depreciation of property, plant and equipment	14	(13,834)	(4,404)
Amortization of intangible assets	13	(49,858)	(5,381)

Balances		(63,692)	(9,785)

b.	Impairment:

For the years ended December 31, 2016 and 2015, impairment expenses are detailed as follows:

		12-31-2016	12-31-2015
	Note	MCh$	MCh$
Impairment of financial assets available for sale	11	—	—
Impairment of financial assets held to maturity	11	—	—

Subtotal financial assets		—	—

Impairment of property, plant and equipment (1)	14	(351)	—
Impairment of intangible assets	13	—	—

Subtotal non-financial assets		(351)	—

Total		(351)	—

(1)	Impairment for technological obsolescence as a result of new regulations on ATMs (Decree 222 dated October 30, 2013 from the Ministry of Internal Affairs and Public Safety), accounted for in accordance with IAS 36 “Impairment of Assets”.

At each reporting date, Banco Itaú Corpbanca and its subsidiaries (the Group) will evaluate whether there is any indication of impairment of any asset. Should any such indication exist, or when impairment testing is required, the entity will estimate the asset’s recoverable amount.

The Bank has defined two CGUs: CGU Chile36 and CGU Colombia37. These CGUs were defined based on their main geographic areas. Their cash flow generation and performance are analyzed separately by senior management because their contributions to the consolidated entity can be identified independently. It is important to mention that these CGUs are consistent with the Bank’s operating segments (See Note 4).

Goodwill Impairment Testing

1.	Goodwill Impairment Testing

In January 2014, Itaú Unibanco (Brazil), Banco Itaú (Chile), CorpBanca (Chile) and CorpGroup (Chile) signed an agreement establishing a strategic partnership for their operations in Chile and Colombia by merging the banks CorpBanca and Banco Itaú Chile. The merger was completed on April 1, 2016, once the respective authorizations were obtained in Brazil, Chile and Colombia, recording and allocating goodwill as follows:

Goodwill	31-12-2016	31-12-2015
	MCh$	MCh$
Chile	940,785	—
Colombia	247,662	—

Total	1,188,447	—

[36]	CGU Chile is comprised of Banco Itaú CorpBanca and its Chilean subsidiaries plus the New York branch.
[37]	CGU Colombia is comprised of Banco CorpBanca Colombia and its Colombian subsidiaries plus Helm Corredor de Seguros S.A..

Itaú Corpbanca and Subsidiaries – Consolidated Financial Statements – December 31, 2016	166

Variables used by the bank

In terms of information sources, management based the projections of its CGUs (CGU Chile and CGU Colombia) on the following aspects: Revenue was forecasted by taking into account mainly the strategic growth they wanted to achieve with the merger (Itaú Corpbanca), GDP growth for both countries, economic growth expectations for both economies and the expected increase in market share.

The market shares of Itaú Corpbanca and CorpBanca Colombia are expected to report sustained growth in upcoming years in both loans and deposits, based on the following factors:

i)	The long-term economic outlooks for both countries.

ii)	Bank usage levels mainly in the Colombian market.

iii)	Implementation of the commercial strategy in order to achieve the target market share set by management.

The new bank, which was formed from the aforementioned merger (See Note 2) still boasts sound solvency figures, which gives it room for reinvestment if necessary and, consequently, improved conditions for growth.

Expenses were forecasted in a similar manner, based on desired post-merger growth targets, synergies and economies of scale. Points worth highlighting include:

i)	Revenue comes mainly from interest (generated by average portfolio balances with respect to their interest rates), fees (generated by transactions with products) and net financial operating income (gains and losses from transactions with financial instruments).

ii)	Expenses consist mainly of interest (paid in deposit products with respect to agreed rates), credit risk provisions (related to loans) and, lastly, other expenses (administrative and personnel expenses and amortization).

The recoverable amount of the Chile and Colombia CGUs has been determined using the income approach for valuing assets, relying mainly on the dividend discount model. This methodology considers the cash flow to be generated by dividends distributed to its shareholders on a perpetual horizon, discounted at their equity cost rate as of the valuation date in order to be able to estimate the economic value of the company’s equity, using cash flow projections derived from financial assumptions approved by management.

1.1	Key assumptions used in calculating the recoverable amount.

The values assigned to the key assumptions are an evaluation by senior management of future industry trends based on both external and internal sources. The key assumptions used in calculating the recoverable amount are summarized below and detailed in subsequent sections:

	12-31-2016
Key Assumptions	Chile	Colombia
Projection period and perpetuity (years)	7.00	7.00
Perpetuity growth rates (%)	4.00	5.60
Projected inflation rates (%)	3.00	3.20
Discount rate (%)	12.00	12.40
Tax rate (%)	26.90	34.80
Solvency index limit (%)	10.00	9.00

Itaú Corpbanca and Subsidiaries – Consolidated Financial Statements – December 31, 2016	167

a.	Projection period and perpetuity.

The recoverable amount has been determined using cash flows based on budgets approved by senior management. Cash flows beyond this time horizon have been extrapolated using the growth rate described in the preceding table. The growth rates used do not exceed the average long-term growth rate for the market in which the CGUs operate.

Cash flow projections are for 7 years (2023) after which a present value is calculated for cash flows in perpetuity in order to increase the dividend payment used in perpetuity without decreasing the solvency ratio.

Management’s decision to increase projections from 5 to 7 years reflects the development expectations for the corporate integration plan. This plan is designed to better capture the opportunities for value creation of the CGUs. In addition, the merger between Banco CorpBanca and Itaú Chile gave rise to a new banking institution, Itaú Corpbanca, which is completely different from the separate entities before the business combination. The new bank has a new management team, a new product mix and new short- and long-term objectives with aggressive growth strategies aimed at becoming the 3rd largest bank in the Chilean market.

From the outset, the new management team set a period of three years (2016-2018) from the merger to fully integrate both banks. From the fourth year (2019), the new Bank should be fully operable under the strategy established by the new controller.

The Bank’s expectation is for each CGU to reach its potential and maturity over the long-term. This cycle is adjusted to the development stage of each market where the CGUs are located. Management believes that the growth and efficiency targets contained in its strategic plan should take more than five years to stabilize.

This transformation has led to major economic efforts (visible in these financial statements) and a loss of market share as a result of adaptation and takeover processes, merger expenses and synergies that will not materialize until 2018.

Although some merger costs have already been incorporated, certain synergies as a result of these costs will begin to be seen in a few more years after a period of adaptation. This is one of the reasons for projecting more prolonged growth curves in order to reach normal levels in real periods of time and reflect the true value of the unified Bank.

Therefore, the Bank has considered seven-year projections to avoid generating a bias in the growth curves and in perpetuity. This takes into account the industry’s growth and possibilities to gain market share, given the new growth strategies chosen by the Bank.

Itaú Corpbanca and Subsidiaries – Consolidated Financial Statements – December 31, 2016	168

b.	Loans and deposits.

Loans were projected considering an increase of around 13.05% annually for Chile and 14.75% for Colombia and the deposit portfolio was projected in relation to the reciprocity established as a target. Both concepts are aligned to market growth expectations and target market share.

c.	Revenue.

Revenue projections were estimated based on the sensitivities of GDP growth and the effects of inflation with respect to the banking industry (in both Chile and Colombia). These were used to obtain the projected growth rate based also on the product mix (consumer, mortgage and commercial loans) and the target market share proposed by management.

d.	Costs.

Cost projections are determined primarily by average balances of time and demand deposits as well as other relevant components.

e.	Discount rate.

In order to estimate the discount rate (Ke, cost of equity in Colombian pesos), the capital asset pricing model (CAPM) was used as a framework. This models sets the rate demanded by shareholders (Ke) equal to the risk-free rate plus a premium that the investors expect to assume for the systematic risk inherent to the company.

The risk-free rate corresponds to U.S. treasury bonds, specifically T-Bond 30Y.

The beta measures the share price volatility for a company with respect to the general securities market. It reflects the market or systematic risk, as opposed to the company’s specific risk. We have selected a group of listed companies that operate in the Colombian banking industry. In the search for these indicators, we concentrated on companies whose main activities are similar. The beta of shares used for each of the comparable companies was taken from the Bloomberg platform. In order to adjust for the financial leverage effect of the beta of each company, the betas were “unleveraged”, based on the current history of the comparable company and its debt-equity ratio to give the asset beta of each company.

f.	Tax rate.

Taxes are projected at rates of: Chile 25.5% for 2017 and 27% for 2018 - 2023; Colombia 40% for 2017, 37% for 2018 and 33% for 2019 - 2023.

Because the discount rate is a variable that has a considerable impact on results, sensitivity testing was performed for that rate for both CGUs. This testing concluded that no reasonable change would negatively impact the results obtained.

g.	Dividend payments.

Dividend payments were used to maximize the cash flows of shareholders with the restriction that solvency (technical capital to risk-weighted assets) did not go below 10% for projected cash flow for the Chile CGU and 9% for the Colombia CGU. This did not exceed the solvency limits required by regulators, which are in line with the market and growth forecasts.

Itaú Corpbanca and Subsidiaries – Consolidated Financial Statements – December 31, 2016	169

1.2	Sensitivity to Changes in Key Assumptions Used

In determining the recoverable amount of the cash generating unit analyzed (Chile and Colombia), senior management performed a sensitivity analysis under diverse scenarios and concluded that no reasonable possible change in any of the aforementioned key assumptions would make the carrying amount of the unit significantly exceed that amount.

1.3	Results of Impairment Testing

As a result of this analysis, management has not identified any impairment in the value of the CGUs mainly because the recoverable amount exceeds the book value of the assets tested for each unit.

2.	Other

There have been no other changes in valuation techniques during the current period.

Itaú Corpbanca and Subsidiaries – Consolidated Financial Statements – December 31, 2016	170

Note 32 - Other Operating Income and Expenses

a.	Other Operating Income:

Other operating income is detailed as follows:

	12-31-2016	12-31-2015
	MCh$	MCh$
Income for assets received in lieu of payment
Gain on sales of assets received in lieu of payment	1,176	116
Other income	75	169

Subtotal	1,251	285

Release of provisions for contingencies
Country risk provisions	—	805
Special provisions for foreign loans	—	—
Other provisions for contingencies	—	5

Subtotal	—	810

Other Income
Gain on sale of property, plant and equipment	37	—

Subtotal	37	—

Recovery of leased assets	514	—
Income from leased assets	144	—
Other operating income, subsidiaries	2,572	—
Gain on sale of leased assets	349	274
Other operating income, leases	598	3,499
Marketing contribution, insurance companies	742	—
Other commissions
Income from portfolio valuation
Income from foreign credit card use	—	—
Minor income	7,151	4,095
Reversal of provision	4,997	—
Other income	1,092	603

Subtotal	18,159	8,471

Total	19,447	9,566

Itaú Corpbanca and Subsidiaries – Consolidated Financial Statements – December 31, 2016	171

b.	Other Operating Expenses:

In 2016 and 2015, the Bank recorded the following other operating expenses:

	12-31-2016	12-31-2015
	MCh$	MCh$
Provisions and expenses for assets received in lieu of payment
Provisions for assets received in lieu of payment	(9,463)	(409)
Write-offs of assets received in lieu of payment	(1,846)	(59)
Maintenance expenses for assets received in lieu of payment	(596)	(72)

Subtotal	(11,905)	(540)

Contingency provisions
Country risk provisions	(1,634)	(1,259)
Other contingency provisions	(8,999)	(81)

Subtotal	(10,633)	(1,340)

Other expenses
Loss on sale of property, plant and equipment	(71)	(615)
Losses on sale of shares of companies	—	—
Restructuring costs	—	—

Subtotal	(71)	(615)

Commercial report expenses	(176)	—
Credit card loyalty point benefits expenses	(26,303)	(7,330)
Operating loss expenses	(2,661)	(1,970)
Insurance expense (law 20,027)	(1,420)	(1,418)
Provision expense for recovered leased assets	(11,327)	—
Banking expenses	(2,184)	—
Pronexo expenses	(439)	—
Fines and sanctions	(880)	—
Loss on damaged assets	(962)	—
Other expenses	(7,620)	(3,238)

Subtotal	(53,972)	(13,956)

Total	(76,581)	(16,451)

Itaú Corpbanca and Subsidiaries – Consolidated Financial Statements – December 31, 2016	172

Note 33 - Related Party Transactions

In conformity with the General Banking Law the instructions issued by the SBIF, a related party is defined as an individual or legal entity related to the property or management of an institution, either directly or through a third party.

Article 89 of the Corporations Law, which also applies to banks, establishes that any transaction with a related party must take place under arm’s length conditions similar to those prevailing in the market.

For publicly-held corporations and their subsidiaries, transaction with related parties is defined as any negotiation, act, contract or transaction in which the company must intervene, while related party is defined as the entities of the corporate group to which the company belongs; the legal entities that, with regard to the company, are considered its parent company, affiliate, subsidiary, associate; individuals that are directors, managers, administrators, key executives or liquidators of the company, on their own behalf or in representation of persons other than the company and their respective spouses until a second degree blood relationship, as well as any entity controlled directly or indirectly through any of them; and any person that alone or with other persons through an agreement of joint action can designate at least one member of the company’s management or control 10% or more of its capital, with voting rights, if the company has shares; those that establish the company’s bylaws or are justifiably identified by the directors’ committee; and those in which he has performed the function of director, manager, administrator, key executive or liquidator of the company within the last 18 months. Article 147 of the Corporations Law sets forth that a publicly held corporation may only carry out transactions with related parties when they are intended to contribute to the corporate interest and are adjusted in price, terms and conditions to those prevailing in the market at the time of their approval and that meet the requirements and procedures indicated in that standard. Moreover, Article 84 of the General Banking Law establishes limits on loans granted to related parties and prohibits the granting of loans to the Bank’s directors, managers and general representatives.

a.	Loans to Related Parties.

As of December 31, 2016 and 2015, loans to related parties are detailed as follows:

December 31, 2016	Producers of Goods and Services	Holding Companies	Individuals
	MCh$	MCh$	MCh$
Loans and receivables:
Commercial loans	117,362	93,170	3,070
Mortgage loans	—	—	19,568
Consumer loans	—	—	3,493

Gross loans	117,362	93,170	26,131

Credit risk provisions	(2,398)	(396)	(197)

Net loans	114,964	92,774	25,934

Contingent loans	78,708	7,400	5,393
Provisions for contingent loans	(71)	(31)	(41)

Net contingent loans	78,637	7,369	5,352

Itaú Corpbanca and Subsidiaries – Consolidated Financial Statements – December 31, 2016	173

December 31, 2015	Producers of Goods and Services	Holding Companies	Individuals
	MCh$	MCh$	MCh$
Loans and receivables:
Commercial loans	40	—	831
Mortgage loans	—	—	5,209
Consumer loans	—	—	1,245

Gross loans	40	—	7,285

Credit risk provisions	—	—	(11)

Net loans	40	—	7,274

Contingent loans	5	1,000	1,187
Provisions for contingent loans	—	(1)	(1)

Net contingent loans	5	999	1,186

b.	Other Related Party Transactions.

For the years ended December 31, 2016 and 2015, the Bank has carried out the following transactions with related parties for amounts greater than 1,000 UF.

As of December 31, 2016

Name or Corporate Name	Description	Balances Receivable (Payable)	Effect on Profit (Loss)
			Income	Expenses
		MCh$	MCh$	MCh$
Redbanc S.A.	ATM management	—	—	3,754
Transbank S.A.	Credit card management	—	—	10,882
Combanc S.A.	Data transmission services	—	—	291
Itaú Chile Cía. de Seguros de Vida S.A.	Life insurance	—	—	21,775
Asesorias Cumelen S.A.	Advisory services	—	—	450
Corp Research S.A.	Administrative consulting	—	—	443
Recuperadora de Créditos S.A.	Collections services	—	—	540
Itaú Chile Inv. Serv. y Administración S.A.	Leases	—	—	422
Compañia de Seguros Confuturo S.A.	Insurance	—	—	1,418
Instituto de Estudios Bancarios Guillermo Subercaseaux	Education services	—	—	69
Opina S.A.	Advertising services	—	—	110
VIP Asesorias y Servicios Integrales Ltda.	Advisory services	—	—	185
Itaú Unibanco S.A.	Advisory services	—	—	—
CAI Gestion Inmobiliaria S.A.	Department stores	—	—	90
Compañia de Seguros Corp Seguros S.A	Insurance	—	—	3,263
Universidad Andres Bello	Education services	—	—	32
Promoservice S.A.	Promotional services	—	—	1,431
Comder Contraparte Central S.A	Banking Services	—	—	697
Sinacofi S.A	Data transmission services	—	—	918
Operadora de Tarjetas de Crédito Nexus S.A.	Credit card management	—	—	1,896
Pulso Editorial S.A	Advertising services	—	—	521
Inmobiliaria Edificio CorpGroup S.A.	Office lease and building fees	—	—	5,010
Grupo de Radios Dial S.A.	Advertising	—	—	107
Hotel Corporation of Chile S.A.	Lodging, events	—	—	64
Corp Imagen y Diseños S.A.	Other services	—	—	82
Asesorias e Inversiones Rapelco Limitada S.A.	Other services	—	—	37
Corp Group Holding Inversiones Limitada	Advisory services	—	—	394
SMU S.A., Rendic Hnos. S.A.	Lease ATM space	10,181	—	2,152
Inversiones Corp Group Interhold Ltda.	Administrative consulting	—	—	2,172

During 2016, the Bank purchased loans from Itaú Unibanco S.A. - Nassau Branch, for US$152,263,397 and Itaú Unibanco S.A. - New York Branch for US$ 25,875,000, through its branch in New York. This purchase was at the par value of the loan portfolio and did not impact profit or loss.

Itaú Corpbanca and Subsidiaries – Consolidated Financial Statements – December 31, 2016	174

As of December 31, 2015

Name or Corporate Name	Description	Balances Receivable (Payable)	Effect on Profit (Loss)
			Income	Expenses
		MCh$	MCh$	MCh$
Redbanc S.A.	ATM management	—	—	888
Transbank S.A.	Credit card management	—	—	5,572
Combanc S.A.	Data transmission services	—	—	164
Itaú Chile Cía. de Seguros	Insurance	—	—	2,168
Itaú Chile Cía. de Seguros	Collection services	—	—	53
Itaú Chile Cía. de Seguros	Leases	—	—	15
Recuperadora de Créditos S.A.	Collections services	—	—	1,030
Itaú Chile Inv. Serv. y Administración S.A.	Leases	—	—	587
Itaú Unibanco S.A.	Advisory services	—	—	6,610

These transactions were carried out under normal market conditions prevailing when the contracts were signed.

c.	Donations.

As of December 31, 2016

Name or Corporate Name	Description	Balances Receivable (Payable)	Effect on Profit (Loss)
			Income	Expenses
		MCh$	MCh$	MCh$
Fundación CorpGroup Centro Cultural	Donations	—	—	1,373
Fundación Descúbreme	Donations	—	—	173
Fundación de Inclusión Social Aprendamos	Donations	—	—	152
Fundación Itaú	Donations	—	—	5

As of December 31, 2015

Name or Corporate Name	Description	Balances Receivable (Payable)	Effect on Profit (Loss)
			Income	Expenses
		MCh$	MCh$	MCh$
Fundación Itaú	Donations	—	—	336

d.	Other Assets and Liabilities with Related Parties.

	12-31-2016	12-31-2015
	MCh$	MCh$
ASSETS	44,790	2,251
Financial derivative instruments	33,951	1,807
Other assets	10,839	444
LIABILITIES	249,741	33,866
Financial derivative instruments	14,227	6,270
Demand deposits	69,473	3,757
Savings accounts and time deposits	155,251	23,645
Other liabilities	10,790	194

Itaú Corpbanca and Subsidiaries – Consolidated Financial Statements – December 31, 2016	175

e.	Results of Transactions with Related Parties.

Type of Income or Expense Recognized	12-31-2016		12-31-2015
	Income	Expenses	Income	Expenses
	MCh$	MCh$	MCh$	MCh$
Interest and indexation income and expense	11,370	5,913	167	1,817
Commissions and service income and expense	5,483	—	1,632	—
Financial operating gain and loss	3,399	7,810	1,887	6,303
Gain and loss on other financial transactions	—	—	—	—
Net foreign exchange transactions	—	—	—	—
Operating expenses	324	438	—	40
Other income and expenses	70	303	225	382

Total	20,646	14,464	3,911	8,542

f.	Related Party Contracts.

As of December 31, 2016

Name or Corporate Name	Description
Redbanc S.A.	ATM management
Pulso Editorial S.A	Advertising services
SMU S.A., Rendic Hnos S.A.	Lease ATM space
CAI Gestion Inmobiliaria S.A	Department stores
Unired S.A.	Payment management
Corp Imagen y Diseños S.A.	Other services
Corp Research S.A	Advisory services
Compañía de Seguros Vida Corp S.A.	Brokerage of insurance premiums and office lease
Instituto Profesional AIEP S.A.	Advertising services
Distribución y Servicios META S.A.	Distribution and services
Transbank S.A.	Credit card management
Inversiones Santa Valentina S.A.	Administrative consulting
Opina S.A.	Advisory services
Compañia de Seguros CorpSeguros S.A.	Office leases
Itaú Chile Inversiones, Servicios y Administración S.A.	Office leases
Combanc S.A.	Data transmission services
Servicios de Información Avanzada Comercial Financiera S.A	Advisory services
Sinacofi S.A.	Data transmission services
Comder Contraparte Central S.A.	Advisory services
Promoservice S.A.	Promotional services
Inversiones Corp Group Interhold S.A.	Administrative consulting
Operadora de Tarjetas de Crédito Nexus S.A.	Credit card management
Laborum.com Chile S.A.	Advertising services
Corp Group Holding Inversiones Limitada	Advisory services
Inmobiliaria Edificio CorpGroup S.A.	Office lease and building fees
Empresa Periodística La Tercera S.A.	Advertising services

As of December 31, 2015

Name or Corporate Name	Description
Itaú Chile Inversiones Servicios y Administración S.A.	Real estate lease agreement

Itaú Corpbanca and Subsidiaries – Consolidated Financial Statements – December 31, 2016	176

g.	Payments to Board of Directors and Key Management Personnel.

Compensation received by directors and key management personnel is categorized as follows:

	12-31-2016	12-31-2015
	MCh$	MCh$
Short-term employee benefits	35,762	18,523
Post-employment benefits	—	—
Other long-term benefits	—	72
Contract termination indemnity	14,893	—

Total	50,655	18,595

2016

Total compensation received by the Bank’s executives and key management personnel amounted to MCh$23,878 in 2016.

h.	Composition of Key Personnel.

As of December 31, 2016 and 2015, the Bank’s key management personnel is detailed as follows:

	Number of Executives
Position	12-31-2016	12-31-2015

Directors	11	—
Chief Executive Officer	10	1
Corporate Manager	9	8
Area Manager	102	3
Deputy Managers	149	—
Vice Chairmen	2	—

i.	Transactions with Key Personnel.

In 2016 and 2015, the Bank carried out the following transactions with key personnel:

	Income
	12-31-2016	12-31-2015
	MCh$	MCh$
Credit cards	307	392
Consumer loans	868	717
Commercial loans	700	646
Mortgage loans	3,554	4,337

Itaú Corpbanca and Subsidiaries – Consolidated Financial Statements – December 31, 2016	177

Note 34 - Fair Value Assets and Liabilities

This disclosure was prepared based on the guidelines in Chapter 7-12 from the SBIF and IFRS 13, always taking care to comply with both standards. This standard applies to both financial assets and non-financial assets measured at fair value (recurring and non-recurring).

IFRS 13 is effective for annual periods beginning on or after January 1, 2013. Early application is permitted (but not done by Group) and it must be prospectively applied from the beginning of the annual period in which it is adopted (for our purposes the 2016 period). The disclosure requirements do not need to be applied to comparative information provided for periods before initial application.

The following section details the main guidelines and definitions used by the Group:

Fair value. The price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (i.e. an exit price). The transaction is carried out in the principal38 or most advantageous39 market and is not forced (i.e. it does not consider factors specific to the Group that may influence a real transaction).

Market participants. Buyers and sellers in the principal (or most advantageous) market for the asset or liability that have all of the following characteristics:

a.	They are independent of each other, i.e. they are not related parties as defined in IAS 24 “Related Party Disclosures”, although the price in a related party transaction may be used as an input to a fair value measurement if the entity has evidence that the transaction was entered into at market terms.

b.	They are knowledgeable, having a reasonable understanding about the asset or liability and the transaction using all available information, including information that might be obtained through due diligence efforts that are usual and customary.

c.	They are able to enter into a transaction for the asset or liability.

d.	They are willing to enter into a transaction for the asset or liability (i.e. they are motivated, but not forced or otherwise compelled, to do so).

Fair value measurement. When measuring fair value, the Group takes into account the same characteristics of the asset or liability that market participants would consider in pricing that asset or liability on the measurement date.

Aspects of the transaction. A fair value measurement assumes that the asset or liability is exchanged in an orderly transaction between market participants to sell the asset or transfer the liability at the measurement date under current market conditions. The measurement assumes that the transaction to sell the asset or transfer the liability takes place: (a) on the principal market for the asset or liability; or (b) in the absence of a principal market, on the most advantageous market for the asset or liability.

Market participants. The fair value measurement measures the fair value of the asset or liability using the assumptions that the market participants would use in pricing the asset or liability, assuming that the participants act in their best economic interest.

Prices. Fair value is the price that will be received for the sale of an asset or paid for the transfer of a liability in an orderly transaction on the main (or most advantageous) market as of the measurement date under current market conditions (i.e. exit price) regardless of whether that price is directly observable or estimated using another valuation technique.

[38]	The market with the greatest volume and level of activity for the asset or liability.
[39]	The market that maximizes the amount that would be received to sell the asset or minimizes the amount that would be paid to transfer the liability, after taking into account transaction costs and transport costs.

Itaú Corpbanca and Subsidiaries – Consolidated Financial Statements – December 31, 2016	178

Highest and best use of non-financial assets.. The fair value measurement of these assets takes into account the market participant’s ability to generate economic benefits through the highest and best use of the asset or through the sale of the asset to another market participant that would maximize the value of the asset.

Group’s own liabilities and equity instruments. The fair value measurement assumes that these items are transferred to a market participant on the date of measurement. The transfer of these items assumes that:

a.	A liability would remain outstanding and the market participant transferee would be required to fulfill the obligation. The liability would not be settled with the counterparty or otherwise extinguished on the measurement date.

b.	An entity’s own equity instrument would remain outstanding and the market participant transferee would take on the rights and responsibilities associated with the instrument. The instrument would not be canceled or otherwise extinguished on the measurement date.

Default risk. The fair value of a liability reflects the effect of the default risk. This risk includes, but is not limited to, the entity’s own credit risk. This risk is assumed to be the same before and after the liability is transferred.

Initial recognition. When an asset is acquired or a liability assumed in an exchange transaction involving that asset or liability, the transaction price is the price paid to acquire the asset or received to assume the liability (the entry price). In contrast, the fair value of the asset or liability is the price received to sell the asset or paid to transfer the liability (the exit price). Entities do not necessarily sell assets at the prices paid to acquire them. Likewise, they do not necessarily transfer liabilities at the price received to assume them.

Valuation techniques. The Bank will use techniques that are appropriate for the circumstances and for which sufficient data is available to measure the fair value, maximizing the use of relevant observable inputs and minimizing the use of unobservable inputs. The following approaches deserve mention. The first two are the most frequently used by the Group:

a.	Market approach. Uses prices and other relevant information generated by market transactions involving identical or comparable (similar) assets, liabilities, or a group of assets and liabilities (e.g. a business).

b.	Income approach.. Converts future amounts (cash flows or income and expenses) to a single current (discounted) amount, reflecting current market expectations about those future amounts. The fair value measurement is determined based on the value indicated by the current market expectations about those future amounts.

c.	Cost approach.. Reflects the amount that would be required currently to replace the service capacity of an asset (current replacement cost).

Present value techniques. Technique to adjust the discount rate and expected cash flows (expected present value). The present value technique used to measure the fair value will depend on the specific facts and circumstances of the asset or liability being measured and the availability of sufficient data.

Components of the present value measurement. Present value is the tool used to link future amounts (e.g. cash flows or values) to a present amount using a discount rate. A fair value measurement of an asset or a liability using a present value technique captures all the following elements from the perspective of market participants at the measurement date:

a.	An estimate of future cash flows for the asset or liability being measured.

b.	Expectations about possible variations in the amount and timing of the cash flows representing the uncertainty inherent in the cash flows.

Itaú Corpbanca and Subsidiaries – Consolidated Financial Statements – December 31, 2016	179

c.	The time value of money, represented by the rate on risk-free monetary assets that have maturity dates or durations that coincide with the period covered by the cash flows and pose neither uncertainty in timing nor risk of default to the holder (i.e. a risk-free interest rate).

d.	The price for bearing the uncertainty inherent in the cash flows (i.e. a risk premium).

e.	Other factors that market participants would take into account in the circumstances.

f.	For a liability, the non-performance risk relating to that liability, including the entity’s (i.e. the debtor’s) own credit risk.

Fair value hierarchy

It gives the highest priority to quoted prices (unadjusted) in active markets for identical assets and liabilities (Level 1 inputs) and lowest priority to unobservable inputs (Level 3 inputs). Level 2 inputs are inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly.

Determination of fair value

The following table summarizes the fair values of the Bank’s main financial assets and liabilities as of December 2016 and December 2015, including those that are not recorded at fair value in the Consolidated Statement of Financial Position.

		12-31-2016		12-31-2015
		Carrying Amount	Estimated Fair Value	Carrying Amount	Estimated Fair Value
	Note	MCh$	MCh$	MCh$	MCh$
ASSETS
Cash and due from banks	5	1,487,137	1,487,137	477,809	477,809
Transactions pending settlement	5	145,769	145,769	62,095	62,095
Trading securities	6	632,557	632,557	17,765	17,765
Receivables from repurchase agreements and securities borrowing	7	170,242	170,242	10,293	10,291
Financial derivative instruments	8	1,102,769	1,102,769	227,984	227,984
Loans and advances to banks	9	150,568	150,568	99,398	99,493
Loans to customers	10	20,427,214	20,480,706	6,713,983	7,228,761
Financial assets available for sale	11	2,054,110	2,054,110	512,510	512,510
Financial assets held to maturity	11	226,433	200,615	—	—
LIABILITIES
Current accounts and other demand deposits	17	4,453,191	4,453,191	981,349	981,998
Transactions pending settlement	5	67,413	67,413	26,377	26,377
Payables from repurchase agreements and securities lending	7	373,879	373,879	43,727	46,933
Savings accounts and time deposits	17	11,581,710	11,603,528	3,952,573	4,069,435
Financial derivative instruments	8	907,334	907,334	253,183	253,183
Borrowings from financial institutions	18	2,179,870	2,190,715	658,600	660,721
Debt instruments issued	19	5,460,253	5,419,646	1,504,335	1,723,689
Other financial liabilities	19	25,563	25,563	20,733	21,457

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In addition, the fair value estimates presented above do not attempt to estimate the value of the Group’s profits generated by its business, nor future business activities, and, therefore, do not represent the value of the Group as a going concern.

The following section describes the methods used to estimate fair value:

a.	Fair Value Measurement of Assets and Liabilities Only for Disclosure Purposes (Non-Recurring)

		Non-Recurring Fair Value Measurement of Items
		12-31-2016	12-31-2015
	Note	MCh$	MCh$
ASSETS
Cash and due from banks	5	1,487,137	477,809
Transactions pending settlement	5	145,769	62,095
Receivables from repurchase agreements and securities borrowing	7	170,242	10,291
Loans and advances to banks	9	150,568	99,493
Loans to customers		20,480,706	7,228,761
Financial assets held to maturity		200,615	—

		22,635,037	7,878,449

LIABILITIES
Current accounts and other demand deposits	17	4,453,191	981,998
Transactions pending settlement	5	67,413	26,377
Payables from repurchase agreements and securities lending	7	373,879	46,933
Savings accounts and time deposits		11,603,528	4,069,435
Borrowings from financial institutions		2,190,715	660,721
Debt instruments issued		5,419,646	1,723,689
Other financial liabilities	19	25,563	21,457

		24,133,935	7,530,610

Cash, short-term assets and short-term liabilities

The fair value of these items approximates their carrying amount given their short-term nature. These items include:

•	Cash and due from banks.

•	Transactions pending settlement.

•	Payables from buyback agreements and securities lending.

•	Current accounts and other demand deposits.

•	Other financial obligations.

Loans

The fair value of loans is determined using a discounted cash flow analysis. For mortgage and consumer loans, cash flows were discounted using the average effective placement rate for the last month of the year for each type of product. For commercial loans, cash flows were discounted using a risk-free interest rate adjusted for expected losses for credit risk based on each debtor’s solvency. The credit risk adjustment is based on observed market variables and the Group’s qualitative and quantitative credit risk methodologies in accordance with internal policy.

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This methodology is applied to the following line items:

•	Loans and advances to banks.

•	Loans to customers.

Financial instruments held to maturity

The estimated fair value of these financial instruments is determined using quotes and transactions observed in the main market for identical instruments, or in their absence, for similar instruments. Fair value estimates of debt instruments or securities representative of debt take into account additional variables and inputs to the extent that they apply, including estimates of prepayment rates and the credit risk of issuers.

Medium and long-term liabilities

The fair value of medium and long-term liabilities is determined using a discounted cash flow analysis, using a cost of funds rate curve that reflects current market conditions at which the entity’s debt instruments are traded. Medium and long-term liabilities include:

•	Savings accounts and time deposits.

•	Borrowings from financial institutions.

•	Debt issued.

b.	Fair Value Measurement of Assets and Liabilities for Accounting Purposes (Recurring)

	Recurring Fair Value Measurement of Items
	12-31-2016	12-31-2015
	MCh$	MCh$
ASSETS
Trading securities	632,557	17,765

From the Chilean government and Central Bank	26,204	6,411
Other instruments issued in Chile	13,394	—
Foreign government and central bank instruments	547,499	—
Other instruments issued abroad	11,727	—
Mutual fund investments	33,733	11,354

Financial assets available for sale	2,054,110	512,510

From the Chilean government and Central Bank	1,173,973	250,743
Other instruments issued in Chile	432,811	261,767
Foreign government and central bank instruments	284,444	—
Other instruments issued abroad	162,882	—

Financial derivative instruments	1,102,769	227,984

Forwards	177,590	35,873
Swaps	923,871	192,111
Call options	977	—
Put options	331	—
Other	—	—

Total	3,789,436	758,259

LIABILITIES
Financial derivative instruments	907,334	253,183

Forwards	147,783	54,016
Swaps	757,500	199,167
Call options	941	—
Put options	1,110	—
Other	—	—

Total	907,334	253,183

Itaú Corpbanca and Subsidiaries – Consolidated Financial Statements – December 31, 2016	182

Financial Instruments

The estimated fair value of these financial instruments is determined using quotes and transactions observed in the main market for identical instruments, or in their absence, for similar instruments. Fair value estimates of debt instruments or securities representative of debt take into account additional variables and inputs to the extent that they apply, including estimates of prepayment rates and the credit risk of issuers. These financial instruments are classified as follows:

•	Trading securities.

•	Financial assets available for sale.

Financial Derivative Instruments

The estimated fair value of derivative instruments is calculated using prices quoted on the market for financial instruments of similar characteristics. The methodology, therefore, recognizes the credit risk of each counterparty. The adjustments are known internationally as the counterparty value adjustment (CVA) and debit value adjustment (DVA). The sum of these adjustments gives the effective counterparty risk that the derivative contract must have. These adjustments are recorded periodically in the financial statements. As of December 2016, the consolidated portfolio of derivative had an aggregate effect of MCh$(50,750). In 2016, accounting policies were aligned and CVA-DVA calculation practices were enhanced mainly to sensitize the portfolio based on its duration.

The following table details the calculation of CVA and DVA for year-end 2015 and 2016:

	12-31-2016		12-31-2015
	CVA	DVA	CVA	DVA
	MCh$	MCh$	MCh$	MCh$
Hedge accounting derivatives	(36)	244	—	—

Fair value	(12)	274	—	—

Currency forwards	—	—	—	—
Cross currency swaps	9	37	—	—
Interest rate swaps	(21)	237	—	—

Cash flow	(18)	(6)	—	—

Currency forwards	(17)	—	—	—
Cross currency swaps	(1)	5	—	—
Interest rate swaps	—	(11)	—	—

Foreign investment	(6)	(24)	—	—

Currency forwards	(6)	(24)	—	—
Cross currency swaps	—	—	—	—
Interest rate swaps	—	—	—	—

Trading derivatives	(51,961)	1,003	(97)	—

Currency forwards	(1,161)	(72)	(477)	—
Interest rate swaps	(28,951)	526	537	—
Cross currency swaps	(21,860)	549	(157)	—
Currency call options	(10)	—	—	—
Currency put options	21	—	—	—

Total financial derivatives	(51,997)	1,247	(97)	—

c.	Fair Value Hierarchy.

IFRS 13 establishes a fair value hierarchy that classifies assets and liabilities based on the characteristics of the data that the technique requires for its valuation.

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•	Level 1: inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that the Entity can access at the measurement date. The inputs needed to value the instruments in this category are available daily and used directly.

In the case of currency, shares and mutual funds, prices are observed directly in over-the-counter markets and the stock exchange. These prices correspond to the values at which the exact same assets are traded. As a result, the portfolio valuation does not require assumptions or models of any type.

For instruments issued by the Chilean Central Bank and the Chilean Treasury, benchmark prices are used. Benchmark prices are defined using similar durations, type of currency and are traded the equivalent of every day. The valuation of these instruments is identical to the Santiago Stock Exchange, which is a standard international methodology. This methodology uses the internal rate of return to discount the instrument’s cash flows.

•	Level 2: the specific instrument does not have daily quotes. However, similar instruments can be observed (e.g. same issuer, different maturity; or different issuer, same maturity and risk rating). In general, they are diverse combinations of pseudo-arbitration. Although the inputs are not directly observable, observable inputs are available with the needed periodicity.

In this category, instruments are valued by discounting contractual cash flows based on a zero-coupon curve determined through the price of instruments with similar characteristics and a similar issuer risk. The income approach is used, which converts future amounts to present amounts.

For derivative instruments within this category, quotes from other-the-counter transactions reported by the most important brokers in the Chilean market and the Bloomberg platform are used. The inputs observed include forward prices, interest rates and volatilities. Based on these inputs, market curves are modeled. They are a numerical representation of the opportunity costs of the instrument’s cash flows or the price volatility of an asset. Finally, cash flows are discounted.

The Black and Scholes model is used for options based on prices of brokers in the OTC market.

For money market instruments, prices of transactions on the Santiago Stock Exchange are observed and used to model market curves.

For corporate or bank bonds, given the lack of market depth, the Bank uses transactions (if any) in the Chilean market, on foreign markets, zero-coupon curves of risk-free instruments, adjustment curves, spread modeling, correlation with similar financial instruments, etc. and gives market curves as the final result. These market curves are provided by a pricing supplier and are widely accepted by the market, regulators and scholars.

•	Level 3: this is used when prices, data or necessary inputs are not directly or indirectly observable for similar instruments for the asset or liability as of the valuation date. These fair value valuation models are subjective in nature. Therefore, they base their estimate of prices on a series of assumptions that are widely accepted by the market. The Group has two products in this category:

Due to the lack of liquidity in the basis of the active banking rate (TAB) over the chamber rate (cámara), the price is not observable and, therefore, models must be used to estimate the future cash flows of the contract. This spread is calculated on a historical basis using the IRS with the greatest market depth, which is the chamber swap.

In addition, the Bank offers American forwards to meet its customers’ needs. They do not have a secondary market and, therefore, their value is estimated using an extension of the Hull-White model, used widely by the financial services industry.

None of these products generate significant impacts on the Bank’s results as a result of recalibration. The TAB swap does not have significant impacts on the valuation as the parameters are stable and the reversal to a historic average is empirically quick, which this model reflects correctly. On the other hand, the American forward behaves like a traditional forward when there is an important curve differential, which is the case between the Chilean peso-US dollar curve. Also, the model’s parameters are very stable.

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The table below summarizes the impacts on the portfolio of a recalibration of the models based on a stress scenario, recalibrating parameters with the shock incorporated.

12-31-2016
Impact of Calibration in MCh$	Total	USD/CLP Exchange Rate Volatility	TAB 30	TAB 90	TAB 180	TAB 360
American forward USD-CLP	—	—	—	—	—	—
Basis TAB CLP	399	—	221	70	99	9
Basis TAB CLF	61	—	—	—	43	18

Total	460	—	221	70	142	27

12-31-2015
Impact of Calibration in MCh$	Total	USD/CLP Exchange Rate Volatility	TAB 30	TAB 90	TAB 180	TAB 360
Basis TAB CLP	48	—	—	—	46	2
Basis TAB CLF	5	—	—	—	5	—

Total	53	—	—	—	51	2

The following table summarizes the fair value hierarchy for the Group’s recurring valuation of financial instruments:

Level	Instrument	Issuer	Price Source	Model
I	Currency	N/A	OTC, Bloomberg	Directly observable price.
	Shares	Various	Santiago Exchange	Directly observable price.
	Mutual Funds	Asset Managers	SVS	Directly observable price.
	Bonds	Chilean Central Bank and Chilean Treasury	Santiago Exchange	Internal rate of return (IRR) based on prices.

II	Derivatives	N/A	OTC (brokers), Bloomberg	Interest rate curves based on forward prices and coupon rates.
	Money Market Instruments	Chilean Central Bank and Chilean Treasury	Santiago Exchange	Interest rate curves based on prices.
	Money Market Instruments	Banks	Santiago Exchange	Interest rate curves based on prices.
	Bonds	Companies, banks	Pricing supplier	Interest rate curves based on correlations, spreads, extrapolations, etc.

III	Derivatives, active banking rate (TAB)	N/A	OTC (brokers)	Interest rate curves based on modeling of TAB-Chamber spread.
	Derivatives, American forwards	N/A	Bloomberg	Black and Scholes with inputs from European options.

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The following table classifies assets and liabilities measured at fair value on a recurring basis, in accordance with the fair value hierarchy established in IFRS 13 for year end 2016 and 2015.

			Recurring Fair Value Measurement of Items Using
12-31-2016	Note	Fair Value	Market Value of Asset for Identified Assets (Level 1)	Other Significant Observable Inputs (Level 2)	Significant Non- Observable Inputs (Level 3)
		MCh$	MCh$	MCh$	MCh$
ASSETS
Trading securities	6	632,557	607,436	25,121	—

From the Chilean government and Central Bank		26,204	26,204	—	—
Other instruments issued in Chile		13,394	—	13,394	—
Foreign government and central bank instruments		547,499	547,499	—	—
Other instruments issued abroad		11,727	—	11,727	—
Mutual fund investments		33,733	33,733	—	—

Financial assets available for sale	11	2,054,110	1,480,027	574,083	—

From the Chilean government and Central Bank		1,173,973	1,173,973	—	—
Other instruments issued in Chile		432,811	—	432,811	—
Foreign government and central bank instruments		284,444	284,444	—	—
Other instruments issued abroad		162,882	21,610	141,272	—

Financial derivative instruments	8	1,102,769	—	1,061,645	41,124

Forwards		177,590	—	177,590	—
Swaps		923,871	—	882,747	41,124
Call options		977	—	977	—
Put options		331	—	331	—
Other		—	—	—	—

Total		3,789,436	2,087,463	1,660,849	41,124

LIABILITIES
Financial derivative instruments	8	907,334	—	905,994	1,340

Forwards		147,783	—	147,174	609
Swaps		757,500	—	756,769	731
Call options		941	—	941	—
Put options		1,110	—	1,110	—
Other		—	—	—	—

Total		907,334	—	905,994	1,340

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			Recurring Fair Value Measurement of Items Using
31/12/2015	Note	Fair Value	Market Value of Asset for identified Assets (Level 1)	Other Significant Observable Inputs (Level 2)	Significant Non- Observable Inputs (Level 3)
		McH$	McH$	McH$	McH$
ASSETS
Trading securities	6	17,765	17,765	—	—

From the Chilean government and Central Bank		6,411	6,411	—	—
Other instruments issued in Chile		—	—	—	—
Foreign government and central bank instruments		—	—	—	—
Other instruments issued abroad		—	—	—	—
Mutual fund investments		11,354	11,354	—	—

Financial assets available for sale	11	512,510	512,510	—	—

From the Chilean government and Central Bank		250,743	250,743	—	—
Other instruments issued in Chile		261,767	261,767	—	—
Foreign government and central bank instruments		—	—	—	—
Other instruments issued abroad		—	—	—	—

Financial derivative instruments	8	227,984	—	227,230	754

Forwards		35,873	—	35,873	—
Call options		—	—	—	—
Put options		—	—	—	—
Other		—	—	—	—

Total		758,259	530,275	227,230	754

LIABILITIES
Financial derivative instruments	8	253,183	—	253,183	—

Forwards		54,016	—	54,016	—
Swaps		199,167	—	199,167	—
Call options		—	—	—	—
Put options		—	—	—	—
Other		—	—	—	—

Total		253,183	—	253,183	—

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d.	Transfers between Level 1 and Level 2.

The following table details transfers of assets and liabilities between Level 1 and Level 2 during 2016.

	Recurring Fair Value Measurement of Items
12-31-2016	Fair Value	Level 1 to 2	Level 2 to 1
	MCh$	MCh$	MCh$
ASSETS
Trading securities	632,557	—	—
Financial assets available for sale	2,054,110	—	—
Financial derivative instruments	1,102,769	—	—

Total	3,789,436	—	—

LIABILITIES
Financial derivative instruments	907,334	—	—

Total	907,334	—	—

	Recurring Fair Value Measurement of Items
12-31-2015	Fair Value	Level 1 to 2	Level 2 to 1
	MCh$	MCh$	MCh$
ASSETS
Trading securities	17,765	—	—
Financial assets available for sale	512,510	—	—
Financial derivative instruments	227,984	—	—

Total	758,259	—	—

LIABILITIES
Financial derivative instruments	253,183	—	—

Total	253,183	—	—

During 2016 and 2015, no assets were transferred between levels 1 and 2.

e.	Disclosures Regarding Level 3 Assets and Liabilities

Level 3 assets and liabilities are valued using techniques that require inputs that are not observable on the market, for which the income approach is used to convert future amounts to present amounts.

This category includes:

•	Financial derivative instruments indexed to the TAB rate. This rate is comprised of an interbank rate and a liquidity premium charged to financial institutions and is determined using a short-rate model with mean reversion.

•	American forward options.

As none of these products has a market, the Bank uses financial engineering valuation techniques that use unobservable variables.

These techniques use the following inputs: transaction prices from the main financial instrument markets and assumptions that are widely accepted by the financial services industry. Using this information, unobservable variables are constructed such as: adjustment curves, spreads, volatilities and other variables necessary for the valuation. Lastly, all of the models are subject to internal contrasts by independent areas and have been reviewed by internal auditors and regulators.

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None of these products generate significant impacts on the Bank’s results as a result of recalibration. The American forward is only offered for the US dollar-Chilean peso market and until now, given the important differential between these interest rates, the product behaves like a traditional forward. The TAB swap does not have significant impacts on the valuation as the modeled liquidity premiums have a quick mean reversion for the short part and low volatility for the long part, concentrating on the book’s sensitivity in the longest part of the curve. The following table reconciles assets and liabilities measured at fair value on a recurring basis as of year-end 2016 and 2015.

Level 3 Reconciliation
12-31-2016	Opening Balance	Gain (Loss) Recognized in Profit or Loss	Gain (Loss) Recognized in Equity	Net of Purchases, Sales and Agreements	Transfers Between Level 1 and Level 2	Closing Balance
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
ASSETS
Trading securities	—	—	—	—	—	—
Financial assets available for sale	—	—	—	—	—	—
Financial derivative instruments	754	646	—	39,724	—	41,124
Forwards	—	221	—	(221)	—	—
Swaps	754	425	—	39,945	—	41,124
Call options	—	—	—	—	—	—
Put options	—	—	—	—	—	—

Total	754	646	—	39,724	—	41,124

LIABILITIES
Financial derivative instruments	—	2,715	—	(1,375)	—	1,340
Forwards	—	738	—	(129)	—	609
Swaps	—	1,977	—	(1,246)	—	731
Call options	—	—	—		—	—
Put options	—	—	—		—	—

Total	—	2,715	—	(1,375)	—	1,340

Level 3 Reconciliation
12-31-2015	Opening Balance	Gain (Loss) Recognized in Profit or Loss	Gain (Loss) Recognized in Equity	Net of Purchases, Sales and Agreements	Transfers Between Level 1 and Level 2	Closing Balance
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
ASSETS
Trading securities	—	—	—	—	—	—
Financial assets available for sale	—	—	—	—	—	—
Financial derivative instruments	173	581	—	—	—	754
Forwards	—	—	—	—	—	—
Swaps	173	581	—	—	—	754
Call options	—	—	—	—	—	—
Put options	—	—	—	—	—	—

Total	173	581	—	—	—	754

LIABILITIES
Financial derivative instruments	—	—	—	—	—	—
Forwards	—	—	—	—	—	—
Swaps	—	—	—	—	—	—
Call options	—	—	—	—	—	—
Put options	—	—	—	—	—	—

Total	—	—	—	—	—	—

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f.	Hierarchy for Remaining Assets and Liabilities.

The following table classifies assets and liabilities not measured at fair value on a recurring basis, in accordance with the fair value hierarchy as of year-end 2016 and 2015.

		Non-Recurring Fair Value Measurement of Items
12-31-2016	Note	Estimated Fair Value	Market Value of Asset for Identified Assets (Level 1)	Other Significant Observable Inputs (Level 2)	Significant Non- Observable Inputs (Level 3)
		MCh$	MCh$	MCh$	MCh$
ASSETS
Cash and due from banks	5	1,487,137	1,487,137	—	—
Transactions pending settlement	5	145,769	145,769	—	—
Receivables from repurchase agreements and securities borrowing	7	170,242	170,242	—	—
Loans and advances to banks	9	150,568	150,568	—	—
Loans to customers		20,480,706	—	—	20,480,706
Financial assets held to maturity		200,615	—	200,615	—

		22,635,037	1,953,716	200,615	20,480,706

LIABILITIES
Current accounts and other demand deposits	17	4,453,191	4,453,191	—	—
Transactions pending settlement	5	67,413	67,413	—	—
Payables from repurchase agreements and securities lending	7	373,879	373,879	—	—
Savings accounts and time deposits		11,603,528	—	11,603,528	—
Borrowings from financial institutions		2,190,715	2,190,715	—	—
Debt instruments issued		5,419,646	—	5,419,646	—
Other financial liabilities	19	25,563	25,563	—	—

		24,133,935	7,110,761	17,023,174	—

		Non-Recurring Fair Value Measurement of Items
12-31-2015	Note	Estimated Fair Value	Market Value of Asset for Identified Assets (Level 1)	Other Significant Observable Inputs (Level 2)	Significant Non- Observable Inputs (Level 3)
		MCh$	MCh$	MCh$	MCh$
ASSETS
Cash and due from banks	5	477,809	477,809	—	—
Transactions pending settlement	5	62,086	62,086	—	—
Receivables from repurchase agreements and securities borrowing	6	10,291	10,291	—	—
Loans and advances to banks	9	99,493	99,493	—	—
Loans to customers	10	7,228,761	—	—	7,228,761
Financial assets held to maturity	11	—	—	—	—

		7,878,440	649,679	—	7,228,761

LIABILITIES
Current accounts and other demand deposits	17	981,998	981,998	—	—
Transactions pending settlement	5	26,298	26,298	—	—
Payables from repurchase agreements and securities lending	7	46,933	46,933	—	—
Savings accounts and time deposits	17	4,069,435	—	4,069,435	—
Borrowings from financial institutions	18	660,721	660,721	—	—
Debt instruments issued	19	1,723,689	—	1,723,689	—
Other financial liabilities	19	21,457	21,457	—	—

		7,530,531	1,737,407	5,793,124	—

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Note 35 - Risk Management

a.	Introduction:

As a result of its activities, the Bank and its subsidiaries are exposed to several types of risks mainly related to its loan portfolio and financial instruments.

Risk management policies are established with the objective of identifying and analyzing the risks faced by the Bank, setting adequate limits and controls and monitoring risks and compliance with limits. Risk management policies and structures are reviewed regularly in order to reflect changes in the Bank’s activities. The Bank, through its standards and procedures, aims to develop an appropriate control environment in which all associates understand their roles and responsibilities.

The following sections describe the Bank’s main business activities and policies as they relate to risk management.

Risk Management Structure:

Board of Directors

At the Bank and its Subsidiaries, the Board of Directors plays a leading role in corporate governance. It is responsible for establishing and monitoring the Bank’s risk management structure, for which it has a corporate governance system aligned with international best practices and Chilean regulations, mainly from the SBIF. One of the principal functions of the Board of Directors is to ensure that measures are in place to monitor, evaluate and guide senior management to ensure that their actions are in line with best practices and defined risk appetite levels. To accomplish this, a governance structure made up of various committees has been formed. These committees lay out behavioral guidelines for the Bank’s associates and assist them in carrying out their functions related to controlling and managing the Bank’s risks.

Audit Committee

The Audit Committee’s objective is to monitor the efficiency of the Bank’s internal control systems and compliance with regulations and other internal standards. It is also responsible for supervising the different aspects of maintenance, application and functioning of the Bank’s internal controls, closely monitoring compliance with standards and procedures regulating its practices, and having a clear understanding of the risks that can arise from the business conducted by the Bank.

The committee is linked to the Board through the participation of at least two board members named by the Board itself. These members must report to the Board situations and events analyzed by the Committee, thus holding the Bank’s board members responsible for complying with both self-control policies established and practiced by the entity as well as laws and regulations to which it is subject.

The Audit Committee must reinforce and support both the function of the Bank’s Office of the Comptroller and its independence from management and serve, at the same time, as a link between the internal audit department and the independent auditors as well as between these two groups and the Board of Directors.

Directors’ Committee

The Directors’ Committee’s objective is to strengthen the self-regulation of the Bank and other entities under its control, making the Board’s work more efficient through increased oversight of management’s activities.

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It is also responsible for making the agreements necessary to protect shareholders, especially minority shareholders, examining executive compensation systems and analyzing and issuing a report on the transactions referenced in title XVI of Law 18,046. A copy of this report is sent to the Board, which must read the report and approve or reject each respective transaction.

In its role as overseer of corporate activity, the committee must inform the market of any violations or major corporate events as well as transactions that the company carries out with related parties of the controlling shareholder or takeovers of any form.

Corporate Governance Committee

For the purposes of this committee, which is aware of how difficult it is to bring together all aspects of good corporate governance under one definition, corporate governance shall be defined as the set of bodies and institutional practices that impact a company’s decision making process, contributing to sustainable value creation in a framework of transparency, proper management, risk control and corporate responsibility towards the market.

Therefore, appropriate corporate governance in a bank must align organizational incentives and promote the rights of shareholders and other direct or indirect stakeholders.

The Corporate Governance Committee is a consultation body of the Board of Directors whose mission is to ensure the existence and development within the Bank of the best corporate governance practices for financial entities. To this end, it will evaluate the current practices and policies, propose and make recommendations to the Board of Directors on improvements, reforms and adjustments that it deems appropriate and work to ensure proper implementation and application of these corporate governance practices and policies defined by the Bank’s Board.

Executive Loan Committees

The Executive Loan Committee’s objective is to approve transactions and matters submitted to it in accordance with defined limits and procedures, ensuring application and compliance of credit risk policies defined by the Bank and in strict adherence of current regulations.

Asset-Liability Committee (ALCO)

After the Board and its specialized committees, the Asset-Liability Committee (hereinafter also “ALCO”) is the next highest body involved in managing the institution’s financial policies.

The committee’s main purpose is to comply with the financial guidelines set by the Board. In this spirit, it must approve and monitor the financial strategies that guide the Bank with respect to the composition of its assets and liabilities, cash inflows and outflows and transactions with financial instruments.

It will consider the diverse alternatives available to make decisions that ensure the highest and most sustainable returns with financial risk levels that are compatible with the business, current regulations and internal standards.

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Asset Laundering, Terrorism Financing and Bribery Prevention Committee

This committee’s main purpose is to plan and coordinate activities to comply with policies and procedures to prevent asset laundering, terrorism financing and bribery, to maintain itself informed of the work carried out by the Compliance Officer, who has also been designated as the head of prevention in conformity with Law No. 20,393, as well as to adopt agreements to improve prevention and control measures proposed by the Compliance Officer.

Operational Risk Committee

This committee’s objective is to evaluate the status of critical processes that are directly related to the Bank’s Operational Risk and Internal Controls, in accordance with current SBIF standards in order to improve any weaknesses that the Bank may present and ensure proper implementation of regulatory changes. It is also responsible for attaining critical processes under an internal control environment that enables the Bank to operate stably and consistently, thus procuring desired levels of reliability, integrity and availability for information resources.

Compliance Committee

The Compliance Committee’s main purpose is to define, promote and ensure that the conduct of all Itaú Corpbanca employees meets the highest possible standards of personal and professional excellence. Employee conduct should, at all times, be guided by the principles and values that embody our organization’s spirit, philosophy and good business practices. It is also responsible for ensuring that the Regulatory Compliance Model is properly applied in accordance with definitions set by this committee, and for maintaining itself informed of the work carried out by the Compliance Officer on such matters, as well as adopting agreements to improve control measures proposed by the Compliance Officer.

Office of the Controller

The main function of the Office of the Controller is to support the Board of Directors and senior management to ensure maintenance, application and proper functioning of the Bank’s internal control system, which also entails supervising compliance with rules and procedures.

Code of Conduct and Market Information Manual

The objective is to continue progressing to become the best bank and have first-rate human capital. All associates, directors and Subsidiaries must adhere to ethical standards based on principles and values designed to guide and maintain the highest possible standards.

In response to our clients’ trust and recognition, which are vital to our success, all associates and directors should strive to retain this trust, strictly complying with the General Code of Conduct.

b.	Main Risks and Requirements Affecting the Bank and its Subsidiaries:

b.1	Credit Risk

The Corporate Risk Division is responsible for identifying, analyzing and monitoring risk at the Bank.

Credit risk is the risk of potential loss faced by the Bank if a customer or counterparty in a financial instrument does not comply with its contractual obligations to the Bank.

•	Quantitative and Qualitative Disclosures about Credit Risk

Itaú Corpbanca and Subsidiaries – Consolidated Financial Statements – December 31, 2016	193

For Itaú Corpbanca, proper risk management in all areas, particularly regarding credit risk, is one of the core pillars of the Bank’s portfolio management efforts, striving to maintain a proper risk/return ratio.

The Bank’s risk philosophy outlines three lines of defense: first, its business areas; second, the credit risk areas and third, the Internal Auditing Area.

The credit risk areas are fully autonomous from the business areas. Their size and organizational structure are in accordance with the size of their portfolio and the complexity of their transactions.

Each credit risk area uses tools and methodologies tailored to the particular segments it serves to manage and monitor credit risk. This allows them to properly control risk based on the size and complexity of the transactions carried out by the Bank.

Credit risk management is based on the following key elements:

•	Loan policies.

•	Loan approval processes.

•	Sound risk culture that is consistent with the Bank’s strategy.

•	Regulatory and preventative outlook on risk.

•	Human resources with considerable expertise in loan-related decision making.

•	Active participation from Credit Risk Division in the approval process, using a market segmented structure.

•	Defined monitoring and collections processes with involvement from the Commercial and Risk Areas.

•	Dissemination of a risk culture throughout the Bank with internal and external training programs for the Commercial and Risk Areas.

The Bank also has Credit Committees, which include Risk Managers, that determine debtor risk ratings. The Bank also has Credit Committees, which include Risk Managers, that determine debtor risk ratings.

These committees define individual and group exposure levels with customers as well as mitigating conditions such as collateral, loan agreements, etc. As part of the policies it defines that all customers must be analyzed at least once a year when the credit line is renewed or when a warning is activated, whichever occurs first.
The Bank’s risk management tool divides its portfolio into the following categories:

•	Normal Risk Portfolio.

•	Substandard Portfolio

•	Default Portfolio.

Normal Risk Portfolio.

This includes debtors with payment capacity to comply normally with their obligations and commitments whose economic and financial situation shows no signs that this may change.

They are evaluated by analyzing a general parametric model with three qualitative factors (industry, shareholders and access to credit) and three quantitative financial rating parameters, which are weighted based on the Bank’s total sales.

Itaú Corpbanca and Subsidiaries – Consolidated Financial Statements – December 31, 2016	194

Substandard Portfolio

It includes debtors with financial difficulties that significantly affect their payment capacity and about which there are reasonable doubts regarding repayment of all principal and interest in the contractually agreed-upon terms, showing little room to meet its financial obligations in the short term. Among other customers, this portfolio includes debtors with recent balances between 30 and 89 days past due that can be attributed to the company’s performance.

They are evaluated by analyzing a default parametric model that includes payment behavior and also considers the impact of negative results (losses).

Default Portfolio

This portfolio consists of debtors managed by the Normalization Area, including customers with individual default ratings and all customers that have defaulted on any loan as a result of payment capacity problems, regardless of their rating.

The Rating and Asset Control Area reviews compliance with this provision on a monthly basis.

Contingent Commitments

The Bank operates with diverse instruments that, although they are exposed to credit risk, are not reflected in the balance sheet. These include co-signatures and guarantees, documentary letters of credit, performance and bid bonds and commitments to grant loans, among others.

Co-signatures and guarantees represent an irrevocable payment obligation. In the event that a customer with a co-signer does not fulfill its obligations with third parties guaranteed by the Bank, this will affect the corresponding payments so that these transactions represent the same exposure to credit risk as a common loan.

Documentary letters of credit are commitments documented by the Bank on behalf of a customer that are guaranteed by merchandise on board, which therefore have less risk than direct indebtedness. Performance and bid bonds are contingent commitments that take effect only if the customer does not comply with a commitment made with a third party, guaranteed by them.

Financial Instruments

For this type of asset, the Bank measures the probability of not being able to collect from issuers using internal and external ratings such as risk rating agencies that are independent from the Bank.

Itaú Corpbanca and Subsidiaries – Consolidated Financial Statements – December 31, 2016	195

Maximum Exposure to Credit Risk

The following table shows the Bank’s maximum credit risk exposure by financial asset as of December 31, 2016 and 2015 for different balance sheet items, including derivatives, without deducting real guarantees or other credit enhancements received:

		Maximum Exposure
	Note	12-31-2016	12-31-2015
		MCh$	MCh$
Loans and advances to banks	9	150,568	99,398
Loans to customers	10	20,427,214	6,713,983
Financial derivative instruments	8	1,102,769	227,984
Receivables from repurchase agreements and securities borrowing	7	170,242	10,293
Financial assets available for sale	11	2,054,110	512,510
Financial assets held to maturity	11	226,433	—
Other assets	16	461,299	137,454
Contingent loans	22	5,310,136	2,292,081

Total		29,902,771	9,993,703

For more detail on maximum credit risk exposure and concentration by type of financial instrument, see the specific notes.

The following table displays the concentration of credit risk by industry for financial assets:

		12-31-2016			12-31-2015
	Note	Maximum Gross Exposure	Maximum Net Exposure	%	Maximum Gross Exposure	Maximum Net Exposure	%
		MCh$	MCh$		MCh$	MCh$
Manufacturing		1,221,396	1,176,169	5.81	444,647	431,507	6.52
Mining		703,440	660,475	3.35	203,501	202,567	2.98
Utilities		1,135,329	1,101,514	5.40	323,299	323,299	4.74
Agriculture and livestock		427,745	415,189	2.03	118,839	114,620	1.74
Forestry		35,347	34,633	0.17	25,146	24,985	0.37
Fishing		58,770	50,032	0.28	30,433	20,736	0.45
Transportation		694,353	670,401	3.30	310,530	307,276	4.55
Telecom		80,160	77,461	0.38	13,954	13,681	0.20
Construction		1,624,794	1,596,915	7.73	296,322	292,130	4.34
Wholesale and retail trade		1,714,589	1,629,902	8.16	480,645	468,302	7.04
Services		4,287,373	4,184,705	20.39	1,522,177	1,512,323	22.31
Other		2,673,167	2,623,261	12.71	819,879	806,553	11.93

Subtotal commercial loans		14,656,463	14,220,657	69.71	4,589,372	4,517,979	67.17
Consumer loans		2,480,964	2,353,622	18.49	700,757	669,223	22.48
Mortgage loans		3,888,517	3,852,935	11.80	1,533,848	1,526,781	10.35

Total		21,025,944	20,427,214	100.00	6,823,977	6,713,983	100.00

Guarantees

In order to mitigate credit risk, guarantees have been established in the Bank’s favor. The main guarantees40 provided by customers are detailed as follows:

For loans to companies, the main guarantees are:

•	Machinery and/or equipment

•	Projects under construction, buildings with specific purposes and

•	urban plots or land.

[40]	See accounting policy for Guarantees in Note 1, section “Provisions for At-Risk Assets”.

Itaú Corpbanca and Subsidiaries – Consolidated Financial Statements – December 31, 2016	196

For loans to individuals, the main guarantees are:

•	Houses

•	Apartments

Guarantees taken by the Bank to secure collections of rights reflected in its loan portfolios are real mortgage-type guarantees (urban and rural property, farm land, ships and aircraft, mining claims and other assets) and pledges (inventory, farm assets, industrial assets, plantings and other pledged assets). As of December 31, 2016 and 2015, the fair value of guarantees taken corresponds to 116.97% and 107.40% of the assets covered, respectively.

In the case of mortgage guarantees, as of December 31, 2016 and 2015, the fair value of the guarantees taken corresponds to 78.27% and 69.75% of the balance receivable on loans, respectively.

Itaú Corpbanca and Subsidiaries – Consolidated Financial Statements – December 31, 2016	197

Credit Quality by Financial Asset Class

The credit quality of financial assets is described in conformity with the SBIF Compendium of Accounting Standards. The following table summarizes financial assets by credit quality:

	Individual Portfolio																				Group Portfolio

	Normal Portfolio							Substandard Portfolio					Default Portfolio								Normal Portfolio	Default Portfolio	Total	Total Portfolio

12-31-2016	A1	A2	A3	A4	A5	A6	Subtotal	B1	B2	B3	B4	Subtotal	C1	C2	C3	C4	C5	C6	Subtotal	Total

	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Loans and receivables
Loans and advances to banks	37,960	76,834	33,751	2,235	—	—	150,780	—	—	—	—	—	—	—	—	—	—	—	—	150,780	—	—	—	150,780
Provision	14	85	73	39	—	—	211	—	—	—	—	—	—	—	—	—	—	—	—	211	—	—	—	211
% Provision	0.04%	0.08%	0.22%	1.75%	0.00%	0.00%	0.12%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.12%	0.00%	0.00%	0.00%	0.12%
Loans to customers
Commercial loans	47,699	204,313	2,647,749	3,852,211	2,438,286	509,927	9,700,185	288,559	124,372	60,771	174,912	648,614	44,173	19,479	81,515	19,769	39,177	93,789	297,902	10,646,701	1,195,886	113,777	1,309,663	11,956,364
Foreign trade loans	—	727	150,548	337,499	113,418	34,313	636,505	21,950	7,419	16,512	6,087	51,968	4,842	18,751	10,360	4,549	947	5,251	44,700	733,173	20,198	773	20,971	754,144
Current account overdrafts	2	407	10,443	19,249	20,847	7,218	58,166	2,140	914	118	735	3,907	7	33	8	124	403	2,024	2,599	64,672	65,640	3,389	69,029	133,701
Factored receivables	11,811	9,550	20,040	15,093	11,729	2,903	71,126	128	—	—	236	364	—	—	—	—	113	486	599	72,089	3,713	339	4,052	76,141
Student loans	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	605,052	27,255	632,307	632,307
Lease transactions	4,234	6,064	107,786	307,019	325,678	62,920	813,701	54,327	6,998	7,896	16,869	86,090	11,677	12,764	17,812	3,886	3,040	13,081	62,260	962,051	104,279	7,176	111,455	1,073,506
Other loans and receivables	111	312	2,101	3,264	3,318	664	9,770	493	51	35	157	736	16	393	1	14	48	162	634	11,140	17,446	1,714	19,160	30,300
Subtotal commercial loans	63,857	221,373	2,938,667	4,534,335	2,913,276	617,945	11,289,453	367,597	139,754	85,332	198,996	791,679	60,715	51,420	109,696	28,342	43,728	114,793	408,694	12,489,826	2,012,214	154,423	2,166,637	14,656,463
Provision	22	189	3,218	37,129	52,578	17,658	110,794	16,919	19,979	16,789	39,901	93,588	1,214	5,142	27,425	11,337	28,423	103,316	176,857	381,239	22,017	32,550	54,567	435,806
% Provision	0.03%	0.09%	0.11%	0.82%	1.80%	2.86%	0.98%	4.60%	14.30%	19.67%	20.05%	11.82%	2.00%	10.00%	25.00%	40.00%	65.00%	90.00%	43.27%	3.05%	1.09%	21.08%	2.52%	2.97%
Mortgage loans	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	3,755,370	133,147	3,888,517	3,888,517
Provision	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	18,912	16,670	35,582	35,582
% Provision	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	0.50%	12.52%	0.92%	0.92%
Consumer loans	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	2,387,009	93,955	2,480,964	2,480,964
Provision	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	71,780	55,562	127,342	127,342
% Provision	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	3.01%	59.14%	5.13%	5.13%

Total loans	63,857	221,373	2,938,667	4,534,335	2,913,276	617,945	11,289,453	367,597	139,754	85,332	198,996	791,679	60,715	51,420	109,696	28,342	43,728	114,793	408,694	12,489,826	8,154,593	381,525	8,536,118	21,025,944
Provision	22	189	3,218	37,129	52,578	17,658	110,794	16,919	19,979	16,789	39,901	93,588	1,214	5,142	27,425	11,337	28,423	103,316	176,857	381,239	112,709	104,782	217,491	598,730
% Provision	0.03%	0.09%	0.11%	0.82%	1.80%	2.86%	0.98%	4.60%	14.30%	19.67%	20.05%	11.82%	2.00%	10.00%	25.00%	40.00%	65.00%	90.00%	43.27%	3.05%	1.38%	27.46%	2.55%	2.85%
Investment securities

	Individual Portfolio																				Group Portfolio

	Normal Portfolio							Substandard Portfolio					Default Portfolio								Normal Portfolio	Default Portfolio	Total	Total Portfolio

12-31-2015	A1	A2	A3	A4	A5	A6	Subtotal	B1	B2	B3	B4	Subtotal	C1	C2	C3	C4	C5	C6	Subtotal	Total

	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Loans and receivables
Loans and advances to banks	35,506	60,395	3,568	—	—	—	99,469	—	—	—	—	—	—	—	—	—	—	—	—	99,469	—	—	—	99,469
Provision	13	49	8	—	—	—	70	—	—	—	—	—	—	—	—	—	—	—	—	70	—	—	—	70
% Provision	0.04%	0.08%	0.22%	0.00%	0.00%	0.00%	0.07%													0.07%	—	—	—	0.07%
Loans to customers
Commercial loans	12,155	162,931	1,259,304	1,059,879	152,478	231,136	2,877,883	12,627	29,873	949	1,306	44,755	9,566	3,785	2,067	1,955	5,604	12,385	35,362	2,958,000	598,460	48,061	646,521	3,604,521
Foreign trade loans	—	70,317	186,081	92,216	25,507	22,099	396,220	2,933	6,057	—	1,802	10,792	—	—	2,960	4,852	1,658	7,476	16,946	423,958	5,351	11	5,362	429,320
Current account overdrafts	2	2,865	3,735	5,443	1,268	1,315	14,628	528	47	53	42	670	—	23	—	59	47	724	853	16,151	21,977	986	22,963	39,114
Factored receivables	5,559	5,740	21,619	15,119	2,053	1,430	51,520	112	—	—	—	112	—	—	—	—	—	717	717	52,349	4,854	29	4,883	57,232
Student loans	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	189,346	10,583	199,929	199,929
Lease transactions	—	11,614	90,037	63,768	21,626	15,527	202,572	3,322	2,167	—	2,132	7,621	5,041	5,864	8,003	473	632	30	20,043	230,236	18,088	431	18,519	248,755
Other loans and receivables	52	93	1,487	640	180	215	2,667	12	12	1	2	27	—	7	—	—	5	62	74	2,768	7,718	15	7,733	10,501
Subtotal commercial loans	17,768	253,560	1,562,263	1,237,065	203,112	271,722	3,545,490	19,534	38,156	1,003	5,284	63,977	14,607	9,679	13,030	7,339	7,946	21,394	73,995	3,683,462	845,794	60,116	905,910	4,589,372
Provision	10	293	1,947	6,100	4,588	5,315	18,253	1,936	5,648	101	950	8,635	292	968	3,257	2,936	5,165	19,255	31,873	58,761	6,161	6,471	12,632	71,393
% Provision	0.06%	0.12%	0.12%	0.49%	2.26%	1.96%	0.51%	9.91%	14.80%	10.07%	17.98%	13.50%	2.00%	10.00%	25.00%	40.01%	65.00%	90.00%	43.07%	1.60%	0.73%	10.76%	1.39%	1.56%
Mortgage loans	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	1,469,501	64,347	1,533,848	1,533,848
Provision	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	3,217	3,850	7,067	7,067
% Provision	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	0.22%	5.98%	0.46%	0.46%
Consumer loans	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	662,936	37,821	700,757	700,757
Provision	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	15,830	15,704	31,534	31,534
% Provision	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	2.39%	41.52%	4.50%	4.50%

Total loans	17,768	253,560	1,562,263	1,237,065	203,112	271,722	3,545,490	19,534	38,156	1,003	5,284	63,977	14,607	9,679	13,030	7,339	7,946	21,394	73,995	3,683,462	2,978,231	162,284	3,140,515	6,823,977
Total provisions	10	293	1,947	6,100	4,588	5,315	18,253	1,936	5,648	101	950	8,635	292	968	3,257	2,936	5,165	19,255	31,873	58,761	25,208	26,025	51,233	109,994
% Provision	0.06%	0.12%	0.12%	0.49%	2.26%	1.96%	0.51%	9.91%	14.80%	10.07%	17.98%	13.50%	2.00%	10.00%	25.00%	40.01%	65.00%	90.00%	43.07%	1.60%	0.85%	16.04%	1.63%	1.61%
Investment securities	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—

Itaú Corpbanca and Subsidiaries – Consolidated Financial Statements – December 31, 2016	198

An analysis of the age of past-due loans by class of financial asset is provided below41:

	December 31, 2016
	Not Past Due	Less than 30 Days	Between 30 and 89 Days	Over 89 days	Amount Outstanding	Total Past- Due Debt
	MCh$	MCh$	MCh$	MCh$	MCh$
Loans and advances to banks	150,780	—	—	—	150,780	—
Amount Owed by Customers
Commercial loans	14,438,474	103,689	247,807	284,774	15,074,744	636,270
Mortgage loans	3,881,940	2,137	1,532	12,611	3,898,220	16,280
Consumer loans	2,418,789	9,408	10,309	169,690	2,608,196	189,407

Total	20,889,983	115,234	259,648	467,075	21,731,940	841,957

	December 31, 2015
	Not Past Due	Less than 30 Days	Between 30 and 89 Days	Over 89 days	Amount Outstanding	Total Past- Due Debt
	MCh$	MCh$	MCh$	MCh$	MCh$
Loans and advances to banks	98,398	—	—	—	98,398	—
Amount Owed by Customers
Commercial loans	4,527,939	27,487	13,600	48,101	4,617,127	89,188
Mortgage loans	1,533,536	446	429	1,864	1,536,275	2,739
Consumer loans	697,182	1,906	3,587	56,190	758,865	61,683

Total	6,857,055	29,839	17,616	106,155	7,010,665	153,610

[41]	This information includes obligations with interest and indexation accrued as agreed and excludes penalty interest for default. Consequently, they do not consider the values of the mentioned assets but rather the debts due, which excludes those obligations for transferred assets that have not been derecognized for financial or accounting reasons and of which the bank or its subsidiaries are not creditors, and includes those obligations for acquired loan titles that are calculated as financing for the transferor in the Statement of Financial Position.

Itaú Corpbanca and Subsidiaries – Consolidated Financial Statements – December 31, 2016	199

Asset and liability positions by currency as of each year-end are detailed as follows:

As of December 31, 2016
	Note	US$	Euros	Yen	Pounds	Colombian Peso	Other Currencies	UF	Chilean Peso	TC	Total
		MCh$	MCh$	MCh$	MCh$		MCh$	MCh$	MCh$	MCh$
Cash and due from banks	5	450,282	11,255	28	75	670,955	780	—	353,762	—	1,487,137
Transactions pending settlement	5	40,289	842	—		3,216	—	—	101,422	—	145,769
Trading securities	6		—	—	—	567,850	—	10,603	54,104	—	632,557
Receivables from repurchase agreements and securities borrowing	7		—	—	—	136,422	—	—	33,820	—	170,242
Financial derivative instruments	8	121,377	—	—	—	92,635	—	63,946	824,811	—	1,102,769
Loans and advances to banks	9	91,261	—	—	—	59,310	—	—	(3)	—	150,568
Loans to customers	10	2,458,017		—	—	4,745,706	—	7,508,358	5,706,986	8,147	20,427,214
Financial assets available for sale	11	28,724	—	—	—	440,489	—	461,067	1,113,407	10,423	2,054,110
Financial assets held to maturity	11	94,258	—	—	—	132,164	—	—	11	—	226,433
Investments in other companies	12		—	—	—	6,637	—	—	13,330	—	19,967
Intangible assets	13	76	—	—	—	211,013	—	—	1,446,525	—	1,657,614
Property, plant and equipment	14	1,227	—	—	—	38,921	—	—	80,895	—	121,043
Current tax assets	15	1,953	—	—	—	23,204	—	—	137,253	—	162,410
Deferred tax assets	15	25,482	—	—	—	53,067	—	—	208,502	—	287,051
Other assets	16	168,198	375	—	—	93,233	—	6,371	193,120	2	461,299

Total assets		3,481,144	12,472	28	75	7,274,822	780	8,050,345	10,267,945	18,572	29,106,183

Current accounts and other demand deposits	17	410,288	7,571	2	98	2,121,456	31	8,490	1,905,255	—	4,453,191
Transactions pending settlement	5	28,543	917	—	108	3	313	—	37,529	—	67,413
Payables from repurchase agreements and securities lending	7	—	—	—	—	368,409	—	—	5,470	—	373,879
Savings accounts and time deposits	17	1,449,128	244	—	—	2,691,969	—	1,314,902	6,125,462	5	11,581,710
Financial derivative instruments	8	83,779	—	—	—	52,903	—	95,381	675,271	—	907,334
Borrowings from financial institutions	18	1,639,878	400	39	—	539,734	9	—	(190)	—	2,179,870
Debt instruments issued	19	1,013,595	—	—	—	585,600	—	3,610,708	250,350	—	5,460,253
Other financial liabilities	19	—	—	—	—	2,265	—	—	23,298	—	25,563
Current tax liabilities	15	—	—	—	—	—	—	—	—	—	—
Deferred tax liabilities	15	100	—	—	—	94,276	—	—	117,241	—	211,617
Provisions	20	9,976	—	—	—	69,974	—	—	84,265	—	164,215
Other liabilities	21	54,666	4,318	—	—	65,343	—	—	152,515	—	276,842

Total liabilities		4,689,953	13,450	41	206	6,591,932	353	5,029,481	9,376,466	5	25,701,887

Net asset (liability)		(1,208,809)	(978)	(13)	(131)	682,891	427	3,020,864	891,478	18,567	3,404,296
Contingent loans	22	578,428	2,972	431	—	948,343	—	—	3,779,958	—	5,310,132
Net asset (liability) position		(630,381)	1,994	418	(131)	1,631,234	427	3,020,864	4,671,436	18,567	8,714,428
As of December 31, 2016
Total assets		3,481,144	12,472	28	75	7,274,822	780	8,050,345	10,267,944	18,572	29,106,183
Total liabilities		4,689,953	13,450	41	206	6,591,932	353	5,029,481	9,376,466	5	25,701,887
Net asset (liability)		(1,208,809)	(978)	(13)	(131)	682,891	427	3,020,864	891,478	18,567	3,404,296
Contingent loans	22	578,428	2,972	431	—	948,343	—	—	3,779,958	—	5,310,132
Net asset (liability) position		(630,381)	1,994	418	(131)	1,631,234	427	3,020,864	4,671,436	18,567	8,714,428

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As of December 31, 2015
	Note	US$	Euros	Yen	Pounds	Colombian Peso	Other Currencies	UF	Chilean Peso	TC	Total
		MCh$	MCh$	MCh$	MCh$		MCh$	MCh$	MCh$	MCh$
Cash and due from banks	5	174,423	3,505	—	19	—	35	—	299,827	—	477,809
Transactions pending settlement	5	22,777	700	—	—	—	18	—	38,600	—	62,095
Trading securities	6	—	—	—	—	—	—	2,678	15,087	—	17,765
Receivables from repurchase agreements and securities borrowing	7	—	—	—	—	—	—	—	10,293	—	10,293
Financial derivative instruments	8	61,102	—	—	—	—	—	36,695	130,187	—	227,984
Loans and advances to banks	9	99,158	—	—	—	—	—	—	240	—	99,398
Loans to customers	10	1,241,249	7,675	52	—	—	—	3,312,378	2,135,760	16,869	6,713,983
Financial assets available for sale	11	—	—	—	—	—	—	290,254	222,256	—	512,510
Financial assets held to maturity	11	—	—	—	—	—	—	—	—	—	—
Investments in other companies	12	—	—	—	—	—	—	—	2,475	—	2,475
Intangible assets	13	—	—	—	—	—	—	—	51,809	—	51,809
Property, plant and equipment	14	—	—	—	—	—	—	—	33,970	—	33,970
Current tax assets	15	—	—	—	—	—		—	7,732	—	7,732
Deferred tax assets	15	—	—	—	—	—	—	—	110,044	—	110,044
Other assets	16	74,820	5	—	—	—	—	—	62,629	—	137,454

Total assets		1,673,529	11,885	52	19	—	53	3,642,005	3,120,909	16,869	8,465,321

Current accounts and other demand deposits	17	158,456	3,092	—	13	—	11	—	819,777	—	981,349
Transactions pending settlement	5	8,114	108	—	—	—	—	—	18,155	—	26,377
Payables from repurchase agreements and securities lending	7	—	—	—	—	—	—	—	43,727	—	43,727
Savings accounts and time deposits	17	572,304	—	—	—	—	—	1,200,423	2,179,846	—	3,952,573
Financial derivative instruments	8	48,164	—	—	—	—	—	51,883	153,136	—	253,183
Borrowings from financial institutions	18	658,070	467	52	—	—	11	—	—	—	658,600
Debt instruments issued	19	—	—	—	—	—	—	1,473,174	31,161	—	1,504,335
Other financial liabilities	19	—	—	—	—	—	—	7,722	13,011	—	20,733
Current tax liabilities	15	—	—	—	—	—	—	—	—	—	—
Deferred tax liabilities	15	—	—	—	—	—	—	—	96,448	—	96,448
Provisions	20	—	—	—	—	—	—	—	82,954	—	82,954
Other liabilities	21	1,049	0	—	—	—	16	—	51,415	—	52,480

Total liabilities		1,446,157	3,667	52	13	—	38	2,733,202	3,489,630	—	7,672,759

Net asset (liability)		227,372	8,218	—	6	—	15	908,803	(368,721)	16,869	792,562
Contingent loans	22	132,521	5,057	11	719	—	—	—	2,337,387	—	2,475,695
Net asset (liability) position		359,893	13,275	11	725	—	15	908,803	1,968,666	16,869	3,268,257
As of December 31, 2015
Total assets		1,673,529	11,885	52	19	—	53	3,642,005	3,120,909	16,869	8,465,321
Total liabilities		1,446,157	3,667	52	13	—	38	2,733,202	3,489,630	—	7,672,759
Net asset (liability)		227,372	8,218	—	6	—	15	908,803	(368,721)	16,869	792,562
Contingent loans	22	132,521	5,057	11	719	—	—	—	2,337,387	—	2,475,695
Net asset (liability) position		359,893	13,275	11	725	—	15	908,803	1,968,666	16,869	3,268,257

An analysis by contractual maturity of assets and liabilities can be found in Note 36.

b.2	Financial Risk

a.	Definition and Principles of Financial Risk Management

While there is no single definition of financial risk, the Bank defines this risk as the possibility of an event having unexpected financial consequences on the institution. Although this definition involves a strong adversity component, it also involves an important opportunity component. Therefore, the purpose of financial risk management is not to eliminate this risk, but rather to limit its exposure to negative events in line with the risk appetite of the Bank’s shareholders and the regulations that govern the institution. The main financial risks to which the Bank is exposed are: Market Risk, Liquidity Risk and Counterparty Risk.

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a.1	Market Risk

Market Risk is the exposure to economic gains or losses caused by movements in prices and market variables. This risk stems from the activities of the Trading and Banking Books42. In the first case, it comes from activities intended to obtain short-term gains and from the intensive use of fair value instruments. In the second case, with a more long-term vision, it stems from commercial activities with products valued at amortized cost. The following section describes the main market risk factors to which the Bank and its subsidiaries are exposed:

•	Foreign Exchange Risk

Foreign exchange risk is the exposure to adverse movements in the exchange rates of currencies other than the base currency for all balance sheet and off-balance sheet positions. The main sources of foreign exchange risk are:

•	Positions in foreign currency (FX) within the Trading Book.

•	Currency mismatches between assets and liabilities in the Banking Book.

•	Cash flow mismatches in different currencies.

•	Structural positions produced from consolidating assets and liabilities from our foreign branches and subsidiaries denominated in currencies other than the Chilean peso. As a result, movements in exchange rates can generate volatility within the Bank’s income statement and equity. This effect is known as “translation risk”.

•	Indexation Risk

Indexation risk is the exposure to changes in indexed units (e.g. Unidad de Fomento (UF), Unidad de Valor Real (UVR) or others) linked to domestic or foreign currency in which any instruments, contracts or other transactions recorded in the Statement of Financial Position may be denominated.

•	Interest Rate Risk

Interest Rate Risk is the exposure to movements in market interest rates. Changes in market interest rates can affect both the price of instruments recorded at fair value and the financial margin and other gains from the Banking Book such as fees. Fluctuations in interest rates also affect the Bank’s economic value.

Interest rate risk can be represented by sensitivities to parallel and/or non-parallel yield shifts with the effects reflected in the prices of instruments, the financial margin, equity and economic value.

•	Volatility Risk

In addition to the exposure related to the underlying asset, issuing options has other risks. These risks arise from the non-linear relationship between the gain generated by the option and the price and level of the underlying factors, as well as exposure to changes in the price volatility of the underlying asset.

a.2)	Funding Liquidity Risk

Funding Liquidity Risk is the exposure of the Bank’s and its subsidiaries to events that affect their ability to meet, in a timely manner and at reasonable costs, cash payment obligations arising from maturities of time deposits that are not renewed, withdrawals from demand accounts, maturities or settlements of derivatives, liquidations of investments or any other payment obligation.

[42]	The Trading Book includes non-derivative financial instruments that have been classified as trading instruments and all derivative positions that have not been classified as hedging instruments, according to accounting standards.

The Banking Book includes all positions in derivative and non-derivative instruments that do not form part of the Trading Book.

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Financial institutions are exposed to funding liquidity risk that is intrinsic to the role of intermediary that they play in the economy. In general, in financial markets demand for medium or long-term financing is usually much greater than the supply of funds for those terms while short-term financing is in considerable supply. In this sense, the role of intermediary played by financial institutions, which assume the risk of satisfying the demand for medium and long-term financing by brokering short-term available funds, is essential for the economy to function properly.

Appropriately managing funding liquidity risk not only allows contractual obligations to be met in a timely manner, but also enables:

•	the liquidation of positions, when it so decides, to occur without significant losses.

•	the commercial and treasury activities of the Bank and its subsidiaries to be financed at competitive rates.

•	the Bank to avoid fines or regulatory penalties for not complying with regulations.

a.3)	Counterparty Risk

Counterparty Risk is the risk of loss arising from non-compliance by a given counterparty, for whatever reason, in paying all or part of its obligations with the Bank under contractually agreed-upon conditions. This risk also includes a given counterparty’s inability to comply with obligations to settle derivative operations with bilateral risk.

The Bank diversifies credit risk by placing concentration limits on different groups. Exposure to credit risk is evaluated using an individual analysis of the payment capacity of debtors and potential debtors to meet their obligations on time and as agreed.

b.	Financial Risk Management

The process of managing financial risks is an ongoing, interlinked process that begins by identifying the risks to which the institution is exposed. After that, the Bank calculates the potential impact of that exposure on its profit or loss and limits it to a desired level. This involves actively monitoring risk and studying how it evolves over time. The risk management process can be subdivided into the following stages:

b.1)	Identification of Financial Risks

The Financial Risk Division has a highly technical team that is constantly monitoring the activities of the Bank and its subsidiaries to search for potential risks that have not been quantified and controlled. The Bank’s Treasury Division serves as a first line of defense and plays an essential role in risk detection. Itaú Corpbanca’s structure facilitates this role of identifying risks by preserving the division’s independence and ensuring active participation from management in creating/modifying products. After a risk is identified, it is quantified to see the potential impact on value creation within the institution.

b.2)	Quantification and Control of Financial Risk Exposure

Once a risk has been identified, the Financial Risk Division is responsible for mapping the risk using the appropriate quantification metrics. The Board and senior management are aware of the methods used to measure exposure and are responsible for setting the institution’s desired risk appetite levels (by business unit, associate, risk factor, area, etc.), always taking care to adhere to current regulations. The limit setting process is the instrument used to establish the equity available to each activity. Limit determination is, by design, a dynamic process that responds to the risk level considered acceptable by senior management.

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The Financial Risk Division requests and proposes a system of quantitative and qualitative limits and warning levels that affect liquidity and market risk; this request must be authorized by the ALCO and the Board. It also regularly measures risk incurred, develops valuation tools and models, performs periodic stress testing, measures the degree of concentration with interbank counterparties, drafts policy and procedure handbooks and monitors authorized limits and warning levels, which are reviewed at least once per year.

The limit structure requires the division to carry out a process that includes the following steps:

•	Efficiently and comprehensively identify and outline the main types of financial risks incurred so that they are consistent with the running of the business and the defined strategy.

•	Quantify and communicate to business areas the risk levels and profile that senior management considers acceptable in order to avoid incurring undesired risks.

•	Give business areas flexibility to take on financial risks in an efficient and timely manner based on changes in the market and business strategies, and always within the risk levels considered acceptable by the entity.

•	Enable business generators to take on a cautious yet sufficient level of risk in order to achieve budgeted results.

•	Outline the range of products and underlying assets with which each treasury unit can operate, based on characteristics like the model, valuation systems and liquidity of the instruments involved, among other factors.

The metrics, by type of risk, used to quantify exposure or demonstrate that a risk has been materialized are detailed below:

•	Market Risk Metrics and Limits

Given the complexity and relevance of the portfolios managed by Itaú Corpbanca, diverse instruments have been chosen to control market risk based on the characteristics of the financial products in the Trading and Banking Books: The following regulatory and internal metrics are used to monitor and control market risk:

Regulatory Risk Measurements for the Trading and Banking Books

The Bank measures regulatory exposure using the standardized methodology provided by the Chilean Central Bank (Chapter III-B-2.2 “Standards on Measuring and Controlling Market Risks in Banking Companies” of the Compendium of Financial Standards) and complemented by the SBIF (Chapter 12-21 “Standards on Measuring and Controlling Market Risks”), which is a risk measurement based on the standard methodology of the Basel Committee, which is designed to quantify exposure to market risks for the Banking and Trading Books.

The regulatory measurement of market risk in the Trading Book allows the Bank to estimate its potential losses from fluctuations standardized by the regulator. The regulatory limit is the sum of this risk (also known as Market Risk Exposure or MRE) and 10% of the Credit Risk Weighted Assets; in no case may this sum be greater than the Bank’s Regulatory Capital.

The Bank, on an individual level, must continuously observe those limits and report to the SBIF on a weekly basis regarding its positions at risk and compliance with those limits (regulatory report SBIF C41 “Weekly information on market risk using standardized methodology”). It must also inform the SBIF each month on the consolidated positions at risk of subsidiaries and foreign subsidiaries (regulatory report SBIF C43 “Consolidated information on market risk using standardized methodology”).

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The following table details regulatory limit consumption for market risk, specifically for the Trading Book as of December 31, 2016 and 2015.

Trading Book

	As of December 31,
Limit Consumption	2016	2015
Market risk exposure (MRE)	60.4%	71.8%

The regulatory risk measurement for the Banking Book (regulatory report SBIF C40 “Cash flows related to interest rate and indexation risk in the Banking Book”) is used to estimate the Bank’s potential losses from standardized adverse movements in interest and exchange rates. It is important to specify that for regulatory reporting purposes, the Trading Book includes the interest rate risk of derivatives managed in the Banking Book.

The standardized regulatory report for the Banking Book (regulatory report SBIF C40) is used to estimate the Bank’s potential economic losses from standardized adverse movements in interest rates defined by the SBIF. Currently, limits for short-term exposure (STE) to interest rate and indexation risk in the Banking Book must not exceed 35% of annual operating income (LTM moving period) and long-term limit consumption (LTE) must be less than 20% of the Bank’s regulatory capital.

The following table details regulatory limit consumption for market risk, specifically for the Banking Book as of December 31, 2016 and 201543:

Banking Book

	As of December 31,
Limit Consumption	2016	2015
Short-term exposure to interest rate risk (STE)	51.8%	60.6%
Long-term exposure to interest rate risk (LTE)	60.1%	13.8%

Value at Risk (VaR)

•	Calculation of Historical Value at Risk (Non-parametric). This measurement provides the maximum potential economic loss at a certain confidence level and a given time horizon. Historical VaR, as opposed to Statistical or Parametric VaR, is based on the observed distribution of past returns, does not need to make assumptions of probability distributions (frequently normal distribution) and, therefore, does not need a mean (assumed 0), standard deviation and correlations across returns (parameters). The Bank’s uses a 99% confidence level and a time horizon of 1 day.

•	Calculation of Volatility-Adjusted Historical Value at Risk (Non-parametric). This measurement is based on the above and the profit and loss vector is adjusted according to whether it is facing a period of greater or less volatility.

The Board defines limits on the Value at Risk (as of the end of the first half of 2016 it uses the volatility-adjusted Historical VaR method) that can be maintained, which is monitored on a daily basis. The measurement is also subjected to backtesting to verify that the daily losses that effectively occurred do not exceed VaR more than once every 100 days. The result is monitored daily to confirm the validity of the assumptions, hypothesis and the adequacy of the parameters and risk factors used in the VaR calculation. The Bank in turn calculates VaR for sub/portfolios and risk factors, which allows it to quickly detect pockets of risk. Since VaR does not consider stress scenarios, it is complemented by stress testing. Specifically, the Bank uses metrics that take into account prospective, historical and standardized scenarios.

[43]	For year-end 2015, the C40 short-term limit is 30% of annual operating income.

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Although the Value at Risk model is one of the models most frequently used by the local financial industry, like any model it has limitations that must be considered:

•	It does not take into account the expected loss in the event that the portfolio return is above the confidence level defined in the VaR. In other words, in the Bank’s case it does not reflect what happens in the 1% of the tail. This is mitigated with the stress measures detailed below.

•	It does not consider intraday results, but only reflects the potential loss given current positions.

•	It does not take into account potential changes in the dynamics of movements in market variables (i.e. potential changes in the matrix of variance and covariance).

Sensitivity Measurements

Sensitivity measurements are based on estimated scenarios for positions in the Trading and Banking books.

•	Trading Book Positions by Risk Factor:

Trading Book positions as of December 31, 2016 and 2015, are detailed as follows:

	Position
	2016	2015
Risk Factor / Products	MCh$	MCh$
CLP rates
Derivatives	(131,852)	(77,875)
Investments	344,390	3,733

CLF rates
Derivatives	319,785	175,245
Investments	72,668	2,678

COP rates
Derivatives	4,275	—
Investments	381,848	—

UVR rates
Derivatives	—	—
Investments	164,828	—

USD rates	44,211	7,835

OM rates	(1,061)	52

FX (exchange rate)	14,089	7,887

Inflation (CLF)	—	—

Optionality (Gamma, Vega)	6	1

Trading Book positions by risk factor correspond to the fair and equivalent nominal value (exchange rate or “FX”, inflation and optionality) of the portfolios within the Trading Book. The Trading Book is made up of the financial assets presented in notes 6 and 8, and financial liabilities presented in Note 8. The currency position incorporates the amortized cost positions from the Statement of Financial Position, excluding the positions related to the foreign investment with their respective hedges. The currency positions in the Trading Book have limits for each currency.

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•	Banking Book Positions by Risk Factor:

FX and Inflation Positions in Banking Book:

Foreign currency and inflation positions in the Banking Book as of December 31, 2016 and 2015, are detailed as follows:

	Year-End 2016	Year-End 2015
CLF Position	1,118,526	448,256
FX Position	(684,938)	(52,231)

Positions in currencies other than Chilean pesos (FX) and exposure to indexation is classified by book and by their effect on the Bank’s financial statements, reflecting the spot exposure to each risk factor. It is important to highlight the impact of structural exchange rate risk arising from the Bank’s positions in currencies other than the Chilean peso related primarily to the consolidation of investments in subsidiaries or affiliates and the results and hedges of these investments. The process of managing structural exchange rate risk is dynamic and attempts to limit the impact of currency depreciation, thus optimizing the financial cost of hedges. The general policy for managing this risk is to finance them in the currency of the investment provided that the depth of the market so allows and the cost is justified by the expected depreciation. One-time hedges are also taken out when the Bank considers that any currency may weaken beyond market expectations with respect to the Chilean peso. As of December 2016, greater ongoing exposure was concentrated in Colombian pesos (approximately MUS$ 1,000). The Bank hedges part of these positions on a permanent basis using currency derivatives. The currency positions in the Banking Book have limits for each currency.

Structural Interest Rate Position in Banking Book (Interest Rate Gap):

Structural interest rate risk is measured using representation by risk factor of cash flows expressed at fair value, assigned at the repricing date and by currency. This methodology facilitates the detection of concentrations of interest rate risk over different time frames. All positions in and outside the Statement of Financial Position must be ungrouped into cash flows and placed at the repricing / maturity point. For those accounts that do not have contractual maturities, an internal model is used to analyze and estimate their durations and sensitivities.

The following table shows the Banking Book Positions (products valued at amortized cost and available-for-sale instruments and derivatives valued at fair value) for the most important currencies in which the Bank does business as of year-end 2016 and 2015.

The exposures presented are the present values resulting from:

•	Modeling contractual cash flows based on behaviors that affect market risk exposure. Example: prepayment, renewal, etc.

•	Discounting cash flows from items accounted for on an accrual basis at a rate that represents the opportunity cost of the liability/asset.

•	Discounting cash flows from items accounted for at market value at the market rate.

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	Year-End 2016
CLP Position	1 Month	1 - 3 Months	3 Months to 1 Year	1 to 3 Years	More than 3 Years
ASSETS	3,501,743	870,778	2,160,430	1,290,116	543,713

Cash	456,753	—	—	—	—
Repurchase agreements	82,146	—	—	—	—
Loans to customers, net	2,103,570	823,545	2,126,992	1,126,147	459,420
Financial assets available for sale	320,536	47,233	33,438	163,969	84,293
Financial assets held to maturity	—	—	—	—	—
PP&E and intangible assets	214,411	—	—	—	—
Other assets	324,327	—	—	—	—

LIABILITIES	(6,504,266)	(1,196,757)	(2,361,334)	(227,588)	(158,564)

Current accounts and demand deposits	(1,890,606)	—	(58,425)	—	—
Savings accounts and time deposits	(3,042,768)	(1,190,542)	(2,286,425)	(157,934)	(255)
Debt issued	(831)	(4,710)	(15,982)	(69,654)	(158,309)
Other liabilities	(302,491)	(1,505)	(502)	—	—
Capital and reserves	(1,267,570)	—	—	—	—

DERIVATIVES	(136,936)	(204,005)	548,898	(117,704)	48,800

Financial derivative instruments	(136,936)	(204,005)	548,898	(117,704)	48,800

	Year-End 2016
CLF Position	1 Month	1 - 3 Months	3 Months to 1 Year	1 to 3 Years	More than 3 Years
ASSETS	460,596	467,103	2,112,730	1,828,020	3,977,336

Cash	—	—		—	—
Repurchase agreements	—	—	—	—	—
Loans to customers, net	498,761	453,798	2,019,088	1,751,321	3,931,531
Financial assets available for sale	3,792	13,305	93,642	76,699	45,805
PP&E and intangible assets	—	—	—	—	—
Other assets	(41,957)	—	—	—	—

LIABILITIES	(366,933)	(158,745)	(1,087,649)	(892,317)	(3,218,064)

Other liabilities	(86,149)	—	(46,944)	(66,944)	(21,856)
Capital and reserves	—	—	—	—	—
Debt issued	(41,651)	(12,178)	(542,146)	(649,782)	(2,773,046)
Current accounts and demand deposits	(17,596)	—	—	—	—
Savings accounts and time deposits	(221,537)	(146,567)	(498,559)	(175,591)	(423,162)

DERIVATIVES	(633,500)	(290,901)	(864,344)	(448,301)	233,496

Financial derivative instruments	(633,500)	(290,901)	(864,344)	(448,301)	233,496

	Year-End 2016
COP and UVR Position	1 Month	1 - 3 Months	3 Months to 1 Year	1 to 3 Years	More than 3 Years
Assets	2,777,361	610,840	667,891	761,052	690,494

Cash	328,871	—	—	—	—
Repurchase agreements	152,665	—	—	—	—
Loans to customers, net	1,697,264	602,867	629,102	695,626	508,008
Financial assets available for sale	44,235	7,973	38,789	65,426	182,486
Financial assets held to maturity	107,541	—	—	—	—
PP&E and investments	—	—	—	—	—
Other assets	446,785	—	—	—	—

Liabilities	(4,229,588)	(581,868)	(765,798)	(461,681)	(309,997)

Current accounts and demand deposits	(1,759,415)	—	—	—	—
Savings accounts and time deposits	(930,983)	(570,126)	(631,854)	(342,199)	(101,967)
Debt issued	(24,653)	(11,742)	(133,944)	(119,482)	(208,030)
Other liabilities	(740,891)	—	—	—	—
Capital and reserves	(773,646)	—	—	—	—

Derivatives	(41,422)	(24,828)	220,845	(8,233)	(83,679)

Financial derivative instruments	(41,422)	(24,828)	220,845	(8,233)	(83,679)

Itaú Corpbanca and Subsidiaries – Consolidated Financial Statements – December 31, 2016	208

	Year-End 2016
FX Position	1 Month	1 - 3 Months	3 Months to 1 Year	1 to 3 Years	More than 3 Years
ASSETS	979,846	774,212	1,123,227	31,486	34,326

Cash	349,543	—	—	—	—
Repurchase agreements	39,172	—	—	—	—
Loans to customers, net	645,830	774,108	1,122,529	22,872	22,093
Financial assets available for sale	287	104	698	8,614	12,233
Financial assets held to maturity	—	—	—	—	—
PP&E and investments	—	—	—	—	—
Other assets	(54,986)	—	—	—	—

LIABILITIES	(1,880,468)	(785,961)	(1,179,179)	(545,528)	—

Current accounts and demand deposits	(317,104)	—	(7,959)	—	—
Savings accounts and time deposits	(923,035)	(264,542)	(322,601)	—	—
Debt issued	(7,529)	(125,397)	(469,452)	(540,348)	—
Other liabilities	(610,230)	(396,022)	(379,167)	(5,180)	—
Capital and reserves	(22,570)	—	—	—	—

DERIVATIVES	329,880	264,544	461,844	543,063	(57,615)

Financial derivative instruments	329,880	264,544	461,844	543,063	(57,615)

	Year-End 2015
CLP Position	1 Month	1 - 3 Months	3 Months to 1 Year	1 to 3 Years	More than 3 Years

ASSETS	1,375,771	433,059	740,858	377,601	102,765

Cash	227,450	—	—	—	—
Repurchase agreements	58,296	—	—	—	—
Loans to customers, net	639,202	408,002	701,133	365,287	102,720
Financial assets available for sale	147,925	25,057	39,725	12,314	45
Financial assets held to maturity	—	—	—	—	—
PP&E and intangible assets	97,349	—	—	—	—
Other assets	205,549	—	—	—	—

LIABILITIES	(1,823,957)	(518,933)	(1,046,279)	(278,441)	(10,960)

Current accounts and demand deposits	(375,365)	(47,417)	(151,741)	(110,807)	(10,960)
Savings accounts and time deposits	(658,190)	(471,444)	(892,462)	(137,889)	—
Debt issued	—	—	(2,077)	(29,745)	—
Repurchase agreements	(88,328)	(72)	—	—	—
Other liabilities	(178,329)	—	—	—	—
Capital and reserves	(523,745)	—	—	—	—

DERIVATIVES	313,295	157,511	414,040	(130,308)	(92,492)

Financial derivative instruments	313,295	157,511	414,040	(130,308)	(92,492)

	Year-End 2015
CLF Position	1 Month	1 - 3 Months	3 Months to 1 Year	1 to 3 Years	More than 3 Years
ASSETS	340,027	265,914	957,214	627,247	2,133,207

Cash	—	—	—	—	—
Repurchase agreements	—	—	—	—	—
Loans to customers, net	248,695	217,467	874,598	546,211	2,133,207
Financial assets available for sale	81,786	48,447	82,616	81,036	—
Financial assets held to maturity	—	—	—	—	—
PP&E and intangible assets	—	—	—	—	—
Other assets	9,546	—	—	—	—

LIABILITIES	(214,234)	(88,779)	(609,756)	(542,924)	(1,756,897)

Current accounts and demand deposits	(371)	—	—	—	—
Savings accounts and time deposits	(171,613)	(80,000)	(494,159)	(171,808)	(373,648)
Debt issued	(4,173)	(8,776)	(59,318)	(285,780)	(1,331,970)
Repurchase agreements	—	—	—	—	—
Other liabilities	(38,077)	(3)	(56,279)	(85,336)	(51,279)
Capital and reserves	—	—	—	—	—

DERIVATIVES	88,477	(202,459)	(189,140)	(55,062)	(304,577)

Financial derivative instruments	88,477	(202,459)	(189,140)	(55,062)	(304,577)

Itaú Corpbanca and Subsidiaries – Consolidated Financial Statements – December 31, 2016	209

	Year-End 2015
FX Position	1 Month	1 -3 Months	3 Months to 1 Year	1 to 3 Years	More than 3 Years
ASSETS	535,528	426,188	548,729	22,657	16,207

Cash	143,224	—	—	—	—
Repurchase agreements	—	—	—	—	—
Loans to customers, net	335,312	426,188	548,729	22,657	16,207
Financial assets available for sale	—	—	—	—	—
Financial assets held to maturity	—	—	—	—	—
PP&E and investments	—	—	—	—	—
Other assets	56,992	—	—	—	—

LIABILITIES	(445,017)	(499,406)	(452,259)	(30,098)	(5,389)

Current accounts and demand deposits	(65,134)	(10,675)	(34,114)	(24,691)	(5,389)
Savings accounts and time deposits	(241,110)	(159,131)	(169,009)	—	—
Debt issued	—	—	—	—	—
Repurchase agreements	—	—	—	—	—
Other liabilities	(138,773)	(329,600)	(249,136)	(5,407)	—
Capital and reserves	—	—	—	—	—

DERIVATIVES	(229,775)	74,931	9,984	(630)	(23,882)

Financial derivative instruments	(229,775)	74,931	9,984	(630)	(23,882)

The following table summarizes the aforementioned exposures:

	2016 Exposure	2015 Exposure
Currency	MCh$	MCh$
CLP	(1,942,677)	13,530
CLF	1,118,526	448,256
COP-UVR	(778,611)	—
FX	93,673	(52,231)

•	Sensitivity Analysis for Financial Risks

The Bank uses stress testing as a sensitivity analysis tool in order to control financial risk. This measurement is performed separately for the Trading and Banking Books.

Sensitivity is estimated using the DV01 indicator, which is a measure of sensitivity of portfolio results if the zero coupon interest rate of the risk factor increases by 1 basis point (0.01%) for different maturities and in annualized terms. Although the use of DV01 to estimate potential impacts on the economic, book and equity value is easy to understand and implement, it excludes both correlations among risk factors and second-order effects.

The following table presents an estimate of the likely, but reasonable impact of fluctuations in interest rates, exchange rates and implicit volatilities (market factors) that would impact the Trading and Banking Book.

The fluctuations in market factors correspond to highly probable scenarios chosen from among a set of scenarios agreed upon based on the opinions of specialists in economics and financial risk and operators. In order to estimate sensitivity, sensitivity (DV01) and the reasonably likely scenarios must be multiplied by market factor.

Itaú Corpbanca and Subsidiaries – Consolidated Financial Statements – December 31, 2016	210

Interest Rate Scenarios - Chile (basis points – 0.01%)

Scenarios for Impact on Profit and Loss (P&L)							Scenarios for Impact on Available-for-Sale Assets (AFS)							Scenarios for Impact on Accrual Book
Term	Chamber CLP	Gov’t CLP	Chamber CLF	Gov’t CLF	Curve USD	Curves MX	Term	Chamber CLP	Gov’t CLP	Chamber CLF	Gov’t CLF	Curve USD	Curves MX	Term	Chamber CLP	Chamber CLF	Curve USD	Curves MX
1D	-36	38	125	146	66	-20	1D	-36	38	-60	146	66	66	1D	71	125	66	66
3M	-27	38	125	146	66	-20	3M	-27	38	-60	146	66	66	1M	71	125	66	66
6M	-18	38	125	146	66	-20	6M	-18	38	-60	146	66	66	3M	71	125	66	66
9M	-21	39	87	111	52	-20	9M	-21	39	-45	111	52	52	6M	71	125	66	66
1Y	-24	40	50	75	39	-20	1Y	-24	40	-31	75	39	39	9M	71	125	66	66
2Y	-30	40	49	75	32	-23	2Y	-30	40	-23	75	32	32	1Y	71	125	66	66
3Y	-32	43	51	69	38	-27	3Y	-32	43	-24	69	38	38
4Y	-35	46	52	64	45	-31	4Y	-35	46	-25	64	45	45
5Y	-37	49	54	58	51	-34	5Y	-37	49	-27	58	51	51
7Y	-39	48	56	58	55	-36	7Y	-39	48	-30	58	55	55
10Y	-42	46	61	59	60	-38	10Y	-42	46	-34	59	60	60
20Y	-42	46	50	38	60	-38	20Y	-42	46	-30	38	60	60

Exchange Rate Scenarios - Chile

Exchange Rate	Scenario for Impact on P&L	Scenario for Impact on AFS	Scenario for Impact on Amortized Cost Book
USD-CLP	-3.8%	-3.8%	-3.8%
USD-COP	-7.7%	-7.7%	-7.7%

Interest Rate Scenarios - Chile (basis points – 0.01%)

Scenarios for Impact on Profit and Loss (P&L)				Scenarios for Impact on Available-for- Sale Assets (AFS)				Scenarios for Impact on Accrual Book
Term	Gov’t COP	Swap IBR	Curve USD	Term	Gov’t COP	Swap IBR	Curve USD	Term	Swap IBR	Curve USD
1D	43	-19	0	1D	43	-19	0	1D	29	0
3M	44	-28	83	3M	44	-28	7	1M	30	14
6M	45	-39	95	6M	45	-39	-2	3M	35	7
9M	46	-46	96	9M	46	-46	-13	6M	39	-2
1Y	47	-54	97	1Y	47	-54	-25	9M	52	-13
2Y	52	-76	107	2Y	52	-76	-16	1Y	65	-25
3Y	56	-80	106	3Y	56	-80	-21
4Y	58	-78	103	4Y	58	-78	-25
5Y	58	-76	99	5Y	58	-76	-29
7Y	59	-77	98	7Y	59	-77	-32
10Y	59	-80	96	10Y	59	-80	-37
20Y	67	-87	96	20Y	67	-87	-37

Exchange Rate Scenarios - Colombia

Exchange Rate	Scenario for Impact on P&L	Scenario for Impact on AFS	Scenario for Impact on Amortized Cost Book
USD-COP	13.2%	-6.1%	13.2%

Itaú Corpbanca and Subsidiaries – Consolidated Financial Statements – December 31, 2016	211

The following table presents the impact of movements or reasonably likely scenarios applied to positions in the Trading Book that affect the Bank’s profit and loss (P&L) as of December 31, 2016 and 2015:

	2016	2015
Potential Impact on P&L	MCh$	MCh$
CLP Rate Risk	(2,812)	(1,865)
Derivatives	(2,604)	(1,823)
Investments	(208)	(42)

CLF Rate Risk	(8,069)	(2,662)
Derivatives	(8,069)	(2,635)
Investments	—	(27)

COP Rate Risk	(11,622)	—
Derivatives	(10,439)	—
Investments	(1,183)	—

UVR Rate Risk	(404)	—
Derivatives	—	—
Investments	(404)	—

USD Rate Risk	(2,658)	(778)
Other Currencies Rate Risk	(9)	(2)

Total Rate Risk	(25,574)	(5,307)

Foreign Exchange Risk	(1,921)	(131)
Options Risk	(87)	—

Total Impact	(27,582)	(5,438)

Option Risk includes the (Vega) and Gamma volatility risks.

The following table presents the impact on the margin of movements or reasonably likely scenarios on positions in the Banking Book as of December 31, 2016 and 2015.

Potential Impact on Banking Book Amortized Cost	2016	2015
	MCh$	MCh$
Impact of Interbank Rate Risk	(7,096)	(4,673)

The impact on the Banking Book does not necessarily mean a gain/loss but it does mean smaller/larger net income from the generation of funds (net funding income, which is the net interest from the accrual portfolio) for the next 12 months.

Itaú Corpbanca and Subsidiaries – Consolidated Financial Statements – December 31, 2016	212

In line with the effects on P&L of positions accounted for at fair value and amortized cost, the changes in market factors because of reasonably possible movements in interest and exchange rates also generate impacts on equity accounts as a result of the potential change in market value of the portfolio of available-for-sale instruments and the portfolios of cash flow and net foreign investment hedges, which are presented in the following table:

December 31, 2016:

	Potential Impact on Equity
	DV01 (+1 bp)	Impact of Change in Interest Rate
Interest Rate	US$	MUS$	MCh$
CLP	(293,337)	(14.00)	(9,211)
CLF	41,167	(15.00)	(10,029)
COP	(152,241)	(8.00)	(5,588)
UVR	—	—	—
USD	(77,927)	(3.00)	(2,094)
Other	(159)	—	(7)

Total Rate Impact	(482,497)	(40)	(26,929)

Exchange Rate	Impact of Change in Prices
	MUS$	MCh$
USD	(1)	(269)
COP	(150)	(100,390)

Total Impact on Exchange Rate	(151)	(100,659)

Total Impact	(191)	(127,589)

December 31, 2015:

Interest Rate	Potential Impact on Equity
	DV01 (+1 bp)	Impact of Change in Interest Rate
	USD	MUS$	MCh$
CLP	(9,665)	(1)	(242)
CLF	(30,919)	(2)	(1,725)
USD	—	—	—
Other	—	—	—

Total Rate Impact	(40,584)	(3)	(1,967)

Foreign Exchange	Impact of Change in Prices
	MUS$	MCh$
USD	—	—
Other	—	—

Total Impact	—	—

Total Impact	(3)	(1,967)

The Bank uses accounting hedges to efficiently manage accounting asymmetries present in financial risk exposure.

The use of accounting hedges is dependent on limits defined by the board, definitions from the ALCO and the hedging policy. The ALM Division is responsible for designing and implementing strategies and the Financial Risk Management Division for measuring and monitoring the effectiveness of hedges, generating effectiveness indicators that are continuously monitored.

See Note 8 for more information on accounting hedge strategies.

Itaú Corpbanca and Subsidiaries – Consolidated Financial Statements – December 31, 2016	213

•	Liquidity Risk Metrics and Limits

Liquidity risk measurements are focused mainly on quantifying whether the institution has sufficient resources to meet its intraday and interday obligations under both normal and stressed conditions. They also include a framework of indicators to forecast the occurrence of liquidity stress scenarios and clarity as to the steps to follow once the risk has occurred.

The following regulatory and internal metrics are used to monitor and control liquidity risk:

Regulatory Measurement of Liquidity Risk

Adjusted liquidity gap: the same chapter (SBIF 12-20 “Management and Measurement of Liquidity Position”) establishes that, with prior authorization from the regulator, cash outflows to retail counterparties may be assigned a different maturity than their contractual maturity based on their statistical behavior. Adjusted mismatches (local consolidated) are restricted to a maximum of:

•	30-day mismatches in consolidated and foreign currency: 100% of Core Capital.

•	90-day mismatches in consolidated currency: 200% of Core Capital.

The Bank, on a local consolidated level, must continuously observe those limits and periodically report to the SBIF its positions at risk and compliance with those limits using the C46 regulatory report “Liquidity Situation”.

The use of the liquidity regulatory limit as of December 31, 2016 and 2015, is detailed as follows:

	As of December 31,
	2016	2015
Regulatory Liquidity Indicator	%	%
At 30 days	4	(2)
At 30 days in foreign currency	12	6
At 90 days	16	15

Note: Negative percentage (-2%) means that cash inflows exceed cash outflows at that maturity.

Regulatory Measurement of Contractual Liquidity Gap

In accordance with SBIF Chapter 12-20, all cash flows in and outside the Statement of Financial Position are analyzed provided that they contribute cash flows at their contractual maturity point.

Itaú Corpbanca and Subsidiaries – Consolidated Financial Statements – December 31, 2016	214

Balances of the Bank’s consolidated undiscounted contractual cash flows from financial assets and liabilities as of December 31, 2016 and 2015, are detailed as follows in MCh$:

	December 31, 2016
	1 Month	1 - 3 Months	3 Months to 1 Year	1 to 3 Years	More than 3 Years	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Assets	4,437,895	2,112,587	4,778,259	5,251,810	17,824,808	34,405,359

Cash	1,119,862	—	—	—	—	1,119,862
Financial instruments recorded at market value	1,004,424	359,123	118,864	494,925	1,159,907	3,137,243
Loans to other domestic banks without lines of credit	167,076	4,092	—	—	—	171,168
Lines of credit granted to other domestic banks	—	—	—	—	—	—
Commercial loans without lines of credit	1,969,379	1,525,530	3,364,118	2,816,369	9,368,578	19,043,974
Commercial lines of credit and overdrafts	(276,662)	2,781	58,006	45	45	(215,785)
Consumer loans without lines of credit	62,325	131,324	525,925	1,038,327	1,744,874	3,502,775
Consumer lines of credit and overdrafts	94,515	4,484	325,597	3,248	3,248	431,092
Residential mortgage loans	37,140	66,144	283,201	739,403	5,314,672	6,440,560
Financial instruments recorded based on issuer’s flow	30,967	470	75,868	—	—	107,305
Other transactions or commitments without lines of credit	238,207	6,092	16,098	112,494	117,408	490,299
Other lines of credit granted	—	—	—	—	—	—
Derivative instruments	(9,338)	12,547	10,582	46,999	116,076	176,866

Liabilities	(8,454,693)	(2,799,978)	(5,214,372)	(2,960,247)	(8,655,131)	(28,084,421)

Current accounts and other demand deposits	(4,318,821)	—	—	—	—	(4,318,821)
Term savings accounts - unconditional withdrawal	(2,901)	—	—	—	—	(2,901)
Term savings accounts - deferred withdrawal	(39,644)	—	—	—	—	(39,644)
Obligations with Chilean Central Bank without lines of credit	(376,629)	—	—	—	—	(376,629)
Lines of credit secured from Chilean Central Bank	—	—	—	—	—	—
Obligations with other domestic banks without lines of credit	—	—	—	—	—	—
Lines of credit secured from other domestic banks	—	—	—	—	—	—
Savings accounts and time deposits	(3,091,375)	(2,474,208)	(3,500,821)	(1,139,025)	(1,938,961)	(12,144,390)
Foreign loans without lines of credit	(245,352)	(281,556)	(1,017,915)	(109,668)	(328,524)	(1,983,015)
Lines of credit from foreign banks	—	—	—	—	—	—
Letter of credit obligations	(4,099)	(809)	(12,048)	(26,473)	(79,972)	(123,401)
Bonds payable	(40,256)	(32,952)	(632,208)	(1,638,082)	(6,217,523)	(8,561,021)
Other obligations or payment commitments without lines of credit	(335,616)	(10,453)	(51,380)	(46,999)	(90,151)	(534,599)
Other lines of credit secured	—	—	—	—	—	—

Net band	(4,016,798)	(687,391)	(436,113)	2,291,563	9,169,677	6,320,938

	December 31, 2015
	1 Month	1 -3 Months	3 Months to 1 Year	1 to 3 Years	More than 3 Years	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Assets	1,684,312	634,369	1,862,438	1,106,943	5,370,043	10,658,105

Cash	556,223	—	—	—	—	556,223
Financial instruments recorded at market value	465,982	—	—	—	—	465,982
Loans to other domestic banks without lines of credit	49,779	8,927	38,282	2,825	2,825	102,638
Lines of credit granted to other domestic banks	—	—	—	—	—	—
Commercial loans without lines of credit	548,585	550,736	1,193,941	616,189	2,936,302	5,845,753
Commercial lines of credit and overdrafts	8,671	2,306	38,713	22	22	49,734
Consumer loans without lines of credit	13,780	27,094	113,379	221,144	317,221	692,618
Consumer lines of credit and overdrafts	(9,524)	9,338	295,542	3,001	3,001	301,358
Residential mortgage loans	10,773	21,390	98,262	257,087	2,053,706	2,441,218
Financial instruments recorded based on issuer’s flow	89	17,682	34,274	11,504	14,079	77,628
Other transactions or commitments without lines of credit	61,262	—	77,054	—	—	138,316
Other lines of credit granted	—	—	—	—	—	—
Derivative instruments	(21,308)	(3,104)	(27,009)	(4,829)	42,887	(13,363)

Liabilities	(2,140,218)	(875,303)	(2,297,841)	(1,191,284)	(3,520,612)	(10,025,258)

Current accounts and other demand deposits	(1,013,102)	—	—	—	—	(1,013,102)
Term savings accounts - unconditional withdrawal	—	—	—	—	—	—
Term savings accounts - deferred withdrawal	—	—	—	—	—	—
Obligations with Chilean Central Bank without lines of credit	—	—	—	—	—	—
Lines of credit secured from Chilean Central Bank	—	—	—	—	—	—
Obligations with other domestic banks without lines of credit	(2)	(2)	(99)	(753)	(9,210)	(10,066)
Lines of credit secured from other domestic banks	(21)	—	—	—	—	(21)
Savings accounts and time deposits	(943,680)	(821,386)	(1,660,957)	(362,949)	(976,198)	(4,765,170)
Foreign loans without lines of credit	(2,992)	(22,259)	(550,776)	(83,019)	(87,777)	(746,823)
Lines of credit from foreign banks	—	—	—	—	—	—
Letter of credit obligations	(1,748)	—	(4,916)	(9,009)	(21,783)	(37,456)
Bonds payable	(3,806)	(952)	(51,699)	(290,792)	(1,907,377)	(2,254,626)
Other obligations or payment commitments without lines of credit	(174,867)	(30,704)	(29,394)	(444,762)	(518,267)	(1,197,994)
Other lines of credit secured	—	—	—	—	—	—

Net band	(455,906)	(240,934)	(435,403)	(84,341)	1,849,431	632,847

Note: comparative basis for 2015 is only Itaú Chile

The preceding tables present undiscounted cash flows from the Bank’s assets (notes 5 - 11) and liabilities (notes 17 - 19) on the basis of maturity estimation models. The Bank’s expected cash flows could vary as a function of changes in the variable that are used to estimate asset and liability maturities.

The grouping corresponds to regulatory categories that bring together financial items with similar characteristics from the perspective of liquidity risk. These categories are modeled separately and reported in cash flows.

Itaú Corpbanca and Subsidiaries – Consolidated Financial Statements – December 31, 2016	215

Liquidity Coverage Ratio (LCR) and Net Stable Funding Ratio (NSFR)

In line with international risk management practices, the Bank uses the Liquidity Coverage Ratio (LCR) and Net Stable Funding Ratio (NSFR) to manage liquidity risk.

The LCR aims to measure the sufficiency of high-quality assets to face a 30-day funding stress scenario. At a minimum, the institution must survive until the thirtieth day of the stress scenario with funding from liquid assets in its portfolio because, as described in the standard, managers and/or supervisors would have been able to establish timely corrective measures. The indicator also recognizes differentiated behavior for wholesale versus retail counterparties, which in the Bank’s case represent 72% and 28%, respectively, for the 30-day band. On the other hand, the NSFR focuses on maintaining sufficient stable funding to meet (long-term) stable funding needs. The bank calculates LCR and NSFR using the methodologies defined by the local regulator and the Brazilian Central Bank (BACEN). Both regulators set a limit for LCR, while the parent company establishes a limit for NSFR. The methodology used to estimate LCR and NSFR consists of liquidity ratios proposed by the “Basel III Committee on Banking Supervision” (“BIS III”) that were adopted by the local Chilean regulator and the Brazilian Central Bank.

Deposits / Loans

Structurally, the Bank’s liquidity can be quantified based on the level of assets and liabilities in its balance sheet. In particular, the following table shows the ratio of deposits / loans in Itaú Corpbanca’s balance sheet. Deposits refer to the carrying amount of funds (demand and time deposits) that customers deposit in the bank, while loans are credit that the bank grants. This is a measurement of the reciprocity between the Bank’s commercial activity and the stability of its funding.

	Dec 2016	Dec 2015
Year-End	78.4%	73.5%
Minimum	71.0%	73.2%
Maximum	81.5%	79.9%
Average	77.5%	76.5%

Note1: loans are reported net of provisions

Note2: comparative basis for 2015 is only Itaú Chile

Liquidity Warning Levels

Warning levels seek to provide evidence or signs of potential adverse liquidity events. The most relevant warning levels include: counterparty and maturity concentration, currency concentration, product concentration, reserve management, evolution of funding rates and diversification of Liquid Assets.

Analysis of Pledged and Unpledged Assets

The following presents an analysis of the Bank’s pledged and uncommitted assets that will be available to generate additional funding as fixed-income instruments. For this, pledged assets are:

•	Assets that have been committed or received in guarantee.

•	Assets that an entity considers that it is restricted from using.

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Available assets and investments adjusted for the delivery or receipt of guarantees for year-end 2015 and 2016 are detailed as follows.

Year	Amount	Guarantees Furnished	Guarantees Received	Cash
	MCh$	MCh$	MCh$	MCh$
	(i)	(ii)	(iii)	(i-ii+iii)
2016	1,980,930	423,655	383,424	1,940,699
2015	579,597	43,727	10,293	546,163

•	Counterparty Risk

Exposure to derivative counterparty risk is measured by recognizing the different contracts maintained with the institution’s customers, including contracts without mitigating elements, contracts with netting, contracts with Credit Support Annex (CSA) and with clearing houses, which receive a differentiated treatment. The following table details the netting of these transactions:

		December 2016			December 2015
	Note	Assets Before Netting	Liabilities Before Netting	Net Assets	Assets Before Netting	Liabilities Before Netting	Net Assets
		MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Derivatives with netting agreements		776,613	(885,158)	(108,545)	—	—	—
Derivatives without netting agreements		326,156	(22,176)	303,980	235,520	(260,719)	(25,199)

Total derivatives	8	1,102,769	(907,334)	195,435	235,520	(260,719)	(25,199)

Net guarantees furnished - clearing houses (*)		56,818	—	56,818	724	—	—
Net guarantees furnished - bilateral agreements (*)	16.21	167,148	(49,776)	117,372	—	—	—

Net guarantees furnished		223,966	(49,776)	174,190	724	—	—

Derivatives net of guarantees		1,052,993	(683,368)	369,625	235,520	(259,995)	(25,199)

(*)	Clearing Houses: centralized counterparties that play the counterparty role for all participants
(*)	Bilateral agreements: contractual agreements between both parties for delivery of guarantees under certain conditions

Market values of derivatives that are reported in accounting do not reflect counterparty risk management using guarantees as they do not reveal the true exposures with the counterparties. The guarantees delivered (received) must be added (subtracted) from the market value in order to correctly reflect these exposures.

It is important to highlight that counterparty risk management is framed within the Bank’s corporate credit policies.

b.3) Monitoring and Governance of Financial Risks

The Board is the body in charge of the Bank’s management. Its duties include defining the institution’s strategic guidelines and supervising its risk management structure.

Risk management policies are established with the objective of identifying and analyzing the risks faced by the Bank, setting adequate limits and controls and monitoring risks and compliance with limits. Risk management policies and structures are reviewed regularly so that they reflect changes in the Bank’s activities. The Bank, through its standards and procedures, aims to develop an appropriate control environment in which all employees understand their roles and responsibilities.

The Audit Committee supervises the way in which the Bank monitors and manages risk and compliance with the Bank’s risk management policies and procedures and checks that the risk management framework is appropriate for the risks faced by the Bank. This committee is assisted by the Internal Audit Department in its supervisory role. Internal Audit performs regular and special reviews of risk management controls and procedures, whose results are reported to the Audit Committee.

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In accordance with the Bank’s governance outlook, the Financial Risk Division is responsible for identifying, quantifying, analyzing, controlling and monitoring financial risk at the Bank. The Credit Risk Division is responsible for managing credit risk for the Corporate Banking, Treasury, Companies and Retail divisions. The Financial Risk Department is part of the Planning and Control Division. The other departments within this division include Accounting, Management Control, Planning and Development, Capital Management and Investor Relations. The main objective of this corporate division is to provide accurate, timely and high-quality information to support decision making by internal and external stakeholders.

The Corporate Treasury Division is charged with managing financial risk in the Bank’s Trading and Banking Books. In the Banking Book, this consists of managing inflation, interest rate and liquidity risk in the Bank’s balance sheet in order to maximize returns in compliance with corporate policies and current laws and regulations. The Trading Book refers to the portfolio of financial instruments acquired to obtain short-term gains from increases in fair value arising from changes in the values of underlying variables. This book is responsible for managing currency risk for the entire balance sheet. Management of the Bank’s funding structure is an important component of managing liquidity and interest rate risk within the Banking Book or balance sheet.

The Financial Risk Division is independent from the business areas and is responsible for controlling and measuring the Bank’s financial risks (market and liquidity risk) as well as supplying, along with the Treasury Division, the ALCO with the metrics and limits for those risks, which are established in the respective policies.

The Bank’s financial risk management efforts are framed within the Financial Risk Policy, which is comprised of the Liquidity Management Policy, the Market Risk Management Policy and the Valuation Policy.

Financial Risk Management Principles

•	Risk is monitored and controlled by parties independent from those managing risk, thus correctly aligning incentives.

•	Management efforts should be flexible, within the framework permitted by policies, rules and current regulations.

•	Senior management establishes the guidelines for risk appetite, and is informed periodically on risk levels assumed, contingencies and instances when limits are exceeded.

Financial Risk Management Committees

In order to guarantee the flexibility of management efforts and communication of risk levels to senior management, the following network of committees has been established:

•	Daily Commission: Meets daily to review financial conditions and the latest market movements. This committee reviews the relevance of positions on a daily basis in order to detect in advance any scenarios that could negatively impact returns and liquidity. It also monitors the performance of strategies used for each of the portfolios.

•	Proprietary Trading and Market Making Commission: Meets weekly to analyze strategies for managing investment portfolio or directional positions. This committee reviews local and global economic conditions and projections in order to analyze the potential benefits and risks of the strategies executed and evaluate new strategies.

•	Asset and Liability Management Commission (ALM): Meets biweekly to analyze management of structural interest rate and indexation risk in the Banking Book.

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•	Liquidity and Market Commission: Meets biweekly to analyze management of funding liquidity risk.

•	Treasury Committee: Meets monthly to analyze matters related to treasury activity and establish agreements and strategies on related matters, always in line with current ALCO policies and guidelines.

•	Asset-Liability Committee (ALCO): Meets monthly to analyze economic and financial conditions and inform senior management of market and liquidity risk levels assumed by presenting indexes of market and funding liquidity risk, limit consumption and results of stress tests.

•	Board of Directors: The Board of Directors is informed each quarter of the market and funding liquidity risk levels assumed by presenting established risk indexes, limit consumption and results of stress tests.

b.3 Capital Requirements

The primary objectives of capital management are to ensure compliance with regulatory requirements and to maintain a solid risk rating and healthy capital ratios. During 2016 and 2015, the Bank has complied fully with all capital requirements.

The Bank maintains and actively manages core capital to cover the risks inherent to its business. The Bank’s capital adequacy is monitored using, among other measures, indices and rules established by the SBIF.

In accordance with the General Banking Law, the Bank must maintain a minimum ratio of Regulatory Capital to Consolidated Risk-Weighted Assets of 8%, net of required provisions, and a minimum ratio of Core Capital to Total Consolidated Assets of 3%, net of required provisions. However, after the merger, the SBIF determined that the Bank’s Regulatory Capital could not be less than 10% of its Risk-Weighted Assets. For this purpose, Regulatory Capital is determined based on Capital and Reserves or Core Capital, adjusted by:

•	adding subordinated bonds limited to 50% of Core Capital and,

•	subtracting the asset balance of goodwill and unconsolidated investments in companies.

•	adding non-controlling interest up to a maximum of 20% of Core Capital.

Assets are weighted using risk categories, which are assigned a risk percentage based on the capital needed to back each asset. There are 5 risk categories (0%, 10%, 20%, 60% and 100%). For example, cash, due from banks and financial instruments issued by the Chilean Central Bank have 0% risk, which means that, in accordance with current standards, no capital is required to back these assets. Property, plant and equipment have 100% risk, which means that minimum capital equivalent to 8% of the value of these assets is needed.

All derivative instruments traded off-market are taken into account to determine risk assets using conversion factors over notional values, thus calculating the value of the credit risk exposure (or “credit equivalent”). For weighting purposes, “credit equivalent” also considers contingent loans not recorded in the Consolidated Statement of Financial Position.

As instructed in Chapter 12-1 “Equity for Legal and Regulatory Purposes” of the SBIF RAN, beginning in January 2010, a regulatory change was implemented that made effective Chapter B-3 of the Compendium of Accounting Standards and its subsequent amendments, which changed the risk exposures of contingent loans, passing from 100% to the percentages indicated below:

Type of Contingent Loan	Exposure
a) Co-signatures and guarantees	100%
b) Confirmed foreign letters of credit	20%
c) Issued documentary letters of credit	20%
d) Performance and bid bonds	50%
e) Unrestricted lines of credit (*)	35%
f) Other loan commitments:
- Higher education loans Law 20,027	15%
- Other	100%
g) Other contingent loans	100%

(*)	Percentage modified by SBIF Ruling 3,604 dated March 29, 2016 (50% before this modification). See Note 1, letter l).

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As of year-end, the ratio of assets to risk-weighted assets is as follows:

		Consolidated Assets		Risk -Weighted Assets
		2016	2015	2016	2015
	Note	MCh$	MCh$	MCh$	MCh$
Balance sheet assets (net of provisions)
Cash and due from banks	5	1,487,137	477,809	—	5,055
Transactions pending settlement		137,190	62,095	41,425	5,904
Trading securities	6	632,557	17,765	104,617	11,837
Receivables from repurchase agreements and securities borrowing		159,458	10,293	59,703	10,293
Financial derivative instruments		1,615,789	374,821	1,203,011	199,213
Loans and advances to banks	9	150,568	99,398	123,759	66,880
Loans to customers		20,449,754	6,713,983	18,713,221	6,060,508
Financial assets available for sale	11	2,054,110	512,510	326,964	55,558
Financial assets held to maturity		226,422	—	226,422	—
Investments in other companies	12	19,967	2,475	19,967	2,475
Intangible assets	13	1,657,614	51,809	469,167	51,809
Property, plant and equipment		119,970	33,970	119,970	33,970
Current tax assets		162,410	21,981	16,241	2,198
Deferred tax assets	15	287,051	110,044	28,705	11,004
Other assets		486,047	137,454	388,304	137,454
Off-balance-sheet assets
Contingent loans		2,255,880	1,140,711	1,353,528	684,427

Total risk-weighted assets		31,901,924	9,767,118	23,195,004	7,338,585

Items presented at their credit equivalent risk value, as established in SBIF Chapter 121 “Equity for Legal and Regulatory Purposes.”

	Amount			Ratio
	2016		2015	2016		2015
	MCh$		MCh$	%		%
Core capital	3,173,516	(a)	792,503	9.95	(c)	8.11
Regulatory capital	3,252,175	(b)	871,029	14.02	(d)	11.87

(a)	Core capital is defined as the net amount that should be shown in the Consolidated Financial Statements as “equity attributable to equity holders of the Bank” as indicated in the Compendium of Accounting Standards.

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(b)	Regulatory capital is equal to core capital plus subordinated bonds, additional provisions, and non-controlling interest as indicated in the Compendium of Accounting Standards; however, if that amount is greater than 20% of core capital, only the amount equivalent to that percentage will be added; goodwill is subtracted and if the sum of the assets corresponding to minority investments in subsidiaries other than banking support companies is greater than 5% of core capital, the amount that the sum exceeds that percentage will also be subtracted.
(c)	The consolidated core capital ratio is equal to core capital divided by total assets for capital purposes (includes items outside the Consolidated Statement of Financial Position).
(d)	The consolidated solvency ratio is equal to the ratio of regulatory capital to weighted assets.

As of September 30, 2016, the Bank includes the following information within its management objectives, policies and processes:

•	In accordance with the SBIF’s authorization of the business combination, it determined that the resulting bank (from April 1, 2016 onward) shall maintain regulatory capital of not less than 10% of its risk-weighted assets.

•	The shareholder agreement established “Optimum Regulatory Capital” for Itaú Corpbanca (Chilean Bank) or CorpBanca Colombia (Colombian Bank), as appropriate, (a) of the greater of (i) 120% of the minimum regulatory Capital Ratio required by applicable law in the respective country; and (ii) the average minimum regulatory Capital Ratio of the three largest private banks (excluding the Chilean Bank and/or the Colombian Bank (measured in terms of the assets of the Chilean Bank and/or the Colombian Bank (measured in terms of assets) in Chile or Colombia, as appropriate, in each case the last day of the most recent fiscal year multiplied by (b) the risk-weighted assets (which include the risk-weighted assets of the Subsidiaries that are consolidated for the purpose of calculating the minimum regulatory Capital Ratio in each country) of the Chilean Bank or the Colombian Bank, as appropriate, as of the date one year after the last day of the most recent fiscal year, presuming that the risk-weighted assets grow during that year at a rate equal to the Minimum Growth Rate.

•	The Bank, in consolidated terms (the owners of the Bank), has total equity of MCh$3,173,516 (MCh$792,503 in 2015).

In terms of regulatory ratios, the Bank closed the 2016 period with a ratio of core capital to total assets of 9.95% (8.11% in 2015), while the Basel Index (regulatory capital to total risk-weighted assets was 14.02% (11.87% in 2015).

b.4	Operational Risk

a.	Definition

The Bank and its subsidiaries define operational risk as the possibility of losses resulting from failures, weaknesses or inadequacy of internal processes, staff, and systems or from external events. This definition includes legal risk but excludes strategic and reputation risk. Operational risk is recognized as a manageable risk and, therefore, the Bank has designated an area within its corporate structure that is in charge of this task.

b.	Structure

In line with its business strategy, Banco Itaú Corpbanca has assigned operational risk management to the Operational Risk Division, which acts according to an annual plan based on the strategic plan for the business areas, support areas and the Parent Company. This plan includes its own activities and others agreed with the Parent Company to comply with regulatory requirements. Time and available resources are distributed based on the organization’s objectives and size. This Division reports to the Corporate Risk Division, which in turn reports to the Bank’s Chief Executive Officer.

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In the Bank’s corporate governance structure, managing operational risk is of strategic importance to its business processes. Operational risk management is based on financial industry best practices, international standards (most importantly the Basel standards) and local standards, especially Chapter 1-13 of the SBIF regulations on operational risk management.

Banco Itaú Corpbanca has adopted a model with three lines of defense as the primary means of implementing its operational risk management, internal control and compliance structure, ensuring that corporate guidelines are followed. It establishes that the business and support areas (first line of defense) are responsible for managing risks related to their processes. To accomplish this, they must establish and maintain a risk management program that ensures effective controls. The risk management program calls for all relevant risk matters to be reported to higher levels and to the Operational Risk Committee. According to Bank policy, this operational risk management program is implemented at all personnel levels and for all types of products, activities, processes and systems. Business and support units are responsible for playing an active and primary role in identifying, measuring, controlling and monitoring these risks and for understanding and managing their risks in compliance with policies.

Our methodology consists of evaluating the risks and controls of a business from a broad perspective and includes a plan to monitor the effectiveness of those controls and identify potential weaknesses. This perspective considers, among other factors, the volume and complexity of activities and the potential impact of the related operational losses and the control environment. The stages and main activities of our methodology are:

Identifying risks:

•	Mapping processes.

•	Identifying risks and controls associated with processes, products, projects.

•	Identifying internal and external rules and regulations.

•	Recording operating losses.

Measuring and evaluating each risk identified:

•	Evaluating events.

•	Evaluating internal and external rules and regulations.

•	Walk-throughs and tests.

•	Classifying controls (SOX).

•	Evaluating business impacts of contingencies using a business impact analysis (BIA).

•	Corporate and regulatory self-assessment.

Mitigation and control:

•	Defining the risk response (walk-throughs, tests, action plans).

•	Mitigating and controlling crisis situations.

•	Monitoring the internal control environment.

•	Defining and implementing risk indicators

•	Monitoring indicators and controls.

•	Assisting with implementation of actions plans to mitigate audit comments and risk events.

Reporting:

•	Management reports to the Bank’s senior management and committees.

•	Coordinating operational risk, IT security, continuity and crisis management committees.

•	Management reports to parent company.

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c.	Objectives

The main objectives of the Bank and its subsidiaries in managing operational risk are to:

•	Identify, evaluate, report, manage and monitor operational risk of activities, products and processes carried out or sold by the Bank and its subsidiaries;

•	Build a strong culture of operational risk management and internal controls with responsibilities clearly defined and duties properly segregated among business and support functions, whether developed internally or outsourced to third parties;

•	Generate effective internal reports on matters related to operational risk management, with scaling;

•	Control the design and application of effective plans for facing contingencies that ensure business continuity and limit loss.

In terms of training and awareness, the Bank continues to reinforce a risk culture through classroom training sessions on operational risk, internal controls and external and internal fraud prevention; to carry out the yearly program “more security” for all associates and to provide orientation programs for new employees.

Lastly, it continues to apply the Sarbanes-Oxley (SOX) methodologies for its main products and processes, which is certified each year by an external consultant.

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Note 36 - Asset and Liability Maturities

a.	Maturities of Financial Assets

The main assets grouped by maturity, including interest accrued as of December 31, 2016 and 2015, are detailed as follows: As they are instruments held for trading or available for sale, they are at fair value and may be sold within the term.

		As of December 31, 2016
		Up to One Month	Between One Month and Three Months	Between Three Months and One Year	Between One Year and Three Years	Between Three Years and Six Years	More than Six Years	TOTAL
	Note	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Trading securities	5	7,475	14,708	279,372	244,335	60,968	25,699	632,557
Receivables from repurchase agreements and securities borrowing	7	170,242	—	—	—	—	—	170,242
Financial derivative instruments	8	44,359	323,631	300,755	122,920	217,371	93,733	1,102,769
Loans and advances to banks (*)	9	72,750	47,651	7,822	22,557	—	—	150,780
Loans to customers (**)	10	1,403,682	1,823,126	3,224,035	4,005,160	2,798,581	7,771,360	21,025,944
Commercial loans and other		1,154,967	1,683,154	3,031,744	2,320,796	1,849,412	4,616,390	14,656,463
Residential mortgage loans		29,808	50,810	76,685	566,873	402,947	2,761,394	3,888,517
Consumer loans		218,907	89,162	115,606	1,117,491	546,222	393,576	2,480,964
Financial assets available for sale	11	209,064	338,326	159,525	521,123	688,655	137,417	2,054,110
Financial assets held to maturity	11	95,697	13,405	114,514	—	—	2,817	226,433

(*)	Loans and advances to banks are presented gross. The amount of provisions corresponds to MCh$212.
(**)	Loans are presented gross. Provisions by loan type are detailed as follows: Commercial MCh$435,806, Mortgage MCh$35,582 and Consumer MCh$127,342.

		As of December 31, 2015
		Up to One Month	Between One Month and Three Months	Between Three Months and One Year	Between One Year and Three Years	Between Three Years and Six Years	More than Six Years	TOTAL
	Note	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Trading securities	5	16,182	264	1,319	—	—	—	17,765
Receivables from repurchase agreements and securities borrowing	7	10,293	—	—	—	—	—	10,293
Financial derivative instruments	8	6,513	18,799	27,499	58,540	116,633	—	227,984
Loans and advances to banks (*)	9	49,842	30,141	16,687	2,728	—	—	99,398
Loans to customers (*)	10	651,396	862,921	2,375,004	663,488	1,619,553	651,615	6,823,977
Commercial loans and other		628,454	831,680	1,906,507	346,938	613,055	262,738	4,589,372
Residential mortgage loans		10,410	11,868	54,397	145,379	922,917	388,877	1,533,848
Consumer loans		12,532	19,373	414,100	171,171	83,581	—	700,757
Financial assets available for sale	11	169,786	272,490	68,325	1,909	—	—	512,510
Financial assets held to maturity	11	—	—	—	—	—	—	—

(*)	Loans and advances to banks are presented net. The amount of provisions corresponds to MCh$ 53.
(**)	Loans are presented gross. Provisions by loan type are detailed as follows: Commercial MCh$71,393, Mortgage MCh$7,067 and Consumer MCh$31,534.

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b.	Maturities of Financial Liabilities

The main liabilities grouped by maturity, including interest accrued as of December 31, 2016 and 2015, are detailed as follows:

		As of December 31, 2016
		Up to One Month	Between One Month and Three Months	Between Three Months and One Year	Between One Year and Three Years	Between Three Years and Six Years	More than Six Years	TOTAL
	Note	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Payables from repurchase agreements and securities lending	7	373,879	—	—	—	—	—	373,879
Savings accounts and time deposits (*)	17	3,379,325	2,462,804	2,294,591	2,708,973	96,621	639,396	11,581,710
Financial derivative instruments	8	67,702	235,972	235,374	112,317	206,924	49,045	907,334
Borrowings from financial institutions	18	279,217	274,361	652,998	735,710	168,635	68,949	2,179,870
Debt instruments issued	19	3,682	1,617	495,789	1,324,415	1,366,694	2,268,056	5,460,253

(*)	Excludes term savings accounts.

		As of December 31, 2015
		Up to One Month	Between One Month and Three Months	Between Three Months and One Year	Between One Year and Three Years	Between Three Years and Six Years	More than Six Years	TOTAL
	Note	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Payables from repurchase agreements and securities lending	7	43,727	—	—	—	—	—	43,727
Savings accounts and time deposits (*)	17	3,305,686	323,057	323,830	—	—	—	3,952,573
Financial derivative instruments	8	75,608	56,509	121,066	—	—	—	253,183
Borrowings from financial institutions	18	653,274	5,326	—	—	—	—	658,600
Debt instruments issued	19	56,659	270,516	1,177,160	—	—	—	1,504,335

(*)	Excludes term savings accounts.

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Note 37 - Foreign Currency

Consolidated balances as of December 31, 2016 and 2015, include assets and liabilities in foreign currency or units indexed to variations in exchange rates, detailed as follows:

	Payable in Foreign Currency		Payable in Chilean Pesos (*)		Total
	12-31-2016	12-31-2015	12-31-2016	12-31-2015	12-31-2016	12-31-2015
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
ASSETS
Cash and due from banks	1,692,086	250,652	—	—	1,692,086	250,652
Transactions pending settlement	66,208	33,088	—	—	66,208	33,088
Trading securities	847,778	—	—	—	847,778	—
Receivables from repurchase agreements and securities borrowing	203,673	—	—	—	203,673	—
Financial derivative instruments	319,512	86,049	—	—	319,512	86,049
Loans and advances to banks	224,797	139,643	—	—	224,797	139,643
Loans to customers and banks	10,754,875	1,768,791	12,165	23,756	10,767,040	1,792,547
Financial assets available for sale	700,517	—	15,561	—	716,078	—
Financial assets held to maturity	338,039	—	—	—	338,039	—
Investments in other companies	9,909	—	—	—	9,909	—
Intangible assets	315,148	—	—	—	315,148	—
Property, plant and equipment	59,939	—	—	—	59,939	—
Current tax assets	36,896	—	—	—	36,896	—
Deferred tax assets	117,271	—	—	—	117,271	—
Other assets	390,596	105,377	3	—	390,599	105,377

TOTAL ASSETS	16,077,244	2,383,600	27,729	23,756	16,104,973	2,407,356

LIABILITIES
Current accounts and other demand deposits	3,791,293	227,541	—	—	3,791,293	227,541
Transactions pending settlement	44,614	11,579	—	—	44,614	11,579
Payables from repurchase agreements and securities borrowing	550,020	—	—	—	550,020	—
Savings accounts and time deposits	6,182,859	805,971	7	—	6,182,866	805,971
Derivative instruments	204,062	67,829	—	—	204,062	67,829
Borrowings from financial institutions	3,254,744	927,501	—	—	3,254,744	927,501
Debt instruments issued	2,387,535	—	—	—	2,387,535	—
Other financial liabilities	3,382	—	—	—	3,382	—
Current tax liabilities	—	—	—	—	—	—
Deferred tax liabilities	140,900	—	—	—	140,900	—
Provisions	119,361	—	—	—	119,361	—
Other liabilities	185,618	1,500	—	—	185,618	1,500

TOTAL LIABILITIES	16,864,388	2,041,921	7	—	16,864,395	2,041,921

(*)	This includes transactions receivable expressed in foreign currency or indexed to variations in exchange rates

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Note 38 - Events After the Reporting Period

ITAU CORPBANCA CORREDORA DE BOLSA S.A.

a.	Merger of Subsidiaries

On January 1, 2017, the merger of Corpbanca Corredores de Bolsa S.A. and Itaú BBA Corredor de Bolsa Ltda. took place, by which the latter absorbed the former. The new resulting company is the legal successor of Corpbanca Corredores de Bolsa S.A., and its new corporate name is Itaú Corpbanca Corredores de Bolsa S.A.

ITAU CORPBANCA

a.	Amendments to Transaction Agreement

On January 20, 2017, Itaú Unibanco Holding S.A. (“Itaú Unibanco”), Itaú Corpbanca, Corp Group Interhold S.P.A. (“Interhold”) and Inversiones Gasa Limitada (“GASA”, collectively with Interhold, “CorpGroup”), have agreed to amend the Transaction Agreement signed on January 29, 2014 and amended on June 2, 2015 (the “Transaction Agreement”), by virtue of which they agreed to the strategic partnership of the operations in Chile and Colombia of Corpbanca and Banco Itaú Chile through the merger of Corpbanca and Banco Itaú Chile, approved at their respective Extraordinary Shareholders’ Meetings.

The amendments to the Transaction Agreement are detailed in Note 3 “Events After the Reporting Period”, in the section “Itaú Corpbanca” letter e).

b.	Transfer of Ownership SMU Corp S.A.

On January 30, 2017, Itaú Corpbanca transferred all of its shares in SMU Corp S.A., equivalent to 51%. As a result, that company is no longer a subsidiary of the Bank. The shares were acquired by Inversiones Monserrat S.A.

c.	Lawsuit Brought by Helm LLC against Itaú Corpbanca

On December 20, 2016, Helm LLC filed a lawsuit in the New York State Supreme Court (“the State Court Lawsuit”) and a Request for Arbitration before the ICC International Arbitration Court (the “Arbitration”), against Itaú Corpbanca, alleging certain breaches of contract.

These alleged breaches refer to (i) the amended shareholder agreement of HB Acquisition S.A.S. dated July 31, 2013 (“SHA”) and (ii) the Transaction Agreement (“TA”) dated January 29, 2014, as amended, which governs, among other matters, the merger between Itaú Chile S.A. and Corpbanca, by which Itaú Corpbanca was formed, and the potential acquisition by Itaú Corpbanca of certain shares of Corpbanca Colombia (the “Acquisition of the Shares under the TA”) on or before January 29, 2017.

In the State Court Lawsuit, Helm LLC sought an injunction to support the arbitration to prevent the Acquisition of the Shares from taking place, which, as reported by Itaú Corpbanca as an Essential Event on December 20, 2016, was postponed until January 28, 2022.

On December 30, 2016, Itaú Corpbanca filed its response to the motions filed by Helm LLC in accordance with the State Court Lawsuit and, later, on January 26, 2017, Helm LLC filed a notice to withdraw the State Court Lawsuit. The Arbitration has begun in accordance with applicable procedures.

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Itaú Corpbanca and Corpbanca Colombia (the latter as nominal defendant) filed their respective responses to the arbitration suit on February 14, 2017. Itaú Corpbanca believes that the actions filed in the Arbitration by Helm LLC have no grounds and Itaú Corpbanca has filed a countersuit against Helm LLC for breaching the SHA. Itaú Corpbanca has taken and will continue to take all steps necessary to enforce its rights under the SHA in accordance with applicable law.

ITAU CHILE ADMINISTRADORA GENERAL DE FONDOS S.A. – CORPBANCA ADMINISTRADORA GENERAL DE FONDOS S.A.

a.	Merger Date Postponed

On January 25, 2017, extraordinary meetings of the boards of Itaú Chile Administradora General de Fondos S.A. and CorpBanca Administradora General de Fondos S.A. were held. At these meetings, the boards agreed to render null and void the agreement to merge and amend the bylaws approved on June 30, 2016, at the Extraordinary Shareholders’ Meeting. They also agreed to initiate, as soon as possible, a new merger process to integrate the businesses of both companies and to request the corresponding authorizations, which will be communicated in a timely manner.

None of the matters described above involve any adjustments to the Consolidated Financial Statements as of December 31, 2016.

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Between January 1, 2017, and February 23, 2017, the date of issuance of these Consolidated Financial Statements, there have been no other events after the reporting period that could affect the presentation and/or results of the financial statements.

Juan Vargas Matta	Milton Maluhy Filho
Chief Accountant	Chief Executive Officer

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